Exhibit 99.1

ANNUAL REPORT
At December 31, 2018

* Belongs to the Management Board report as defined in Title 9, Dutch Civil Code 2.

CNH Industrial N.V.
Corporate Seat: Amsterdam, the Netherlands
Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom
Share Capital: €17,608,744.72 (as of December 31, 2018)
Amsterdam Chamber of Commerce: reg. no. 56532474

Contents 1

BOARD OF DIRECTORS
AND AUDITOR

BOARD OF DIRECTORS
Chairperson(a)
Suzanne Heywood
Chief Executive Officer(b)
Hubertus Mühlhäuser
Directors
Mina Gerowin(2)(**)
Léo W. Houle(2)(3)(*)
Peter Kalantzis(1)(3)(**)
John Lanaway(1)(**)
Silke C. Scheiber(1)(**)
Guido Tabellini(3)(**)
Jacqueline A. Tammenoms Bakker(2)(**)
Jacques Theurillat(1)(**)
INDEPENDENT AUDITOR Ernst & Young Accountants LLP
(1)Member of the Audit Committee
(2)    Member of the Governance and Sustainability Committee
(3)    Member of the Compensation Committee

(a)
Mr. Sergio Marchionne had been Chairman until July 21, 2018. On July 21, 2018, the Board of Directors appointed Lady Suzanne Heywood as Chairperson with immediate effect. The appointment of Lady Heywood as Executive Director was approved by the Extraordinary General Meeting of Shareholders held on November 29, 2018. As a result of her appointment as Executive Director, Lady Heywood stepped down from her roles as Chairperson of the Governance and Sustainability Committee (effective December 3, 2018) and as a member of the Compensation Committee (effective November 29, 2018).

(b)
Mr. Richard J. Tobin had been Chief Executive Officer and member of the Board until April 27, 2018. The Board of Directors appointed Mr. Derek Neilson as Interim Chief Executive Officer effective as of April 27, 2018. Mr. Neilson, who was not a member of the Board, served in such position until September 17, 2018, the date of appointment of Mr. Hubertus Mühlhäuser as Chief Executive Officer. The appointment of Mr. Mühlhäuser to the Company’s Board of Directors as Executive Director was approved by the Extraordinary General Meeting of Shareholders held on November 29, 2018.

(*)    Independent Director and Senior Non-Executive Director
(**)    Independent Director
Disclaimer
All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Risk Factors” of this Annual Report.
Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Board of Directors and Auditor 2

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION
CNH Industrial N.V. is incorporated in, and under the laws of, the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, as used in this Annual Report, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its consolidated subsidiaries.
Until December 31, 2013, CNH Industrial presented its Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”), in euros and included three reportable segments: Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain.
Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under EU-IFRS for European listing purposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Consolidated Financial Statements. Financial statements under both sets of accounting principles use the U.S. dollar as the presentation currency. Prior period results, prepared in euro, were consistently recast. In addition, CNH Industrial expanded its reportable segments from three to five: Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services. Prior period results were consistently recast. The activities carried out by Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.
We have prepared our annual consolidated financial statements presented in this Annual Report in accordance with EU-IFRS and with Part 9 of Book 2 of the Dutch Civil Code. Our consolidated financial statements are prepared with the U.S. dollar as the presentation currency and, unless otherwise indicated, all financial data set forth in this Annual Report are expressed in U.S. dollars.
Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) North America; (2) EMEA; (3) LATAM and (4) APAC. The geographic designations have the following meanings:

▪	North America (formerly NAFTA): United States, Canada and Mexico;

▪	EMEA: member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

▪	LATAM: Central and South America, and the Caribbean Islands; and

▪	APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States.
Certain industry and market share information in this Annual Report has been presented on a worldwide basis which includes all countries. In this Annual Report, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles, regions are defined as: Europe (the 27 countries where our Commercial Vehicles segment competes, excluding United Kingdom and Ireland, for market share and total industry volume (“TIV”) reporting purposes), LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia and New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Presentation of Financial and Certain Other Information 3

OUR COMMITMENT TO SUSTAINABLE DEVELOPMENT AND LONG-TERM VALUE CREATION
CNH Industrial believes that growth only has value if it is also sustainable and, therefore, considers the management of the environmental and social impacts of its activities to be fundamental. The full integration of environmental and social considerations with economic objectives enables the Group to identify potential risks and seize additional development opportunities, resulting in a process of continuous, and sustainable, improvement that creates value over the long-term.
In recent years, CNH Industrial has changed its approach to sustainability, moving to a proactive approach in which CNH Industrial leverages sustainability to take decisions for long-term value creation.
CNH Industrial has developed a Sustainability Model that aims to create sustainable value for its stakeholders. It represents the relationship between CNH Industrial and the external drivers that affect its business (or have the potential to do so), and provides an overview of how the Group is structured to deal with and manage them. These external drivers are the variables that continuously feed, guide, and steer the internal mechanisms of CNH Industrial, and they consist of megatrends, market needs, and the regulatory framework.
Megatrends are long-term global changes affecting governments, economies, and societies, and they provide a snapshot of ongoing changes across the globe and of emerging social needs. Market needs identify customer priorities and demand for products and services; and the regulatory framework defines the legal parameters within which CNH Industrial operates.

MEGATRENDS:
- FOOD SCARCITY AND FOOD SECURITY
CUSTOMER NEEDS
REGULATORY FRAMEWORK
CORPORATE PURPOSE AND BRAND PURPOSES
STRATEGIC PLANNING
PROCESSES & APPLICATIONS
PRODUCTS & INNOVATION
INTEGRATION INTO THE VALUE CHAIN
SUSTAINABLE VALUE FOR STAKEHOLDERS
GOVERNANCE
RISK MANAGEMENT
BEHAVIORS & ENGAGEMENT
VALUES

CNH Industrial responds to these external drivers with a shared corporate purpose and an individual purpose for each brand, consistent across the Group and viable over the medium-to-long term, as well as with a set of values that lie at the core of CNH Industrial’s day-to-day activities.
CNH Industrial's purpose and values are implemented through:

▪	strategic planning, including medium-to-long term targets;

▪	a system of principles, rules, and procedures in which roles and responsibilities are clearly defined; and

▪	a process that anticipates and manages current and future economic, environmental, and social risks and opportunities.
Moving closer to the core of the Model, the emphasis shifts from strategy and governance to the operational aspects of the Group. These consist of processes and applications such as manufacturing and logistics, product development and

Our Commitment to Sustainable Development and long-term value creation 4 innovation, and employee behavior and stakeholder engagement, all of which must be integrated into the entire value chain to achieve CNH Industrial’s core objective: the creation of sustainable, long-term value for all stakeholders.
Sustainability is a core element of CNH Industrial’s Corporate Governance, with senior management playing a direct and active role. The Governance and Sustainability Committee (the "Governance and Sustainability Committee") of the Board of Directors ("Board") is responsible for, among other things, assisting the Board in: monitoring and evaluating reports on CNH Industrial’s sustainable development policies and practices, management standards, strategy, global performance and governance; reviewing, assessing, and making recommendations on strategic guidelines for sustainability-related issues; and reviewing the Company’s annual Sustainability Report(1).
CNH Industrial has established a structure made up of global and regional sustainability committees and the Sustainability Team in order to optimize the management of sustainability aspects within the Group.
The Sustainability Steering Committee (“SSC”), established in 2016, is a committee of the Global Executive Committee (formerly, Group Executive Council, "GEC"), and is responsible for identifying sustainability strategies, integrating sustainability into operating processes, and providing a forum for communication and benchmarking among the regions.
The SSC provides a forum where CNH Industrial senior management is able to discuss sustainability issues, integrating a medium-to-long-term vision with business needs. The SSC is chaired by the Chief Sustainability Officer, who is also the Chief Financial Officer, and is coordinated by the Sustainability Planning and Reporting Department. The permanent members of the committee are: the Regional Chief Operating Officers, brand leaders, and the heads of: Manufacturing, Purchasing, Quality, Human Resources, Corporate Communications, Legal, Compliance, Internal Audit, and Corporate Control and Accounting.
The Sustainability Team, appointed in 2016, is a network of experts responsible for incorporating sustainability criteria more effectively into Company strategy and for ensuring the necessary support for sustainability planning and reporting. The Team is overseen by the Chief Sustainability Officer and consists of personnel with global expertise (the Sustainability Planning and Reporting Department and the twenty-four Sustainability Business Points of Reference), as well as individuals at regional level supervised by the four Regional Sustainability Coordinators. The Regional Sustainability Coordinators coordinate the activities of the Regional Sustainability Committees.

(1) The 2018 Sustainability Report will be made available on the Company’s website starting from April 12, 2019, the day of the 2019 Annual General Meeting of Shareholders.

Our Commitment to Sustainable Development and long-term value creation 5

The CNH Industrial sustainability management system consists of the following tools:

▪	the Code of Conduct, approved by the Board of Directors, and related Company policies which set out the Company’s approach to key issues;

▪	a set of policies to manage specific issues, as well as the Human Capital Management Guidelines, Green Logistics Principles, and the Supplier Code of Conduct;

▪	the materiality analysis, which defines social and environmental priorities;

▪	stakeholder engagement on material topics;

▪
a set of approximately 200 sustainability-related Key Performance Indicators, designed to provide comprehensive coverage of all the key environmental, social, and governance aspects, in line with GRI Standards and those of the major sustainability rating agencies;

▪	the Sustainability Plan, including long-term targets, that identifies action priorities and tracks commitments undertaken;

▪	the annual Sustainability Report, which discloses the Company’s performance on sustainability aspects; and

▪	the CNH Industrial website, which includes a dedicated top-level sustainability area presenting the contents of the most recent Sustainability Report, along with regular updates.
The Sustainability Report, prepared on a voluntary basis and by applying the Global Reporting Initiative’s guidelines (GRI Standards), integrates the economic aspects described herein with a comprehensive view of the environmental and social performance of CNH Industrial’s operations.
Materiality analysis
The materiality analysis is a tool that CNH Industrial uses to ensure close alignment between the material topics and its business decisions, increasingly integrating sustainability principles into the Company's daily activities. According to this approach, topics are considered material if they reflect CNH Industrial’s economic, environmental, and social impacts, or influence the decisions of stakeholders. Within the analysis, the material topics are the key aspects CNH Industrial focuses on to either mitigate and limit the impact of the megatrends or exploit and enhance their positive effects. The megatrends identified by the SSC that have the greatest potential to shape the Company's future business are the following: climate change; food scarcity and food security; and the innovative and digital world. In the past three years the material topics have been evaluated through stakeholder engagement to assess:

▪	the relevance to CNH Industrial, based on the feedback from the first reports to GEC members (74 in total);

▪
the relevance to stakeholders, based on feedback from a sample of 1,687 stakeholders (440 in 2018) among employees, customers, dealers, opinion leaders, public institutions, non-governmental organizations, investors, and journalists.

CNH Industrial managers and stakeholders were engaged via an online survey or direct interview. They were asked to evaluate the 12 material topics identified, ranking the five most relevant based on their impact on the economy, the environment, and society.
The CNH Industrial Materiality Matrix was prepared by assessing how frequently each material topic was selected. It was shared with the GEC members, reviewed by the SSC, and reviewed and approved by the Chief Executive Officer ("CEO"). The final phase involved third party assurance of compliance, in which the matrix development process was audited by an independent company.

Our Commitment to Sustainable Development and long-term value creation 6

The Materiality Matrix confirms the great relevance of business-related aspects. Specifically, from a circular economy perspective, the material topic “circular product life cycle” was considered, both within and outside the Company, as one of the most relevant to CNH Industrial, highlighting the importance of adopting alternative solutions that minimize the impact of a product’s life cycle. “CO2 and other air emissions” was also one of the most relevant topics, considering not only the impact of manufacturing processes, but also of the entire value chain (logistics, supply chain, and product use). CNH Industrial’s materiality analysis employs a multi-year approach. The Materiality Matrix is updated annually to take account of changes in stakeholder perceptions and incorporate any new aspect that may become significant for the Company or its stakeholders. Indeed, other stakeholders will be interviewed in 2019 to identify needs or priorities related to the current material topics.

Our Commitment to Sustainable Development and long-term value creation 7

Topic	Reference
PRODUCT & INNOVATION
Circular Product life cycle	Business Overview/Industry Overview
Autonomous vehicles and connectivity	Business Overview/Industry Overview
Self-sustaining food systems	Business Overview/Industry Overview
Trade, regulations, and public debate	Business Overview/Industry Overview
BEHAVIORS & ENGAGEMENT
Local community engagement	Corporate Governance/Community Relations
Value chain management	Business Overview/Suppliers
Employee engagement	Human Resources/Employees
Digital workplaces	N.A.
PROCESSES & APPLICATIONS
CO2 and other air emissions	Business Overview/Plants and Manufacturing Processes
Renewable energy	Business Overview/Plants and Manufacturing Processes
Water and waste efficiency	Business Overview/Plants and Manufacturing Processes
Innovation-to-zero	Business Overview/Plants and Manufacturing Processes; Human Resources/Employees
CNH Industrial defined long-term targets, aligned with the material topics included in the Materiality Matrix and consistent with those stated in the UN Sustainable Development Goals ("SDGs"). The process to define these targets, based on potential risks and opportunities relating to its business activities, involved all members of the GEC. The long-term targets were incorporated into the Sustainability Plan, which expresses CNH Industrial’s commitment to contribute to development in harmony with people and the environment. The Sustainability Plan is updated annually to report the progress of existing projects and establish new targets to ensure continuous improvement, essential for long-term growth and value creation.
Moreover, an analysis on the SDGs has been performed to identify those most relevant to CNH Industrial. The six most relevant SDGs are:

▪	SDG 2: zero hunger - end hunger, achieve food security and improved nutrition, and promote sustainable agriculture;

▪	SDG 3: Ensure healthy lives and promote well-being for all at all ages;

▪	SDG 8: decent work and economic growth - promote sustained, inclusive, and sustainable economic growth, full and productive employment, and decent work for all;

▪	SDG 10: reduced inequalities - reduce inequality within and among countries;

▪	SDG 12: responsible consumption and production: ensure sustainable consumption and production patterns; and

▪	SDG 13: climate action - take urgent action to combat climate change and its impacts.
These SDGs will inspire CNH Industrial’s future endeavors in terms of sustainability targets, practices and projects.
As further evidence of its commitment to promote sustainable development and to fight climate change, CNH Industrial endorsed two of the commitments promoted by the CDP(1) through its Commit to Action campaign during the UN Climate Change Conference (COP21) held in Paris in December 2015. CNH Industrial committed to (i) produce and use climate change information in mainstream corporate reports out of a sense of fiduciary and social responsibility, and (ii) engage in national and international debates, to contribute to progress on reducing greenhouse gas emissions. In response to the first commitment, some information required by the Climate Change Reporting Framework of the Climate Disclosure Standards Board (CDSB) is included in this Annual Report.

(1) CDP is the international not for profit organization that provides the only global system for companies and cities to measure, disclose, manage, and share essential environmental information.

Our Commitment to Sustainable Development and long-term value creation 8

Methodologies
This Non-Financial Statement addresses the requirements of the Dutch Decree dated March 14, 2017 on Non-Financial Information, that implemented the Directive 2014/95/EU into Dutch law and this Non-Financial Statement is based on the GRI Standards reporting guidelines.
Defining the contents of this Annual Report is a process based on principles of materiality, stakeholder inclusiveness, sustainability context, and completeness. Ensuring the quality of information concerns principles of balance, comparability, accuracy, timeliness, clarity, and reliability.
Environmental and social issues included in the Annual Report were selected on the basis of the materiality analysis and focus on key phases in the product life cycle. For further information on CNH Industrial commitment to sustainable development, see the 2018 Sustainability Report.
The contents related to the different requirements stated in the Dutch Decree are included in this Annual Report in different sections. The table below shows the internal references where to find the information for each requirement.

Our Commitment to Sustainable Development and long-term value creation 9

EU Directive Non-Financial Information and Diversity information reference table

Topic	Subtopic	Included (yes/no)	Reference
Business model		Yes	Business Overview; Our Commitment to Sustainable Development and long-term Value Creation; Corporate Governance/Code of Conduct
Relevant social and personnel matters (e.g. HR, safety etc.)	A description of the policies pursued, including due diligence.	Yes	Corporate Governance/Code of Conduct; Human Resources/Employees; Business Overview/Suppliers
	The outcome of those policies.	Yes	Corporate Governance/Code of Conduct; Human Resources/Employees; Business Overview/Suppliers
	Principle risks in own operations and within value chain.	Yes	Risk Management, Risks and Control System; Human Resources/Employees; Business Overview/Suppliers
	How risks are managed.	Yes	Risk Management, Risks and Control System; Human Resources/Employees; Business Overview/Suppliers
	Non-financial key performance indicators.	Yes	Human Resources/Employees; Business Overview/Suppliers
Relevant Environmental matters (e.g. climate-related impacts)	A description of the policies pursued, including due diligence.	Yes	Corporate Governance/Code of Conduct; Business Overview/Plants and Manufacturing Processes
	The outcome of those policies.	Yes	Corporate Governance/Code of Conduct; Business Overview/Plants and Manufacturing Processes
	Principle risks in own operations and within value chain.	Yes	Risk Management, Risks and Control System; Business Overview/Plants and Manufacturing Processes
	How risks are managed.	Yes	Risk Management, Risks and Control System; Business Overview/Plants and Manufacturing Processes
	Non-financial key performance indicators.	Yes	Business Overview/Plants and Manufacturing Processes
Relevant matters with respect for human rights (e.g. labour protection)	A description of the policies pursued, including due diligence.	Yes	Corporate Governance/Code of Conduct; Corporate Governance/Respect for Human Rights
	The outcome of those policies.	Yes	Corporate Governance/Code of Conduct; Corporate Governance/Respect for Human Rights
	Principle risks in own operations and within value chain.	Yes	Risk Management, Risks and Control System; Corporate Governance/Respect for Human Rights
	How risks are managed.	Yes	Risk Management, Risks and Control System; Corporate Governance/Respect for Human Rights
	Non-financial key performance indicators.	Yes	Corporate Governance/Respect for Human Rights
Relevant matters with respect to anti-corruption and bribery	A description of the policies pursued, including due diligence.	Yes	Corporate Governance/Code of Conduct; Corporate Governance/Anti-Corruption and Bribery
	The outcome of those policies.	Yes	Corporate Governance/Code of Conduct; Corporate Governance/Anti-Corruption and Bribery
	Principle risks in own operations and within value chain.	Yes	Risk Management, Risks and Control System; Corporate Governance/Anti-Corruption and Bribery
	How risks are managed.	Yes	Risk Management, Risks and Control System; Corporate Governance/Anti-Corruption and Bribery
	Non-financial key performance indicators.	Yes	Corporate Governance/Anti-Corruption and Bribery
Insight into the diversity (executive board and the supervisory board)	A description of the policies pursued.	Yes	Corporate Governance/Board of Directors
	Diversity targets	No	Corporate Governance/Board of Directors
	Description of how the policy is implemented	Yes	Corporate Governance/Board of Directors
	Results of the diversity policy	Yes	Corporate Governance/Board of Directors
Moreover, CNH Industrial has started working on the alignment of the reporting on its climate practices with the framework and recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD). CNH Industrial is planning to carry out a 2° C scenario analysis in the coming years and to set science-based targets accordingly.

Our Commitment to Sustainable Development and long-term value creation 10

TCFD correspondence table

Thematic area	Recommended TCFD disclosures	Reference
Governance Disclose the organization’s governance around climate-related risks and opportunities.	a) Describe the board’s oversight of climate-related risks and opportunities.
▪ Annual Report: Our commitment to sustainable development and long-term value creation; Corporate Governance/Board of Directors; the Governance and Sustainability Committee
▪ CDP Climate Change Questionnaire: C1 - Governance
▪ Sustainability Report: Our Governance Model/Governance Structure; Manufacturing Processes/Energy management

b) Describe management’s role in assessing and managing climate-related risks and opportunities.
▪ Annual Report: Our commitment to sustainable development and long-term value creation
▪ CDP Climate Change Questionnaire: C1 - Governance
▪ Sustainability Report: Our Governance Model/Governance Structure; Manufacturing Processes/Energy management

Strategy Disclose the actual and potential impacts of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning where such information is material.	a) Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.
▪ Annual Report: Business Overview/Industry Overview; Risk Management, Risks and Control System
▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities; C3 - Business strategy
▪ Sustainability Report: Our commitment to the future/Materiality Analysis; Manufacturing Processes/Energy Management; Supply Chain; Sustainable Products

b) Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning.
▪ Annual Report: Business Overview/Industry Overview; Risk Management, Risks and Control System
▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities; C3 - Business strategy
▪ Sustainability Report: Our commitment to the future/Materiality Analysis; Manufacturing Processes/Energy Management; Supply Chain; Sustainable Products

c) Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.
▪ Annual Report: Business Overview/Industry Overview; Risk Management, Risks and Control System
▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities; C3 - Business strategy
▪ Sustainability Report: Our commitment to the future/Materiality Analysis; Manufacturing Processes/Energy/Management; Supply Chain; Sustainable Products

Risk Management Disclose how the organization identifies, assesses, and manages climate-related risks.	a) Describe the organization’s processes for identifying and assessing climate-related risks.	▪ Annual Report: Risk Management, Risks and Control System ▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities ▪ Sustainability Report: Our Governance Model/Risk Management
b) Describe the organization’s processes for managing climate-related risks.
▪ Annual Report: Risk Management, Risks and Control System; Business Overview/Plants and Manufacturing Processes
▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities
▪ Sustainability Report: Our Governance Model/Risk management; Manufacturing Processes/Energy Management; Supply Chain; Sustainable Products

	c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management.	▪ Annual Report: Risk Management, Risks and Control System ▪ CDP Climate Change Questionnaire: C2 - Risks and Opportunities ▪ Sustainability Report: Our Governance Model/Risk Management
Metrics & targets Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.	a) Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.
▪ Annual Report: Business Overview/Plants and Manufacturing Processes
▪ CDP Climate Change Questionnaire: C4 - Targets and performance; C6 - Emissions data; C8 - Energy
▪ Sustainability Report: Manufacturing Processes/Energy Management; Energy Performance

b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.
▪ Annual Report: Business Overview/Plants and Manufacturing Processes
▪ CDP Climate Change Questionnaire: C4 - Targets and Performance; C6 - Emissions data; C8 - Energy
▪ Sustainability Report: Manufacturing Processes/Energy Management; Energy Performance

c) Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.
▪ Annual Report: Business Overview/Plants and Manufacturing Processes
▪ CDP Climate Change Questionnaire: C4 - Targets and Performance; C6 - Emissions data; C8 - Energy
▪ Sustainability Report: Manufacturing Processes/Energy Management; Energy performance

Our Commitment to Sustainable Development and long-term value creation 11

Presence in Sustainability Indexes
Inclusion in sustainability indexes, and the ratings received from specialized sector-specific agencies, further reflect the robustness of CNH Industrial’s sustainable system. In 2018, CNH Industrial was reconfirmed as Industry Leader in the Dow Jones Sustainability Indices (DJSI) World and Europe for the eighth consecutive year. It received a score of 88/100. Still in 2018, CNH Industrial scored A- in the CDP Climate Change program, in recognition of its actions to optimize energy consumption, reduce CO2 emissions, and mitigate the business risks of climate change. It also ranked among the 31 A-listers in the CDP Water Security program, won the SAM Gold Class Sustainability Award 2019, and was awarded ISS-oekom Prime Status.
As at December 31, 2018, CNH Industrial was included in the following indexes: MSCI ESG Leaders Indexes(1), FTSE4Good Index Series, ECPI Global Agriculture Liquid, ECPI World ESG Equity, ECPI Global Developed ESG Best-in-Class, ECPI Euro ESG Equity, ECPI Global Megatrend 100, Euronext Vigeo World 120, Euronext Vigeo Europe 120, Euronext Vigeo Eurozone120, STOXX Global ESG Leaders Index, STOXX Global ESG Environmental Leaders Index, STOXX Global ESG Social Leaders Index, STOXX Global ESG Governance Leaders Index, STOXX Global ESG Impact Index, STOXX Global Low Carbon Footprint Index, STOXX Global Reported Low Carbon Index(2), Thomson Reuters Diversity & Inclusion Index and Integrated Governance Index (IGI).

(1) The inclusion of CNH Industrial in any MSCI index, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, or promotion of CNH Industrial by MSCI or any of its affiliates. The MSCI indexes are the exclusive property of MSCI. MSCI and the MSCI index names and logos are trademarks or service marks of MSCI or its affiliates.
(2) Those listed are the main global STOXX indexes in which CNH Industrial is included.

Our Commitment to Sustainable Development and long-term value creation 12

MEMBER OF
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EURONEXT vigeoeiris INDICES EUROZONE 120

EURONEXT vigeoeiris INDICES EUROPE 120

EURONEXT vigeoeiris INDICES WORLD 120

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Our Commitment to Sustainable Development and long-term value creation 13

REPORT ON OPERATIONS
SELECTED FINANCIAL DATA(*)

($ million)	2018	2017(**)	2016(***)	2015(***)	2014(***)
Net revenues	29,736	27,624	25,328	26,378	32,957
Profit/(loss) before taxes	1,914	740	(28)	659	1,482
Profit/(loss)	1,399	456	(371)	234	916
Attributable to:
Owners of the parent	1,368	439	(373)	236	917
Non-controlling interests	31	17	2	(2)	(1)
Basic earnings/(loss) per common share ($)	1.01	0.32	(0.27)	0.17	0.68
Diluted earnings/(loss) per common share ($)	1.01	0.32	(0.27)	0.17	0.68
Investments in tangible and intangible assets	1,033	896	874	1,116	1,698
of which: capitalized R&D costs	455	404	372	460	676
R&D expenditure(1)	1,080	986	891	877	1,122
Total Assets	48,650	50,798	47,834	49,117	54,441
Net (debt)/cash	(18,750)	(19,835)	(19,734)	(19,951)	(23,590)
of which: net industrial (debt)/cash	(640)	(1,023)	(1,822)	(1,570)	(2,874)
Total equity	7,472	6,684	6,634	7,217	7,577
Equity attributable to owners of the parent	7,443	6,671	6,623	7,170	7,534

(*)
Effective January 1, 2018, CNH Industrial has adopted the following accounting standards: IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments. Reference should be made to paragraph “New standards and amendments effective from January 1, 2018”. Concurrently with the change in accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Effective January 1, 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon adjusted EBIT and adjusted EBITDA. As a consequence, CNH Industrial no longer reports trading profit and operating profit on the face of the income statement.

(**)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated standard for revenue recognition (IFRS 15).

(***)	As previously reported.

(1)	Includes capitalized development costs and research and development (“R&D”) costs charged directly to the income statement.

Report on Operations Selected Financial Data 14

RISK FACTORS
The following risks should be considered in conjunction with the other risks described in the Disclaimer, Risk Management, Risks and Control System section and Notes to the Consolidated Financial Statements. These risks may affect our trading results and, individually or in the aggregate, could cause our actual results to differ materially from past and projected future results. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of our businesses. Although risks are discussed separately, many are interrelated. The following discussion of risks may contain forward-looking statements that are intended to be covered by the Disclaimer. Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. It is impossible to predict or identify all risk factors and, consequently, you should not consider the following factors to be a complete discussion of risks and uncertainties that may affect us. For the 2018 financial statements contained in this Annual Report, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1 - Presentation of Financial Statements) exist about its ability to continue as a going concern.
RISKS RELATED TO OUR BUSINESS, STRATEGY AND OPERATIONS
Global economic conditions impact our businesses
Our results of operations and financial position are and will continue to be influenced by macroeconomic factors – including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates or the availability of credit, inflation and deflation, energy prices, and the cost of commodities or other raw materials – which exist in the countries and regions in which we operate. Such macroeconomic factors vary from time to time and their effect on our results of operations and financial position cannot be specifically and singularly assessed and/or isolated.
Economic conditions vary across regions and countries, and demand for our products and services generally increases in those regions and countries experiencing economic growth and investment. Slower economic growth or a change in global mix of regions and countries experiencing economic growth and investment could have an adverse impact on our business, results of operations and financial condition. In a weaker economic environment, some dealers and customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Our suppliers may also be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to us. These factors could result in product delays, increased accounts receivable, defaults and inventory challenges. In addition, demand for our products and services can be significantly impacted by concerns regarding the diverse economic and political circumstances in the European Union, the debt burden of several countries in the European Union, the risk that one or more European Union countries could come under increasing pressure to leave the European Union and the long-term stability of the euro as a single common currency. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage actual or perceived sovereign credit risk, have led to further pressure on economic growth and may lead to new periods of economic volatility and recession in the European Union. Similarly, in Brazil and Argentina, macroeconomic conditions remain volatile. If there is significant deterioration in the global economy or the economies of key countries or regions, the demand for our products and services would likely decrease and our results of operations, financial position and cash flows could be materially and adversely affected.
We are exposed to political, economic, trade and other risks beyond our control as a result of operating a global business
We manufacture and sell products and offer services in several continents and numerous countries around the world including those experiencing varying degrees of political and economic instability. Given the global nature of our activities, we are exposed to risks associated with international business activities that may increase our costs, impact our ability to manufacture and sell our products and require significant management attention. These risks include:

▪	changes in laws, regulations and policies that affect, among other things:

◦	import and export duties and quotas;

◦	currency restrictions;

◦	the design, manufacture and sale of our products, including, for example, engine emissions regulations;

◦	interest rates and the availability of credit to our dealers and customers;

◦	property, contract rights and intellectual property;

◦
where, to whom, and what type of products may be sold, including new or additional trade or economic sanctions imposed by the U.S., EU or other governmental authorities and supranational organizations (e.g., the United Nations); and

◦	taxes;

Report on Operations Risk Factors 15

▪	regulations from changing world organization initiatives and agreements;

▪	changes in the dynamics of the industries and markets in which we operate;

▪	labor disruptions;

▪
disruption in the supply of raw materials and components, including rare materials (the latter might be more easily the target of sudden increases due to a variety of factors, including speculative measures or unforeseen political changes);

▪
changes in governmental debt relief and subsidy program policies in certain significant markets such as Argentina and Brazil, including the Brazilian government discontinuing programs subsidizing interest rates on equipment loans;

▪
withdrawal from or changes to trade agreements or trade terms, negotiation of new trade agreements and the imposition of new (and retaliatory) tariffs on certain countries, or covering certain products or raw materials; and

▪	war, civil unrest and terrorism.
In recent years, terrorist attacks have occurred around the world, leading to personal safety anxieties and political instability in many countries and, ultimately, an impact on consumers’ confidence. More recently, growing populist political movements in several major developed countries, changes in or uncertainty surrounding global trade policies and other unanticipated changes to the previous geopolitical order may have negative effects on the global economy.
There can be no guarantee that we will be able to quickly and completely adapt our business model to changes that could result from the foregoing, and any such changes may have an adverse effect on our business, results of operations and financial condition.
Reduced demand for equipment would reduce our sales and profitability
The agricultural equipment market is influenced, in particular, by factors such as:

▪	the price of agricultural commodities and the ability to competitively export agricultural commodities;

▪	the profitability of agricultural enterprises, farmers’ income and their capitalization;

▪	the demand for food products; and

▪
agricultural policies, including aid and subsidies to agricultural enterprises provided by governments and/or supranational organizations, policies impacting commodity prices or limiting the export or import of commodities, and alternative fuel mandates.

In addition, unfavorable climatic conditions, especially during the spring, a particularly important period for generating sales orders, could have a negative impact on decisions to buy agricultural equipment and, consequently, on our revenues.
The construction equipment market is influenced, in particular, by factors such as:

▪	public infrastructure spending; and

▪	new residential and non-residential construction; and

▪	capital spending in oil and gas and, to a lesser extent, in mining.
The commercial vehicles market is influenced, in particular, by factors such as:

▪	changes in global market conditions, including the level of interest rates;

▪	changes in levels of business investment, including timing of fleet renewals; and

▪	public infrastructure spending.
The above factors can significantly influence the demand for agricultural and construction equipment, as well as for commercial vehicles, and consequently, our financial results. Additionally, if demand for our products is less than we expect, we may experience excess inventories and be forced to incur additional charges and our profitability will suffer, including higher fixed costs associated with lower production levels at our plants. Our business may be negatively impacted if we experience excess inventories or we are unable to adjust our production schedules or our purchases from suppliers to reflect changes in customer demand and market fluctuations on a timely basis.
We depend on suppliers for raw materials, parts and components
We rely upon suppliers for raw materials, parts and components that we require to manufacture our products. We cannot guarantee that we will be able to maintain access to raw materials, parts and components, and in some cases, this access may be affected by factors outside of our control and the control of our suppliers. Certain components and parts used in our products are available from a single supplier and cannot be quickly sourced from other suppliers. Increasing demand for certain products has resulted in challenges in obtaining parts and components due to supplier constraints. Supply chain disruptions, including those due to supplier financial distress, capacity constraints, labor shortages, business continuity,

Report on Operations Risk Factors 16

delivery or disruptions due to weather-related or natural disaster events, could negatively impact our business, results of operations and financial condition.
We use a variety of raw materials in our businesses, including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The availability and price of these raw materials fluctuate, particularly during times of economic volatility or regulatory instability or in response to changes in tariffs, and while we seek to manage this exposure, we may not be successful in mitigating these risks. Further, increases in the prices for raw materials can significantly increase our costs of production, which could have a material adverse effect on our business, results of operations and financial condition, particularly if we are unable to offset the increased costs through an increase in product pricing.
Competitive activity, or failure by us to respond to actions by our competitors, could adversely affect our results of operations
We operate in highly competitive global and regional markets. Depending on the particular country, we compete with other international, regional and local manufacturers and distributors of agricultural and construction equipment, commercial vehicles, and powertrains. Certain of our global competitors have substantial resources and may be able to provide products and services at little or no profit or even at a loss to compete with certain of our product offerings. We compete primarily on the basis of product performance, innovation, quality, distribution, customer service and price. Aggressive pricing or other strategies pursued by competitors, unanticipated product or manufacturing delays, quality issues, or our failure to price our products competitively could adversely affect our business, results of operations and financial position. Additionally, there has been a trend towards consolidation in the trucks and construction equipment industries that has resulted in larger and potentially stronger competitors in those markets. The markets in which we compete are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly on pricing, has increased significantly in the markets in which we compete in recent years. Should we be unable to adapt effectively to market conditions, this could have an adverse effect on our business, results of operations and financial condition.
Costs of ongoing compliance with, or failure to comply with, increasingly stringent environmental, health and safety laws could have an adverse effect on our results of operations
We are subject to comprehensive and constantly evolving laws, regulations and policies in numerous jurisdictions around the world. We expect the extent of legal requirements affecting our businesses and our costs of compliance to continue to increase in the future. Such laws govern, among other things, products – with requirements on emissions of polluting gases and particulate matter, increased fuel efficiency and safety becoming increasingly strict – and industrial plants – with requirements for reduced emissions, treatment of waste and water and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws, we make significant investments in research and development and capital expenditures and expect to continue to incur substantial costs in the future. Failure to comply with such laws could limit or prohibit our ability to sell our products in a particular jurisdiction, expose us to penalties or clean-up costs, civil or criminal liability and sanctions on certain of our activities, as well as damage to property or natural resources. Liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws, including those that may be adopted or imposed in the future, could negatively impact our ability to conduct our operations and our results of operations and financial condition. In addition, there can be no assurances that we will not be adversely affected by costs, liabilities or claims with respect to any subsequently acquired operations.
Further, environmental, health and safety regulations change from time to time, as may related interpretations and other guidance. For example, changes in environmental and climate change laws, including laws relating to engine and vehicle emissions, safety regulations, fuel requirements, restricted substances, or greenhouse gas emissions, could lead to new or additional investments in product designs and could increase environmental compliance expenditures. If these laws are either changed or adopted and impose significant operational restrictions and compliance requirements on us or our products, they could result in higher capital expenditures and negatively impact our business, results of operations, financial position and competitive position. Finally, recent public opinion backlash against emissions regulations might trigger the adoption of policies severely restricting the use of diesel engines.
Changes in government monetary or fiscal policies may negatively impact our results
Most countries where our products and services are sold have established central banks to regulate monetary systems and influence economic activities, generally by adjusting interest rates. Some governments may implement measures designed to slow the economic growth rate in those countries (e.g. higher interest rates, reduced bank lending and other anti-inflation measures). Rising interest rates could have a dampening effect on the overall economic activity and/or the financial condition of our customers, either or both of which could negatively affect demand for our products and our customers’ ability to repay obligations to us. Central banks and other policy arms of many countries may take further actions to vary the amount of liquidity and credit available in an economy. The impact from a change in liquidity and credit policies could negatively affect the customers and markets we serve or our suppliers, which could adversely impact our business, results of operations and financial condition. Government initiatives that are intended to stimulate demand for products sold by us, such as changes in tax treatment or purchase incentives for new equipment, can substantially influence

Report on Operations Risk Factors 17

the timing and level of our revenues. The terms, size and duration of such government actions are unpredictable and outside of our control. Any adverse change in government policy relating to those initiatives could have a material adverse effect on our business, results of operations and financial condition.
Our future performance depends on our ability to innovate and on market acceptance of new or existing products
The success of our businesses depends on our ability to maintain or increase our market share in existing markets and to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. This is dependent on a number of factors, including our ability to maintain key dealer relationships, our ability to produce products that meet the quality, performance and price expectations of our customers, and our ability to develop effective sales, dealer training and marketing programs. Failure to develop and offer innovative products that compare favorably to those of our principal competitors in terms of price, quality, functionality, features, mobility and connected services, vehicle electrification, fuel cell technology and autonomy, or delays in bringing strategic new products to market, or the inability to adequately protect our intellectual property rights or supply products that meet regulatory requirements, including engine emissions requirements, could result in reduced market share, which could have a material adverse effect on our business, results of operations and financial condition.
Our existing operations and expansion plans in emerging markets could entail significant risks
Our ability to grow our businesses depends to an increasing degree on our ability to increase market share and operate profitably worldwide, and in particular, in emerging market countries, such as Brazil, Russia, India, China, Argentina, Turkey, and South Africa. In addition, we could increase our use of suppliers located in such countries. Our implementation of these strategies will involve a significant investment of capital and other resources and exposes us to multiple and potentially conflicting cultural practices, business practices and legal requirements that are subject to change, including those related to tariffs, trade barriers, investments, property ownership rights, taxation and sanction requirements. For example, we may encounter difficulties in obtaining necessary governmental approvals in a timely manner. In addition, we may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept our products as opposed to products manufactured and commercialized by our competitors. The emerging market countries may also be subject to a greater degree of economic and political volatility that could adversely affect our financial position, results of operations and cash flows. Many emerging market economies have experienced slower growth, volatility, and other economic challenges in recent periods and may be subject to a further slowdown in gross domestic product expansion and/or be impacted by domestic political or currency volatility, potential hyperinflationary conditions and/or increase of public debt.
We are subject to extensive anti-corruption and antitrust laws and regulations
Due to the global scope of our operations, we are subject to many laws and regulations that apply to our operations around the world, including the U.S. Foreign Corrupt Practices Act, and the U.K. Bribery Act, as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. These anti-corruption laws prohibit improper payments in cash or anything of value to improperly influence third parties to obtain or retain business or gain a business advantage. These laws tend to apply regardless of whether those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been an increase in the enforcement of anti-corruption and antitrust or competition laws both globally and in particular jurisdictions and we have from time to time been subject to investigations and charges claiming violations of anti-corruption or antitrust or competition laws, including our settlement of the EU antitrust investigation announced on July 19, 2016. Following this settlement, the Company has been named as defendant in current private litigation commenced in various European jurisdictions and Israel that remains at an early stage. The Company expects to face further claims in various jurisdictions, the extent and outcome of which cannot be predicted at this time. We are committed to operating in compliance with all applicable laws, in particular anti-corruption and antitrust or competition laws. We have implemented a program to promote compliance with these laws and to reduce the likelihood of potential violations. Our compliance program, however, may not in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that may violate the applicable laws or regulations of the jurisdictions in which we operate. Such improper actions could subject us to civil or criminal investigations and monetary, injunctive and other penalties as well as damage claims. Investigations of alleged violations of these laws tend to be expensive and require significant management time and attention, and these investigations of purported violations, as well as any publicity regarding potential violations, could harm our reputation and have a material adverse effect on our business, results of operations and financial position. For further information see Note 29 “Commitments and contingencies” to the Consolidated Financial Statements at December 31, 2018.
We may be adversely affected by the U.K. vote to leave the European Union (Brexit)
In a June 23, 2016 referendum, the United Kingdom (“U.K.”) voted to terminate the U.K.’s membership in the European Union (“Brexit”). Negotiations will determine the terms of the U.K.’s future relationship with the European Union and its member states, including the terms of trade. Any effect of Brexit is expected to depend on the agreements, if any, negotiated between the U.K. and the EU with respect to reciprocal market access and other matters, either during a transitional period or more permanently. The terms of the withdrawal, including terms of trade, are subject to ongoing negotiations that have created significant uncertainty about the future relationship between the U.K. and the EU. Brexit may also lead to legal

Report on Operations Risk Factors 18

uncertainty and potentially divergent national laws and regulations as the U.K. determines which EU laws to replace or replicate. Any of these effects of Brexit, among others, could adversely affect our business, results of operations and financial condition.
Brexit could adversely affect U.K., European or worldwide economic and market conditions more broadly and could contribute to instability in global financial markets. We have operations in the U.K., but do not believe that our global operations would be affected materially by Brexit. However, any adverse effect of Brexit on us or on global or regional economic or market conditions could adversely affect our business, results of operations, and financial condition as customers may reduce or delay spending decisions with respect to our products. Any uncertainty related to Brexit could also affect trading in our shares.
We are organized as a Dutch company but we are considered resident in the U.K. for U.K. tax purposes. This determination is based on the U.K. as the location of management and control which has been confirmed through a mutual agreement procedure with the relevant tax authorities (as to which see “Other Risks – CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere”). We do not expect Brexit to affect our tax residency in the U.K.; however, we are unable to predict with certainty whether the discussions to implement Brexit will ultimately have any impact on this matter.
Dealer equipment sourcing and inventory management decisions could adversely affect our sales
We sell our products primarily through independent dealers and are subject to risks relating to their inventory management decisions and operating and sourcing practices. Our dealers carry inventories of finished products and parts as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities and market conditions, including the level of used equipment inventory. If our dealers’ inventory levels are higher than they desire, they may postpone product purchases from us, which could cause our sales to be lower than the end-user demand for our products and negatively impact our results. Similarly, our sales could be negatively impacted through the loss of time-sensitive sales if our dealers do not maintain inventory sufficient to meet customer demand. Further, dealers who carry other products that compete with our products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact our sales, results of operations and financial condition.
We may not be able to realize anticipated benefits from any acquisitions and, further, challenges associated with strategic alliances may have an adverse impact on our results of operations
We have engaged in the past, and may engage in the future, in mergers and acquisitions or enter into, expand or exit from strategic alliances and joint ventures that could involve risks that could prevent us from realizing the expected benefits of the transactions or the achievement of strategic objectives or could divert management’s time and attention. Such risks, many of which are outside our control, include:
▪technological and product synergies, economies of scale and cost reductions not occurring as expected;
▪unexpected liabilities;
▪incompatibility of operating, information or other systems;
▪unexpected changes in laws;
▪inability to retain key employees;
▪protecting intellectual property rights;
▪inability to source certain products or components (or the cost thereof);
▪significant costs associated with terminating or modifying alliances; and
▪problems in retaining customers and integrating operations, services, personnel, and customer bases.
If problems or issues were to arise among the parties to one or more strategic alliances for managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, our product lines, businesses, results of operations and financial condition could be adversely affected.
Our results of operations may be adversely impacted by various types of claims, lawsuits, and other contingent obligations
We are involved in pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contract issues, and environmental claims that arise in the ordinary course of our business. The industries in which we operate are also periodically reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims. The ultimate outcome of these legal matters pending against us is uncertain, and although such legal matters are not expected individually to have a material adverse effect on our financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on our results of operations and financial condition.

Report on Operations Risk Factors 19

Furthermore, we could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. In addition, while we maintain insurance coverage with respect to certain risks, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against claims under such policies. We establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments that exceed our reserves, which could have a material adverse effect on our results of operations and/or financial position. For further information see Note 29 “Commitments and contingencies” to the Consolidated Financial Statements at December 31, 2018.
A cybersecurity breach could interfere with our operations, compromise confidential information, negatively impact our corporate reputation and expose us to liability
We rely upon information technology systems and networks, some of which are managed by third parties, in connection with a variety of our business activities. These systems include supply chain, manufacturing, distribution, invoicing and collection of payments from dealers or other purchasers of our products and from customers of our financial services business, and connection services among vehicles. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information and the proprietary information of our customers, suppliers and dealers, as well as personally identifiable information of our dealers, customers and employees, in data centers and on information technology networks. Operating these information technology systems and networks, and processing and maintaining this data, in a secure manner, are critical to our business operations and strategy. Increased information technology security threats and more sophisticated computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Cybersecurity attacks could also include attacks targeting customer data or the security, integrity and/or reliability of the hardware and software installed in our products.
While we actively manage information technology security risks within our control through security measures, business continuity plans and employee training around phishing and other cyber risks, there can be no assurance that such actions will be sufficient to mitigate all potential risks to our systems, networks, data, and products. Furthermore, third parties on which we rely, including internet, mobile communications technology and cloud service providers, could be sources of information security risk to us.
A failure or breach in security, whether of our systems and networks or those of third parties on which we rely, could expose us and our customers, dealers and suppliers to risks of misuse of information or systems, the compromising of confidential information, loss of financial resources, manipulation and destruction of data, defective products, production downtimes and operations disruptions, which in turn could adversely affect our reputation, competitive position, businesses and results of operations. Security breaches could also result in litigation, regulatory action, unauthorized release of confidential or otherwise protected information and corruption of data, as well as remediation costs and higher operational and other costs of implementing further data protection measures. In addition, as security threats continue to evolve we may need to invest additional resources to protect the security of our systems and data. The amount of insurance coverage we maintain may be inadequate to cover claims or liabilities relating to a cybersecurity attack.
Changes in privacy laws could disrupt our business
We are also subject to various laws regarding privacy and the protection of personal information. The regulatory framework for privacy and data security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. On May 25, 2018, the European Union's General Data Protection Regulation (“GDPR”) became effective. The GDPR imposes more stringent data protection requirements and provides for greater penalties for noncompliance. We may be required to incur significant costs to comply with privacy and data security laws, rules and regulations, including the GDPR. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.
We face risks associated with our employment relationships
In many countries where we operate, our employees are protected by laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including downsizing or closure of production facilities, activities and reductions in personnel. Laws and/or collective labor agreements applicable to us could impair our flexibility in reshaping and/or strategically repositioning our business activities. Therefore, our ability to reduce personnel or implement other permanent or temporary redundancy measures is subject to government approvals and/or the agreement of labor unions where such laws and agreements are applicable. Furthermore, we are at greater risk of work interruptions or stoppages than non-unionized companies and any work interruption or stoppage could significantly impact the volume of products we manufacture and sell, which could have a material adverse effect on our business, results of operations and financial condition.

Report on Operations Risk Factors 20

Our ability to execute our strategy is dependent upon our ability to attract, motivate and retain qualified personnel Our ability to compete effectively, to manage our business effectively and to expand our business depends, in part, on our ability to attract, motivate and retain qualified personnel in key functions. In particular, we are dependent on our ability to attract, motivate and retain qualified personnel with the requisite education, background, talents and industry experience. Failure to attract and retain qualified personnel, whether as a result of an insufficient number of qualified applicants, difficulty in recruiting new personnel, or the inability to integrate and retain qualified personnel, could impair our ability to execute our business strategy and could adversely affect our business.
Our business may be affected by unfavorable weather conditions, climate change or other calamities
Poor, severe or unusual weather conditions caused by climate change or other factors, particularly during the planting and early growing season, can significantly affect the purchasing decisions of our agricultural equipment customers. The timing and quantity of rainfall are two of the most important factors in agricultural production. Insufficient levels of rain prevent farmers from planting crops or may cause growing crops to die, resulting in lower yields. Excessive rain or flooding can also prevent planting or harvesting from occurring at optimal times and may cause crop loss through increased disease or mold growth. Temperature affects the rate of growth, crop maturity, crop quality and yield. Temperatures outside normal ranges can cause crop failure or decreased yields, and may also affect disease incidence. Natural disasters such as floods, hurricanes, storms and droughts can have a negative impact on agricultural production. The resulting negative impact on farm income can strongly affect demand for our agricultural equipment in any given period.
In addition, natural disasters, pandemic illness, terrorist attacks or violence, equipment failures, power outages, disruptions to our information technology systems and networks or other unexpected events could result in physical damage to and complete or partial closure of one or more of our manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of parts or component products, disruption in the transport of our products to dealers and customers and delay in delivery of products to distribution centers. In the event such events occur, our financial results might be negatively impacted. Our existing insurance arrangements may not protect against all costs that may arise from such events.
Furthermore, the potential physical impacts of climate change on our facilities, suppliers and customers and therefore on our operations are highly uncertain and will be particular to the circumstances developing in various geographical regions. These may include long-term changes in temperature levels and water availability. These potential physical effects may adversely impact the demand for our products and the cost, production, sales and financial performance of our operations.
Changes in demand for food and alternate energy sources could impact our revenues
Changing worldwide demand for farm outputs to meet the world’s growing food and alternative energy demands, driven in part by government policies and a growing world population, are likely to result in fluctuating agricultural commodity prices, which affect sales of agricultural equipment. While higher commodity prices will benefit our crop producing agricultural equipment customers, higher commodity prices also result in greater feed costs for livestock and poultry producers, which in turn may result in lower levels of equipment purchased by these customers. Lower commodity prices directly affect farm income, which could negatively affect sales of agricultural equipment. Moreover, changing alternative energy demands may cause farmers to change the types or quantities of the crops they grow, with corresponding changes in equipment demands. Finally, changes in governmental policies regulating bio-fuel utilization could affect demand for our equipment and result in higher research and development costs related to equipment fuel standards.
International trade policies may impact demand for our products and our competitive position
Government policies on international trade and investment such as sanctions, import quotas, capital controls or tariffs, whether adopted by non-governmental bodies, individual governments or addressed by regional trade blocs, may affect the demand for our products, technology and services, impact the competitive position of our products or prevent us from being able to sell products to certain customers or in certain countries. The implementation of more protectionist trade policies, such as more detailed inspections, higher tariffs, or new barriers to entry, in countries where we sell products and provide services could negatively impact our business, results of operations and financial position. For example, a government’s adoption of trade sanctions or “buy national” policies or retaliation by another government against such policies could have a negative impact on our results of operations.
FINANCIAL RISKS
Difficulty in obtaining financing or refinancing existing debt could impact our financial performance
Our performance will depend on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and access to capital markets or other sources of financing. A decline in revenues could have a negative impact on the cash-generating capacity of our operations. Consequently, we could find ourselves in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions with limited availability of funding and a general increase in funding costs. Instability in global capital markets, including market disruptions, limited liquidity and interest rate and exchange rate volatility, could reduce our access to capital markets or

Report on Operations Risk Factors 21

increase the cost of our short and long-term financing. Any difficulty in obtaining financing could have a material adverse effect on our business, results of operations and financial position.
Our ability to access the capital markets or other forms of financing and related costs are highly dependent on, among other things, the credit ratings of CNH Industrial N.V., its subsidiaries, asset-backed securities (“ABS”) and other debt instruments. Rating agencies may review and revise their ratings from time to time, and any downgrade or other negative action with respect to our credit ratings by one or more rating agencies may increase our cost of capital, potentially limit our access to sources of financing, and have a material adverse effect on our business, results of operations and financial condition.
We are subject to exchange rate fluctuations, interest rate changes and other market risks
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates, including as a result of changes in monetary or fiscal policies of governmental authorities from time to time. We are subject to currency exchange risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In addition, the reporting currency for our consolidated financial statements is the U.S. dollar. Certain of our assets, liabilities, expenses and revenues are denominated in other currencies. Those assets, liabilities, expenses and revenues are translated into the U.S. dollar at the applicable exchange rates to prepare our consolidated financial statements. Therefore, increases or decreases in exchange rates between the U.S. dollar and those other currencies affect the value of those items reflected in our consolidated financial statements, even if their value remains unchanged in their original currency. Changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our results of operations and financial condition.
We use various forms of financing to cover the funding requirements of our Industrial Activities and for financing offered to customers and dealers. Financial Services normally implements a matching policy to offset the impact of differences in interest rates on the financed portfolio and related liabilities. Nevertheless, any future changes in interest rates can result in increases or decreases in revenues, finance costs and margins.
Although we seek to manage our currency risk and interest rate risk, including through hedging activities, there can be no assurance that we will be able to do so successfully, and our business, results of operations and financial position could be adversely affected. In addition, by utilizing these instruments, we potentially forego the benefits that may result from favorable fluctuations in currency exchange and interest rates. For additional information, see Note 32 “Information on financial risks” to the Consolidated Financial Statements at December 31, 2018.
We also face risks from currency devaluations. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.
Because Financial Services provides financing for a significant portion of our sales worldwide, our operations and financial results could be impacted materially should negative economic conditions affect the financial industry
Negative economic conditions can have an adverse effect on the financial industry in which Financial Services operates. Financial Services, through wholly-owned financial services companies and joint ventures, provides financing for a significant portion of our sales worldwide. Financial Services may experience credit losses that exceed its expectations and adversely affect its financial condition and results of operations. Financial Services’ inability to access funds at cost-effective rates to support its financing activities could have a material adverse effect on our business. Financial Services’ liquidity and ongoing profitability depend largely on timely access to capital in order to meet future cash flow requirements and to fund operations and costs associated with engaging in diversified funding activities. Additionally, negative market conditions could reduce customer confidence levels, resulting in declines in credit applications and increases in delinquencies and default rates, which could materially impact Financial Services’ write-offs and provision for credit losses. Financial Services may also experience residual value losses that exceed its expectations caused by lower pricing for used equipment and higher than expected equipment returns at lease maturity.
An increase in delinquencies or repossessions could adversely affect the results of Financial Services
Fundamental in the operation of Financial Services is the credit risk associated with its customers/borrowers. The creditworthiness of each customer, rates of delinquency and default, repossessions and net losses on loans to customers are impacted by many factors, including: relevant industry and general economic conditions; the availability of capital; the terms and conditions applicable to extensions of credit; the experience and skills of the customer’s management team; commodity prices; political events; weather; and the value of the collateral securing the extension of credit. An increase in delinquencies or defaults, or a reduction in repossessions could have an adverse impact on the performance of Financial Services and our earnings and cash flows. In addition, although Financial Services evaluates and adjusts its allowance for credit losses related to past due or non-performing receivables on a regular basis, adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and thus necessitate an increase in Financial Services’ estimated losses, which could have a material adverse effect on Financial Services’ and our results of operations and cash flows.

Report on Operations Risk Factors 22

New regulations or changes in financial services regulations could adversely impact us
Financial Services’ operations are highly regulated by governmental authorities in the locations where it operates, which can impose significant additional costs and/or restrictions on its business. In the U.S., for example, the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), including its implementing regulations, may substantially affect Financial Services’ origination, servicing, and securitization programs. The Dodd-Frank Act also strengthens the regulatory oversight of these securities and related capital market activities by the SEC and increases the regulation of the ABS markets through, among other things, a mandated risk retention requirement for securitizers and a direction to regulate credit rating agencies. Other future regulations may affect Financial Services' ability to engage in funding these capital market activities or increase the effective cost of such transactions, which could adversely affect our financial position, results of operations and cash flows.
We may be exposed to shortfalls in our pension plans
At December 31, 2018, the funded status for our defined benefit pension, and other post-employment benefits was an underfunded status of $1,369 million that is included in the consolidated statement of financial position. The funded status is the balance between the present value of the defined benefit obligation and the fair value of related assets, in case of funded plans (plans managed by a separate fund, “trust”). Consequently, the funded status is subject to many factors, as discussed in the Consolidated Financial Statements at December 31, 2018, section “Significant Accounting Policies” paragraph “Use of Estimates”, as well as Note 24 “Provisions for employee benefits”.
To the extent that our obligations under a plan are unfunded or underfunded, we will have to use cash flows from operations and other sources to pay our obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets is subject to changes due to market fluctuations.
We have significant outstanding indebtedness, which may limit our ability to obtain additional funding and may limit our financial and operating flexibility
As of December 31, 2018, we had an aggregate of $24,543 million (including $19,358 million relating to Financial Services’ activities) of consolidated gross indebtedness, and our equity was $7,472 million, including noncontrolling interests. The extent of our indebtedness could have important consequences on our operations and financial results, including

▪	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

▪
we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes;

▪	we may be more financially leveraged than some of our competitors, which could put us at a competitive disadvantage;

▪	we may not be able to invest in the development or introduction of new products or new business opportunities;

▪	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions; and

▪	we may not be able to access the capital markets on favorable terms, which may adversely affect our ability to provide competitive retail and wholesale financing programs.
These risks are exacerbated by the ongoing volatility in the financial markets, in part resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the European Union and Latin America, and from continued concerns about global economic growth, particularly in emerging markets.
Restrictive covenants in our debt agreements could limit our financial and operating flexibility
The agreements governing our outstanding debt securities and other credit agreements to which we are a party from time to time contain, or may contain, covenants that restrict our ability to, among other things:

▪	incur additional indebtedness by certain subsidiaries;

▪	make certain investments;

▪	enter into certain types of transactions with affiliates;

▪	sell or acquire certain assets or merge with or into other companies; and/or

▪	use assets as security in other transactions.
Although we do not believe any of these covenants materially restrict our operations currently, a breach of one or more of the covenants could result in adverse consequences that could negatively impact our businesses, results of operations, and financial position. These consequences may include the acceleration of amounts outstanding under certain of our credit facilities, triggering an obligation to redeem certain debt securities, termination of existing unused commitments by

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our lenders, refusal by our lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of CNH Industrial’s credit ratings or those of one or more of its subsidiaries. For further information, see Note 26 “Debt” to the Consolidated Financial Statements at December 31, 2018.
OTHER RISKS
CNH Industrial operates and will continue to operate, as a company that is resident in the U.K. for tax purposes; other tax authorities may treat CNH Industrial as being tax resident elsewhere
CNH Industrial is not incorporated in the U.K.; therefore, in order to be resident in the U.K. for tax purposes, CNH Industrial’s central management and control must be located (in whole or in part) in the U.K. The test of central management and control is largely a question of fact based on all the circumstances. The decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that CNH Industrial should be regarded as being U.K.-resident on this basis. The competent authority ruling referred to below supports this analysis. Although CNH Industrial’s “central management and control” is in the U.K., it would not be treated as U.K.-resident if (a) CNH Industrial were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) which has a double tax treaty with the U.K.; and (b) that tax treaty allocates exclusive residence to that other jurisdiction.
Although CNH Industrial’s central management and control is in the U.K., CNH Industrial is considered to be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes because CNH Industrial is incorporated in the Netherlands. The U.K. and Dutch competent authorities have agreed, following a mutual agreement procedure (as contemplated by the Netherlands-U.K. tax treaty), that CNH Industrial will be regarded as solely resident in the U.K. for purposes of the application of the Netherlands-U.K. tax treaty provided that CNH Industrial operates as planned and provides appropriate required evidence to the U.K. and Dutch competent tax authorities. If the facts upon which the competent authorities issued this ruling change over time, this ruling may be withdrawn or cease to apply and in that case the Netherlands may levy corporate income tax on CNH Industrial and impose withholding taxes on dividends distributed by CNH Industrial.
We do not expect Brexit to affect our tax residency in the U.K.; however, we are unable to predict with certainty whether the discussions to implement Brexit will ultimately have any impact on this matter.
CNH Industrial’s residence for Italian tax purposes is also largely a question of fact based on all the circumstances. For Italian tax purposes, a rebuttable presumption of CNH Industrial’s residence in Italy may apply under Italian legislation. However, CNH Industrial has a management and organizational structure such that CNH Industrial should be deemed resident in the U.K. from the date of its incorporation for purposes of the Italy-U.K. tax treaty. Because this analysis is highly factual and may depend on future changes in CNH Industrial’s management and organizational structure, there can be no assurance that CNH Industrial’s determination of its tax residence will be respected by all relevant tax authorities. Should CNH Industrial be treated as an Italian tax resident, CNH Industrial would be subject to corporate income tax in Italy on its worldwide income and may be required to comply with withholding tax on dividends and other distributions and/or reporting obligations under Italian law, which could result in additional costs and expenses.
Tax may be required to be withheld from dividend payments
Although the U.K. and Dutch competent authorities have ruled that we should be treated as solely resident in the U.K. for the purposes of the Netherlands-U.K. double tax treaty, under Dutch domestic law dividend payments made by us to Dutch residents are still subject to Dutch dividend withholding tax and we would have no obligation to pay additional amounts in respect of such payments.
Should withholding taxes be imposed on future dividends or distributions with respect to our common shares, whether such withholding taxes are creditable against a tax liability to which a shareholder is otherwise subject depends on the laws of such shareholder’s jurisdiction and such shareholder’s particular circumstances. Shareholders are urged to consult their tax advisors in respect of the consequences of the potential imposition of withholding taxes.
We may incur additional tax expense or become subject to additional tax exposure
We are subject to income taxes in many jurisdictions around the world. Our tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in our overall profitability, changes in tax legislation and rates, changes in generally accepted accounting principles and changes in the valuation of deferred tax assets and liabilities. If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued or paid, our operating results, cash flows, and financial position could be adversely affected. For further information, see Note 10 “Income Taxes” to the Consolidated Financial Statements at December 31, 2018.

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Our maintenance of two exchange listings may adversely affect liquidity in the market for our common shares and could result in pricing differentials of our common shares between the two exchanges
The dual listing of our common shares on the NYSE and the MTA may split trading between the two markets and adversely affect the liquidity of the shares in one or both markets and the development of an active trading market for our common shares on the NYSE, and may result in price differentials between the exchanges. Differences in the trading schedules, trading volume and investor bases, as well as volatility in the exchange rate between the two trading currencies, among other factors, may result in different trading prices for our common shares on the two exchanges or otherwise adversely affect liquidity and trading prices of our shares.
The loyalty voting structure may affect the liquidity of our common shares and reduce our share price
CNH Industrial’s loyalty voting structure is intended to reward shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding shares continuously for at least three years at any time following the effectiveness of the Merger the option to elect to receive special voting shares. Special voting shares cannot be traded and, immediately prior to the transfer of our common shares from the CNH Industrial Loyalty Register, any corresponding special voting shares shall be transferred to CNH Industrial for no consideration (om niet). This loyalty voting structure is designed to encourage a stable shareholder base and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining special voting shares. Therefore, the loyalty voting structure may reduce liquidity in our common shares and adversely affect their trading price.
The loyalty voting structure may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common shares may be lower as a result
The provisions of our Articles of Association establishing the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of us, even if a change of control is considered favorably by shareholders holding a majority of our common shares. As a result of the loyalty voting structure, a relatively large proportion of the voting power of our common shares could be concentrated in a relatively small number of shareholders who would have significant influence over us. As of December 31, 2018, EXOR N.V. had a voting interest in CNH Industrial of approximately 42.1%. For further information, see section “Major Shareholders”. Such shareholders participating in the loyalty voting structure could effectively prevent change of control transactions that may otherwise benefit our shareholders.
The loyalty voting structure may also prevent or discourage shareholders’ initiatives aimed at changes in our management.

Report on Operations Risk Factors 25

BUSINESS OVERVIEW
GENERAL
We are a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation applications. We have industrial and financial services companies located in 44 countries and a commercial presence in approximately 180 countries.
CNH Industrial has five operating segments:

▪
Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the STEYR brand in Europe and the Miller brand, primarily in North America and Australia. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products have been sold under the Kongskilde, Överum, and JF brands.

▪
Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the CASE Construction and New Holland Construction Equipment brands.

▪
Commercial Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

▪
Powertrain designs, manufactures and distributes a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.

▪
Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.

Net revenues by segment in the years ended December 31, 2018 and 2017 were as follows:

($ million)	2018	2017 (*)
Agricultural Equipment	11,786	10,683
Construction Equipment	3,021	2,530
Commercial Vehicles	10,933	10,562
Powertrain	4,557	4,371
Eliminations and Other	(2,370)	(2,375)
Total of Industrial Activities	27,927	25,771
Financial Services	1,996	2,028
Eliminations and Other	(187)	(175)
Total for the Group	29,736	27,624

(*)
2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018”.

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Net revenues by region in the years ended December 31, 2018 and 2017 were as follows:

($ million)	2018	2017	(*)
EMEA	15,798	14,428
North America	6,937	6,264
LATAM	3,074	3,093
APAC	3,927	3,839
Total	29,736	27,624

(*)
2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018”.

INDUSTRY OVERVIEW
Agricultural Equipment
The operators of dairy, livestock and row crop producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. Row crop farmers typically purchase tractors at the mid-to-upper end of the horsepower ("h.p.") range, combines and harvesting equipment and crop production equipment. Dairy and livestock farmers typically utilize tractors in the mid-to-lower h.p. range and crop preparation and crop packaging implements. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing and related subsidy programs, farm land prices and farm debt levels. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses (including fuel and fertilizer costs), fluctuations in currency exchange rates, government subsidies, tax incentives and trade policies. Farmers tend to postpone the purchase of equipment when the farm economy is declining and to increase their purchases when economic conditions improve. The availability, quality, and cost of used equipment for sale also affect the level of new equipment sales. Weather conditions are a major determinant of crop yields and therefore affect equipment-buying decisions. In addition, geographical variations in weather from season to season may affect sales volumes differently in different markets. Government policies may affect the market for agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. Global organization initiatives, such as those of the World Trade Organization, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.
Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and planting, seeding, and application equipment typically occurs in March through June in the Northern hemisphere and in September through December in the Southern hemisphere. Dealers order equipment year-round, but harvesting equipment orders in the Northern hemisphere generally increase in the late fall and winter so that the dealers can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the Southern hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail-selling season, which extends from November through February. Agricultural Equipment's production levels are based upon estimated retail demand, which takes into account, among other things, the timing of dealer shipments (which occur in advance of retail demand), dealer and Company inventory levels, the need to retool manufacturing facilities to produce new or different models, and the efficient use of labor and facilities. Production levels are adjusted to reflect changes in estimated demand and dealer inventory levels. However, because production and wholesale shipments adjust throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand for that period.
Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with the most advanced technology. In Europe, where farms are generally smaller in size than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated, machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not conducive to intensive agriculture, customers generally prefer simple, robust and durable machines with relatively lower acquisition and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America prefer relatively simple, low-cost agricultural equipment. Our position as a geographically diversified manufacturer of agricultural equipment and our broad geographic network of dealers allows us to provide customers in each significant market with equipment that meets their specific requirements.

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Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting increased demand for higher capacity agricultural equipment. In addition, we believe that the use of technology and other precision farming solutions (including the development of autonomously operated equipment) to enhance productivity and profitability are becoming more important in the buyers’ purchasing decision. Failure to design, develop and implement this technology may affect the prospects of our Company. In Latin America and in other emerging markets, the number of farms is growing and mechanization is replacing manual labor. In APAC, long-term demographic trends, increasing urbanization, and low level of farm mechanization represent the key drivers of demand for agricultural equipment. Government farm programs, including the amount and timing of government payments, are a key income driver for farmers raising certain commodity crops in the United States (the "U.S.") and the European Union. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends largely on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by the Banco Nacional de Desenvolvimento Economico e Social (“BNDES”). These programs have a significant influence on sales.
Agricultural equipment manufacturers are subject to, among other things, continuous changes in engine emission regulations and restrictions. These changes require frequent changes in engine technology, which can involve significant research and development investments. Manufacturers generally attempt to pass these incremental costs to their customers, but these price increases must be balanced with the affordability of the equipment. Each market may have its own unique regulations, which adds a level of complexity required to meet global product needs.
Global demand for renewable fuels increased considerably in recent years driven by consumer preference, government renewable fuel mandates, renewable fuel tax and production incentives. Biofuels, which include fuels such as ethanol and biodiesel, have become one of the most prevalent types of renewable fuels. The primary type of biofuel supported by government mandates and incentives varies by region. North America and Brazil are promoting ethanol first and then biodiesel, while Europe is primarily focused on biodiesel.
The demand for biofuels has created an associated demand for agriculturally based feedstocks, which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and rapeseed oil in the U.S. and Brazil, and from rapeseed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors affecting the supply and demand relationships, as well as price for these crops. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil falls, biofuels become a less attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and avoid potential energy resource issues in the future.
The increase in crop production for biofuels has also driven changes in the type of crops grown and in crop rotations. The most significant change in U.S. crop production was the increase in acreage devoted to corn, typically using land previously planted with soybeans and cotton. In addition, a change in crop rotation resulted in more acres of corn being planted. As a result, agricultural producers are faced with new challenges for managing crop residues and are changing the type of equipment they use and how they use it.
Although the demand for new agricultural equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as Agricultural Equipment.
Construction Equipment
The construction equipment market consists of two principal segments: heavy construction equipment (excluding the mining and the specialized forestry equipment markets in which we do not participate), with equipment generally weighing more than 12 metric tons, and light construction equipment, with equipment generally weighing less than 12 metric tons.
In developed markets, customers tend to prefer more sophisticated machines equipped with the latest technology and features to improve operator productivity. In developing markets, customers tend to prefer equipment that is relatively less costly and has greater perceived durability. In North America and Europe, where the cost of machine operators is higher relative to fuel costs and machine depreciation, customers typically emphasize productivity, performance and reliability. In other markets, where the relative costs for machine operators is lower, customers often continue to use equipment after its performance and efficiency have begun to diminish.
Customer demand for power and operating capacity does not vary significantly from market to market. However, in many countries, restrictions on equipment weight or dimensions, as well as road regulations or job site constraints can limit demand for larger machines.

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Although the demand for new construction equipment tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new equipment market and, therefore, helps limit the impact of declines in new equipment sales on the operating results of full-line manufacturers, such as Construction Equipment.
Heavy Construction Equipment
Heavy construction equipment typically includes large wheel loaders and excavators, graders, compactors and dozers. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry-related concerns.
Sales of heavy construction equipment depend on the expected volume of major infrastructure construction and repair projects such as highway, tunnel, dam and harbor projects, which depend on government spending and economic growth. Demand for aggregate mining and quarrying equipment is more closely linked to the general economy and commodity prices, while growing demand for environmental equipment is becoming less sensitive to the economic cycle. In North America, a portion of heavy equipment demand has historically been linked to the development of new housing subdivisions, where the entire infrastructure needs to be created, thus linking demand for both heavy and light construction equipment. The heavy equipment industry generally follows macroeconomic cyclicality, linked to growth in gross domestic product.
Light Construction Equipment
Light construction equipment includes skid-steer loaders, compact track loaders, tractor loaders, rough terrain forklifts, backhoe loaders, telehandlers and small wheel loaders and excavators. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which is influenced by interest rates and the availability of financing. Other major factors include the construction of light infrastructure, such as utilities, cabling and piping and maintenance expenditures. The principal use of light construction equipment is to replace relatively high-cost, slower manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. In areas where labor is abundant and the cost of labor is inexpensive relative to other inputs, such as in India, Africa and Latin America, the light construction equipment market is generally smaller. These regions represent potential areas of growth for light construction equipment in the medium to long-term as labor costs rise relative to the cost of equipment.
Equipment rental is a significant element of the construction equipment market. Compared to the U.K. and Japan, where there is an established market for long-term equipment rentals as a result of favorable tax treatment, the rental market in North America and Western Europe (except for the U.K.) consists mainly of short-term rentals of light construction equipment to individuals or small contractors for which the purchase of equipment is not cost effective or that need specialized equipment for specific jobs. In North America, the main rental product has traditionally been the backhoe loader and, in Western Europe, it has been the mini-excavator. As the market has evolved, a greater variety of light and heavy equipment products have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment, enabling contractors to complete specific job requirements with greater flexibility and cost control. Large, national rental companies can significantly impact the construction equipment market, with purchase volumes being driven by their decisions to increase or decrease the sizes of their rental fleets based on rental utilization rates.
Seasonal demand for construction equipment fluctuates somewhat less than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.
In markets outside of North America, Western Europe and Japan, equipment demand may also be partially satisfied by importing used equipment. Used heavy construction equipment from North America may fulfill demand in the Latin American market and equipment from Western Europe may be sold to Central and Eastern European, North African and Middle Eastern markets. Used heavy and light equipment from Japan is mostly sold to other Southeast Asian markets, while used excavators from Japan are sold to almost every other market in the world. This flow of used equipment is highly influenced by exchange rates, the weight and dimensions of the equipment and the different local regulations in terms of safety and/or engine emissions.
The construction equipment industry has seen an increase in the use of hydraulic excavators and wheel loaders in earth-moving and material handling applications. In addition, the light equipment sector has grown as more manual labor is being replaced on construction sites by machines with a variety of attachments for specialized applications, such as skid steer loaders, compact track loaders, mini-crawler excavators and telehandlers.

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Commercial Vehicles
Trucks and Commercial Vehicles
The world truck market is generally divided into two segments: Light Commercial Vehicles (“LCV”) market (gross vehicle weight (“GVW”) 3.5-7.49 metric tons), and Medium and Heavy (“M&H”) truck market (GVW above 7.5 metric tons). The M&H segment is characterized by a higher level of engineering specialization due to the technologies and production systems utilized, while the LCV segment has many engineering and design characteristics in common with the automobile industry. In addition, operators of M&H trucks often require vehicles with a higher degree of customization than the more standardized products that serve the LCV market. Customers generally purchase heavy trucks for one of three primary uses: long distance haulage, construction haulage and/or distribution.
The regional variation in demand for commercial vehicles is influenced by differing economic conditions, levels of infrastructure development and geographic region, all of which lead to differing transport requirements.
M&H truck demand tends to be closely aligned with the general economic cycle and the capital investment cycle including the general level of interest rates and, in certain countries, governmental subsidy programs, particularly in more developed markets such as Europe, North America and Japan, as economic growth provides increased demand for haulage services and an incentive for transporters to invest in more efficient, higher capacity vehicles and renew vehicle fleets. The product life cycle for M&H trucks typically covers a seven to ten-year period.
Although economic cycles have a significant influence on demand for M&H in emerging economies, the processes of industrialization and infrastructure development have generally driven long-term growth trends in these countries. As a country’s economy becomes more industrialized and its infrastructure develops, transport needs tend to grow in response to increases in production and consumption. Developing economies, however, tend to display volatility in short-term demand resulting from government intervention, changes in the availability of financial resources and protectionist trade policies. In developing markets, demand for M&H trucks increases when it becomes more cost-effective to transport heavier loads, especially as the infrastructure, primarily roads and bridges, becomes capable of supporting heavier trucks. At the same time, the need to transport tends to increase in these markets, resulting in increased demand for LCV.
Industry forecasts indicate that transportation of goods by road, currently the predominant mode of transport, will remain so for the foreseeable future. Demand for services and service-related products, including parts, is a function of the number of vehicles in use. Although demand for new commercial vehicles tends to decrease during periods of economic stagnation or recession, the aftersales market is historically less volatile than the new vehicle market and, therefore, helps limit the impact of declines in new vehicle sales on the operating results of full-line manufacturers, such as Commercial Vehicles.
Commercial vehicles markets are subject to intense competition based on initial sales price, cost and performance of vehicles over their life cycle (i.e., purchase price, operating and maintenance costs and residual value of the vehicle at the end of its useful life), services and service-related products and the availability of financing options. High reliability and low variable costs contribute to customer profitability over the life of the vehicle, and are usually important factors in an operator’s purchase decision. Additional competitive factors include the manufacturer’s ability to address customer transport requirements, driver safety, comfort, and brand loyalty through vehicle design.
Demand for trucks varies seasonally by region and by product class. In Europe, the peak retail demand occurs in the second and fourth quarters due to key fleet customer demands and customer budgetary cycles. In LATAM, demand is relatively stable throughout the year except for increased demand for heavy trucks in the first and fourth quarters from customers who transport foodstuffs. In APAC, sales tend to be higher in the second and fourth quarters due to local holiday periods.
Although we believe that diesel remains for the foreseeable future the primary fuel source for commercial vehicles and industrial equipment in general, the adoption of new engine technological solutions and a growing public opinion in favor of more environmentally friendly solutions are pushing for a rapidly increased penetration of both alternative and renewable fuels (such as compressed natural gas (“CNG”), liquefied natural gas (“LNG”), methane) and fully electric vehicles.
The car industry is leading autonomous vehicle development, but commercial vehicles are also making advances in platooning and autonomous technologies. We expect this development to intensify. We believe that the growing automation in transportation and infrastructure solutions through the use of self-driving vehicles will also allow the industry to provide greater safety, fuel savings, and transport efficiency.
Buses
The global bus business is organized by mission, from city and intercity transport to tourism purposes, with a capacity ranging from 7 to 150 seated/standing passengers. IVECO BUS (previously Iveco Irisbus) and Heuliez Bus target markets include urban, intercity buses and long-distance touring coaches. Operators in this industry include three types of manufacturers: those specialized in providing chassis to bodybuilders, those that build bodies on chassis produced by third parties, and those, like IVECO BUS, that produce the entire vehicle.
The principal customers of the bus segment are tour and intercity bus service operators, while the principal customers of the city bus segment are the transport authorities in urban areas.

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Deregulation and privatization of transport services in many markets has favored concentration towards large private companies operating in one country, in more than one neighboring country or at an international level. Demand has increased for highly standardized, high-use products for large fleets, with financing and maintenance agreements or kilometric pricing. Deregulation and privatization have also increased competition between large transport service companies, raising the level of vehicle use and increasing the choice of brands for operators in the market.
Sales for urban and intercity buses are generally higher in the second half of the year, due to public entities budgeting processes, tender rules and bus production lead-time.
Powertrain
The dynamics of the industrial powertrain business vary across the different market segments in which the various propulsion systems are used. For vehicle and equipment applications, product development is driven by regulatory requirements (i.e., legislation on emissions and, increasingly, CO2 emissions), as well as the need to reduce total operating costs: customers are seeking more efficient propulsion systems that enable lower total cost of ownership and higher productivity.
For on-road applications in developed markets, where economy and infrastructure drive demand for local and haulage transportation, demand for engines is driven by general economic conditions, capital investment, industrialization and infrastructure developments.
In the bus market, engine demand is increasingly influenced by the environmental policies of governments and local authorities (i.e., requirements for natural gas, hybrid and electric solutions).
Demand for off-road applications in the agricultural industry is influenced by many factors, including the price of agricultural commodities and the relative level of new and used inventories, the profitability of agricultural enterprises, net farm income, the demand for food products, agricultural policies, as well as climatic conditions. At the same time, the heavy construction equipment business is driven by general economic factors and the level of public investment in infrastructure, which affects the need for replacement of old equipment and investment in more innovative solutions to boost productivity.
Increasingly stringent emission regulations in Europe, the U.S. and Asia represent an opportunity for Powertrain to gain a competitive advantage through technological solutions developed for engines and after-treatment systems (such as our High Efficiency SCR technology). Alternative fuel engines have become an attractive alternative solution to diesel for transport vehicles, as they are perceived as more environmentally friendly and offer better fuel economy than diesel while performing comparably to diesel engines (e.g. LNG for Buses and Commercial Vehicles). Increasing demand for alternative propulsion systems (such as electrified powertrain or fuel cell) is expected to continue, as related technologies are growing quickly and will offer business opportunities in the industrial sector. The increasing trend among mid-sized original equipment manufacturers ("OEMs") to outsource engine development, due to the significant research and development expenditures required to meet the new emission requirements, presents an opportunity for Powertrain to increase sales to third party customers.
The Company believes that FPT Industrial provides the Company, as a whole, with strategic independence in a key area where competition is particularly intense and further challenges, driven by increasingly stringent regulations, are expected.
COMPETITION
The industries in which we operate are highly competitive. We believe that we have many competitive strengths that will enable us to improve our position in markets where we are already well established while we direct additional resources to markets and products with high growth potential.
We compete with: (i) large global full-line equipment manufacturers with a presence in every market and a broad range of products that cover most customer needs, (ii) manufacturers who are product specialists focused on particular industry segments on either a global or regional basis, (iii) regional full-line manufacturers, some of which are expanding worldwide to build a global presence, and (iv) local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.
Our competitive strengths include well-recognized brands, a full range of competitive products and features, and a strong global presence and distribution and customer service network. There are multiple factors that influence a buyer’s choice of industrial equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features and performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. The ability to meet or exceed applicable engine emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny and change, such as Europe and North America. We continually seek to improve in each of these areas, but focus primarily on providing high-quality and high-value products and supporting those products through our dealer networks. Buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years.

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The efficiency of our manufacturing, logistic and scheduling systems are dependent on forecasts of industry volumes and our anticipated share of industry sales, which is predicated on our ability to compete successfully with others in the marketplace. We compete based on product performance, customer service, quality and price. The environment remains competitive from a pricing standpoint, but actions taken to maintain our competitive position in the current challenging economic environment could result in lower than anticipated price realization.
Our principal competitors in the agricultural equipment market are John Deere, AGCO (including the Massey Ferguson, Fendt, Valtra and Challenger brands), Claas, the Argo Group (including the Landini, McCormick and Valpadana brands), the Same Deutz Fahr Group (including the Same, Lamborghini, Hurlimann and Deutz brands) and Kubota.
Our principal competitors in the construction equipment market are Caterpillar, Komatsu, JCB, Hitachi, Volvo, Liebherr, Doosan, Kubota and John Deere.
Our principal competitors in the commercial vehicles market are Daimler (including the Mercedes-Benz, Mitsubishi Fuso, Freightliner, Western Star, Setra and Bharat-Benz (India) brands); Volkswagen (including the MAN and Scania brands); Paccar (including the DAF, Kenworth, Ken Mex and Peterbilt brands); the Volvo Group (including Volvo, Renault, MACK and UD Trucks brands); Rosenbauer International AG; Rheinmetall; Oshkosh; Nexter; General Dynamics; BAE Systems; Caterpillar; and Navistar.
The principal competitors of Powertrain include Cummins, Daimler, Deutz, Perkins, John Deere, Volvo, and Yanmar.
PRODUCTS
Agricultural Equipment
Agricultural Equipment’s product lines are sold primarily under the Case IH and New Holland brands as well as the STEYR brand in Europe and the Miller brand, primarily in North America and Australia. Following our acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products are sold under the Kongskilde, Överum, and JF brands. To capitalize on customer loyalty to dealers and the segment’s brands, relative distribution strengths and historical brand identities, we sell our agricultural equipment products under the Case IH (and STEYR for tractors in Europe only) and New Holland brands. We believe that these brands enjoy high levels of brand identification and loyalty among both customers and dealers.
Although newer generation tractors have a high percentage of common mechanical components, each brand and product remains differentiated by features, color, interior and exterior styling and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation.
Distinctive features that are specific to a particular brand such as the Supersteer® tractor axle or Twin Rotor combine threshing technology for New Holland, the Case IH tracked four-wheel drive tractor, Quadtrac®, and the front axle mounted hitch for STEYR remain an important part of each brand’s unique identity.
Agricultural Equipment’s product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, and self-propelled sprayers. Agricultural Equipment also specializes in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland is a worldwide leader. These brands each offer parts and support services for all of their product lines. Our agricultural equipment is sold with a limited warranty that typically runs from one (1) to three (3) years.
Case IH and New Holland brands enable their customers to share in-depth, real-time machine information with AgDNA, FieldView, and Farmers Edge digital management systems. In the fourth quarter, Agricultural Equipment launched AGXTENDTM brand, focused exclusively on aftermarket precision farming technology solutions. AGXTENDTM will provide our dealers and customers access to exclusive productivity enhancing precision farming technologies.
Construction Equipment
Construction Equipment’s product lines are sold primarily under the Case and New Holland Construction brands. Case provides a wide range of products on a global scale, including crawler excavators that utilize technology from Sumitomo (S.H.I.) Construction Machinery Co. Ltd. and mini-excavators that use technology from Hyundai Construction Equipment, Inc. The New Holland Construction brand family also markets a full product line of construction equipment in Latin America and focusses on light equipment in the other regions.
Construction Equipment's products often share common components to achieve economies of scale in manufacturing, purchasing and development. Construction Equipment differentiates these products based on the relative product value and volume in areas such as technology, design concept, productivity, product serviceability, color and styling to preserve the unique identity of each brand.
Heavy construction equipment product lines include crawler and wheeled excavators, wheel loaders, compactors, graders and dozers for all applications. Light construction equipment product lines include backhoe loaders, skid steer and tracked loaders, mini- and midi- excavators, compact wheel loaders and telehandlers. The brands each offer parts and support

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services for all of their product lines. Our construction equipment is generally sold with a limited warranty that typically runs from one (1) to two (2) years.
We continue to evaluate our Construction Equipment business with a view toward increasing efficiencies and profitability as well as evaluating its strategic alliances to leverage its position in key markets.
Commercial Vehicles
Trucks and Commercial Vehicles (IVECO AND IVECO ASTRA)
Under the IVECO brand, we produce a range of light, medium, and heavy trucks and commercial vehicles for both on-road and off-road use. Our key products include the Daily, a vehicle that covers the 2.8 – 7 ton vehicle weight range, the Eurocargo, a vehicle that covers the 6 – 16 tons range, the Trakker, a vehicle dedicated to off-road transport, and the Stralis, a vehicle dedicated to the over 16 tons range. The product offering is complemented by a series of aftersales and used vehicle assistance services.
Light vehicles include on-road vans and chassis cabs used for short and medium distance transportation and distribution of goods, and off-road trucks for use in quarries and other work sites. We also offer shuttle vehicles used by public transportation authorities, tourist operators, hotels and sports clubs and campers for holiday travel.
The M&H vehicles product lines include on-road chassis cabs designed for medium and long-distance hauling and distribution. Medium GVW off-road models are typically used for building roads, winter road maintenance, construction, transportation, maintenance of power lines and other installations in off-road areas, civil protection and roadside emergency service. Heavy GVW off-road models are designed to operate in any climate and on any terrain and are typically used to transport construction plant materials, transport and mix concrete, maintain roads in winter and transport exceptionally heavy loads.
We offer ecological diesel and natural gas engines on our entire range of vehicles, and continue to develop engines with specific components and configurations optimized for use with CNG and LNG.
Under the IVECO ASTRA brand, we build vehicles that can enter otherwise inaccessible quarries and mines and move large quantities of material, such as rock or mud, and perform heavy-duty tasks in extreme climatic conditions. Our product range for IVECO ASTRA includes mining and construction vehicles, rigid and articulated dump trucks and other special vehicles.
Buses (IVECO BUS and Heuliez Bus)
Under the IVECO BUS and Heuliez Bus brands, we offer local and inter-city commuter buses, minibuses, school buses and tourism coaches. IVECO BUS is one of the major European manufacturers in the passenger transport sector and is expanding its activities globally. Heuliez Bus produces city buses for public transportation, and is a leader in France for the urban bus market.
Specialty Vehicles (Magirus and Iveco Defence Vehicles)
Under the Magirus brand, we manufacture vehicles designed to respond to natural disasters and civil emergencies, such as fires, floods, earthquakes and explosions. Iveco Defence Vehicles develops and manufactures specialized vehicles for defense missions and civil protection.
Powertrain
Powertrain is dedicated to the design, development, manufacture and sale of engines, transmissions, and axles under the FPT Industrial brand.
Our product range features engines ranging from 2.2 to 20 liters with an output of 42 to 1,006 h.p. Our product portfolio includes engines for buses and for light, medium and heavy commercial vehicles, engines for industrial machinery including construction, agricultural and irrigation equipment, engines for special-purpose vehicles and engines for power generation units and marine applications.
FPT Industrial’s product line-up is completed by versions that use alternative fuels, including engines that run on natural gas and engines compatible with biodiesel and hydrotreated vegetable oil ("HVO"). With more than 20 years of experience in the research, development and production of natural gas engine technologies for industrial applications, FPT Industrial is an industry leader in this field. During 2018, FPT Industrial presented its innovative solutions: the Multi-power, Modular, Multi-application and Mindful Power Source Concept Cursor X, which adapts to provide the most suitable solution for the customer whether based on hybrid natural gas, hydrogen fuel cell electric generation, or on battery-stored technology. Furthermore, during 2018, FPT Industrial presented its new Hydrogen Fuel Cell powertrain concept, designed for heavy-duty applications; a full range of alternative propulsions from mild hybrid to full electric; and the telematics solution kit for remote engine monitoring, proactive maintenance and assistance.
While meeting the strict emission regulations for both on-road (Euro VI) and off-road vehicles (Stage V and Tier 4B), Powertrain’s technological solutions aim to provide enhanced results in terms of cost, packaging and fuel consumption for each segment of the market.

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Additionally, FPT Industrial produces six speed manual transmissions for light commercial vehicles, with input torque up to 500 Nm and completes its product lineup with front and rear axles reaching 32 tons gross axle weight designated to cover Commercial Vehicles’ demand, including specialty vehicles (military and fire-fighting).
SALES AND DISTRIBUTION
Agricultural Equipment and Construction Equipment
Agricultural Equipment sells and distributes products through approximately 2,300 full-line dealers and distributors with over 5,600 points of sale. Construction Equipment sells and distributes products through approximately 400 full-line dealers and distributors with over 1,200 points of sale. Agricultural Equipment’s and Construction Equipment’s dealers are almost all independently owned and operated. Some Agricultural Equipment dealers also sell construction equipment. In the United States, Canada, Mexico, most of Western Europe, Brazil, India, China, Russia and Australia, products are generally distributed directly through the independent dealer network. In the rest of the world, products are either sold to independent distributors who then resell to dealers, or to importers who have their own branches to sell product to retail customers. In both cases, the importers/distributors can take advantage of their size and knowledge of the market to minimize their marketing costs.
Consistent with our brand promotion program, we generally seek to have dealers sell a full range of our products. Typically, greater market penetration is achieved where each dealer sells the full line of products from only one of the brands. Although appointing dealers to sell more than one brand is not part of our business model, some joint dealers exist, either for historic reasons or in limited markets where it is not feasible to have a separate dealer for each brand. In some cases, dealerships are operated under common ownership but with separate points of sale for each brand. In each region, we seek to optimize our distribution strategy to reduce structural costs, while maximizing sales and customer satisfaction.
In North America and Australia, a trade-in of used equipment typically accompanies the sale of new equipment to end-users. We often provide marketing assistance to our dealers to support the sale of used, trade-in equipment through subsidized financing incentives, inventory carrying cost defrayment, or other methods.
Exclusive, dedicated dealers generally provide a higher level of market penetration. Some dealers may sell complementary products manufactured by other suppliers to complete their product offerings or to satisfy local demand for a particular specialty application or segment.
A strong dealer network with wide geographic coverage is a critical element in the success of Agricultural Equipment and Construction Equipment. We work to enhance our dealer network through the expansion of our product lines and customer services, including enhanced financial services offerings, and an increased focus on dealer support. To assist dealers in building rewarding relationships with their customers, focused customer satisfaction programs have been introduced and they are expected to incorporate customer input into the relevant product development and service delivery processes.
As the equipment rental business becomes a more significant factor in both the agricultural and construction equipment markets, Agricultural Equipment and Construction Equipment are continuing to support their dealer network by facilitating sales of equipment to the local, regional and national rental companies through their dealers as well as by encouraging dealers to develop their own rental activities. A strong dealer service network is required to maintain the rental equipment, and to help ensure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the used equipment market. Agricultural Equipment and Construction Equipment have launched several programs to support their dealer service and rental operations, including training, improved dealer standards, financing, and advertising. As the rental market is a capital-intensive sector and sensitive to cyclical variations, we expand such activities gradually, with special attention to managing the resale of rental units into the used equipment market by our dealers, who can utilize this opportunity to improve their customer base and generate additional parts business.
We believe that it is generally more cost-effective to distribute our agricultural and construction equipment products through independent dealers, although Agricultural Equipment and Construction Equipment maintain a limited number of company-owned dealerships in some markets. As of December 31, 2018, we operated two and six company-owned Agricultural Equipment and Construction Equipment dealerships, respectively, primarily in North America and Europe. We also operate a selective dealer development program, in territories with growth potential but underdeveloped representation by our agricultural and construction equipment brands, that typically involves a transfer of ownership to a qualified operator through a buy-out or private investment after a few years.
Commercial Vehicles
Commercial Vehicles’ worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches. As of December 31, 2018, Commercial Vehicles had approximately 700 dealers globally (of which 22 were directly owned by us and 15 were branches). All of these dealers sell spare parts for the relevant vehicles. Commercial Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality aftersales services.

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A key element of Commercial Vehicles’ growth strategy is its distribution network. In Western Europe, Eastern Europe, Turkey, Russia, Australia and Latin America, continued consolidation of the distribution network is aimed at improving service to customers (such as the implementation of the Truck Stations network of specialized workshops), increasing profitability and reducing overall distribution costs. In Africa and the Middle East, the distribution network is being expanded to fully exploit growth in these markets.
In the U.K., Commercial Vehicles is one of the few OEMs that sells trucks and other commercial vehicles to companies which offer commercial vehicle rental solutions, such as Ryder, Fraikin and Burntree, among others.
In accordance with European legislation, Commercial Vehicles’ dealers have a specific sales territory. Additionally, European law allows our Commercial Vehicles’ dealers to carry multiple brands.
Powertrain
Powertrain provides propulsion solution products for Agricultural Equipment, Construction Equipment and Commercial Vehicles. Additionally, Powertrain’s commercial strategy and business model are focused on the development of a portfolio of medium-to-large OEM customers. Powertrain has entered into long-term supply agreements with a growing number of third-party customers.
Powertrain has a network of approximately 73 dealers and 800 service points in 100 countries that cover its entire product range and related market sectors. Large OEMs use their own internal networks to obtain parts and services for purchased equipment, while small OEMs frequently rely on us for delivery of parts and services through Powertrain’s worldwide network.
PRICING AND PROMOTION
The retail price of any particular piece of equipment or vehicle is determined by the individual dealer or distributor and generally depends on market conditions, features, options and, potentially, regulatory requirements. Retail sale prices may differ from the manufacturer-suggested list prices. We sell equipment and vehicles to our dealers and distributors at wholesale prices that reflect a discount from the manufacturer-suggested list price. In the ordinary course of business, we engage in promotional campaigns that may include price incentives or preferential financing terms with respect to the purchase of certain products in certain areas.
We regularly advertise our products to the community of farmers, builders, transporters and agricultural and construction contractors, as well as to distributors and dealers in each of our major markets. To reach our target audience, we use a combination of general media, specialized design and trade magazines, the Internet and direct mail. We also regularly participate in major international and national trade shows and engage in co-operative advertising programs with distributors and dealers. The promotion strategy for each brand varies according to the target customers for that brand.
PARTS AND SERVICES
The quality and timely availability of parts and services are important competitive factors for each of our businesses, as they are significant elements in overall dealer and customer satisfaction and important considerations in a customer’s original equipment purchase decision. We supply parts, many of which are proprietary, to support items in the current product line as well as for products we have sold in the past. In certain markets, we also offer personalized aftersales customer assistance programs that provide a wide range of modular and flexible maintenance and repair contracts, as well as warranty extension services, to meet a variety of customers’ needs and to support the vehicle’s value over time. Many of our products can have economically productive lives of up to 20 years when properly maintained, and each unit has the potential to produce a long-term parts and services revenue stream for us and our dealers.
As of December 31, 2018, we operated and administered 47 parts depots worldwide either directly, through a joint venture, or through arrangements with warehouse service providers. This network includes 10 parts depots in North America, 17 in EMEA, 3 in LATAM, and 17 in APAC. The network includes 34 parts depots that support Agricultural Equipment, 31 that support Construction Equipment, 20 that support Commercial Vehicles and 6 that support Powertrain. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. Our parts depots and parts delivery systems provide customers with access to substantially all the parts required to support our products.
As of December 31, 2018, Commercial Vehicles had approximately 5,000 Sales and/or Service Network points. In addition to Commercial Vehicles' standard one-year full vehicle warranty and two-year powertrain warranty, Commercial Vehicles offers personalized aftersales customer assistance programs.
JOINT VENTURES
As part of a strategy to enter and expand in new markets, we are also involved in several commercial and/or manufacturing joint ventures, including the following:

▪	in Japan, we own 50.0% of New Holland HFT Japan Inc. (“HFT”), which distributes its products in Japan. HFT imports and sells the full range of New Holland agricultural equipment;

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▪	in Pakistan, we own 43.2% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors;

▪	in Turkey, we own 37.5% of Turk Traktor ve Ziraat Makineleri A.S., which manufactures and distributes various models of both New Holland and Case IH tractors;

▪
in Mexico, we own 50.0% of CNH de Mexico S.A. de C.V., which manufactures New Holland agricultural equipment and distributes our agricultural equipment through one or more of its wholly-owned subsidiaries;

▪	in China, we own 50.0% of Naveco (Nanjing Iveco Motor Co.) Ltd., a company that manufactures light and other commercial vehicles in China;

▪
in China, we control 60.0% of SAIC Fiat Powertrain Hongyan Ltd (“SFH”), a manufacturing company located in Chongqing, which produces diesel engines under license from us to be sold in the Chinese market and to be exported to Europe, the U.S. and Latin America; and

▪	in South Africa, we own 60.0% of Iveco South Africa Works (Pty) Ltd., which manufactures medium and heavy duty commercial vehicles and buses.
FINANCIAL SERVICES
Financial Services offers a range of financial products and services to dealers and customers in the various regions in which it operates. The principal products offered are retail loan and lease financing for the purchase or lease of new and used equipment and vehicles and wholesale financing to dealers and factoring of trade receivables from CNH Industrial companies. Wholesale financing consists primarily of dealer floor plan financing and gives the dealers the ability to maintain a representative inventory of new products. In addition, Financial Services provides financing to dealers for used equipment and vehicles taken in trade, equipment utilized in dealer-owned rental yards, parts inventory, working capital and other financing needs. As a captive finance business, Financial Services is reliant on the operations of Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, their dealers, and customers.
Financial Services supports the growth of Industrial Activities by developing and structuring financial products with the objective of increasing equipment and vehicle sales as well as profitability and customer loyalty. Financial Services’ strategy is to grow a core financing business to support the sale of our equipment and vehicles while at the same time maintaining its portfolio credit quality, service levels, operational effectiveness and customer satisfaction. Financial Services also offers products to finance third party equipment and vehicles sold through our dealer network or within our core businesses. Financed third party equipment and vehicles include used equipment and vehicles taken in trade on our products or equipment used in conjunction with or attached to our products.
In North America, customer and dealer financing activities, which support the sales of Agricultural Equipment and Construction Equipment, are managed through our wholly-owned financial services companies.
In EMEA, there are two joint ventures that provide customer financing of Agricultural Equipment, Construction Equipment and Commercial Vehicles, depending on the country of origin. CNH Industrial Capital Europe S.a.S., a joint venture with BNP Paribas Group, is 49.9% owned by CNH Industrial N.V. and accounted for under the equity method. Transolver Finance Establecimiento Financiero de Credito S.A. (“Transolver Finance”), a joint venture with the Santander Group, is 49% owned by CNH Industrial N.V. and accounted for under the equity method. Transolver Finance also provides dealer financing. Additionally, there are vendor programs with banking partners that provide customer financing of Agricultural Equipment, Construction Equipment, and Commercial Vehicles, depending on the country of origin. Customer and dealer financing activities not included in the joint ventures or vendor programs, such as factoring of trade receivables, are managed through our wholly-owned financial services companies.
For the LATAM region, customer and dealer financing activities in Brazil, which support the sales of Agricultural Equipment, Construction Equipment and Commercial Vehicles, are managed through our wholly-owned financial services company, Banco CNH Industrial Capital S.A. (“Banco CNH Industrial Capital”). For customer financing, Banco CNH Industrial Capital mainly serves as intermediary for funding provided by BNDES, a federally-owned financial institution linked to the Brazilian Ministry of Development, Industry and Foreign Trade. In Argentina, customer and dealer financing activities, which support the sales of Agricultural Equipment, Construction Equipment and Commercial Vehicles, are managed through a wholly-owned financial services company. Vendor programs with banking partners are also in place in Argentina.
For the APAC region, customer and dealer financing activities in Australia and India, which support the sales of Agricultural Equipment, Construction Equipment and Commercial Vehicles, are managed through wholly-owned financial services companies. In China and Russia, dealer financing activities are managed through wholly-owned financial services companies.
Customer Financing
Financial Services has certain retail underwriting and portfolio management policies and procedures that are specific to Agricultural Equipment, Construction Equipment, and Commercial Vehicles. This distinction allows Financial Services to reduce risk by deploying industry-specific expertise in each of these businesses. We provide retail financial products

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primarily through our dealers, who are trained in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting. The terms for financing equipment and vehicle retail sales typically provide for retention of a security interest in the equipment or vehicles financed.
Financial Services’ guidelines for minimum down payments for equipment and vehicles generally range from 5% to 30% of the actual sales price, depending on equipment types, repayment terms and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in connection with other sales promotions. For periods during which finance charges are waived or reduced on the retail notes or leases, Financial Services generally receives compensation from the applicable Industrial Activities segment based on Financial Services’ estimated costs and a targeted return on equity. The cost is recognized as a reduction in net sales for the applicable Industrial Activities segment.
Dealer Financing
Financial Services provides wholesale floor plan financing for nearly all of our dealers, which allows them to acquire and maintain a representative inventory of products. Financial Services also provides some working capital and real estate loans on a limited basis. For floor plan financing, Financial Services generally provides a fixed period of “interest free” financing to the dealers. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. During the “interest-free” period, the applicable Industrial Activities segment compensates Financial Services based on Financial Services’ estimated costs and a targeted return on equity. After the “interest-free” period, if the equipment or vehicles remain in dealer inventory, the dealer pays interest costs. The cost is recognized as a reduction in net sales for the applicable Industrial Activities segment.
A wholesale underwriting group reviews dealer financial information and payment performance to establish credit lines for each dealer. In setting these credit lines, Financial Services seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment or vehicles financed. Dealer credit agreements generally include a requirement to repay the particular financing at the time of the retail sale of the unit. Financial Services’ employees or third-party contractors conduct periodic stock audits at each dealership to confirm that the financed equipment or vehicle is maintained in inventory. These audits are unannounced and their frequency varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.
Factoring
Financial Services also provides intragroup factoring of trade and other receivables. This activity involves the purchase (without recourse) of receivables of CNH Industrial companies, originating from the different Industrial Activities segments, and due from third or related parties.
Sources of Funding
The long-term profitability of Financial Services’ activities largely depends on the cyclical nature of the industries in which we operate, interest rate volatility and the ability to access funding on competitive terms. Financial Services funds its operations and lending activity through a combination of term receivable securitizations, committed secured and unsecured facilities, uncommitted lines of credit, unsecured bonds, unsecured commercial paper, affiliated financing and retained earnings. Financial Services’ current funding strategy is to maintain sufficient liquidity and flexible access to a wide variety of financial instruments and funding options.
Financial Services has periodically accessed the asset-backed securitization (“ABS”) markets in the United States, Canada and Australia, as part of its retail and wholesale financing programs when those markets offer funding opportunities on competitive terms. In the United States, Financial Services has also accessed the unsecured bond market and commercial paper market to add more diversity to its funding sources. Financial Services’ ability to access these markets will depend, in part, upon general economic conditions, legislative changes and Financial Services’ financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries in which we operate.
Competition
The financial services industry is highly competitive. Financial Services competes primarily with banks, equipment finance and leasing companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms and interest rates charged. Financial Services’ ability to compete successfully depends upon, among other things, the availability and competitiveness of funding resources, the development of competitive financial products and services, and licensing or other governmental regulations.
LEGAL PROCEEDINGS
As a global company with a diverse business portfolio, we are exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that

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arise in the ordinary course of our business. The most significant of these matters are described in Note 29 “Commitments and contingencies” to the Consolidated Financial Statements for the year ended December 31, 2018.
The outcome of any current or future proceedings, claims or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect our financial position and results of operations.
Although the ultimate outcome of legal matters pending against us and our subsidiaries cannot be predicted, management believes the reasonable possible range of losses for these unresolved legal actions in addition to the amounts accrued would not have a material effect on our Consolidated Financial Statements.
Follow-up on Damages Claims: Iveco, the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, CNH Industrial expects to face further claims based on the same legal grounds in various other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
INSURANCE
We maintain insurance with third party insurers to cover various risks arising from our business activities including, but not limited to, risk of loss or damage to our assets or facilities, business interruption losses, general liability, automobile liability, product liability and directors' and officers' liability insurance. We believe that we maintain insurance coverage that is customary in our industry. We use a broker that is a subsidiary of Fiat Chrysler Automobiles N.V. to place a portion of our insurance coverage.

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PLANTS AND MANUFACTURING PROCESSES
As of December 31, 2018, we owned 66 manufacturing facilities. We also own other significant properties including spare parts depots, research laboratories, test tracks, warehouses and office buildings.
A number of our manufacturing facilities (land and industrial buildings) are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. The carrying amount of these assets was approximately $61 million and $105 million at December 31, 2018 and 2017, respectively.
We make capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and improve capacity, and for maintenance and engineering. In 2018, our total capital expenditures in long-lived assets, excluding assets sold with buy-back commitments and equipment on operating leases, were $1,033 million of which 66% was spent in EMEA, 22% in North America, 7% in LATAM and 5% in APAC. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2017, our total capital expenditures were $896 million. The increase in capital expenditures in 2018 from 2017 is primarily related to the investment cycles of our products, including capital for engine and product regulatory related enhancements, and reduction in discretionary spending, including capital related to long-term and capacity expansion investment as we completed our footprint expansion in the agricultural business with plant openings in China and India.
The following table provides information about our significant manufacturing and engineering facilities as of December 31, 2018:

Location	Primary Functions	Approximate Covered Area (Sqm/000)
Italy
S. Mauro	Excavators; R&D center	57
Modena	Components (Agricultural Equipment and Construction Equipment)	102
S. Matteo	R&D center (Agricultural Equipment)	51
Jesi	Tractors	77
Lecce	Wheel loaders, compact track loaders, telehandlers; graders; R&D center	130
Piacenza	Quarry and construction vehicles; R&D center	64
Brescia	Medium vehicles, cabs, chassis; R&D center	276
Suzzara	Light vehicles; R&D center	170
Brescia	Firefighting vehicles; R&D center	28
Bolzano	Defense vehicles; R&D center	83
Pregnana Milanese	Engines	31
Torino	R&D center (Commercial Vehicles)	100
Torino	R&D center (Powertrain)	28
Torino	Engines (marine & powertrain)	142
Torino	Transmissions and axles	239
Foggia	Engines; drive shafts; R&D center	151
United States
New Holland	Hay & Forage; R&D center	104
Grand Island	Tractors and combines	128
Benson	Sprayers, cotton pickers; R&D center	41
Burlington	Backhoe loaders, forklift trucks; R&D center	91
Fargo	Tractors, wheeled loaders; R&D center	88
Goodfield	Soil management equipment; R&D center	39
Racine	Tractors, transmissions	105
Mt. Joy	R&D center (Agricultural Equipment)	11
Wichita	Skid steer loaders; R&D center	46
Burr Ridge (Hinsdale)	R&D center (Agricultural Equipment, Construction Equipment and Diesel engines)	44
St. Nazianz	Self-propelled sprayers	24
France
Coex	Grape Harvesters; R&D center	26
Croix	Cabins (Agricultural Equipment)	12
Tracy-Le-Mont	Hydraulic cylinders (Agricultural Equipment and Construction Equipment)	16
Annonay	Buses (Coaches & City); R&D center	116

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Location	Primary Functions	Approximate Covered Area (Sqm/000)
Venissieux	R&D center (Commercial Vehicles)	18
Rorthais	Buses (City); R&D center	29
Fourchambault	Engines (remanufacturing)	29
Bourbon Lancy	Engines; R&D center	107
Fecamp	Engines (power generation units)	25
Brazil
Belo Horizonte	Crawler excavators, crawler dozers, wheel loaders, graders, backhoe loaders; R&D center	70
Curitiba	Combines and tractors; R&D center	103
Piracicaba	Sugar cane harvesters, coffee harvesters, sprayers; R&D center	12
Sorocaba	Crawler loaders, backhoe loaders, excavators, combines and other Agricultural Equipment; R&D center	160
Sete Lagoas	Heavy, medium and light vehicles; R&D center	100
Sete Lagoas	Defense vehicles	19
Sete Lagoas	Engines; R&D center	14
Germany
Ulm	Firefighting vehicles; R&D center	35
Ulm	R&D center (Commercial Vehicles)	144
China
Harbin	Combines, tractors, balers; R&D center	121
Chongqing	Engine; R&D centers	76
Foshan	Sugar cane harvesters	9
Urumqi	Cotton pickers	10
Argentina
Cordoba	Engines	20
Cordoba	(Medium/Heavy) Trucks and buses; R&D center	94
Cordoba	Tractors and combines	30
Belgium
Antwerp	Components (Agricultural Equipment)	77
Zedelgem	Combines, forage harvesters and balers; R&D center	154
Spain
Madrid	Heavy vehicles; R&D center	134
Valladolid	Light vehicles, heavy cab components	81
India
Pithampur	Backhoe loaders, earth compactors	29
Pune	Sugar cane harvesters and combines; R&D center	77
Noida	Tractors; R&D center	82
Poland
Plock	Combines, balers and headers; R&D center	109
Kutno	Row crop, cultivators, harvesters; R&D center	33
Others
Basildon (U.K.)	Tractors; R&D center	129
Överum (Sweden)	Ploughs; R&D center	49
Saskatoon (Canada)	Sprayers, seeders; R&D center	61
Dandenong (Australia)	Trucks (heavy); R&D center	42
St. Valentin (Austria)	Tractors; R&D center	56
Vysoke Myto (Czech Republic)	Buses (City & Intercity); R&D center	124
Queretaro (Mexico)	Components (Agricultural Equipment and Construction Equipment)	15
Naberezhnye Chelny (Russia)	Tractors and combines	50
Rosslyn (South Africa)	Trucks and buses (Intercity) ; R&D center	55
Arbon (Switzerland)	R&D center (Powertrain)	6

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World Class Manufacturing
In striving to consolidate and maintain high standards of excellence in its manufacturing systems, CNH Industrial applies principles of World Class Manufacturing (“WCM”), the innovative program for continuous improvement that encompasses the most effective manufacturing methodologies. These include: Total Quality Control (“TQC”), Total Productive Maintenance (“TPM”), Total Industrial Engineering (“TIE”), and Just In Time (“JIT”). Applying rigorous methods and procedures, WCM aims to eliminate all types of waste and loss, including zero injuries, zero defects, zero breakdowns, zero waste, reduced inventories, and punctual delivery of parts by suppliers to plants, and thereafter to dealers and end users. The WCM system is applied to all departments, embracing numerous topics including safety in the workplace, the environment, quality, logistics, in-house and specialist maintenance, human resources, and process and product engineering (involving the reorganization of work stations, the installation of new machinery, and new product launches). Actions for continuous improvement are driven by the Cost Deployment pillar of WCM, which precisely identifies all plant wastes and losses, guides the activities of the corporate functions in charge of containing and eliminating the sources of waste, evaluates project feasibility, and assesses and certifies the results achieved by carefully monitoring specific performance indicators.
One of the main features of WCM is the way it incentivizes employees to engage and take responsibility, contributing directly to process optimization through a consistent system for collecting suggestions. This allows individuals to acquire and develop skills and good practices that are then shared across plants, forming a network of expertise and knowledge for the benefit of the Group. In 2018, approximately 441,500 suggestions were collected across the plants where WCM principles are applied, with an average of 12.5 per employee. The projects implemented in 2018 within WCM generated savings of approximately $127.3 million.
Each WCM pillar involves a seven-step approach and auditing process, culminating in several awards (bronze, silver, gold, and world class). As at December 2018, 54 plants were participating in the program, involving 84% of Group’s plants and 99% of revenues from sales of products manufactured in Group’s plants. By the end of 2018, one plant has gold award, 17 plants have silver awards and 25 plants have bronze awards.
Environmental impacts of manufacturing processes
The Group’s manufacturing facilities are subject to a variety of laws designed to protect the environment, particularly with respect to solid and liquid wastes, air emissions, energy usage and water consumption. CNH Industrial is committed to continuously improving the environmental performance of its manufacturing processes, beyond the requirements of legislation, adopting the best technologies available and acting responsibly to preserve natural resources and to fight climate change. These are important priorities due to the nature and extent of their environmental and economic impact, and highlighted by their political, technological, and economic implications, in terms of both sustainable procurement and impact mitigation. Environmental protection at CNH Industrial is focused on prevention, conservation, information and people engagement, thus facilitating long-term management. CNH Industrial has adopted an Environmental Policy that describes the short, medium, and long-term commitments toward the responsible management of environmental aspects, such as: energy, natural resources, raw materials, hazardous substances, polluting emissions, waste, natural habitats and biodiversity.
These aspects are included in the environmental management system and energy management system of CNH Industrial and in the environmental pillar of WCM; the systems require compliance with guidelines, procedures, and operating instructions, and regular internal audits and reviews by management. This dual approach enables the effective management of all environmental aspects deriving from manufacturing processes, the adequate evaluation of outcomes and the achievement of challenging targets set within the Sustainability Plan.
The materiality analysis identified air emissions (covered by the material topic CO2 and other air emissions), the use of renewable energy, the consumption of water, and the management of waste as the most significant environmental aspects for the Company and stakeholders alike.
The highest responsibility for initiatives focusing on energy efficiency, management of CO2 emissions and environmental protection lies with the GEC.
Receipt of a certification for environmental or energy management confirms that an organization has a system capable of keeping the impacts of its operations under control, and that it systematically seeks to improve this system in a way that is coherent, effective and, above all, sustainable. The participation in the ISO 14001 and ISO 50001 certification process is on a voluntary basis. As of December 31, 2018, 56 plants (in the sustainability reporting in scope) were ISO 14001 certified, while energy management system according to ISO 50001 was rolled out to 49 plants, representing about 96% of energy consumption.
Consolidated monitoring and reporting systems are used to keep track of environmental performance, measure the effectiveness of actions taken to achieve targets, and plan new initiatives for continuous improvement, through the management of appropriate Key Performance Indicators (KPIs). These indicators can be analyzed at different aggregate

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levels (plant, segment, region, or Group), which allows for the simultaneous and parallel engagement of different corporate functions at various levels to meet targets.
In 2018, the main environmental KPIs maintained the positive trend recorded in recent years, in line with the targets set in the Sustainability Plan, reconfirming CNH Industrial’s significant commitment to environmental protection.

Environmental and energy targets	Target year	Target
Energy consumption (GJ per hour of production)	2030	-30%vs.2014
CO2 emissions (tons per hour of production)	2030	-60%vs.2014
Electric energy consumption from renewable sources (%)	2030	90%
VOC emissions (g/m2)	2022	-20% vs. 2014
Water withdrawals (m3 per hour of production)	2022	-23% vs. 2014
Hazardous waste generation (kg per hour of production)	2022	-35% vs. 2014

Environmental and energy performance(1)	2018/2017(%)	2018	2017(2)
Energy consumption (GJ per hour of production)	-1.5	0.10898	0.11064
CO2 emissions (tons per hour of production)	-13.2	0.00597	0.00688
Electric energy consumption from renewable sources (%)	—	70.4	53.8
VOC emissions (g/m2)	-1	36.5	36.9
Water withdrawals (m3 per hour of production)	-5	0.08	0.08
Hazardous waste generation (kg per hour of production)	-14	0.27	0.31

(1)
Environmental performance relates to 56 fully consolidated plants, representing 99% of revenues from sales of products manufactured in Group’s plants. Energy performance relates to 57 fully consolidated plants, representing 99% of revenues from sales of products manufactured in Group’s plants.

CO2 emissions were calculated according to GHG Protocol standards, implemented through CNH Industrial guidelines, whereas the indirect emissions associated with energy production emission factors were calculated as per the standards published in December 2017 by the International Energy Agency.
The hours of production refer to the number of manufacturing hours, defined as hours of presence of hourly employees within the manufacturing scope required to manufacture a product.
The performance of the indicators is in line with the targets set.

(2)	2017 data were restated compared to 2017 Annual Report following a change in reporting scope.

CNH Industrial’s expenditure on environmental protection measures totaled approximately $42 million in 2018 and included: $31 million on waste disposal and emissions treatment and $11 million for prevention and management of environmental impacts and hazards. In 2018, over $7.9 million was invested in improving energy performance, leading to a reduction in energy consumption of approximately 160 TJ and a corresponding reduction in CO2 emissions of over 11,800 tons.
Numerous projects were implemented in 2018 to optimize environmental and energy management. As an example, to further reduce water consumption in the painting lines at the Plock plant (Poland), two initiatives were carried out during the year. The first was in the pre-treatment area, where a new reverse osmosis water purifier and new sand and carbon filters were installed, for water recirculation and reuse. The second enabled the reuse of treated wastewater in place of fresh water to feed the water curtain, which catches overspray in the painting booth. The initiatives sharply reduced water consumption compared to the previous year by over 30,000 m3 (-37%), wastewater discharge by 27,000 m3/year (-50%), and sludge containing hazardous substances by 9 tons (-3%). Overall, savings were more than $90,000.
SUPPLIERS
CNH Industrial adopts a responsible approach to the management of its supply chain, establishing relationships that go beyond commercial transactions, fostering long-lasting and mutually satisfying collaborations with qualified partners that share the Group’s principles. CNH Industrial has adopted the Supplier Code of Conduct that provides the framework for responsible supply chain management. In addition to compliance with local legislation, the Supplier Code of Conduct calls for observance of human rights and working conditions, respect for the environment and business ethics. All suppliers carrying on business with CNH Industrial are deemed to agree and accept the contents of the Supplier Code of Conduct and such agreement and acceptance is evidenced by the supplier continuing to do business with CNH Industrial.
At December 31, 2018, CNH Industrial had approximately 4,924 global direct suppliers.
CNH Industrial’s standards of environmental and social responsibility have been fully integrated into its supply chain management. Supplier selection is an operational phase of the procurement process and is regulated by specific procedures. Supplier selection is based not only on cost, product innovation, production flexibility and the quality and competitiveness of their products and services, but also on their compliance with CNH Industrial’s social, ethical and environmental principles. The assessment process is built on objective criteria and tools aimed at ensuring fairness and equal opportunities for all parties involved.

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Furthermore, to assess whether suppliers meet the sustainability standards set by CNH Industrial and, where necessary, take steps towards improvement and realignment, a monitoring process has been designed and implemented. During the first step of the process, suppliers are requested to self-assess their policies and practices on sustainability through a questionnaire, mainly focused on the following issues: human rights, environment, compliance and ethics, diversity, health and safety. The questionnaires are analyzed and used to perform a risk assessment, which allows identifying critical suppliers whose compliance with sustainability criteria requires assessment, through follow-up, on-site audits. The audits are performed at suppliers’ plants by either CNH Industrial Supplier Quality Engineers (SQEs) or independent external auditors. In 2018, 604 suppliers were assessed through the questionnaire and 80 audits were performed worldwide. The analysis of the results highlighted the widespread implementation of sustainability initiatives, with a significant number of suppliers adopting their own social and environmental systems, setting specific targets and drafting periodic reports. In some cases, corrective action plans for areas in need of improvement were formulated in collaboration with suppliers; they are monitored via follow-ups between supplier and auditor. The monitoring process is considered also a way to promote the continuous improvement along the supply chain. The challenging target set for 2022 is to assess 100% of direct suppliers for sustainability matters.
In line with previous years, several initiatives continued to promote the exchange of ideas and information, including Technology Days (20 events organized in 2018) attended by approximately 760 people where suppliers that are industry-leaders in innovation, technology and quality discussed specific topics and shared information on recent technological developments.
Continuous improvement is also seen in WCM Purchasing, which has continued providing its advice to suppliers intending to implement the WCM system. During the year, WCM was implemented at additional supplier plants, reaching a total of 210 supplier sites. This means they now apply what is considered to be one of the world’s leading set of manufacturing standards.
In addition, another important supplier engagement activity carried out in 2018 concerning the mitigation of environmental impacts was the CDP Supply Chain initiative. In keeping with the previous year, approximately 150 suppliers were selected to fill out the CDP questionnaire, to get a clear picture of their strategies to tackle climate change and of their current, or still to be implemented, initiatives to reduce CO2 emissions.
Moreover, CNH industrial has implemented a compliance program and policy intended to promote responsible sourcing of tin, tantalum, tungsten, and gold (“3TG”) from the Democratic Republic of Congo (DRC) and surrounding region (conflict minerals), where revenues from the extraction of natural resources have historically funded armed conflict and human rights abuses. CNH Industrial’s Conflict Minerals Policy was adopted in 2013 and is available on the Company website. The Policy is intended to promote sourcing from responsible sources in the Democratic Republic of Congo and surrounding region. The Company annually performs its supply chain due diligence consistent with OECD guidelines. CNH Industrial is committed to making reasonable efforts to establish, and to require each supplier to disclose, whether 3TG are used or contained in products purchased by the Company and the source of that 3TG.

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RESEARCH AND DEVELOPMENT
In a continuously and rapidly changing competitive environment, CNH Industrial’s research activities are a vital component in its strategic development. Each year the Company makes substantial investments in research and development. Such continuous investment and development activities are critically important to the long-term success of the Group.
Research and development times are reduced, where possible, to accelerate time-to-market, while taking advantage of specialization and experience in different markets. Technical and operational synergies and rapid technical communication form the basis of our research and development process. CNH Industrial’s innovation process consists of a series of clear-cut steps, from the evaluation of innovative concepts up to the final step before product development. CNH Industrial believes innovation is essential to offering customers highly technological, eco-friendly, safe, and ergonomic products with a low Total Cost of Ownership (“TCO”). In this spirit, research activities focus primarily on the development of products that can: reduce polluting emissions; optimize energy consumption and efficiency; use alternative fuels; adopt alternative traction systems; incorporate advanced telematics systems and precision farming and ensure safe use. The Company’s Research and Development activities focus on four main areas: decarbonization, electrification, automated driving, and connectivity and data management.
In 2018, our expenditure on research and development (including capitalized development costs and costs charged directly to operations during the year) totaled $1,080 million, or 3.9% of net revenues from Industrial Activities.
Research and development activities involved approximately 6,000 employees at 54 sites around the world of which approximately 900 employees were located at 11 sites in emerging countries(1).
The following table shows our total research and development expenditures, including capitalized development costs and costs charged directly to operations during the year, by segment for the years ended December 31, 2018 and 2017:

($ million)	2018	2017
Agricultural Equipment	485	444
Construction Equipment	85	81
Commercial Vehicles	332	308
Powertrain	178	153
Eliminations and Other	—	—
Total of Industrial Activities	1,080	986
Financial Services	—	—
Eliminations	—	—
Total for the Group	1,080	986
We own a significant number of patents, trade secrets, and trademarks related to our products and services, and that number is expected to grow as our research and development activities continue. At year end, we had 11,051 active patents, including 2,195 new patents registered during the year (in addition to 4,009 applications pending). We file patent applications in Europe, the United States and in other jurisdictions around the world to protect technology and improvements considered important to our businesses. Certain trademarks contribute to our identity and the recognition of our products and services are an integral part of our business, and their loss could have a material adverse effect on us.

(1) Emerging Markets are defined as low, lower-middle income countries as per the 2018 World Bank list of economies.

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HUMAN RESOURCES
EMPLOYEES
The ability to attract, retain, and further develop qualified employees is crucial to the success of CNH Industrial’s businesses and its ability to create value over long-term. CNH Industrial’s business is, by its nature, labor intensive and this is reflected in the high number of hourly employees the Group employs.
The following tables show the breakdown of the number of employees by segment and by region at December 31, 2018 and 2017:

(number)	2018	2017
Agricultural Equipment	25,711	25,007
Construction Equipment	5,424	5,240
Commercial Vehicles	23,933	23,843
Powertrain	8,265	8,050
Other Activities	143	145
Total of Industrial Activities	63,476	62,285
Financial Services	1,149	1,071
Total	64,625	63,356

(number)	2018	2017
EMEA	42,435	41,494
North America	8,856	8,691
LATAM	8,001	8,150
APAC	5,333	5,021
Total	64,625	63,356
As of December 31, 2018, CNH Industrial had 64,625 employees, an increase of 1,269 from the 63,356 employees at year-end 2017. The change was mainly attributable to the difference between new hires (approximately 7,100) and departures (approximately 6,000) during the year. A further increase of approximately 100 employees was due to changes in the scope of the operations, mainly related to the acquisition of Case dealer' assets from TP Group in France. Excluding the changes in scope of operations, the increase compared to year-end 2017 was attributable to the growth in permanent and fixed term workers for manufacturing activities, mainly in EMEA, associated with higher production levels, primarily in Agricultural Equipment, Bus business and Powertrain, partially offset by a workforce decrease in LATAM. Other increases included new hiring for Research & Development, in the view of the technology megatrends like electrification, alternative fuels and autonomous driving, and for various functions in the emerging countries.
The Group realizes that the nature of today’s socio-economic context calls for leaders with the ability to evolve. A solid people management process is the key to success, as it includes employees in the Group’s business goals, takes advantage of employee talent and fuels workforce motivation. CNH Industrial is committed to supporting its employees with development opportunities and recognizing and rewarding their achievements and contribution to business results. In 2018, CNH Industrial spent approximately $5.1 million on employee training. In total, approximately 868,800 training hours were provided to approximately 46,400 individuals.
As stated in CNH Industrial's Code of Conduct, occupational health and safety is an employee's fundamental right and a key part of Group’s sustainability model and included in the Materiality Matrix as one of the most material topics for CNH Industrial and its stakeholders. Safety management engages all employees in creating a culture of accident prevention and risk awareness, sharing common occupational health and safety ethical principles to achieve improvement targets. One of the initiatives developed by CNH Industrial is an effective health and safety management system that conforms to OHSAS 18001 standards. As demonstration of its commitment in this area, 60 plants are OHSAS 18001 certified. In 2018, approximately $83 million was spent on improving health and safety protection. The investments in health and safety allowed saving on the insurance premiums paid to the Italian National Institute for Insurance against Accidents at Work (INAIL) for a total of more than $7.5 million in 2018. To achieve the challenging targets that the Group has set, all employees are involved in informational activities and in classrooms and hands-on training consistent with their roles and responsibilities. CNH Industrial provided approximately 267,400 hours of training on occupational health and safety in 2018. Approximately 41,600 employees were engaged in training on the job activities on occupational health and safety, 80% of whom were hourly. Owing to the Group’s many initiatives, the overall frequency rate in 2018 was 0.21 injuries per 100,000 hours worked, a 4% decrease compared to the previous year. The target set for 2022 is to reduce by 33% the employee accident frequency rate compared to 2014 data.

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COLLECTIVE BARGAINING
In the United States, unions represent a small portion of our production and maintenance employees. The collective bargaining agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America, which represents approximately 890 hourly production and maintenance employees in Burlington, Iowa and Racine, Wisconsin, continues through April 30, 2022. The collective bargaining agreement with the International Association of Machinists and Aerospace Workers, which represents approximately 460 of our employees in Fargo, North Dakota, has been renewed on April 30, 2018 for six years duration, expiring April 28, 2024.
In Europe, most employees are covered by collective labor agreements (“CLAs”) covering either by a CNH Industrial subsidiary or the employer association for the specific industry to which the CNH Industrial subsidiary belongs.
In Italy, the approximately 17,200 CNH Industrial employees are covered by the CLA that was renewed in 2015 and expired at the end of 2018. Negotiations for the CLA renewal started in the last months of 2018. The approximately 390 CNH Industrial Managers are covered by the CLA renewed in 2016 and expired at the end of 2017, whose duration was tacitly extended.

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INTRODUCTION
The results presented in this Annual Report are prepared in accordance with EU-IFRS and use the U.S. dollar as the presentation currency. There have been no significant changes in the scope of consolidation during 2018.
ALTERNATIVE PERFORMANCE MEASURES (OR “NON-GAAP FINANCIAL MEASURES”)
We monitor our operations through several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our results and allow management and investors to assess CNH Industrial’s and our segments’ operating trends, financial performance and financial position. Management uses these non-GAAP financial measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our and our business segments’ core operations. These non-GAAP financial measures have no standardized meaning presented in EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP financial measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.
As of December 31, 2018, our non-GAAP financial measures are defined as follows:

▪
Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

▪	Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

▪
Adjusted EBIT under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items.

▪
Adjusted EBITDA under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

▪
Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for Adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

▪
Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) under EU-IFRS: Net Debt is defined as total debt plus other financial liabilities, net of cash and cash equivalents, current securities and other financial assets. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

▪
Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) under U.S. GAAP: are derived from financial information prepared in accordance with U.S. GAAP. Net Debt under U.S. GAAP is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt.

▪	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

▪
Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Report on Operations Operating and Financial Review and Prospects 47

Adoption of new accounting standards and Other financial presentation changes
Effective January 1, 2018, CNH Industrial has adopted the following accounting standards: IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments.
IFRS 15 represents a new framework for recognizing revenue from contracts with customers and includes additional disclosure requirements. CNH Industrial has applied the new revenue recognition standard using the full retrospective approach, adjusting the net equity at January 1, 2017 (date of first time retrospective adoption) due to certain services (mainly maintenance and repair contracts, as well as extended warranty contracts) and certain other incentives provided by CNH Industrial to customers which require a different timing of recognition of revenues and margin. Furthermore, the adoption of the new standard also resulted in changes in classification between net revenues and cost of sales, whose overall impact on total net revenues is not significant, as well as certain further changes in classification for certain assets and liabilities, whose overall impact on total assets and total liabilities is not significant. 2017 figures have been recast accordingly for comparison purposes.
IFRS 9 includes requirements for classification and measurement of financial instruments, impairment of financial assets, and general hedge accounting. CNH Industrial has adopted IFRS 9 retrospectively, except for hedge accounting which was applied prospectively, without recasting prior periods, and adjusting the net equity at January 1, 2018. The impact of the new standard relates to the change in the impairment model from an “incurred loss” to an “expected loss”.
For additional information relating the impacts of adoption of the new accounting standards, refer to the paragraph “New standards and amendments effective from January 1, 2018” in the Notes to the Consolidated Financial Statements at December 31, 2018.
Furthermore, concurrently with the change in accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Effective January 1, 2018, the Chief Operating Decision Maker (“CODM”) began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA calculated using accounting standards generally accepted in the United States (“U.S. GAAP”). As such, we have introduced Adjusted EBIT and Adjusted EBITDA as new non-GAAP financial measures this year. With reference to Financial Services, the CODM continues to assess the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. As a consequence, starting from the Interim Report for the quarter ended March 31, 2018, CNH Industrial no longer reports trading profit and operating profit on the face of the income statement.
Furthermore, starting from the same date, CNH Industrial is no longer presenting the separate line item Other unusual income/(expenses) within the income statement. All amounts previously reported within this item have been reclassified into the line item Other income/(expenses) within the income statement. This reclassification had no effect on the Group’s results of operations, financial position or cash flows.

Report on Operations Operating and Financial Review and Prospects 48

The following table summarizes the impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the consolidated income statement for year ended December 31, 2017:

	2017 Consolidated
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast
Net revenues	27,947	(323)	—	27,624	Net revenues
Cost of sales	23,064	(301)	—	22,763	Cost of sales
Selling, general and administrative costs	2,230	—	—	2,230	Selling, general and administrative costs
Research and development costs	1,098	—	—	1,098	Research and development costs
			97	97	Result from investments
Other income/(expenses)	(118)	—	118	—
TRADING PROFIT/(LOSS)	1,437	(22)	(1,415)	—
Gains/(losses) on the disposal of investments	—	—	—	—	Gains/(losses) on the disposal of investments
Restructuring costs	91	—	—	91	Restructuring costs
Other unusual income/(expenses)	(55)	—	55	—
OPERATING PROFIT/(LOSS)	1,291	(22)	(1,269)	—
Financial income/(expenses)	(626)	—	626	—
Result from investments	97	—	(97)	—
			(173)	(173)	Other income/(expenses)
			(626)	(626)	Financial income/(expenses)
PROFIT/(LOSS) BEFORE TAXES	762	(22)	—	740	PROFIT/(LOSS) BEFORE TAXES
Income tax (expense)	(285)	1	—	(284)	Income tax (expense)
PROFIT/(LOSS) FOR THE PERIOD	477	(21)	—	456	PROFIT/(LOSS) FOR THE PERIOD
Result from intersegment investments	—	—	—	—	Result from intersegment investments
PROFIT/(LOSS) FOR THE PERIOD	477	(21)	—	456	PROFIT/(LOSS) FOR THE PERIOD

Report on Operations Operating and Financial Review and Prospects 49

The following table summarizes the impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the Industrial Activities income statement for the year ended December 31, 2017:

	2017 Industrial Activities
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast
Net revenues	26,423	(652)	—	25,771	Net revenues
Cost of sales	22,190	(630)	—	21,560	Cost of sales
Selling, general and administrative costs	2,059	—	—	2,059	Selling, general and administrative costs
Research and development costs	1,098	—	—	1,098	Research and development costs
			70	70	Result from investments
Other income/(expenses)	(109)	—	109	—
TRADING PROFIT/(LOSS)	967	(22)	(945)	—
Gains/(losses) on the disposal of investments	—	—	—	—	Gains/(losses) on the disposal of investments
Restructuring costs	88	—	—	88	Restructuring costs
Other unusual income/(expenses)	(55)	—	55	—
OPERATING PROFIT/(LOSS)	824	(22)	(802)	—
Financial income/(expenses)	(626)	—	626	—
Result from investments	70	—	(70)	—
			(164)	(164)	Other income/(expenses)
			(626)	(626)	Financial income/(expenses)
PROFIT/(LOSS) BEFORE TAXES	268	(22)	—	246	PROFIT/(LOSS) BEFORE TAXES
Income tax (expense)	(246)	1	—	(245)	Income tax (expense)
PROFIT/(LOSS) FOR THE PERIOD	22	(21)	—	1	PROFIT/(LOSS) FOR THE PERIOD
Result from intersegment investments	455	—	—	455	Result from intersegment investments
PROFIT/(LOSS) FOR THE PERIOD	477	(21)	—	456	PROFIT/(LOSS) FOR THE PERIOD

Report on Operations Operating and Financial Review and Prospects 50

The following table summarizes the impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the Financial Services income statement for the year ended December 31, 2017:

	2017 Financial Services
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast
Net revenues	2,035	(7)	—	2,028	Net revenues
Cost of sales	1,385	(7)	—	1,378	Cost of sales
Selling, general and administrative costs	171	—	—	171	Selling, general and administrative costs
Research and development costs	—	—	—	—	Research and development costs
			27	27	Result from investments
Other income/(expenses)	(9)	—	9	—
TRADING PROFIT/(LOSS)	470	—	(470)	—
Gains/(losses) on the disposal of investments	—	—	—	—	Gains/(losses) on the disposal of investments
Restructuring costs	3	—	—	3	Restructuring costs
Other unusual income/(expenses)	—	—	—	—
OPERATING PROFIT/(LOSS)	467	—	(467)	—
Financial income/(expenses)	—	—	—	—
Result from investments	27	—	(27)	—
			(9)	(9)	Other income/(expenses)
			—	—	Financial income/(expenses)
PROFIT/(LOSS) BEFORE TAXES	494	—	—	494	PROFIT/(LOSS) BEFORE TAXES
Income tax (expense)	(39)	—	—	(39)	Income tax (expense)
PROFIT/(LOSS) FOR THE PERIOD	455	—	—	455	PROFIT/(LOSS) FOR THE PERIOD
Result from intersegment investments	—	—	—	—	Result from intersegment investments
PROFIT/(LOSS) FOR THE PERIOD	455	—	—	455	PROFIT/(LOSS) FOR THE PERIOD
The following table summarizes the impact of adoption of IFRS 15 on the net revenues for the year ended December 31, 2017, broken down by segment:

	2017
($ million)	As previously reported	Impact of IFRS 15 adoption	As recast
Agricultural Equipment	11,130	(447)	10,683
Construction Equipment	2,626	(96)	2,530
Commercial Vehicles	10,668	(106)	10,562
Powertrain	4,374	(3)	4,371
Eliminations and Other	(2,375)	—	(2,375)
Total Net revenues of Industrial Activities	26,423	(652)	25,771
Financial Services	2,035	(7)	2,028
Eliminations and Other	(511)	336	(175)
Total Net revenues	27,947	(323)	27,624
The impact of adoption of IFRS 15 on the consolidated, Industrial Activities and Financial Services statement of cash flows for the year ended December 31, 2017 was immaterial.

Report on Operations Operating and Financial Review and Prospects 51

OPERATING RESULTS
The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following table providing the consolidated income statements and a breakdown of CNH Industrial results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.
2018 compared to 2017

Consolidated Results of Operations(*)

	2018			2017
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	29,736	27,927	1,996	27,624	25,771	2,028
Cost of sales(1)	24,201	23,067	1,321	22,763	21,560	1,378
Selling, general and administrative costs	2,313	2,145	168	2,230	2,059	171
Research and development costs	1,110	1,110	—	1,098	1,098	—
Result from investments	61	29	32	97	70	27
Gains/(losses) on disposal of investments	(1)	(1)	—	—	—	—
Restructuring costs	63	63	—	91	88	3
Other income/(expenses)(2)	383	390	(7)	(173)	(164)	(9)
Financial income/(expenses)(3)	(578)	(578)	—	(626)	(626)	—
PROFIT/(LOSS) BEFORE TAXES	1,914	1,382	532	740	246	494
Income tax (expense)(4)	(515)	(382)	(133)	(284)	(245)	(39)
PROFIT/(LOSS) FOR THE PERIOD	1,399	1,000	399	456	1	455
Result from intersegment investments(**)	—	399	—	—	455	—
PROFIT/(LOSS) FOR THE PERIOD	1,399	1,399	399	456	456	455
Notes:

(*)	Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.

(**)	Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.

(1)	In 2017, Cost of sales included the charge of $8 million related to the early redemption of notes.

(2)
In 2018, Other income/(expenses) includes a pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S. In 2017, Other income/(expenses) included a non-cash charge of $50 million due to the deconsolidation of the Venezuelan operations effective December 31, 2017.

(3)
In 2018, Financial income/(expenses) includes the charge of $22 million related to the repurchase of notes. In 2017, Financial income/(expenses) included the charge of $56 million related to the early redemption of notes.

(4)
In 2017, Income tax (expense) included a tax benefit of $15 million due to the U.S. Tax Cuts and Jobs Act and tax legislation changes in the U.K. and certain other countries. In 2018, this benefit was increased by $8 million in accordance with a newly issued guidance.

Net revenues
We recorded net revenues of $29,736 million in 2018, an increase of 7.6% (up 8.5% on a constant currency basis) compared to 2017. This increase was primarily due to an improvement in net revenues in each segment of Industrial Activities which were $27,927 million in 2018, an increase of 8.4% (up 9.1% on a constant currency basis) compared to the prior year.
Cost of sales
Cost of sales were $24,201 million in 2018 compared with $22,763 million in 2017, an increase year over year due to the increase in net revenues. As a percentage of net revenues, cost of sales of Industrial Activities was 82.6% and 83.7% in the years ended December 31, 2018 and 2017, respectively. In 2017, cost of sales of Financial Services included a charge of $8 million related to the early redemption CNH Industrial Capital LLC 3.875% notes due 2018.
Selling, general and administrative costs
Selling, general and administrative (“SG&A”) costs amounted to $2,313 million in 2018 (7.8% of net revenues) compared to $2,230 million in 2017 (8.1% of net revenues).

Report on Operations Operating and Financial Review and Prospects 52

Research and development costs
In 2018, research and development (“R&D”) costs were $1,110 million (compared to $1,098 million in 2017) and included $625 million R&D costs not recognized as assets in the year ($582 million in 2017), and $485 million amortization ($497 million in 2017). No impairment losses in 2018 ($19 million in 2017). During 2018, we capitalized $455 million new expenditures for development ($404 million in 2017). The costs in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Result from investments
Result from investments was a net gain of $61 million in 2018, compared to $97 million in the previous year. The decrease was mainly due to lower results of the joint ventures in APAC.
Restructuring costs
Restructuring costs were $63 million in 2018 compared to $91 million in 2017. The costs in both periods were primarily attributable to actions in Commercial Vehicles and Agricultural Equipment as part of the Company’s Efficiency Program launched in 2014.
Other income/(expenses)
Other income was $383 million in 2018 (other expenses of $173 million in 2017). In 2018, other income included a pre-tax gain of $527 million related to the modification of a healthcare plan (the “Benefits Modification gain”) following a judgement in favor of CNH Industrial issued by the United States Supreme Court in April 2018. In 2017, other expenses included a non-cash charge of $50 million due to the deconsolidation of the Venezuelan operations effective December 31, 2017.
Financial income/(expenses)
Net financial expenses were $578 million in 2018, compared to $626 million in 2017, a decrease of $48 million over 2017. In 2018, net financial expenses included a charge of $22 million related to the repurchase of a portion of the CNH Industrial Finance Europe S.A. 2.875% Notes due 2021. In 2017, net financial expenses included $56 million related to repurchase/early redemption of notes. Excluding these charges in both periods, the decrease was primarily attributable to refinancing and early retirement of certain high yield debt, as well as lower average indebtedness.
Income tax (expense)

($ million)	2018	2017
Profit before taxes	1,914	740
Income tax (expense)	(515)	(284)
Effective tax rate	26.9%	38.4%
Income tax expense totaled $515 million in 2018, including the tax on the Benefits Modification gain of $527 million ($399 million after tax), a tax benefit of $8 million due to the U.S. Tax Cuts and Jobs Act (the “U.S. Tax Act”), as well as the tax on restructuring costs of $63 million ($52 million after tax). The effective tax rate was also affected by the impact of the charge for the repurchase of notes of $22 million ($20 million after tax). Excluding the impact of these items and the $3 million impact of placing a valuation allowance against deferred tax assets in certain jurisdictions during the year, the effective tax rate for 2018 would have been 28%. The effective tax rate reduction in 2018 was primarily caused by a more favorable geographic mix of pre-tax earnings, including improved pre-tax results in jurisdictions where CNH Industrial was unable to benefit from pre-tax losses, a reduced U.S. tax rate, and the recognition of previously unrecognized tax benefits.
In 2017, income tax expense totaled $284 million, including a tax benefit of $15 million due to the U.S. Tax Act and tax legislation changes in the U.K. and certain other countries enacted in the fourth quarter of 2017, as well as the tax on restructuring costs of $91 million ($81 million after tax), and charges for the repurchase/early redemption of notes of $64 million ($55 million after tax). The effective tax rate was also affected by the charge for the deconsolidation of our Venezuelan operations of $50 million ($49 million after tax). Excluding the impact of these items, the effective tax rate for 2017 would have been 34%.
Profit/(loss)
Net profit was $1,399 million in 2018 compared to $456 million in 2017, and included the after-tax gain of $399 million related to the Benefits Modification gain previously mentioned.

Report on Operations Operating and Financial Review and Prospects 53

Industrial Activities Performance
The following tables show net revenues, Adjusted EBIT and Adjusted EBITDA broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our segments.
Net revenues by segment

($ million)	2018	2017	% change	% change excl. FX
Agricultural Equipment	11,786	10,683	10.3	13.5
Construction Equipment	3,021	2,530	19.4	20.2
Commercial Vehicles	10,933	10,562	3.5	2.4
Powertrain	4,557	4,371	4.3	2.8
Eliminations and other	(2,370)	(2,375)	—	—
Total Net revenues of Industrial Activities	27,927	25,771	8.4	9.1
Financial Services	1,996	2,028	-1.6	1.7
Eliminations and other	(187)	(175)	—	—
Total Net revenues	29,736	27,624	7.6	8.5

Adjusted EBIT by segment

($ million)	2018	2017	Change	Adjusted EBIT Margin 2018	Adjusted EBIT Margin 2017
Agricultural Equipment	1,098	712	386	9.3%	6.7%
Construction Equipment	69	(51)	120	2.3%	(2.0)%
Commercial Vehicles	285	181	104	2.6%	1.7%
Powertrain	385	362	23	8.4%	8.3%
Unallocated items, eliminations and other	(341)	(194)	-147	—	—
Total Adjusted EBIT of Industrial Activities	1,496	1,010	486	5.4%	3.9%
Financial Services	532	497	35	26.7%	24.5%
Eliminations and other	—	—	—	—	—
Total Adjusted EBIT	2,028	1,507	521	6.8%	5.5%

Adjusted EBITDA by segment

($ million)	2018	2017	Change	Adjusted EBITDA Margin 2018	Adjusted EBITDA Margin 2017
Agricultural Equipment	1,641	1,249	392	13.9%	11.7%
Construction Equipment	176	67	109	5.8%	2.6%
Commercial Vehicles	1,035	893	142	9.5%	8.5%
Powertrain	569	531	38	12.5%	12.1%
Unallocated items, eliminations and other	(339)	(193)	-146	—	—
Total Adjusted EBITDA of Industrial Activities	3,082	2,547	535	11.0%	9.9%
Financial Services	783	799	-16	39.2%	39.4%
Eliminations and other	—	—	—	—	—
Total Adjusted EBITDA	3,865	3,346	519	13.0%	12.1%
Net revenues of Industrial Activities were $27,927 million in 2018, an 8.4% increase (up 9.1% on a constant currency basis) as compared to the prior year driven by increased net revenues in each Industrial Activities segment.
Adjusted EBIT of Industrial Activities was up 48.1% to $1,496 million in 2018, compared to $1,010 million in 2017, with an Adjusted EBIT margin of 5.4%, up 1.5 percentage points (“p.p.”) compared to 2017.
Adjusted EBITDA of Industrial Activities was $3,082 million in 2018, an increase of $535 million (or up 21.0%) compared to 2017, with an Adjusted EBITDA margin of 11.0%, up 1.1 p.p. compared to 2017.

Report on Operations Operating and Financial Review and Prospects 54

The following tables summarize the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for 2018 and 2017.

	2018
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						1,000	399	1,399
Add back
Financial expenses						578	—	578
Income tax expense						382	133	515
Adjustments:
Restructuring costs	29	1	29	4	—	63	—	63
Pre-tax gain related to the modification of a healthcare plan in the U.S.	—	—	—	—	(527)	(527)	—	(527)
Adjusted EBIT	1,098	69	285	385	(341)	1,496	532	2,028
Depreciation and amortization	541	107	365	184	2	1,199	4	1,203
Depreciation of assets under operating leases and assets sold with buy-back commitments	2	—	385	—	—	387	247	634
Adjusted EBITDA	1,641	176	1,035	569	(339)	3,082	783	3,865

(1)	For Industrial Activities, profit/(loss) net of “Results from intersegment investments”.

	2017
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						1	455	456
Add back
Financial expenses						626	—	626
Income tax expense						245	39	284
Adjustments:
Restructuring costs	14	2	69	3	—	88	3	91
Non-recurring items	—	—	—	—	50	50	—	50
Adjusted EBIT	712	(51)	181	362	(194)	1,010	497	1,507
Depreciation and amortization	537	118	384	169	1	1,209	5	1,214
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	328	—	—	328	297	625
Adjusted EBITDA	1,249	67	893	531	(193)	2,547	799	3,346

(1)	For Industrial Activities, profit/(loss) net of “Results from intersegment investments”.

Report on Operations Operating and Financial Review and Prospects 55

Agricultural Equipment
Net revenues
The following table shows Agricultural Equipment net revenues broken down by geographic region in 2018 compared to 2017:
Agricultural Equipment Net revenues – by geographic region:

($ million)	2018	2017	% change
North America	4,037	3,568	13.1
EMEA	4,321	3,847	12.3
LATAM	1,729	1,657	4.3
APAC	1,699	1,611	5.5
Total	11,786	10,683	10.3
Net revenues for Agricultural Equipment were $11,786 million in 2018, a 10.3% increase (up 13.5% on a constant currency basis) compared to 2017. The increase was driven by a sustained price realization performance, coupled with a stabilization of end-user demand in most of our markets, including emerging evidence of a replacement cycle in the row crop sector in North America.
For 2018, worldwide agricultural equipment industry unit sales increased 3%. In North America, industry volumes in the over 140 h.p. tractor market sector were up 5% and combines were up 10%. Industry volumes for under 140 h.p. tractors were up 6%. EMEA markets were down 8% for tractors and up 4% for combines. LATAM tractor industry volumes decreased 1% and combine industry volumes increased 10%. APAC markets increased 3% for tractors and 2% for combines.
Adjusted EBIT
Adjusted EBIT was $1,098 million in 2018, a $386 million increase compared to $712 million in 2017. The increase was mainly due to positive net price realization and favorable volume in most of our regions. Adjusted EBIT margin increased 2.6 p.p. to 9.3%. The Company continues to invest in its product development program for precision farming and compliance with Stage V emissions requirements.
Construction Equipment
Net revenues
The following table shows Construction Equipment net revenues broken down by geographic region in 2018 compared to 2017:
Construction Equipment Net revenues – by geographic region:

($ million)	2018	2017	% change
North America	1,525	1,307	16.7
EMEA	594	511	16.2
LATAM	345	300	15.0
APAC	557	412	35.2
Total	3,021	2,530	19.4
Net revenues for Construction Equipment were $3,021 million in 2018, a 19.4% increase (up 20.2% on a constant currency basis) compared to 2017, primarily due to increased end-user demand in all regions and favorable net price realization.
In 2018, Construction Equipment’s worldwide heavy industry volumes were up 20% and light industry volumes were up 17% compared to 2017. Overall industry volumes increased in all regions.
Adjusted EBIT
Adjusted EBIT was $69 million in 2018, a $120 million increase compared to 2017. Adjusted EBIT margin increased 4.3 p.p. to 2.3%. The increase was due to higher sales volume, favorable mix and positive net price realization, more than offsetting raw material cost increases, mainly in North America.

Report on Operations Operating and Financial Review and Prospects 56

Commercial Vehicles
Net revenues
The following table shows Commercial Vehicles net revenues broken down by geographic region in 2018 compared to 2017:
Commercial Vehicles Net revenues – by geographic region:

($ million)	2018	2017	% change
North America	25	20	n.m.
EMEA	9,402	8,705	8.0
LATAM	704	837	-15.9
APAC	802	1,000	-19.8
Total	10,933	10,562	3.5
n.m. – not meaningful.
Commercial Vehicles net revenues were $10,933 million in 2018, an increase of 3.5% compared to 2017 (up 2.4% on a constant currency basis), as a result of positive pricing and a favorable product mix.
In 2018, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, grew by 8% compared to 2017. The Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 11%, while the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) increased 5%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 24% compared to 2017, with an increase of 46% in Brazil, partially offset by a decrease of 17% in Argentina. In APAC, new truck registrations slightly increased (up 1%) compared with 2017.
CNH Industrial’s estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 11.6%, down 1.2 p.p. compared with 2017. In LATAM, in 2018, CNH Industrial’s market share decreased 2.3 p.p. to 9.6%.
During 2018, Commercial Vehicles delivered approximately 144,900 vehicles (including buses and specialty vehicles), representing a 5% decrease from 2017. Volumes increased 2% in LCV and decreased 20% in M&H truck segments. Commercial Vehicles’ deliveries decreased 4% in EMEA, 7% in LATAM and 17% in APAC.
In 2018, Commercial Vehicles’ ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 0.98, a decrease of 5% compared to 2017. In 2018, truck order intake in Europe decreased 7% compared to previous year.
Commercial Vehicles deliveries

By geographic area				By product
(units in thousands)	2018	2017	% change	(units in thousands)	2018	2017	% change
France	24.9	22.9	8.7	M&H	38.7	48.4	-20.0
Germany & Switzerland	19.5	20.7	-5.8	LCV	93.1	91.0	2.3
U.K.	6.5	7.2	-9.7	Buses	10.3	10.3	—
Italy	24.0	23.9	0.4	Specialty vehicles(**)	2.8	2.7	3.7
Iberia (Spain & Portugal)	11.4	14.2	-19.7	Total Sales	144.9	152.4	-4.9
Rest of EMEA	36.1	38.2	-5.5	(**) Defense and firefighting vehicles.
EMEA	122.4	127.1	-3.7
LATAM	12.9	13.8	-6.5
APAC	9.6	11.5	-16.5
Total Sales	144.9	152.4	-4.9
Naveco(*)	31.0	31.3	-1.0
Grand total	175.9	183.7	-4.2
n.m. – not meaningful.
(*)    Joint ventures accounted for under the equity method.

Report on Operations Operating and Financial Review and Prospects 57

Adjusted EBIT
Adjusted EBIT was $285 million in 2018, a 57.5% increase compared to 2017, mainly due to a favorable product mix in light duty trucks and buses, and to the focus on sales of alternative propulsion solutions in heavy duty trucks. Positive price realization in trucks and manufacturing efficiencies also contributed to the improved results. Adjusted EBIT margin increased 0.9 p.p. to 2.6%.
Powertrain
Net revenues
Powertrain net revenues were $4,557 million in 2018, an increase of 4.3% (up 2.8% on a constant currency basis) compared to 2017, due to higher sales volume in engine applications. Sales to external customers accounted for 50% of total net revenues (48% in 2017).
During 2018, Powertrain sold approximately 613,000 engines, an increase of 1% compared to 2017. By major customer, 25% of engines were supplied to Commercial Vehicles, 16% to Agricultural Equipment, 4% to Construction Equipment and the remaining 55% to external customers (units sold to third parties were up 5% compared to 2017). Additionally, Powertrain delivered approximately 72,200 transmissions, an increase of 2% compared to 2017, and 175,700 axles, a decrease of 9% over 2017.
Adjusted EBIT
Adjusted EBIT was $385 million in 2018, a $23 million increase compared to $362 million in 2017. The improvement was mainly due to a favorable product mix and manufacturing efficiencies, partially offset by higher product development spending. Adjusted EBIT margin increased 0.1 p.p. to 8.4% compared to 2017.
Financial Services Performance
Net revenues
Financial Services reported net revenues of $1,996 million in 2018, a 1.6% decrease (up 1.7% on a constant currency basis) compared to 2017, primarily due to a lower average portfolio balance in North America.
Net income
For 2018, net income was $399 million, a $56 million decrease compared to 2017, primarily attributable to the one-time tax benefit of $118 million recorded in 2017 as a result of the write-down of deferred tax liabilities in connection with the enactment of the 2017 U.S. Tax Act.
In 2018, retail loan originations (including unconsolidated joint ventures) were $10.0 billion, up $0.9 billion compared to 2017. The managed portfolio (including unconsolidated joint ventures) was $26.3 billion (of which retail was 62% and wholesale 38%), down $0.5 billion compared to December 31, 2017. Excluding the impact of currency translation, the managed portfolio increased $0.7 billion compared to 2017.

Report on Operations Operating and Financial Review and Prospects 58

STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At December 31, 2018			At December 31, 2017(*)
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
ASSETS
Intangible assets:	5,497	5,354	143	5,644	5,500	144
Goodwill	2,464	2,336	128	2,483	2,352	131
Other intangible assets	3,033	3,018	15	3,161	3,148	13
Property, plant and equipment	5,963	5,961	2	6,830	6,828	2
Investments and other financial assets	592	3,169	213	631	3,215	208
Leased assets	1,774	34	1,740	1,845	35	1,810
Defined benefit plan assets	25	25	—	28	28	—
Deferred tax assets(1)	853	810	170	982	999	196
Total Non-current assets	14,704	15,353	2,268	15,960	16,605	2,360
Inventories	6,719	6,503	216	6,453	6,237	216
Trade receivables	395	393	34	496	490	53
Receivables from financing activities	19,175	1,258	20,260	19,795	1,721	20,719
Current taxes receivables	356	375	56	303	312	34
Other current assets	1,390	1,203	264	1,501	1,311	299
Current financial assets:	98	81	24	77	73	14
Current securities	—	—	—	—	—	—
Other financial assets	98	81	24	77	73	14
Cash and cash equivalents	5,803	4,553	1,250	6,200	4,901	1,299
Total Current assets	33,936	14,366	22,104	34,825	15,045	22,634
Assets held for sale	10	10	—	13	10	3
TOTAL ASSETS	48,650	29,729	24,372	50,798	31,660	24,997
EQUITY AND LIABILITIES
Total Equity(1)	7,472	7,472	2,788	6,684	6,684	2,789
Provisions:	5,051	4,994	57	5,977	5,922	55
Employee benefits(1)	1,763	1,731	32	2,587	2,554	33
Other provisions	3,288	3,263	25	3,390	3,368	22
Debt:	24,543	6,392	20,494	26,014	7,553	21,107
Asset-backed financing	11,269	2	11,269	12,028	6	12,025
Other debt	13,274	6,390	9,225	13,986	7,547	9,082
Other financial liabilities	108	89	26	98	88	20
Trade payables	5,886	5,768	173	6,060	5,936	193
Current taxes payables	89	111	53	86	55	73
Deferred tax liabilities	251	129	249	138	138	213
Other current liabilities	5,250	4,774	532	5,741	5,284	547
Liabilities held for sale	—	—	—	—	—	—
Total Liabilities	41,178	22,257	21,584	44,114	24,976	22,208
TOTAL EQUITY AND LIABILITIES	48,650	29,729	24,372	50,798	31,660	24,997

(*)
2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Refer to paragraph “New standards and amendments effective from January 1, 2018” in the Notes to the Consolidated Financial Statements at December 31, 2018 for the impact of the new standard to consolidated statement of financial position. The impact of the new standard to Industrial Activities statement of financial position was to increase Other Debt, Deferred tax assets, Other current assets and Other current liabilities by $47 million, $40 million, $36 million and $587 million, respectively, and to decrease Deferred tax liabilities, Other provisions and Equity by $3 million, $393 million and $162 million, respectively. There was no impact to the Financial Services statement of financial position for the new standard.

(1)
With reference to Consolidated and Industrial Activities, in the year ended December 31, 2018, the provision for Employee benefits decreased by $527 million as a result of the modification of a healthcare plan in the U.S., with a corresponding reduction of $128 million in Deferred tax assets. As a consequence, Total Equity increased by $399 million.

Report on Operations Operating and Financial Review and Prospects 59

LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our consolidated statement of cash flows and our consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the end of 2019. See section “Risk Factors” for additional information concerning risks related to our business, strategy and operations.

Report on Operations Operating and Financial Review and Prospects 60

Cash Flow Analysis
The following table presents the cash flows from operating, investing and financing activities by activity for the years ended December 31, 2018 and 2017:

			2018			2017(*)
($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		6,200	4,901	1,299	5,854	4,649	1,205
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
	Profit/(loss)		1,399	1,399	399	456	456	455
	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		1,203	1,199	4	1,214	1,209	5
	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		17	(391)	9	88	(426)	59
	Loss on repurchase /early redemption of notes		22	22	—	64	56	8
	Dividends received		47	311	—	47	404	—
	Change in provisions		(472)	(478)	6	205	211	(6)
	Change in deferred income taxes		146	106	40	(79)	19	(98)
	Change in items due to buy-back commitments	(a)	(34)	(60)	26	67	30	37
	Change in operating lease items	(b)	32	(7)	39	86	(15)	101
	Change in working capital		(432)	(414)	(18)	294	223	71
	TOTAL	(c)	1,928	1,687	505	2,442	2,167	632
C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
	Investments in:
	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(1,033)	(1,025)	(8)	(896)	(892)	(4)
	Consolidated subsidiaries and other equity investments		—	(40)	—	(7)	(53)	—
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		12	12	—	14	15	(1)
	Net change in receivables from financing activities		(542)	9	(551)	(446)	52	(498)
	Change in current securities		—	—	—	—	—	—
	Other changes		247	738	(491)	(16)	(236)	220
	TOTAL		(1,316)	(306)	(1,050)	(1,351)	(1,114)	(283)
D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and other financial assets/liabilities		(297)	(1,069)	772	(947)	(969)	22
	Capital increase		—	—	40	13	13	46
	Dividends paid		(243)	(243)	(264)	(168)	(168)	(357)
	Purchase of treasury shares		(156)	(156)	—	(38)	(38)	—
	TOTAL		(696)	(1,468)	548	(1,140)	(1,162)	(289)
	Translation exchange differences		(313)	(261)	(52)	395	361	34
E)	NET CHANGE IN CASH AND CASH EQUIVALENTS		(397)	(348)	(49)	346	252	94
F)	CASH AND CASH EQUIVALENTS AT END OF YEAR		5,803	4,553	1,250	6,200	4,901	1,299

(*)
2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Refer to “Adoption of new accounting standards and Other financial presentation changes” reported in “Results of Operations” for the impact of the new standard to the statement of cash flows.

(a)
Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss), is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

Report on Operations Operating and Financial Review and Prospects 61

At December 31, 2018, we had cash and cash equivalents of $5,803 million, a decrease of $397 million, or 6.4%, from $6,200 million at December 31, 2017. Cash and cash equivalents at December 31, 2018 included $772 million ($770 million at December 31, 2017) of restricted cash that was reserved principally for the servicing of securitization-related debt.
The decrease of liquidity compared to December 31, 2017 was mainly attributable to a reduction in third party debt, dividend payments to shareholders and unfavorable exchange rate differences, partially offset by the net industrial cash flow generation. At December 31, 2018, available liquidity was $8,938 million, inclusive of $3,135 million in undrawn committed facilities ($3,180 million at December 31, 2017), compared to $9,380 million at December 31, 2017.
Net Cash from Operating Activities
Cash provided by operating activities in 2018 totaled $1,928 million and comprised the following elements:

▪	$1,399 million in profit;

▪	plus $1,203 million in non-cash charges for depreciation and amortization (net of commercial vehicles sold under buy-back commitments and operating leases);

▪	plus $17 million in losses on the disposal of assets and other non-cash items;

▪	plus $22 million in cost of repurchase of notes;

▪	plus $47 million in dividends received;

▪	plus change in deferred income taxes of $146 million less change in provisions of $472 million;

▪	minus $34 million for changes in items due to buy-back commitments and plus $32 million for changes in operating lease items; and

▪	minus $432 million in change in working capital.
In 2017, $2,148 million of the $2,442 million in cash generated by operating activities during the year was from income-related cash inflows (calculated as profit plus amortization and depreciation, dividends, changes in provisions and deferred taxes, various items related to sales with buy-back commitments and operating leases, loss on early redemption/repurchase of notes, net of gains/losses on disposals and other non-cash items), in addition to a $294 million increase in cash resulting from a decrease in working capital.
Net Cash from Investing Activities
In 2018, cash used in investing activities was $1,316 million. The negative flows were primarily generated by:

▪
investments in tangible and intangible assets that used $1,033 million in cash, including $455 million in capitalized development costs. Investments in tangible and intangible assets are net of investments in commercial vehicles for our long-term rental operations and of investments relating to commercial vehicles sold under buy-back commitments, which are reflected in cash flows relating to operating activities; and

▪	net increase in receivables from financing activities amounting to $542 million, primarily due to increased financing activities in EMEA, LATAM and APAC.
In 2017, cash used in investing activities totaled $1,351 million. Expenditures on tangible and intangible assets (including $404 million in capitalized development costs) totaled $896 million. Net increase in receivables from financing activities amounted to $446 million, primarily in Financial Services as a result of increased financing activity in EMEA, LATAM and APAC, and was partially offset by the reduced financing activity in North America for Agricultural Equipment.
The following table summarizes our investments in tangible assets (excluding assets sold with buy-back commitments and assets leased on operating leases) by segment and intangible assets for each of the years ended December 31, 2018 and 2017:

($ million)	2018	2017
Agricultural Equipment	156	156
Construction Equipment	24	25
Commercial Vehicles	176	132
Powertrain	90	86
Total Industrial Activities investments in tangible assets	446	399
Industrial Activities investments in intangible assets	579	493
Total Industrial Activities capital expenditures	1,025	892
Financial Services investments in tangible assets	—	2
Financial Services investments in intangible assets	8	2
Total Capital expenditures	1,033	896

Report on Operations Operating and Financial Review and Prospects 62

We incurred these capital expenditures in the regions in which we operate principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering. The increase in capital expenditures in 2018 from 2017 is primarily related to Research and development investments.
Net Cash from Financing Activities
In 2018, cash used in financing activities totaled $696 million, mainly attributable to a reduction in third party debt of Industrial Activities (including the repurchase of a portion of the CNH Industrial Finance Europe S.A. 2.875% notes due 2021) dividend payments to shareholders and purchase of treasury shares, partially offset by an increase in third party debt of Financial Services.
In 2017, cash used in financing activities totaled $1,140 million, mainly attributable to lower bank debt of Industrial Activities, reduction of third party debt due to the repurchase/early redemption of notes and dividend payments to shareholders, partially offset by new bond issuances.
Capital Resources
The cash flows, funding requirements and liquidity of CNH Industrial are managed on a standard and centralized basis. This centralized system is designed to optimize the efficiency and effectiveness of our management of capital resources.
Our subsidiaries participate in a company-wide cash management system, which we operate in a number of jurisdictions. Under this system, the cash balances of all our subsidiaries are aggregated at the end of each business day to central pooling accounts. The centralized treasury management offers financial and systems expertise in managing these accounts, as well as providing related services and consulting to our business segments.
Our policy is to keep a high degree of flexibility with our funding and investment options in order to maintain our desired level of liquidity to achieve our rating targets while improving the Group capital structure over time. In managing our liquidity requirements, we are pursuing a financing strategy that aims at extending over time our Industrial Activities debt profile by issuing long-term bonds and retiring short-term debt through opportunistic transactions, deleveraging our Industrial Activities balance sheet by reducing gross debt, and diversifying funding sources.
A summary of our strategy is set forth below:

▪
To fund Industrial Activities’ short-term financing requirements and to ensure near-term liquidity, Industrial Activities will continue to sell certain of its receivables to Financial Services and rely on internal cash flows including managing working capital. We will also supplement our short-term financing by drawing on existing or new facilities with banks.

▪
To the extent funding needs of Industrial Activities are determined to be of a longer-term nature, we will access public debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish our liquidity.

Financial Services’ funding strategy is to maintain a sufficient level of liquidity and flexible access to a wide variety of financial instruments. While we expect securitizations and sale of receivables (factoring) to continue to represent a material portion of our capital structure and intersegment borrowings to remain a marginal source of funding, we will continue to diversify our funding sources and expand our investor base within Financial Services to support our investment grade credit ratings. These diversified funding sources include committed asset-backed facilities, unsecured notes, bank facilities and, in an effort to further diversify funding sources and reduce the average cost of funding, Financial Services has implemented commercial paper programs, both in the U.S. and Europe.
On a global level, we will continue to evaluate alternatives to ensure that Financial Services has access to capital on favorable terms to support its business, including agreements with global or regional partners, new funding arrangements or a combination of the foregoing. Our access to external sources of financing, as well as the cost of financing, is dependent on various factors, including our credit ratings.

Report on Operations Operating and Financial Review and Prospects 63

In August 2018 S&P Global Ratings raised its long-term issuer credit ratings on CNH Industrial N.V. and its subsidiary, CNH Industrial Capital LLC, to 'BBB' from 'BBB-'. The outlook is stable. Additionally, S&P Global Ratings raised the issue-level ratings on CNH Industrial N.V. and its industrial subsidiaries' debt, as well as the issue-level ratings on CNH Industrial Capital LLC's senior unsecured debt, to 'BBB' from 'BBB-'. In December 2018, Moody’s Investors Service (“Moody’s”) upgraded the senior unsecured ratings of CNH Industrial N.V. and its subsidiaries CNH Industrial Capital LLC and CNH Industrial Finance Europe S.A. from Ba1 to Baa3. The outlook is stable. In October 2017, Fitch Ratings assigned to CNH Industrial N.V. and CNH Industrial Capital LLC long-term issuer default ratings of "BBB-". The outlook is stable. Current ratings for the Group are as follows:

	CNH Industrial N.V.(1)			CNH Industrial Capital LLC
	Long Term	Short Term	Outlook	Long Term	Short Term	Outlook
S&P	BBB	A-2	Stable	BBB	A-2	Stable
Fitch	BBB-	-	Stable	BBB-	F3	Stable
Moody’s	Baa3	-	Stable	Baa3	-	Stable

(1)	Includes treasury subsidiary, CNH Industrial Finance Europe S.A.
Following the rating actions that occurred in 2017 and 2018, the Group’s debt is now fully investment grade, which the Group believes has improved its access to funding at better rates.
A credit rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. A deterioration in our ratings could impair our ability to obtain debt financing and would increase the cost of such financing. Ratings are influenced by a number of factors, including, among others: financial leverage on an absolute basis or relative to peers, the composition of the balance sheet and/or capital structure, material changes in earnings trends and volatility, ability to dividend monies from subsidiaries and our competitive position. Material deterioration in any one, or a combination, of these factors could result in a downgrade of our ratings, thus increasing the cost, and limiting the availability, of financing.

Consolidated Debt
As of December 31, 2018, and 2017, our consolidated Debt was as detailed in the table below:

	At December 31, 2018			At December 31, 2017
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Total Debt	24,543	6,392	20,494	26,014	7,553	21,107
We believe that Net Debt, defined as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets (all as recorded in the consolidated statement of financial position), is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.
We provide a separate analysis of Net Debt for Industrial Activities and Financial Services, to reflect the different cash flow management practices in the two businesses. The separation between Industrial Activities and Financial Services represents a sub-consolidation based on the core business activities (industrial activities or financial services) of each CNH Industrial legal entity. The sub-consolidation for Industrial Activities also includes legal entities that perform centralized treasury activities, such as raising funding in the market and financing Group legal entities, but do not provide financing to third parties.
The calculation of Net Debt as of December 31, 2018 and 2017 and the reconciliation of Net Debt to Total Debt, the EU-IFRS financial measure that we believe to be most directly comparable, are shown below:

Report on Operations Operating and Financial Review and Prospects 64

	At December 31, 2018			At December 31, 2017
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Third party debt	24,543	5,256	19,287	26,014	6,551	19,463
Intersegment notes payable	—	1,136	1,207	—	1,002	1,644
Total Debt(1)	24,543	6,392	20,494	26,014	7,553	21,107
Less:
Cash and cash equivalents	5,803	4,553	1,250	6,200	4,901	1,299
Intersegment financial receivables	—	1,207	1,136	—	1,644	1,002
Other financial assets(2)	98	81	24	77	73	14
Other financial liabilities(2)	(108)	(89)	(26)	(98)	(88)	(20)
Net Debt (Cash)(3)	18,750	640	18,110	19,835	1,023	18,812

(1)
As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,136 million and $1,002 million at December 31, 2018 and 2017, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,207 million and $1,644 million at December 31, 2018 and 2017, respectively.

(2)	Other financial assets and other financial liabilities include, respectively, the positive and negative fair values of derivative financial instruments.

(3)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $71 million and $642 million as of December 31, 2018 and 2017, respectively.
The decrease in the Net Debt position from December 31, 2017 to December 31, 2018 was primarily due to the decrease in the Net Debt of Financial Services, mainly due to the decrease in portfolio and to the positive foreign exchange translation impacts, and to the reduction in the Net Debt of Industrial Activities. Net Debt of Industrial Activities decreased $0.4 billion from December 31, 2017 to $0.6 billion at December 31, 2018. The decrease was primarily due to a significant cash generation from operating activities of $0.6 billion and to positive foreign exchange translation impacts on euro denominated debt, partially offset by dividend payments and by purchase of treasury shares.
The following table shows the change in Net Debt of Industrial Activities for 2018 and 2017:

($ million)	2018	2017
Net industrial (debt)/cash at beginning of year	(1,023)	(1,870)
Adjusted EBITDA of Industrial Activities	3,082	2,547
Cash interest and taxes	(613)	(481)
Changes in provisions and similar(1)	(368)	(122)
Change in working capital	(414)	223
Operating cash flow	1,687	2,167
Investments in property, plant and equipment, and intangible assets(2)	(1,025)	(892)
Other changes	(17)	164
Net industrial cash flow	645	1,439
Capital increases and dividends(3)	(399)	(193)
Currency translation differences and other(4)	137	(399)
Change in Net industrial debt	383	847
Net industrial (debt)/cash at end of year	(640)	(1,023)

(1)	Including other cash flow items related to operating lease and buy-back activities.

(2)	Excluding assets sold under buy-back commitments and assets under operating leases.

(3)	Including share buy-back transactions.

(4)
In the year ended December 31, 2018, this item includes the charge of $22 million related to the repurchase of notes. In the year ended December 31, 2017, this item included the charge of $56 million related to the repurchase/early redemption of notes.

Industrial Activities
Capital Markets
At December 31, 2018, we had an aggregate amount of $8.0 billion in bonds outstanding, of which $4.9 billion was issued by Industrial Activities.

Report on Operations Operating and Financial Review and Prospects 65

The capital markets debt of Industrial Activities mainly related to notes issued under the Euro Medium Term Note Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme), and senior unsecured debt securities issued by CNH Industrial N.V. described below.
Euro Medium Term Note (EMTN) Programme. We have a medium-term note programme allowing for the placement of debt securities that was established in February 2011 and has a total authorized amount of €10 billion ($11 billion). At December 31, 2018, €3,354 million ($3,840 million) was outstanding under the programme, all such debt having been issued by CNH Industrial Finance Europe S.A. and guaranteed by CNH Industrial N.V. The outstanding amount under the programme included the following notes issued in 2018: €500 million of notes, issued in September 2018, at an annual fixed rate of 1.875% due in January 2026 at an issue price of 98.944 percent of their principal amount. In December 2018, in order to manage its liabilities, CNH Industrial Finance Europe S.A. repurchased, through a public tender, an aggregate nominal amount of €268,445,000 of the outstanding €700,000,000 2.875% Notes due 27 September 2021 issued under the EMTN.
CNH Industrial N.V. Senior Notes. In the United States, CNH Industrial N.V has issued notes from time to time. In 2016, CNH Industrial N.V. issued $600 million of notes at an interest rate of 4.50% due August 2023 (the “2023 Notes”) at an issue price of 100 percent of their principal amount, and, in 2017, CNH Industrial N.V. issued $500 million of notes at an interest rate of 3.850% due November 2027 (the “2027 Notes”) at an issue price of 99.384% of their principal amount. The 2023 Notes and the 2027 Notes are collectively referred to as the “CNH Industrial N.V. Senior Notes”.
The notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) as well as the CNH Industrial N.V. Senior Notes impose covenants and other obligations on CNH Industrial N.V. as issuer and, in certain cases, as guarantor and CNH Industrial Finance Europe S.A. as issuer, including: (i) a negative pledge provision which requires that, if any security interest over assets of the issuer or the guarantor is granted in connection with debt that is, or is capable of being, listed or any guarantee is granted in connection with such debt, such security or guarantee must be equally and ratably extended to the outstanding notes; (ii) a status (or pari passu) covenant, under which the notes rank and will rank pari passu with all other present and future outstanding unsubordinated and unsecured obligations of the issuer and/or the guarantor (subject to mandatorily preferred obligations under applicable laws); (iii) an events of default provision setting out certain customary events (such as cross defaults, insolvency related events, etc.) the occurrence of which entitles the holders of the outstanding notes to accelerate the repayment of the notes; (iv) change of control provisions which, when combined with a rating downgrade of CNH Industrial N.V., grant the note holders the right to require immediate repayment of the notes; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these obligations may require the early repayment of the notes. At December 31, 2018, CNH Industrial was in compliance with the covenants of the notes issued under the EMTN (and its predecessor the Global Medium Term Notes Programme) and the CNH Industrial N.V. Senior Notes.
Bank Debt
At December 31, 2018, Industrial Activities available committed unsecured facilities expiring after twelve months amounted to $2.6 billion ($2.7 billion at December 31, 2017).
Euro 1.75 billion Revolving Credit Facility. In 2016, we signed a renewal of a €1.75 billion ($2.0 billion at year-end 2018 exchange rate) five-year committed, unsecured revolving credit facility. The facility expires in June 2021 and includes:

▪
a financial covenant (Net debt/EBITDA ratio relating to Industrial Activities) and other customary covenants (including a negative pledge, a status (or pari passu) covenant and restrictions on the incurrence of indebtedness by certain subsidiaries);

▪
customary events of default (some of which are subject to minimum thresholds and customary mitigants), including cross-default provisions, failure to pay amounts due or to comply with certain provisions under the loan agreement and the occurrence of certain bankruptcy-related events; and

▪	mandatory prepayment obligations upon a change in control of CNH Industrial or the borrower.
CNH Industrial N.V. has guaranteed any borrowings under the revolving credit facility with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.). At December 31, 2018, CNH Industrial was in compliance with the covenants of the Revolving Credit Facility.
Financial Services
Total Debt of Financial Services was $20.5 billion at December 31, 2018, compared to $21.1 billion at December 31, 2017.
Bank Debt
At December 31, 2018, Financial Services available committed, unsecured facilities expiring after twelve months amounted to $0.5 billion ($0.5 billion at December 31, 2017).

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Asset-Backed Financing
At December 31, 2018, Financial Services’ committed, asset-backed facilities expiring after twelve months amounted to $3.9 billion ($3.5 billion at December 31, 2017), of which $3.0 billion was utilized at December 31, 2018 ($2.3 billion at December 31, 2017).
We sell certain of our finance receivables to third parties in order to improve liquidity, to take advantage of market opportunities and, in certain circumstances, to reduce credit and concentration risk in accordance with our risk management objectives.
The sale of financial receivables is executed primarily through ABS transactions and involves mainly accounts receivable from final (retail) customers and from the network of dealers (wholesale) to our Financial Services subsidiaries.
At December 31, 2018, our receivables from financing activities included receivables sold and financed through both ABS and factoring transactions of $13.4 billion ($14.0 billion at December 31, 2017), which do not meet derecognition requirements and therefore must be recorded on our consolidated statement of financial position. These receivables are recognized as such in our financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated statement of financial position as debt (see Note 18 “Current receivables and Other current assets” to our Consolidated Financial Statements).
Capital Markets
In August 2018, CNH Industrial Capital LLC refinanced an April 2018 maturity by issuing $500 million of notes at an annual fixed rate of 4.200% due January 2024 at an issue price of 99.701 percent of their principal amount.
Commercial Paper Programmes
In 2017, with the purpose of further diversifying Financial Services’ funding structure, a commercial paper program was established in the U.S. by CNH Industrial Capital LLC’s. This program had an outstanding amount of $388 million at December 31, 2018. Since 2015, CNH Industrial Financial Services S.A.in Europe has issued commercial paper under a program which had an outstanding amount of $101 million at December 31, 2018.

Support Agreement in the Interest of CNH Industrial Capital LLC
CNH Industrial Capital LLC benefits from a support agreement issued by CNH Industrial N.V., pursuant to which CNH Industrial N.V. agrees to, among other things, (a) make cash capital contributions to CNH Industrial Capital LLC, to the extent necessary to cause its ratio of net earnings available for fixed charges to fixed charges to be not less than 1.05:1.0 for each fiscal quarter (with such ratio determined, on a consolidated basis and in accordance with U.S. GAAP, for such fiscal quarter and the immediately preceding three fiscal quarters taken as a whole), (b) generally maintain an ownership of at least 51% of the voting equity interests in CNH Industrial Capital LLC and (c) cause CNH Industrial Capital LLC to have, as of the end of any fiscal quarter, a consolidated tangible net worth of at least $50 million. The support agreement is not intended to be, and is not, a guarantee by CNH Industrial N.V. of the indebtedness or other obligations of CNH Industrial Capital LLC. The obligations of CNH Industrial N.V. to CNH Industrial Capital LLC pursuant to this support agreement are to the company only and do not run to, and are not enforceable directly by, any creditor of CNH Industrial Capital LLC, including holders of the CNH Industrial Capital LLC’s notes or the trustee under the indenture governing the notes. The support agreement may be modified, amended or terminated, at CNH Industrial N.V.’s election, upon thirty days’ prior written notice to CNH Industrial Capital LLC and the rating agencies of CNH Industrial Capital LLC, if (a) the modification, amendment or termination would not result in a downgrade of CNH Industrial Capital LLC rated indebtedness; (b) the modification, amendment or notice of termination provides that the support agreement will continue in effect with respect to the company’s rated indebtedness then outstanding; or (c) CNH Industrial Capital LLC has no long-term rated indebtedness outstanding.
For more information on our outstanding indebtedness, see Note 26 “Debt” to our Consolidated Financial Statements.
Future Liquidity
We have adopted formal policies and decision-making processes designed to optimize the allocation of funds, cash management processes and financial risk management. Our liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce our cash flow from operations and impair the ability of our dealers and retail customers to meet their payment obligations. Any reduction of our credit ratings would increase our cost of funding and potentially limit our access to the capital markets and other sources of financing.
We believe that funds available under our current liquidity facilities, those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow us to satisfy our debt service requirements for the coming year. At December 31, 2018, the Group had available committed, unsecured facilities expiring after twelve months of $3.1 billion ($3.2 billion at December 31, 2017).

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Financial Services securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. Financial Services has traditionally relied upon the term ABS market and committed asset-backed facilities as a primary source of funding and liquidity. At December 31, 2018, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.9 billion ($3.5 billion at December 31, 2017), of which $3.0 billion at December 31, 2018 ($2.3 billion at December 31, 2017) were utilized.
If Financial Services were unable to obtain ABS funding at competitive rates, its ability to conduct its financial services activities would be limited.
Off-Balance Sheet Arrangements
We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Our arrangements are described in more detail below. For additional information, see Note 29 “Commitments and contingencies” to the CNH Industrial Consolidated Financial Statements.
Financial Guarantees
Our financial guarantees require us to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party. These guarantees include arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against us, as well as indirect obligations, under which we have agreed to provide the funds necessary for another party to satisfy an obligation.
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees mainly in the interest of a joint venture totaling $471 million as of December 31, 2018.
Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2018:

	At December 31, 2018
($ million)	within one year	between one and three years	between three and five years	beyond five years	Total
Debt obligations (1):
Bonds	1,162	1,994	2,322	2,489	7,967
Borrowings from banks	1,423	2,157	400	155	4,135
Asset-backed financing	7,061	3,326	829	53	11,269
Other debt	904	126	109	31	1,170
Capital lease obligations	2	—	—	—	2
Operating lease obligations	155	186	94	135	570
Purchase obligations	864	887	226	16	1,993
Total Contractual obligations	11,571	8,676	3,980	2,879	27,106

(1)
Amounts presented exclude the related interest expense that will be paid when due. The table above does not include obligations for pension plans, health care plans, other post-employment benefits and other employee benefits. Our best estimate of expected contributions in 2019 to pension plans is $49 million. Potential outflows in the years after 2019 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore we are unable to make sufficiently reliable estimates of future contributions beyond 2019.

Debt Obligations
For information on our debt obligations, see “Capital Resources” above and Note 26 “Debt” to the CNH Industrial Consolidated Financial Statements.
The debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2018 consolidated statement of financial position as follows:

($ million)	Note	At December 31, 2018
Debt reflected in the consolidated statement of financial position	(26)	24,543
Less: Capital lease obligations	(26)	(2)
Total Debt obligations		24,541
The amount reported as debt obligations in the table above consists of our bonds, borrowings from banks, asset-backed financing and other debt (excluding capital lease obligations, which are reported in a separate line item in the table above).

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Capital Lease Obligations
Our capital leases consist mainly of industrial buildings and plant, machinery and equipment used in our businesses. The amounts reported above include the minimum future lease payments and payment commitments due under such leases.
Operating Lease Obligations
Our operating leases consist mainly of leases for commercial and industrial properties used in carrying out our businesses. The amounts reported above under “Operating Lease Obligations” include the minimal rental and payment commitments due under such leases.
Purchase Obligations
Our purchase obligations at December 31, 2018, included the following:

▪
the repurchase price guaranteed to certain customers on sales of commercial vehicles with a buy-back commitment which is included in the line item Other current liabilities in our consolidated statement of financial position in an aggregate amount of $1,870 million; and

▪	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures, in an aggregate amount of approximately $123 million.

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RISK MANAGEMENT, RISKS AND CONTROL SYSTEM
CNH INDUSTRIAL RISK MANAGEMENT
In accordance with the regulatory guidelines requiring companies to adopt appropriate corporate governance models, and in response to market demands for enhanced transparency and disclosure on the risks associated with company activities, CNH Industrial has adopted its own Enterprise Risk Management (“ERM”) process. The adoption of a formal ERM process was also driven by the need for a systematic approach to identify and evaluate the risks associated with the Company’s business activities and to manage business performance from an integrated risk-return perspective.
CNH Industrial’s ERM methodology defines risk as any event that could affect the Company’s ability to meet its objectives. The methodology enables the timely identification of risks and the evaluation of their significance, and allows action to be taken to mitigate and, if appropriate, eliminate them. CNH Industrial’s ERM process is based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and adapted for specific Company requirements by incorporating Company management knowledge as well as industry best practice indicators with assistance from third-party risk consulting firms.
Through this process, the Company has identified 34 primary risk drivers, further broken down into 85 specific risk events. Primary risk drivers include a number of significant topics, such as business operations, competitive factors, and regulatory compliance. Risks are classified according to the probability of occurrence and potential impact on profitability, cash flow, business continuity and/or reputation, which determine the significance of a risk when analyzed holistically and in conjunction with other identified risks. For events that could potentially exceed predetermined risk thresholds, existing measures are analyzed and future containment measures, action plans, and persons of reference are identified to address the specific events and/or corresponding risks proactively. This process follows a bottom-up analysis starting at the business unit level, with risk survey completion by business and function leaders worldwide, followed by cross-functional reviews of the survey results, one-on-one interviews with Global Executive Committee (formerly Group Executive Council) members, presentations and risk assessment discussions with the Audit Committee of the Board of Directors, and review and discussion with the Board of Directors. Direct feedback received from each of these layers up to and including the Board of Directors is then used to identify and develop risk-mitigating activities as necessary within the business or functional area, which are usually deployed by management’s first line of defense.
CNH Industrial’s potential overall risk exposure is described in the Risk Factors section.
RISK APPETITE
The Company’s risk appetite is set within risk taking and risk acceptance parameters driven by applicable laws, the Company’s Code of Conduct, core principles and values, policies, and corporate directives.

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The Company’s ERM process includes a structured risk management process to address individual risk categories, with a delineated risk appetite applied to each of the risk categories as described below:

Risk Category	Category Description	Risk Driver Areas	Risk Appetite
Strategic

Strategic risks may affect CNH Industrial’s long-term strategic business plan performance targets, innovation roadmap and sustainability objectives. Strategic risks include economic and political developments and the ability of the Company to anticipate and respond in a timely manner to unfavorable market developments.

Sociopolitical events, macroeconomics, competition, customer demands, product portfolio, technological innovation, investments, commercial policies, external relations, social responsibility, environment, and business combinations.

Taking into consideration CNH Industrial stakeholders’ interests as well as cost/benefit considerations in pursuing our long-term targets, the Company has a responsible appetite concerning strategic risk. The Company recognizes the necessity to continually invest in research & development and manage its portfolio of businesses that are cyclical and subject to sometimes volatile global political and economic environments.

Operational

Operational risks include adverse, unexpected impacts resulting from internal processes, people and systems, or from external events linked to the actual operation of the Company’s portfolio of businesses.

Production capacity, logistics, distribution channels, quality control, supplier performance, labor relations, human rights, external reporting of results, asset safeguarding, intellectual property, information technology, cybersecurity, and force majeure.

CNH Industrial seeks to minimize the occurrence and adverse consequences of unforeseen operational failures by maintaining a consistently efficient and effective manufacturing system, delivering high quality products and services, maintaining reliable and reasonably secure IT systems, and honoring sustainability commitments via a balanced risk/reward approach.

Financial

Financial risks include uncertainty of financial return and the potential for financial loss due to capital structure imbalances, inadequate cash flows, asset impairments and the volatility of financial instruments associated with foreign exchange and interest rate exposure.
Interest rates, foreign exchange, capital markets, liquidity & credit, trade financing, and subsidized financing.

CNH Industrial has a prudent risk appetite with respect to financial risks (such as liquidity, market, foreign exchange and interest risks as explained in more detail in Note 32 of the Consolidated Financial Statements). In addition, the Company, through capital market transactions, cash balances and committed medium term bank credit line agreements seeks to maintain a capital structure profile with access to liquidity to fund ongoing operations and maintain covenant compliance.

Compliance	Compliance risks cover unanticipated failures to comply with applicable laws, regulations, policies and procedures.	Laws & regulations, contractual obligations, and ethics & integrity.

CNH Industrial has an averse risk appetite with respect to compliance risks and requires full compliance. The Company takes appropriate measures in the event of a breach of applicable laws, the Company’s Code of Conduct, or Company policies.

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SIGNIFICANT RISKS AND UNCERTAINTIES IN THE PAST FINANCIAL YEAR
As part of the 2018 risk assessment process, Management identified certain risks as significant based on their potential business impact and likelihood of occurrence, as well as existing and/or planned countermeasures. The results of this assessment were presented to the Audit Committee at its meeting on December 14, 2018. On January 30, 2019, Management made a presentation to the Board of Directors on the Company’s ERM program.
Significant risks identified as having a potential impact in the current and future financial years include:

▪
Sociopolitical Events (Strategic Risk): Escalating trade tensions and related tariffs across global markets, uncertainties regarding the outcome of multilateral agreements, and government economic policies all represent risks to the Company. Ongoing U.S.-China trade tensions created challenges both in terms of Chinese component imports into U.S. manufacturing plants as well as U.S. farmer exports to the Chinese market. Brexit negotiations and the ratification of the United States-Mexico-Canada Agreement (USMCA) to replace the North American Free Trade Agreement (NAFTA) were not concluded during the year. There are uncertainties concerning the market growth potential in Italy, where the Company has significant operations and sales.

Mitigating Activities: The Company continues to monitor political sentiment and developments in trade negotiations globally. The Company is proactively executing certain contingency plans, primarily focused on customs relief and optimized inventory planning.

▪
Technological Innovation and Product Portfolio (Strategic Risk): Four major megatrends have created product portfolio opportunities through the utilization of technology: (1) machine data digitalization and connectivity to remote computer servers and other machines, (2) propulsion technology disruptors such as electrification and alternative fuels, (3) machine automation and autonomous driving capabilities, and (4) service solutions to supplement the traditional product offering ("servitization"). To leverage these technologies successfully, investments will be required, and those investments may be substantial. Further increasing data digitalization carries additional data protection and privacy risk that must be appropriately managed.

Mitigating Activities: The Company has invested in vertical integration solution opportunities including new partnerships with innovation leaders in precision farming technologies that provide improved data sharing capabilities to help farmers with real-time agronomic visualization and decision-making solutions. Connectivity platforms, including advanced equipment service capabilities, are being developed within our business segments, in particular in the Agricultural Equipment and Commercial Vehicles segments. The Company continues to invest in advanced technologies in alternative power to keep its options flexible with market demand, as it has for the past decade. The Company has recently expanded its natural gas propulsion technology lineup to become the market leader in natural gas product offerings for on-road applications in the Commercial Vehicles segment, and has already been recognized for award-winning products for sustainability. The Company is continuously developing new automation systems on its agricultural equipment to support waves of new product launches over the next several years, as well as continuing to build on the autonomous driving capability that was first unveiled in 2016. The Company is constantly implementing cybersecurity programs, initiatives and procedures to mitigate data protection and privacy risk exposure.

▪
Supply Chain Resilience (Operational Risk): The Company faces the risk of supply shortages and interruptions due to limited opportunities to dual-source components, and this is exacerbated by the trade restrictions and supply chain constraints in North America. Long lead times in high growth markets to accommodate transportation times carry the risk of suboptimal logistics and inventory management due to the required safety stock required to mitigate supply interruptions.

Mitigating Activities: In addition to the mitigating activities described under Sociopolitical Events above, the Company actively works with its supply chain to secure production commitments and flexible transportation options. Advanced purchase agreements with suppliers, hedging or indexing commodities and exchange rates as part of our supply contracts, and targeted supplier negotiations have further reduced the cost impact of ongoing supply chain constraints. The Company also has the ability to change component and raw material sources to suppliers in countries not subject to certain tariffs.
The countermeasures taken by Management were designed to mitigate any impact to the Company's financial and operational performance during 2018 or in the future.
ENHANCEMENTS TO THE RISK MANAGEMENT PROCESS
The development and implementation of an effective and robust ERM process requires continuous evaluation and improvement. As part of these efforts, CNH Industrial took several steps in 2018 to enhance further the risk assessment process that included the following:

▪
New governance, risk and compliance ("GRC") platform implementation: CNH Industrial is in the process of implementing a new GRC software platform with the intent to enhance and automate our risk management and compliance activities

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throughout the organization. This platform uses the latest technologies to not only accommodate and optimize existing GRC requirements, but also to allow the Company to expand its risk management program over time and as the GRC environment evolves.

▪
Cross-functional reviews: This year, CNH Industrial implemented an additional step in its risk management program, whereby upper management from all relevant departments conduct cross-functional reviews of each of the top business risks identified by risk survey results. By using the additional context gained from this review, the Company is able to perform a more in-depth and informed analysis and assessment pertaining to each risk, its potential impact on established business strategies, as well as existing and proposed mitigating actions.

INTERNAL CONTROL SYSTEM
The Company has in place an internal control system, based on the model provided by COSO and the principles of the Dutch Corporate Governance Code, which consists of a set of policies, procedures and organizational structures aimed at identifying, measuring, managing and monitoring the principal risks to which CNH Industrial is exposed. The system is integrated within the organizational and corporate governance framework adopted by CNH Industrial and contributes to the protection of corporate assets, as well as to ensuring the efficiency and effectiveness of business processes, reliability of financial information, and compliance with laws, regulations, the Company's Articles of Association, and internal procedures.
The system, which has been developed on the basis of international best practices, consists of the following three lines of defense:

▪	1st Line of Defense: operating areas, which identify and assess risk and establish specific actions for management of such risk;

▪	2nd Line of Defense: central functions responsible for risk control, which define methodologies and instruments for managing and monitoring such risk;

▪	3rd Line of Defense: internal audit, which conducts independent evaluations of the system in its entirety.

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Principal Characteristics of the Internal Control System and Internal Control over Financial Reporting
CNH Industrial has in place a system of risk management and internal control over financial reporting based on the model provided by COSO, according to which the internal control system is defined as a set of rules, procedures and tools designed to provide reasonable assurance of the achievement of corporate objectives. In relation to the financial reporting process, reliability, accuracy, completeness and timeliness of the information contribute to the achievement of such corporate objectives. Risk management is an integral part of the internal control system. A periodic evaluation of the system of internal control over financial reporting is designed to ensure the overall effectiveness of the components of the COSO Framework (Governance & Culture; Strategy & Objective-Setting; Performance; Review & Revision; and Information, Communication, & Reporting) in achieving those objectives.
CNH Industrial – which is listed on the NYSE and, consequently, is subject to Section 404 of the U.S. Sarbanes-Oxley Act since 2014 – has a system of administrative and accounting procedures in place that seeks to ensure a highly reliable system of internal control over financial reporting.
The approach adopted by CNH Industrial for the evaluation, monitoring and continuous updating of the system of internal control over financial reporting, is based on a ‘top-down, risk-based’ process consistent with the COSO Framework. This enables focus on areas of higher risk and/or materiality, where there is risk of significant errors, including those attributable to fraud, in the elements of the financial statements and related documents. The key components of the process are:

▪	identification and evaluation of the source and probability of significant errors in elements of financial reporting;

▪	assessment of the adequacy of key controls in enabling ex-ante or ex-post identification of potential misstatements in elements of financial reporting; and

▪	verification of the operating effectiveness of controls based on the assessment of the risk of misstatement in financial reporting, with testing focused on areas of higher risk.
Identification and evaluation of the risk of misstatements which could have material effects on financial reporting is carried out through a risk assessment process that uses a top-down approach to identify the organizational entities, processes and the related accounts, in addition to specific activities, which could potentially generate significant errors. Under the methodology adopted by CNH Industrial, risks and related controls are associated with the accounting and business processes upon which accounting information is based.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management believes that, as of December 31, 2018, the Company’s internal control over financial reporting was effective.

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CORPORATE GOVERNANCE

INTRODUCTION
CNH Industrial is a company, organized under the laws of the Netherlands, and results from a business combination with Fiat Industrial and CNH Global consummated on September 29, 2013 (the “Merger”). CNH Industrial qualifies as a foreign private issuer under the rules and regulations of the SEC and the New York Stock Exchange (“NYSE”) Listing Standards. Its common shares are listed on the NYSE and on the Mercato Telematico Azionario (“MTA”), managed by Borsa Italiana S.p.A.
CNH Industrial has adopted, except as discussed below, the best practice provisions of the Dutch Corporate Governance Code (the “DCGC”), which contains principles and best practice provisions that regulate relations between the board of directors of a listed Dutch company and its shareholders. In accordance with the NYSE Listed Company Manual, CNH Industrial as a listed company and foreign private issuer is permitted to follow home country practice with regard to certain corporate governance standards, whereas with respect to other corporate governance standards it is bound to comply with certain other provisions of the NYSE Listed Company Manual.
The DCGC is focused on companies with a two-tier governance structure. Since the Merger however, the Company has adopted (as permitted by the DCGC) a one-tier governance structure. This choice of a one-tier governance structure necessitated the implementation of certain governance solutions that are not typical of two-tier board frameworks (see Chapter 5 of the DCGC).
In this Annual Report CNH Industrial addresses its overall corporate governance structure. The Company discloses in this Annual Report, and intends to disclose in its future annual reports, any material departure from the best practice provisions of the DCGC.
BOARD OF DIRECTORS
Pursuant to CNH Industrial’s Articles of Association (“Articles of Association”), the Board of Directors may have three or more members. At the general meeting of shareholders on September 9, 2013, the number of the members of the Board of Directors was set at eleven. The Board’s two Executive Directors, Lady Heywood and Mr. Mühlhäuser, were elected at an Extraordinary General Meeting of Shareholders ("EGM") held on November 29, 2018. The Board’s eight Non-Executive Directors were appointed by the Company’s shareholders at the Annual General Meeting of Shareholders (“AGM”) on April 13, 2018. Pursuant to Article 13(3) of the Articles of Association, the term of office of all Directors shall be for a period of approximately one year after appointment, such period expiring on the day the first AGM is held in the following year. Accordingly, the term of office of the current Board of Directors expires on April 12, 2019, the anticipated date of the Company’s next AGM at which shareholders will appoint the Company’s Directors. Each Director may be re-appointed at any subsequent AGM.
The Board as a whole has collective responsibility for the strategy of the Company. During 2018, the Board reviewed and discussed with management, among other things, the long-term value creation strategies of certain of the Company’s individual business segments and regions.
The Non-Executive Directors believe that in consideration of the size of the Company, the complexity and specific characteristics of the segments in which it operates and the geographic distribution of its businesses, the Board of Directors should be composed of individuals with skills, experience and cultural background, both general and specific, acquired in an international environment and relevant to an understanding of the macro-economy and global markets, more generally, as well as the industrial and financial sectors, more specifically. An appropriate and diversified mix of skills, professional backgrounds and diversity factors (such as gender, race, ethnicity, and country of origin or nationality) are fundamental to the proper functioning of the Board as a collegial body. There should also be an appropriate balance between the number of Executive Directors and Non-Executive Directors. Moreover, independent Directors have an essential role in protecting the interests of all stakeholders. Their contribution is also necessary for the proper composition and functioning of the Committees, whose advisory functions include preliminary examination and formulation of proposals relating to areas of potential risk, such as prevention of potential conflicts of interest. In addition, with regard to diversity, it is generally recognized that boards with adequate diversity are more effective in performing their monitoring and advisory activities, due to the variety of professional experience, perspectives, insights, skills and connections to the outside world that diversity can add.

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OVERVIEW

SKILLS AND EXPERIENCES

Skill / Experience	%
Governance, Legal, and Board Expertise	100%
Financial	100%
Consumer Discretionary	50%
Consumer Staples	20%
Industrials & Materials	60%
Telecommunications & Information Technology	30%
Academic Positions	20%
Charitable and Environmental Engagement	50%
Health Care	30%

GENDER, AGE AND TENURE

• GENDER

Women	Men
40%	60%

• AGE

66+ YEARS	56-65 YEARS	45-55 YEARS
40%	30%	30%

• TENURE

+5 YEARS	<2 YEARS	2-4 YEARS
70%	20%	10%

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Considering the foregoing factors and the attributes of the individual Directors, the Board of Directors considers itself a diverse body, well-suited to fulfilling its duties. The Governance and Sustainability Committee periodically assesses the skills, experience and other attributes of the individual Directors with a view toward ensuring an appropriate level of diversity and ensuring the Directors have the necessary expertise to fulfill their respective duties. In 2018, the Governance and Sustainability Committee conducted such an assessment in connection with its evaluation of candidates to be recommended to the Board for nomination of appointment as a Director.
The Composition of the Board of Directors: Guidelines are available on the Company’s website, www.cnhindustrial.com.
The Board of Directors is currently composed of two (20%) Executive Directors (i.e., who have been granted the titles “Chairperson” and “Chief Executive Officer”), having responsibility for the day-to-day management of the Company, and eight (80%) Non-Executive Directors, who have responsibility with respect to the Board’s oversight function. Under Article 16 of the Articles of Association, the general authority to represent CNH Industrial shall be vested in the Board of Directors, as well as in each of the Executive Directors to whom the title Chairperson or Chief Executive Officer has been granted. Eight Directors (80%) qualified as independent under the NYSE Listing Standards and best practice provision 2.1.8 of the DCGC. The composition of the Non-Executive Directors is such that they are able to operate independently and critically with respect to one another, the Executive Directors, and any other particular interest involved; and in accordance with best practice provision 2.1.7 of the DCGC.
Pursuant to Article 14(2) of the Articles of Association, the Chairperson of the Board of Directors as referred to by law shall be a Non-Executive Director with the title “Senior Non-Executive Director”. On April 13, 2018 the Board of Directors appointed Mr. Léo W. Houle as Senior Non-Executive Director for purposes of best practice provision 5.1.3, and in compliance with best practice provision 2.1.9, of the DCGC. The Senior Non-Executive Director is responsible for the proper functioning of the Board of Directors and its Committees.
On September 9, 2013, the Board of Directors of the Company appointed the following internal committees: (i) an Audit Committee, (ii) a Governance and Sustainability Committee, and (iii) a Compensation Committee.
On certain key industrial matters, the Board of Directors is advised by the Company's Global Executive Committee (formerly Group Executive Council, “GEC”). The GEC is an operational decision-making body of CNH Industrial, which is responsible for reviewing the operating performance of the businesses, and making decisions on certain operational matters.
The following chart shows the 2018 Board members and their attendance at Board meetings.

Board Member	Gerowin	Heywood	Houle	Kalantzis	Lanaway	Mühlhäuser	Scheiber	Tabellini	Tammenoms Bakker	Theurillat	Marchionne	Tobin
Attendance %	100%	87%	87%	100%	100%	100%	87%	100%	100%	87%	100%	100%
The Directors consider the evaluation of the Board, its Committees and members to be an important aspect of corporate governance. Each year, under the oversight of the Governance and Sustainability Committee and with the assistance of the Corporate Secretary, the Board undertakes an annual evaluation of its own effectiveness and performance, and that of the Committees and individual Directors. In 2018, the evaluation of the Board and its Committees consisted of a self-assessment by each of the bodies facilitated by written questionnaires. The questionnaires cover key functions such as overseeing personnel development, financial, and other major issues of strategy, risk, integrity, reputation and governance, and are designed to promote a robust and comprehensive performance assessment discussion. Assessments of individual Directors was performed through discussions between the Senior Non-Executive Director and each of the Directors. The Board of Directors discusses the results of such performance evaluations, in executive session, and agrees upon actions to take advantage of identified opportunities for improvement. The Executive Directors were not present during discussion among the Non-Executive Directors relating to the Executive Directors’ performance.
The current composition of the Board of Directors is the following:

▪	Suzanne Heywood, Chairperson (Executive-Director)
Lady Heywood was appointed Chairperson of CNH Industrial N.V., in July 2018. Lady Heywood became a Managing Director of EXOR in 2016. Prior to that she worked at McKinsey & Company which she joined as an associate in 1997 and left as a Senior Partner (Director) in 2016. Lady Heywood co-led McKinsey’s global service line on organization design for several years and also worked extensively on strategic issues with clients across different sectors. She has published a book, “Reorg,” and multiple articles on these topics and has also acted as a visiting lecturer at Tsinghua University in Beijing. Lady Heywood started her career in the U.K. Government as a Civil Servant in the U.K. Treasury. At the Treasury, she worked as Private Secretary to the Financial Secretary (who is responsible for all direct taxation issues) as well as leading thinking on the Government’s privatization policy and supporting the Chancellor in his negotiations at ECOFIN (the meeting of European Finance Ministers) in Brussels. Prior to that she studied science at Oxford University (BA) and then at Cambridge University (PhD). Lady Heywood is also a Board Member of The Economist (where she is an Audit Committee member), a non-executive director of Chanel, a director of the Royal Opera House (where she is the Deputy Chair) and of the

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Royal Academy of Arts Trust. She grew up sailing around the world for ten years on a yacht with her family recreating Captain James Cook’s third voyage around the world. Born in 1969, British citizenship. Date of first appointment: April 15, 2016.

▪	Hubertus Mühlhäuser, Chief Executive Officer (Executive-Director)
Hubertus Mühlhäuser is the Chief Executive Officer of CNH Industrial N.V. since September 2018. Mr. Mühlhäuser brings extensive leadership experience at multinational industrial companies and a deep knowledge of the agricultural and construction sector, as well as strategic expertise. Prior to joining CNH Industrial, he was President, CEO and Director of Welbilt Inc., a leading manufacturer of food service equipment, in 2015. Before joining Welbilt Inc., he dedicated two years to his family business, the tunneling specialist Mühlhäuser Holding Ltd., which he successfully restructured. From 2006 to 2013 he held positions of increasing importance at AGCO Corporation, a global agricultural equipment manufacturer. Initially Hubertus was the Senior Vice President of Strategy and Integration and was subsequently appointed Senior Vice President of AGCO’s global engine division. In 2009, he assumed the role of Senior Vice President Eastern Europe and Asia, and in 2012 became Head of Europe, Middle East and Africa, AGCO’s largest business region. Hubertus Mühlhäuser started his career at Arthur D. Little in Zurich, Switzerland in 1994, where he was appointed Global Head of the Strategy & Organization practice in 2000. He was also a member of the Global Executive Team. Mr. Mühlhäuser, who is fluent in four languages, holds an MBA from the European Business School of Wiesbaden and Oestrich-Winkel. He is Non-Executive Chairman of Mühlhäuser Holding Ltd., of Freienbach, Switzerland, and serves on the Board of Cormoran de Bilbao SL, of Bilbao, Spain. He is also a Member of the Board of the National Association of Manufacturers (NAM), Washington D.C., U.S.A., a member of the Business Roundtable and serves on the Board of Trustees of the University of Tampa, Florida, U.S.A. Born in 1969, German and Swiss citizenship. Date of first appointment: November 29, 2018.

▪	Jacqueline A. Tammenoms Bakker, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee
Jacqueline A. Tammenoms Bakker was a Director of Fiat Industrial S.p.A. from April 5, 2012 until the merger of the company into CNH Industrial. Jacqueline A. Tammenoms Bakker studied at Oxford University (BA) and the Johns Hopkins School for Advanced International Studies in Washington D.C. (MA). She joined Shell International in 1977 holding a number of positions in the Netherlands, the U.K. and Turkey. In 1989, she joined McKinsey where she worked as a consultant in the U.K. and the Netherlands until 1995 when she was appointed Vice-President Food Europe at Quest International (Unilever) in the Netherlands. In 1999, she moved to the public sector in the Netherlands, firstly as Director of GigaPort (a public-private initiative to roll out broadband networks), and then as Director-General of Freight Transport (2001-2004) and Director-General of Civil Aviation and Freight Transport (2004-2007) at the Dutch Ministry of Transport. In 2006, she was awarded the Légion d’Honneur for her contribution to cooperation between the Netherlands and France, and in 2006/2007 she chaired the High Level Group on the regulatory framework for civil aviation reporting to the EU Commissioner for Transport. Since 2008 Ms. Tammenoms Bakker has been an independent Board member; she is currently a Board member of TomTom (NL), Unibail Rodamco (FR), Groupe Wendel (FR) and Chairman of the Van Leer Group Foundation (NL). Previously she was a Board member of Vivendi (FR) (2010-2014) and Tesco PLC (U.K.) (2009-2015). Born in 1953, Dutch citizenship. Date of first appointment: September 29, 2013.

▪	Mina Gerowin, Director (Non-Executive Director—independent), Member of the Governance and Sustainability Committee
Ms. Gerowin has an A.B. from Smith College in Political Economy, a J.D. from the University of Virginia School of Law and an M.B.A. from Harvard Business School where she was a Baker Scholar. She practiced law in Switzerland and New York, then worked as Investment Banker in International Mergers and Acquisitions at Lazard Frères in New York and Paris. Ms. Gerowin formed her own consulting and investing company, completing five LBO transactions and participated in their direction as an officer and director. After their sale, she consulted internationally. Ms. Gerowin was a Managing Director of Paulson Europe LLP in London working on event, credit, distressed, recovery and merger arbitrage. She joined Paulson & Co. in 2004 helping establish the hedge fund's Event fund. Mina Gerowin is a member of the global board of 100 Women in Finance and a member of the Advisory Board of the Royal United Services Institute. She is a former Director of EXOR S.p.A., Lafarge S.A. and a former member of the Global Advisory Committee of Samsung Asset Management. Born in 1951, American and British citizenship. Date of first appointment: September 29, 2013.

▪	Léo W. Houle, Director (Senior Non-Executive Director—independent), Chairperson of the Compensation Committee, Chairperson of the Governance and Sustainability Committee
Mr. Houle was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. On September 6, 2011, Mr. Houle was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. Mr.

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Houle was Chief Talent Officer of BCE Inc. and Bell Canada, Canada’s largest communications company, from June 2001 until his retirement in July 2008. Prior to joining BCE and Bell Canada, Mr. Houle was Senior Vice-President, Corporate Human Resources of Algroup Ltd., a Swiss-based diversified industrial company. From 1966 to 1987, Mr. Houle held various managerial positions with the Bank of Montreal, the last of which was Senior Manager, Human Resources, Administration Centers. In 1987, Mr. Houle joined the Lawson Mardon Group Limited and served as Group Vice-President, Human Resources until 1994 when Algroup Ltd. acquired Lawson Mardon Group at which time he was appointed Head of Human Resources for the packaging division of Algroup and in 1997 Head of Corporate Human Resources of Algroup, Ltd. Mr. Houle completed his studies at the College Saint Jean in Edmonton, attended the Executive Development Program in Human Resources at the University of Western Ontario in 1987 and holds the designation of Certified Human Resources Professional (CHRP) from the Province of Ontario. Born in 1947, Canadian citizenship. Date of first appointment: September 29, 2013.

▪	Peter Kalantzis, Director (Non-Executive Director—independent), Member of the Audit Committee, Member of the Compensation Committee
Mr. Kalantzis was a Director of CNH Global N.V. from April 7, 2006 until the merger of the company into CNH Industrial. Mr. Kalantzis has been a non-executive member of various boards of directors since 2001. Prior to 2000, he was responsible for Alusuisse-Lonza Group’s corporate development and actively involved in the de-merger and stock market launch of Lonza, as well as the merger process of Alusuisse and Alcan. Mr. Kalantzis served as head of the Chemicals Division of Alusuisse-Lonza Group from 1991 until 1996. In 1991, Mr. Kalantzis was appointed Executive Vice-President and member of the Executive Committee of the Alusuisse-Lonza Group. Between 1971 and 1990 he held a variety of positions at Lonza Ltd. in Basel. Mr. Kalantzis is Chairman of the Board of SGS Ltd., Geneva (Switzerland); Chairman of the Board of Clair Ltd., Cham (Switzerland); Chairman of Von Roll Holding Ltd., Breitenbach (Switzerland); Chairman of Degussa Sonne/Mond Goldhandel AG, Cham (Switzerland); Chairman of Hardstone Services, SA, Geneva (Switzerland); he is a member of the Board of Paneuropean Oil and Industrial Holdings, Luxembourg and of Consolidated Lamda Holdings (Luxembourg). He is also President of the Board of John S. Latsis Public Benefit Foundation, Vaduz (Liechtenstein). From 1993 until 2002, he served on the Board of the Swiss Chemical and Pharmaceutical Association as Vice-President and in 2001-2002 as President. Mr. Kalantzis holds a Ph.D. in Economics and Political Sciences from the University of Basel and engaged in research as a member of the Institute for Applied Economics Research at the University of Basel between 1969 and 1971. Born in 1945, Swiss and Greek citizenship. Date of first appointment: September 29, 2013.

▪	John Lanaway, Director (Non-Executive Director—independent), Member of the Audit Committee
Mr. Lanaway was elected a director of CNH Industrial N.V. in September 2013. Mr. Lanaway previously served as a director of CNH Global N.V. from 2006 to 2013. On September 6, 2011, Mr. Lanaway was appointed to the Board of Directors of Chrysler Group LLC now known as FCA US LLC until June 2016 when all public debt of the company was repaid and its public listing ceased. His work and academic background includes: 2011–Present, independent consultant; 2007-2011, Executive Vice President and Chief Financial Officer, North America at McCann Erickson; 2001-2007, various positions of increasing responsibility at Ogilvy North America, finally as Senior Vice President and Chief Financial Officer; 1999-2001, Chief Financial Officer and Senior Vice President at Geac Computer Corporation Limited; 1997-1999, Chief Financial Officer at Algorithmics Incorporated; 1995-1997, Senior Vice President and Chief Financial Officer at Spar Aerospace; 1993-1994, Sector Vice President, Labels North America at Lawson Mardon Group Limited; 1989-1993, Group Vice President and Chief Financial Officer at Lawson Mardon Group Limited; 1988-1989, General Manager at Lawson Mardon Graphics; 1985-1988, Vice President, Financial Reporting and Control at Lawson Mardon Group Limited; 1980-1985, Client Service Partner at Deloitte; and 1971-1980 Student-Staff Accountant-Supervisor-Manager at Deloitte. Mr. Lanaway graduated from the Institute of Chartered Accountants of Ontario, C.A. and has a Bachelor of Arts degree from the University of Toronto. Born in 1950, American, Canadian and British citizenship. Date of first appointment: September 29, 2013.

▪	Silke C. Scheiber, Director (Non-Executive Director—independent), Member of the Audit Committee
Silke C. Scheiber was at Kohlberg Kravis Roberts & Co. LLP, London, U.K. (“KKR”) from July 1999 to December 2015. She was a Member and Head of the European Industrials Group, responsible for identifying and executing a number of investment opportunities within the broader industrials space for KKR’s European private equity funds. From 1996 to 1999, Ms. Scheiber worked as a financial analyst at Goldman, Sachs & Company oHG, Frankfurt, Germany. Ms. Scheiber obtained her M.B.A. from the University of St. Gallen in St. Gallen, Switzerland, majoring in Finance and Accounting. Ms. Scheiber also attended the Ecole des Hautes Etudes Commerciales (HEC) in Paris, France where she majored in European Management and International Business Studies. Ms. Scheiber currently holds a non-executive director role with Jungbunzlauer Holding AG, Basel, Switzerland and sits on the Board of Micro Focus International PLC, Newbury, England. Born in 1973, Austrian citizenship. Date of first appointment: April 15, 2016.

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▪	Guido Tabellini, Director (Non-Executive Director—independent), Member of the Compensation Committee
Guido Tabellini was a Director of Fiat Industrial S.p.A. from March 10, 2011 until the merger of the company into CNH Industrial. Guido Tabellini is a professor at Università Bocconi, where he also served as Rector from November 2008 to October 2012. Also at Bocconi, he served as Director and then President of the Innocenzo Gasparini Institute for Economic Research (IGIER). Prior to that, Mr. Tabellini taught at Stanford University, UCLA, Università di Cagliari and Università di Brescia. He has been a research fellow and advisor for numerous international organizations and research institutes and was a member of the Council of Economic Advisors to the Italian Prime Minister, of the Privatization Committee and of the Advisory Panel on Public Expenditures to the Italian Ministry of the Economy. Mr. Tabellini received a Ph.D. in Economics from UCLA in 1984. He is a Fellow of the Econometric Society, a Foreign Honorary Fellow of the American Economic Association and a Foreign Honorary Member of the American Academy of Arts and Sciences. He has won the Y. Jahnsson Award from the European Economic Association and is also a former President of the European Economic Association. Mr. Tabellini has published numerous articles and books on macro-economics and political, international and public economics. He is also a columnist for Il Sole 24 Ore. Board memberships at other listed companies: CIR. Born in 1956, Italian citizenship. Date of first appointment: September 29, 2013.

▪	Jacques Theurillat, Director (Non-Executive Director—independent), Chairperson of the Audit Committee
Jacques Theurillat is a member of the Boards of Vifor Pharma AG, Mundipharma Ltd., CNH Industrial N.V. and ADC Therapeutics S.A. He is a Partner at Sofinnova Crossover Found, an investment fund focused on life sciences. From April 2008 to August 2015, Mr. Theurillat served as CEO of Ares Life Sciences AG, a privately- owned investment fund with the objective to build and manage a portfolio of companies in life sciences. From March 2007 to March 2008, he has served as CEO and Chairman of Albea Pharmaceuticals AG, a Swiss company involved in venture financing for life sciences companies. Mr. Theurillat served as Serono’s SA Deputy CEO until December 2006. In addition to his role as Deputy CEO, he was appointed Senior Executive Vice President, Strategic Corporate Development in May 2006 and was responsible for developing Serono’s global strategy and pursuing its acquisition and in-licensing initiatives. From 2002 to 2006, Mr. Theurillat served as Serono’s President of European and International Sales & Marketing. In this position, he was responsible for Serono’s commercial operations in Europe, IBO, Asia-Pacific, Oceania/Japan, Latin America and Canada. He became a Board member in May 2000. From 1996 to 2002, Mr. Theurillat was Chief Financial Officer. He previously served as Managing Director of the Istituto Farmacologico Serono in Rome, where he started in 1994. In 1993, he was appointed Vice President Taxes and Financial Planning for Serono. In 1990-1993, Mr. Theurillat worked outside Serono, running his own law and tax firm. Before that, he was Serono’s Corporate Tax Director, a post to which he was appointed in 1988. He first joined Serono in 1987 as a Corporate Lawyer working on projects such as the company’s initial public offering. Mr. Theurillat is a Swiss barrister and holds Bachelor of Law degrees from both Madrid University and Geneva University. He also holds a Swiss Federal Diploma (Tax Expert) and has a Master’s degree in Finance. Born in 1959, Swiss citizenship. Date of first appointment: September 29, 2013.
BOARD REGULATIONS
On September 9, 2013, the Board of Directors adopted regulations governing the operations of the Board of Directors and its Committees.
The regulations contain provisions concerning the manner in which meetings of the Board of Directors are called and held, including the decision-making process. The regulations provide that meetings may be held by telephone conference or video-conference, provided that all participating Directors can follow the proceedings and participate in real-time discussion of the items on the agenda.
The Board of Directors can only transact business, including the adoption of resolutions, if a majority of the Directors in office shall be present at the Board meeting or be represented at such meeting.
A member of the Board of Directors may only be represented by a co-member of the Board of Directors authorized in writing.
The expression in writing shall include any message transmitted by current means of communication.
A member of the Board of Directors may not act as proxy for more than one co-member.
All resolutions shall be adopted by the favorable vote of the majority of the Directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each Director shall have one vote.
The Board of Directors shall be authorized to adopt resolutions without convening a meeting if all Directors shall have expressed their opinions in writing, unless one or more Directors shall object to a resolution being adopted in this way.
The regulations are available on the Company’s website, www.cnhindustrial.com.

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THE AUDIT COMMITTEE
The Audit Committee is responsible for assisting the Board of Directors’ oversight of: (i) the integrity of the Company’s financial statements, (ii) the Company’s policy on tax planning, (iii) the Company’s financing, (iv) the Company’s application of information and communication technology, (v) the systems of internal controls that management and the Board of Directors have established, (vi) the Company’s compliance with legal and regulatory requirements, (vii) the Company’s compliance with recommendations and observations of internal and external auditors, (viii) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest, (ix) the independent auditors’ qualifications, independence, remuneration and any non-audit services for the Company, (x) the performance of the Company’s internal audit function and of the independent auditors, (xi) risk management guidelines and policies, and (xii) the implementation and effectiveness of the Company’s ethics and compliance program. The Company has established a separate department for the internal audit function and the head of the internal audit function reports to the Audit Committee, which reviews and approves the annual internal audit plan.
The Audit Committee currently consists of Messrs. Theurillat (Chairperson), Kalantzis, Lanaway, and Ms. Scheiber. The Audit Committee is elected by the Board of Directors and is comprised of at least three members who may be appointed for terms of up to two years, each of whom must be a Non-Executive Director. Members of the Audit Committee may be reappointed. Audit Committee members are also required (i) not to have any material relationship with the Company or to serve as auditors or accountants for the Company, (ii) to be “independent”, under the NYSE Listing Standards, Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the DCGC, and (iii) to be “financially literate” and have “accounting or selected financial management expertise” (as determined by the Board of Directors). At least one member of the Audit Committee shall be a “financial expert” as defined in the Sarbanes-Oxley Act and the rules of the SEC and best practice provision 2.1.4 of the DCGC. No Audit Committee member may serve on more than four audit committees for other public companies, absent a waiver from the Board of Directors, which must be disclosed in the annual report on Form 20-F. Unless decided otherwise by the Audit Committee, the Company’s independent auditors as well as the Chief Financial Officer, the Corporate Secretary and other Company officers attend its meetings.
Each of the members of the Audit Committee are independent. In addition, the Board has designated each of the members of the Audit Committee as a “financial expert”.
During 2018, the Audit Committee, inter alia, reviewed and discussed the annual and quarterly financial statements (and the independent auditors’ review or audit thereof), the key risks and controls relating to the Company’s information systems, and the appropriateness and completeness of the system of internal control, the performance of the Company’s internal audit function, the performance of the Company’s independent public auditors, and the implementation and effectiveness of the Company's ethics and compliance program.
The following chart shows the 2018 Audit Committee members and their attendance at Committee meetings.

Audit Committee Member	Theurillat	Kalantzis	Lanaway	Scheiber
Attendance:	100%	100%	89%	89%
THE COMPENSATION COMMITTEE
The Compensation Committee is responsible for, among other things, assisting the Board of Directors in: (i) determining executive compensation consistent with the Company’s remuneration policy, (ii) reviewing and recommending for approval the compensation of Executive Directors, (iii) administering equity incentive plans and deferred compensation benefit plans, and (iv) discussing with management the Company’s policies and practices related to compensation and issuing recommendations thereon.
The Compensation Committee currently consists of Mr. Houle (Chairperson), and Mr. Kalantzis, and Mr. Tabellini. The Compensation Committee is elected by the Board of Directors and is comprised of at least three Directors. No more than one member may be non-independent under the NYSE Listing Standards and the DCGC. The members of the Compensation Committee are appointed for terms of up to two years. Members of the Compensation Committee may be reappointed. Unless decided otherwise by the Compensation Committee, the Chief Human Resources Officer for the Company and the Corporate Secretary attend its meetings.
All members of the Compensation Committee are independent.
The Compensation Committee shall meet at least once every year. The following chart shows the 2018 Compensation Committee members and their attendance at Committee meetings.

Compensation Committee Member	Heywood	Houle	Kalantzis	Tabellini
Attendance:	100%	100%	100%	100%

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THE GOVERNANCE AND SUSTAINABILITY COMMITTEE
The Governance and Sustainability Committee is responsible for, among other things, assisting the Board of Directors with: (i) the identification of the criteria, professional and personal qualifications for candidates to serve as Directors of the Company, (ii) periodic assessment of the size and composition of the Board of Directors, (iii) periodic assessment of the functioning of individual Board members and reporting on this to the Board of Directors, (iv) proposals for appointment of Executive and Non-Executive Directors, (v) supervision of the selection criteria and appointment procedure for senior management, (vi) monitoring and evaluating reports on the Group’s sustainable development policies and practices, management standards, strategy, performance and governance globally, and (vii) reviewing, assessing and making recommendations as to strategic guidelines for sustainability-related issues, and reviewing the Company’s annual Sustainability Report.
The Governance and Sustainability Committee currently consists of Mr. Houle (Chairperson), Ms. Gerowin, and Ms. Tammenoms Bakker. The Governance and Sustainability Committee is elected by the Board of Directors and is comprised of at least three Directors. No more than two members may be non-independent under the NYSE Listing Standards and the DCGC, and none of the members may be Executive Directors. The members of the Governance and Sustainability Committee are appointed for terms of up to two years. Members of the Governance and Sustainability Committee may be reappointed.
All members of the Governance and Sustainability Committee are independent.
The Governance and Sustainability Committee shall meet at least one time every year. The following chart shows the 2018 Governance and Sustainability Committee members and their attendance at Committee meetings.

Governance & Sustainability Committee Member	Gerowin	Heywood	Houle	Tammenoms Bakker
Attendance:	100%	66%	100%	100%
In addition, as described above, the charters of the Audit Committee, Compensation Committee and Governance and Sustainability Committee set forth independence requirements for their members for purposes of the DCGC. Audit Committee members are also required to qualify as independent under the NYSE Listing Standards and Rule 10A-3 of the Exchange Act.
THE GLOBAL EXECUTIVE COMMITTEE
CNH Industrial has established the Global Executive Committee (formerly Group Executive Council, “GEC”) to strengthen the quality of the Company’s decision-making and the implementation of its strategy.
The GEC is an operational decision-making body of CNH Industrial, which is responsible for reviewing the operating performance of the businesses, and making decisions on certain operational matters. The Board of Directors remains accountable for the decisions of the GEC and has ultimate responsibility for the Company’s management and external reporting. The GEC is comprised of CNH Industrial’s Chief Executive Officer, and key senior managers.
The GEC is effectively supervised by the Non-Executive Directors of the Board of Directors. For this purpose, the GEC, through the Executive Directors, provides the Non-Executive Directors with all information the Non-Executive Directors require to fulfill their responsibilities. During 2018, the leaders of various Segments and business units (all GEC members) presented to the Board their operating results, business plans, and long-term value creation strategies as well as their top short-term and medium-term operational and strategic risks. The presentations allowed management to articulate their strategies for achievement of their business objectives and mitigation of risks and permitted the Board of Directors to give feedback on management’s plans.
AMOUNT AND COMPOSITION OF THE REMUNERATION OF THE BOARD OF DIRECTORS
Details of the remuneration of the Board of Directors and its Committees are set forth under the section Remuneration of Directors. Non-Executive Directors are not awarded remuneration in the form of shares and/or rights to shares (they are paid only in cash) and their compensation is not affected by Company results.
INDEMNIFICATION OF MEMBERS OF THE BOARD OF DIRECTORS
Pursuant to Article 17 of the Articles of Association, the Company has committed to indemnify any and all of its Directors, officers, former Directors, former officers and any person who may have served at its request as a Director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director or officer of the Company, or of such other company, except in relation to matters as to which any such person shall be adjudged in such action, suit or proceeding to be liable

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for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified persons may be entitled otherwise.
CONFLICT OF INTEREST
A member of the Board of Directors shall not participate in discussions and decision making with respect to a matter in relation to which he or she has a direct or indirect personal interest that is in conflict with the interests of the Company and the business associated with the Company (“Conflict of Interest”).
In addition, the Board of Directors as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a Conflict of Interest of an individual member of the Board of Directors in relation to a specific matter, that it is deemed in the best interest of a proper decision making process that such individual member of the Board of Directors be excused from participation in the decision making process with respect to such matter even though such member of the Board of Directors may not have an actual Conflict of Interest.
At least annually, each Director shall assess in good faith whether (i) he or she is independent under (A) best practice provision 2.1.8. of the DCGC, (B) the requirements of Rule 10A-3 under the Exchange Act, and (C) Section 303A of the NYSE Listed Company Manual; and (ii) he or she would have a Conflict of Interest in connection with any transactions between the Company and a significant shareholder or related party of the Company, including affiliates of a significant shareholder (such conflict, a “Related-Party Conflict”), it being understood that currently EXOR N.V. would be considered a significant shareholder.
The Directors shall inform the Board through the Chairperson or the Corporate Secretary as to all material information regarding any circumstances or relationships that may impact their characterization as "independent", or impact the assessment of their interests, including by responding promptly to the annual director and officer questionnaires circulated by or on behalf of the Chairperson that are designed to elicit relevant information regarding business and other relationships (the “Formal Annual Assessment”).
In addition, the Company has adopted a Conflict of Interest Policy that covers the Company’s directors, officers and employees. Under the Policy directors are required to promptly disclose to the Company’s Chief Compliance Officer any conflict of interest (defined as when an individual’s personal interest or activity interferes with, or even appears to interfere with, the interests of the Company). The Chief Compliance Officer is to refer to the Company’s other directors any transaction or potential conflict of interest involving a director. Such other directors are to review the applicable facts and determine whether a conflict of interest exists with respect to such director.
Based on each Director’s Formal Annual Assessment described above, the Board shall make a determination at least annually regarding such Director’s independence and such Director’s Related-Party Conflict. These annual determinations shall be conclusive absent a change in circumstances from those disclosed to the Board that necessitates a change in such determination. Each year, the Governance and Sustainability Committee considers, among other things, the Directors’ Formal Annual Assessment and any other disclosures when considering candidates to be recommended to the Board for appointment as Directors. In 2019, the Governance and Sustainability Committee and the Board considered such disclosures in February and determined that no Conflict of Interest existed.
LOYALTY VOTING STRUCTURE
In connection with the Merger, CNH Industrial implemented a loyalty voting structure, pursuant to which the former shareholders of each of Fiat Industrial and CNH Global were able to elect to receive one CNH Industrial special voting share with a nominal value of €0.01 per share for each CNH Industrial common share they were entitled to receive in the Merger, provided that they fulfilled the requirements described in the terms and conditions of the special voting shares. The CNH Industrial common shares held by shareholders that elected to receive loyalty shares were registered in a separate register (the “Loyalty Register”) of CNH Industrial’s share register. Following this registration, a corresponding number of special voting shares were allocated to such shareholders, and the additional voting rights could be exercised at the first CNH Industrial shareholders’ meeting that followed the registration. By signing an election form, whose execution was necessary to elect to receive special voting shares, shareholders also agreed to be bound by the terms and conditions thereof, including the transfer restrictions described below. The terms and conditions applicable to special voting shares are available on the Company’s website (www.cnhindustrial.com).
Following the completion of the Merger, CNH Industrial shareholders may at any time elect to participate in the loyalty voting structure by requesting that CNH Industrial registers all or some of their CNH Industrial common shares in the Loyalty Register. If these CNH Industrial common shares have been registered in the Loyalty Register (and thus blocked from trading in the regular trading system) for an uninterrupted period of three years in the name of the same shareholder, such shares become eligible to receive special voting shares (the “Qualifying Common Shares”) and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share. If at any time such CNH Industrial common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder shall lose his/her/its entitlement to hold a corresponding number of special voting shares.

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A holder of Qualifying Common Shares may at any time request the de-registration of some or all such shares from the Loyalty Register, which will allow such shareholder to freely trade its CNH Industrial common shares. From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived his/her/its rights to cast any votes in respect of any special voting shares associated with such Qualifying Common Shares. Upon the de-registration from the Loyalty Register, the relevant shares will therefore cease to be Qualifying Common Shares. Any de-registration request would automatically trigger a mandatory transfer requirement pursuant to which the special voting shares will be acquired by CNH Industrial for no consideration (om niet) in accordance with the terms and conditions of the special voting shares.
CNH Industrial’s common shares are freely transferable. However, any transfer or disposal of CNH Industrial’s common shares with which special voting shares are associated would trigger the de-registration of such common shares from the Loyalty Register and the transfer of all applicable special voting shares to CNH Industrial. Special voting shares are not admitted to listing and are transferable only in very limited circumstances. In particular, no shareholder shall, directly or indirectly: (a) sell, dispose of, or transfer any special voting share or otherwise grant any right or interest therein; or (b) create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any special voting share or any interest in any special voting share.
The purpose of the loyalty voting structure is to grant long-term CNH Industrial shareholders an extra voting right by means of granting, upon request, a special voting share (shareholders holding special voting shares are entitled to exercise one vote for each special voting share held and one vote for each CNH Industrial common share held) for each common share held for an uninterrupted period of three years. The special voting shares do not have any other economic entitlement except for those entitlements set forth in the Articles of Association. Under the Articles of Association holders of special voting shares are entitled to a minimum dividend, which is allocated to a separate special dividend reserve (the “Special Dividend Reserve”). The distribution of dividends from the Special Dividend Reserve can only be approved by the general meeting of the holders of special voting shares upon proposal of the Board of Directors. The power to vote upon the distribution from the Special Dividend Reserve is the only power that is granted to that meeting, which can only be convened by the Board of Directors as it deems necessary.
Section 10 of the special voting shares terms and conditions includes liquidated damages provisions intended to discourage any attempt by holders of special voting shares to violate the terms thereof. These liquidated damages provisions may be enforced by CNH Industrial by means of a legal action brought by the Company in the courts of the Netherlands. In particular, a violation of the provisions of the above-mentioned terms and conditions concerning the transfer of special voting shares may lead to the imposition of liquidated damages.
Pursuant to Section 12 of the special voting shares terms and conditions, any amendment to the terms and conditions (other than merely technical, non-material amendments) may only be made with the approval of the general meeting of shareholders of CNH Industrial.
A shareholder must promptly notify CNH Industrial upon the occurrence of a change of control, which is defined in Article 4(1)(n) of the Articles of Association as including any direct or indirect transfer, carried out through one or a series of related transactions, by a CNH Industrial shareholder that is not an individual (natuurlijk persoon) of (i) the ownership or control of 50% or more of the voting rights of such shareholder, (ii) the de facto ability to direct the casting of 50% or more of the votes which may be expressed at the general meetings of such shareholder, or (iii) the ability to appoint or remove half or more of the Directors, Executive Directors or Board members or executive officers of such shareholder or to direct the casting of 50% or more of the voting rights at meetings of the Board, governing body or executive committee of such shareholder. In accordance with Article 4(1)(n) of the Articles of Association, no change of control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by the relevant CNH Industrial’s shareholder represents less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of CNH Industrial, are not otherwise material to the Transferred Group or the change of control transaction. Article 4(1)(n) of the Articles of Association defines “Transferred Group” as comprising the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction, as such term in defined in Article 4(1)(n) of CNH Industrial’s Articles of Association. A change of control will trigger the de-registration of the applicable Qualifying Common Shares from the Loyalty Register and the suspension of the special voting rights attached to such Qualifying Common Shares.
If the Company were to be dissolved and liquidated, after all the debts of the Company have been paid, any remaining balances would be distributed in the following order of priority: (i) first, to satisfy the aggregate balance of share premium reserves and other reserves than the Special Dividend Reserve to the holders of CNH Industrial common shares in proportion to the number of common shares held by each of them; (ii) second, an amount equal to the aggregate amount of the nominal value of the CNH Industrial common shares to the holders thereof in proportion to the number of common shares held by each of them; (iii) third, an amount equal to the aggregate amount of the Special Dividend Reserve to the holders of special voting shares in proportion to the number of special voting shares held by each of them; and (iv) fourth,

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the aggregate amount of the nominal value of the special voting shares to the holders thereof in proportion to the number of special voting shares held by each of them. No liquidation payments will be made on shares that the Company holds in treasury.
GENERAL MEETING OF SHAREHOLDERS
At least one general meeting of Company shareholders shall be held every year, which meeting shall be held within six months after the close of the prior financial year.
Furthermore, general meetings of shareholders shall be held in the situations referred to in Article 2:108a of the Dutch Civil Code and as often as the Board of Directors, the Chairperson, the Senior Non-Executive Director or the Chief Executive Officer deems it necessary to hold them, without prejudice to what has been provided in the next paragraph hereof.
Shareholders solely or jointly representing at least ten percent (10%) of the Company’s issued share capital may request the Board of Directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with.
If the Board of Directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of the Company’s shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he/she is not satisfied that the applicants have previously requested the Board of Directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.
General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), and shall be called by the Board of Directors, the Chairperson, the Senior Non-Executive Director or the Chief Executive Officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second day prior to the meeting.
All convocations of meetings of shareholders and all announcements, notifications and communications to Company shareholders shall be made by means of an announcement on the Company’s website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of law or the Articles of Association, may be either included in the notice (referred to in the preceding sentence) or, to the extent provided for in such notice, on the Company’s website and/or in a document made available for inspection at the office of the Company and such other place(s) as the Board of Directors shall determine.
Convocations of meetings of shareholders may be sent to shareholders through the use of an electronic means of communication to the address provided by such shareholders to the Company for this purpose.
The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other information required by law.
An item proposed in writing by such number of shareholders who, by law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the Company has received the relevant shareholder’s request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth day before the day of the meeting.
The agenda of the Annual General Meeting shall contain, inter alia, the following items:

a)	adoption of the Company’s annual accounts;

b)	granting of discharge to the members of the Board of Directors in respect of the performance of their duties in the relevant financial year;

c)	the policy of the Company on additions to reserves and on dividends, if any;

d)	if applicable, the proposal to pay a dividend;

e)	if applicable, discussion of any substantial change in the corporate governance structure of the Company;

f)	the appointment of Directors; and

g)	any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of applicable Dutch laws.
The Board of Directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Board of Directors invokes an overriding interest, it must provide shareholders with details of the overriding interest.
When convening a general meeting of shareholders, the Board of Directors shall determine that, for the purpose of Article 18 and Article 19 of the Articles of Association, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (the “Record Date”) and are registered as such in a register to be designated by the Board of Directors for such purpose, irrespective of whether they will have

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these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which Company shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.
The general meeting of shareholders shall be presided over by the Senior Non-Executive Director or, in his/her absence, by the person chosen by the Board of Directors to act as chairperson for such meeting.
One of the persons present designated for that purpose by the chairperson of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairperson of the meeting and the secretary and signed by them in witness thereof.
The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner as described in the preceding paragraph.
If an official notarial record is made of the business transacted at the shareholders’ meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary. Each Director shall at all times have power to give instructions for having an official notarial record made at the Company's expense.
As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, shareholders entitled to attend the meeting shall be obliged to inform the Board of Directors in writing within the time mentioned in the convening notice. At the latest, this notice must be received by the Board of Directors on the day specified in the convening notice.
Shareholders and those permitted by law to attend the shareholders’ meeting may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the Company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meeting. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The Board of Directors may determine further rules concerning the deposit of the powers of attorney and any such additional rules shall be mentioned in the notice of the meeting.
The Company, as a foreign private issuer, is exempt from the proxy rules under the U.S. Securities Exchange Act of 1934, as amended.
The chairperson of the meeting of shareholders shall decide on the admittance to the meeting of persons other than those who are entitled to attend.
For each general meeting of shareholders, the Board of Directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The Board of Directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the Board of Directors may for each meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the Board of Directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.
Prior to being allowed admittance to a meeting, a shareholder or its attorney shall sign an attendance list, stating his/her/its name and, to the extent applicable, the number of votes to which he/she/it is entitled. Each shareholder attending a meeting by the use of electronic means of communication and identified in accordance with the above shall be registered on the attendance list by the Board of Directors. In the event that it concerns an attorney of a shareholder, the name(s) of the person(s) on whose behalf the attorney is acting shall also be stated. The chairperson of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.
The chairperson of the meeting may determine the time for which shareholders and others who are permitted to attend the general meeting of shareholders may speak if he/she considers this desirable with a view to the orderly conduct of the meeting.
Every share (whether common or special voting) shall confer the right to cast one vote.
Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital provided or represented.
All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified.
Blank votes shall not be counted as votes cast.
All votes shall be cast in writing or electronically. The chairperson of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.
Voting by acclamation shall be permitted if none of the shareholders present objects.

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No voting rights shall be exercised in the general meeting of shareholders for shares owned by the Company or by a subsidiary of the Company. Usufructuaries of shares owned by the Company and its subsidiaries shall however not be excluded from exercising their voting rights, if the usufruct was created before the shares were owned by the Company or a subsidiary.
Without prejudice to the other provisions of the Articles of Association, the Company shall determine for each resolution passed:

a.	the number of shares on which valid votes have been cast;

b.	the percentage that the number of shares as referred to under a. represents in the issued share capital;

c.	the aggregate number of votes validly cast; and

d.	the aggregate number of votes cast in favor of and against a resolution, as well as the number of abstentions.
ISSUANCE OF SHARES
The general meeting of shareholders or alternatively the Board of Directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares. The general meeting of shareholders shall, for as long as any such designation of the Board of Directors for this purpose is in force, no longer have authority to decide on the issuance of shares.
The general meeting of shareholders or the Board of Directors if so designated as provided in Article 5, paragraph 1 of the Articles of Association, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in the law and in the Articles of Association.
If the Board of Directors is designated to have authority to decide on the issuance of shares, such designation shall specify the class of shares and the maximum number of shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.
Payment for shares shall be made in cash unless another form of consideration has been agreed. Payment in a currency other than euro may only be made with the consent of the Company.
For a period of five years from September 28, 2018 up to and including September 27, 2023, the Board of Directors has been irrevocably authorized by the shareholders at the AGM held on April 13, 2018, to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in Article 3, paragraph 1 of the Articles of Association.
For a period of five years from April 13, 2018 up to and including April 12, 2023, the Board of Directors has been authorized by the shareholders at the AGM held on April 13, 2018 as authorized body to issue common shares and to grant rights to acquire common shares in the capital of the Company, which authorization is limited to: (i) the issuance of 15% of the total number of common shares issued in the capital of the Company as of April 14, 2018; (ii) an additional 15% of the issued share capital of the Company as per the same date in relation to mergers or acquisitions; and (iii) without application of the 15% limitation, issuance of common shares and grant of rights or options (and the ability to cancel such rights where necessary or appropriate) to subscribe for common shares in the capital of the Company in so far as this would be done to meet obligations resulting from and on the terms of the equity incentive plans of the Company.
At the AGM held on April 13, 2018 for a period of five years starting from such date and therefore up to and including April 12, 2023, the Board of Directors has been also authorized by the shareholders as authorized body to limit or exclude the statutory preemptive rights of shareholders in connection with the issuance of common shares or rights to acquire shares in the capital of the Company, pursuant the share issuance authorization described above.
In the event of an issuance of common shares, every holder of common shares shall have a right of pre-emption with regard to the shares to be issued of that class in proportion to the aggregate amount of his shares of that class; provided, however, that no such right of pre-emption shall exist in respect of shares to be issued to Directors or employees of the Company or of a group company pursuant to any Company equity incentive or compensation plan.
A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.
In the event of an issuance of special voting shares to Qualifying Shareholders, shareholders shall not have any right of pre-emption.
The general meeting of shareholders or the Board of Directors, as the case may be, shall decide when passing the resolution to issue shares in which manner and, subject to paragraph 3 of Article 6 of the Articles of Association, within what period the right of pre-emption may be exercised.

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PRINCIPAL OFFICE AND HOME MEMBER STATE
The Company is incorporated under the laws of the Netherlands. It has its corporate seat in Amsterdam and the place of effective management of the Company is in the United Kingdom.
The Company’s principal office and business address is at 25 St. James’s Street, London, SW1A 1HA, United Kingdom.
The Company is registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 56532474 and at the Companies House in the United Kingdom under file number FC031116 BR016181.
The Netherlands is the Company’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended).
CULTURE
The Board is responsible for creating a culture aimed at long-term value creation for the Group and all of its stakeholders. Operating in compliance with all applicable laws and consistent with the Company’s values and expectations is critical to creating such a culture. Accordingly, to clarify and make explicit the Company’s values and expectations the Board adopted the Company’s code of conduct (“Code of Conduct”) and the Company issued its Supplier Code of Conduct, both of which are discussed below. In addition, the Company established a compliance and ethics program that is overseen by the Global Compliance and Ethics Committee (“GCEC”). The members of the GCEC include: the Chief Executive Officer, the Chief Financial Officer, the head of Internal Audit, the Corporate General Counsel, and the Chief Compliance Officer (“CCO”). The GCEC meets at least quarterly to, among other things, review and discuss compliance and ethics trends and topics, review and discuss compliance risk assessments, discuss compliance-related training to be deployed, consider the need for new or modified compliance-related corporate policies, and review matters submitted to the Company’s Compliance Helpline (see below) and related investigations. The extent to which each employee complies with and promotes such culture and values is assessed each year through the Company’s performance assessment process. Among other things, employees are evaluated on their ability to lead people, act with integrity and honesty, drive collaboration through respect and openness, and hold themselves and others accountable.
CODE OF CONDUCT
On July 31, 2014, the Board of Directors adopted a new code of conduct (the “Code of Conduct”) that describes the Company’s values that contribute to a culture focused on long-term value creation. The Code of Conduct forms an integral part of the internal control system and sets out the principles of business ethics to which CNH Industrial adheres and which Directors, employees, officers, consultants and business “partners” are required to observe. The Code of Conduct covers topics such as the environment, health and safety, antitrust/competition, anti-corruption, data privacy, management of human resources, communities and respect of human rights.
The CNH Industrial Group uses its best endeavors to ensure that suppliers, consultants and any third party with whom the CNH Industrial Group has a business relationship be informed of the principles set forth in the Code of Conduct.
In addition, in 2015 the Company issued its Supplier Code of Conduct, which includes the Company’s guidelines and expectations for suppliers with regard to such areas as labor and human rights, the environment, trade restrictions and export controls, business ethics and anti-corruption, and reporting matters to the Company.
The Code of Conduct is available in 19 languages on the Corporate Governance section of the Company’s website, (www.cnhindustrial.com), and on the Company's intranet site.
The Supplier Code of Conduct is available on the Suppliers section of the Company’s website and on the Company's intranet site.
The Company has established dedicated channels of communication to enable CNH Industrial’s employees, customers, suppliers, and other third parties to report alleged irregularities of a general, operational and financial nature with the Company. The Company’s Compliance Helpline is a global reporting tool available in 14 languages and is managed by an independent third party. Reports may be submitted through a dedicated web portal (www.cnhindustrialcompliancehelpline.com), by phone (to a call center managed by a third party), or in person to a manager or other Company representative. Company employees are required to report compliance issues. Where legally permissible, reports may be submitted on an anonymous basis. In addition, where legally required, the nature of the reports may be limited to certain subject matters. The Company investigates reports submitted and, in appropriate cases, implements corrective and/or disciplinary actions.
The Group’s ethics and compliance program is managed by the Global Compliance function. The Company’s CCO manages the Global Compliance function and reports to the Company’s Chief Executive Officer. In addition, the CCO reports on (at least) a quarterly basis to the Audit Committee. The CCO’s reports to the Audit Committee include such things as compliance training and communications activities, material compliance and ethics trends and topics, matters reported to the Compliance Helpline, and the effectiveness of the compliance and ethics program. The Global Compliance function is responsible for, among other things, maintaining the Code of Conduct, creating and deploying compliance training,

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managing the Compliance Helpline (including investigating reported matters), creating and maintaining compliance-related corporate policies, and assessing legal and compliance risks and working with stakeholders to develop policies, procedures and controls to effectively manage such risks.
The Group’s Code of Conduct is supplemented by additional corporate policies, guidelines and procedures that provide greater detail than is contained in the Code of Conduct. Corporate policies cover areas of higher risk given the nature and extent of the Company’s business such as: conflicts of interest, bribery and corruption, antitrust/competition law, international trade compliance, and data privacy. Each year employees are required to certify that (1) they have read and understand the Code of Conduct and the Company’s conflict of interest policy, and (2) they have not violated, and are not aware of a violation of, the Code of Conduct or the conflict of interest policy.
RESPECT FOR HUMAN RIGHTS
CNH Industrial respects and promotes human rights in line with national laws, the fundamental Conventions of the International Labour Organization (ILO), the UN’s Universal Declaration of Human Rights, and the OECD Guidelines for Multinational Enterprises. In addition to setting out principles of professional conduct, the Company’s Code of Conduct also underscores the importance of respect for the individual.
The Company is committed to ensuring respect for fundamental human rights wherever it operates, and seeks to promote respect for these principles by others where it has an influence, particularly among contractors, suppliers, and other entities and individuals with whom it has a business relationship. The Company will not establish or continue a relationship with an entity or individual that refuses to respect the principles of its Code of Conduct.
CNH Industrial monitors respect for human rights both internally, through the Internal Audit function, and for suppliers, through an annual assessment process. In 2018, 70% of the Company’s employees in APAC region have been included in the analysis and 604 suppliers have been assessed worldwide, representing 51% of direct material purchases.
The Company seeks to implement a variety of measures (e.g. training activities) to help employees understand and address human rights issues in the course of their work. In 2018, the training was provided to 100% of the employees.
ANTI-CORRUPTION AND BRIBERY
CNH Industrial’s commitment to doing business with integrity means avoiding corruption in any form, including bribery, and complying with the anti-corruption laws of all countries in which it operates.
CNH Industrial has implemented and adopted an Anti-Corruption Policy, which is distributed to all Company employees and senior management across all Regions, and is available on the Company’s intranet portal in 16 languages. The Company also provides corruption prevention training using both online and scenario-based classroom training.
CNH Industrial’s Internal Audit function verifies, among other things, corruption prevention processes and controls. The results of such internal audits are submitted to both the Company’s Audit Committee and senior management, in order to enable them to take action when an opportunity to improve internal controls is identified. In 2018, no substantiated reports of bribery or corruption were reported to the Company through the Compliance Helpline or otherwise. In addition, Internal Audit activities did not identify bribery or corruption problems or issues. The Company also investigates and tracks, among other things, all corruption allegations to evaluate the need for additional controls and training, and surveys all employees annually, reminding them of their obligation to report compliance issues.
In addition, the Company’s Supplier Code of Conduct sets forth the Company’s expectations with respect to all suppliers. The Supplier Code of Conduct prohibits any form of bribery, “kickbacks”, or any other improper payment (of cash or anything of value) to a third party to obtain an unfair or improper advantage.
COMMUNITY RELATIONS
As stated in the Code of Conduct, CNH Industrial is aware of the potential direct and indirect impact of its decisions on the communities in which it operates. For this reason, the Company promotes an open dialogue to ensure that the legitimate expectations of local communities are duly taken into consideration, and voluntarily endorses projects and activities that encourage their economic, social, and cultural development. Moreover, CNH Industrial acts in a socially responsible manner by respecting the culture and traditions of each country, and by operating with integrity to earn the trust of the community.
The individual Regions or brands decide which projects to support based on actual local needs, maximizing open dialogue with local stakeholders and collecting their suggestions for improvement. They also decide whether to act directly or through partnerships with local institutions and organizations working in the social sphere.
The CNH Industrial Community Investment Policy, available on the Company's website, ensures that activities are managed consistently, identifying methods and defining areas of application at a global level.
In 2018, resources allocated by CNH Industrial to communities were valued at approximately $5.8 million.

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In addition, CNH Industrial strives to respond rapidly to the needs of people affected by natural disasters. The Company channels resources (vehicles and financial and technical support) to aid impacted communities, and coordinates employees who want to voluntarily assist in relief efforts.
RELATED PARTY TRANSACTIONS POLICY
The Company adopted a Related Party Transactions Policy to ensure that all the transactions with related parties (as defined in compliance with IAS 24 and ASC 850) shall be subject to proper review, approval or ratification, as the case may be, in accordance with certain procedures set forth by the Company to ensure full transparency and substantive and procedural fairness.
INSIDER TRADING POLICY
On September 9, 2013, the Board of Directors adopted an Insider Trading Policy setting forth guidelines and recommendations to all Directors, officers and employees of the CNH Industrial Group with respect to transactions in CNH Industrial’s securities or the securities of any third party to the extent that such person acquires material non-public information in relation to that third party, or the financial instruments of that third party, as a result of such person’s employment with, or service to, the CNH Industrial Group. This policy, which also applies to immediate family members and members of the households of persons covered by the policy, is designed to prevent insider trading or allegations of insider trading, and to protect CNH Industrial’s reputation for integrity and ethical conduct.
The Insider Trading Policy is available on the Corporate Governance section of the Company’s website, www.cnhindustrial.com.
MARKET ABUSE REGULATION (MAR)
On July 3, 2016, the Market Abuse Regulation (Regulation (EU) No 596/2014, “MAR”) entered into force in the EU replacing the existing current rules in the different European countries originated by the implementation of an EU directive issued in 2003.
The focus of MAR is the prevention of any form of insider dealing (including attempted insider dealing and recommending or inducing another to engage in insider dealing), market manipulation (including attempted market manipulation), and unlawful disclosure of inside information (“Inside Information”).
In the field of prevention of insider dealing, the MAR reiterates the notification regime in place for managers’ transactions involving issuer’s securities. Under the MAR, persons discharging managerial responsibilities (“PDMR”) and persons closely associated with them must notify the issuers and the national competent authority of every transaction conducted on their own account relating to the shares or debt instruments of that issuer, or to derivatives or other financial instruments linked to those shares or debt instruments.
DISCLOSURE OF INSIDE INFORMATION
Inside Information, as defined under the MAR, is crucial for CNH Industrial since EU rules set forth a clear obligation upon the issuers to publicly disclose such Inside Information without delay. This disclosure requirement shall be complied with through the publication of a press release in accordance with the modalities set forth under the MAR disclosing to the public the relevant Inside Information. Delay in disclosure of Inside Information to the public is allowed on issuer’s own responsibility provided that all of the following conditions are met: (i) immediate disclosure is likely to prejudice the legitimate interests of the issuer or emission allowance market participant, (ii) delay of disclosure is not likely to mislead the public, and (iii) the issuer or emission allowance market participant is able to ensure the confidentiality of that information.
INSIDERS LISTS
Pursuant to Article 18 of the MAR, CNH Industrial as well as persons acting on its behalf or for its account, shall draw up in accordance with a precise electronic format and keep regularly updated, a list of persons who, in the exercise of their employment, profession or duties, have access to Inside Information. CNH Industrial shall transmit the Insider list to the relevant competent authority, upon its request.
PUBLIC TENDER OFFERS AND PRIVATE BIDS
Any offer launched for CNH Industrial’s common shares (and /or for financial instruments linked to such common shares) and bonds with respect to both voluntary and mandatory public tender offers shall be managed in compliance with applicable laws and regulations, relevant provisions and with any requirement imposed by/or subject to national relevant authority’s supervision, in particular, among other things, the provisions concerning the tender offer price, the content of the offer document and the disclosure of the tender offer.

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If and when occurring, CNH Industrial will respond appropriately to any potential future private bid considering the circumstances of such matter at the relevant time.
DISCLOSURES PURSUANT TO DECREE IMPLEMENTING ARTICLE 10 EU-DIRECTIVE ON TAKEOVERS
In accordance with the Dutch Besluit artikel 10 overnamerichtlijn (the Decree), the Company makes the following disclosures:

a.
For information on the capital structure of the Company, the composition of the issued share capital and the existence of the two classes of shares, please refer to Note 23 “Equity” to the Consolidated Financial Statements in this Annual Report. For information on the rights attached to the common shares, please refer to the Articles of Association which can be found on the Company’s website. To summarize, the rights attached to common shares comprise pre-emptive rights upon issue of common shares, the entitlement to attend the general meeting of shareholders and to speak and vote at that meeting and the entitlement to distributions of such amount of the Company’s profit as remains after allocation to reserves. For information on the rights attached to the special voting shares, please refer to the Articles of Association and the Terms and Conditions for the Special Voting Shares which can both be found on the Company’s website and more in particular to the paragraph “Loyalty Voting Structure” of this Annual Report. As at December 31, 2018, the issued share capital of the Company consisted of 1,364,400,196 common shares, representing 77% of the aggregate issued share capital and 396,474,276 special voting shares, representing 23% of the aggregate issued share capital.

b.
The Company has imposed no limitations on the transfer of common shares. The Articles of Association provide in Article 12 for transfer restrictions for special voting shares. The Company is not aware of any depository receipts having been issued for shares in its capital.

c.
For information on participations in the Company’s capital in respect of which pursuant to Sections 5:34, 5:35 and 5:43 of the Dutch Financial Supervision Acts (Wet op het financieel toezicht) notification requirements apply, please refer to the chapter “Major Shareholders” of this Annual Report. There you will find a list of shareholders who are known to the Company to have holdings of 3% or more.

d.	No special control rights or other rights accrue to shares in the capital of the Company.

e.	Current equity incentive plans adopted by the Company are administered by the Compensation Committee.

f.
No restrictions apply to voting rights attached to shares in the capital of the Company, nor are there any deadlines for exercising voting rights. The Articles of Association do not allow the Company to cooperate with the issue of depository receipts for shares.

g.	The Company is not aware of the existence of any agreements with shareholders which may result in restrictions on the transfer of shares or limitation of voting rights.

h.
The rules governing the appointment and dismissal of members of the board of directors of the Company are stated in the Articles of Association of the Company. All members of the Board of Directors are appointed by the general meeting of shareholders. The term of office of all members of the Board of Directors is for a period of approximately one year after appointment, such period expiring on the day the first Annual General Meeting of Shareholders is held in the following calendar year. The general meeting of shareholders has the power to dismiss any member of the Board of Directors at any time.

The rules governing an amendment of the Articles of Association are stated in the Articles of Association and require a resolution of the general meeting of shareholders which can only be passed pursuant to a prior proposal of the Board of Directors of the Company.

i.
The general powers of the Board of Directors are stated in the Articles of Association of the Company. For a period of five years from September 28, 2018 up to and including September 27, 2023, the Board of Directors has been irrevocably authorized by the shareholders at the AGM held on April 13, 2018 to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set forth in Article 3, paragraph 1 of the Articles of Association. For a period of five years from April 13, 2018 up to and including April 12, 2023, the Board of Directors has been authorized by the shareholders at the AGM held on April 13, 2018 as authorized body to issue common shares and to grant rights to acquire common shares in the capital of the Company, which authorization is limited to: (i) the issuance of 15% of the total number of common shares issued in the capital of the Company as of April 14, 2018; (ii) an additional 15% of the issued share capital of the Company as per the same date in relation to mergers or acquisitions; and (iii) without application of the 15% limitation, issuance of common shares and grant of rights or options (and the ability to cancel such rights where necessary or appropriate) to subscribe for common shares in the capital of the Company in so far as this would be done to meet obligations resulting from and on the terms of the equity incentive plans of the Company. At the AGM held on April 13, 2018 for a period of five years starting from such date and therefore up to and including April 12, 2023, the Board of Directors has been also authorized by the shareholders as authorized body to limit or exclude

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the statutory preemptive rights of shareholders in connection with the issuance of common shares or rights to acquire shares in the capital of the Company, pursuant the share issuance authorization described above.
The Board of Directors is authorized to acquire special voting shares in the capital of the Company for no consideration. Further rules governing the acquisition of shares by the Company in its own share capital are set out in article 5 of the Articles of Association of the Company.

j.
The Company is not a party to any significant agreements which will take effect, will be altered or will be terminated upon a change of control of the Company as a result of a public offer within the meaning of Section 5:70 of the Dutch Financial Supervision Act (Wet op het financieel toezicht), provided that some of the loan agreements guaranteed by the Company and certain bonds guaranteed by the Company contain clauses that, as it is customary for such financial transactions, may require early repayment or termination in the event of a change of control of the guarantor or the borrower. In certain cases, that requirement may only be triggered if the change of control event coincides with other conditions, such as a rating downgrade.

SUSTAINABILITY PRACTICES
CNH Industrial is committed to operating in an environmentally and socially-responsible manner, creating long-term value for all its stakeholders. For this purpose, the Company has a robust Governance model, to manage all its operations in an ethical and transparent way. Sustainability in CNH Industrial is a way of doing business and it involves every area, function and employee within the organization.
The materiality analysis, which defines social and environmental priorities, contains approximately 200 KPIs, that monitor the sustainability performance, the Sustainability Plan, which tracks commitments, and the annual Sustainability Report are the main tools of the sustainability management system.
For further details see the previous section on “Our Commitment to Sustainable Development”.
COMPLIANCE WITH DUTCH CORPORATE GOVERNANCE CODE
While CNH Industrial endorses the principles and best practice provisions of the DCGC, its current corporate governance structure deviates from the following best practice provisions, only with respect to minor aspects as follows:

▪
Under best practice provision 5.1.3, the chairman of the management board should be an independent Director. CNH Industrial has adopted a one-tier governance structure with two Executive Directors and, in accordance with section 14(2) of the Articles of Association, the Board has granted to them, respectively, the title of ‘Chairman’ and ‘Chief Executive Officer’. The Board has entrusted to an independent Director the duties attributed by the DCGC to the chairman of the management board in one-tier companies (or to the chairman of the supervisory board in two-tier companies). The Board has granted to such independent Director the title of ‘Senior Non-Executive Director’ (so as to distinguish such Director from the Chairman of the Company, who is an Executive Director). As a consequence, despite the difference in corporate titles, the Company believes it complies with best practice provision 5.1.3, as the current Senior Non-Executive Director satisfies the requirements described in best practice provision 5.1.3 of the DCGC.

▪
CNH Industrial deviates from best practice provision 2.3.4 in that the Senior Non-Executive Director (who is independent) is the chairman of the Compensation Committee, whereas the DCGC provides that the persons who chairs the board meeting should not assume the role of chairman of the remuneration committee. The Company believes that such duplication of role enhances the effectiveness of the Senior Non-Executive Director and is consistent with the intent of best practice provision 2.3.4.

▪
The Board has not appointed a vice-chairman in the sense of best practice provision 2.3.7 of the DCGC. Since the Company adopted a one-tier governance structure with a single management board comprised of Executive Directors and Non-Executive Directors, the Board has granted the title of ‘Chairman’ to one Executive Director and designated as ‘Senior Non-Executive Director’ one of the Non-Executive Directors. The Senior Non-Executive Director is responsible for the proper functioning of the Board of Directors and its Committees. Furthermore, the Board Regulations provide that in absence of the Senior Non-Executive Director any other Non-Executive Director chosen by a majority of the Directors present at a meeting shall preside at meetings of the Board of Directors. The Company considers the above sufficient to ensure that the role and function assigned by the DCGC to the vice-chairman is properly discharged.

▪
Pursuant to best practice provision 4.1.8 of the DCGC, every Executive and Non-Executive Director nominated for appointment should attend the Annual General Meeting at which votes will be cast on his/her nomination. Since, pursuant to the Articles of Association, the term of office of Directors is approximately one year, such period expiring on the day the first Annual General Meeting of Company shareholders is held in the following calendar year, all members of the Board of Directors are nominated for (re)appointment each year. By publishing the relevant biographical details and curriculum vitae of each nominee for (re)appointment, the Company ensures that the

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Company's general meeting of shareholders is well informed in respect of the nominees for (re)appointment and in practice only the Executive Directors will therefore be present at the Annual General Meeting.

▪
The Company does not have a retirement schedule as referred to in paragraph 2.2.4 of the DCGC. Pursuant to the Articles of Association, the term of office of Directors is approximately one year, such period expiring on the day the first Annual General Meeting of Company shareholders is held in the following calendar year. This approach is in line with the general practice for companies listed in the U.S. As the Company is listed on the NYSE, it also relies on certain U.S. governance requirements and practices, one of which is the reappointment of Directors at each Annual General Meeting of Company shareholders.

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Statement by the Board of Directors
Based on the assessment performed, the Board of Directors believes that, as of December 31, 2018, the Group’s and the Company’s Internal Control over Financial Reporting is considered effective and that (i) the Report on Operations provides sufficient insights into any material weakness in the effectiveness of the internal risk management and control systems. This is discussed in section “Internal Control System”; (ii) the internal risk management and control systems are designed to provide reasonable assurance that the financial reporting does not contain any material inaccuracies. This is discussed in section “Internal Control System”; (iii) based on the current state of affairs, it is justified that the Group’s and the Company’s financial reporting is prepared on a going concern basis. This is justified by the discussion in the Notes to the Consolidated Financial Statements and in the Notes to the Company Financial Statements; and (iv) the Report on Operations states those material risks and uncertainties that are, in the Board of Director’s judgment, relevant to the expectation of CNH Industrial’s continuity for the period of twelve months after the preparation of the Report on Operations. Refer to section “Risk Factors”.

March 1, 2019

Suzanne Heywood
Chairperson

Hubertus Mühlhäuser
Chief Executive Officer
Responsibilities in respect of the Annual Report
The Board of Directors is responsible for preparing the Annual Report, inclusive of the Consolidated and Company Financial Statements and Report on Operations, in accordance with Dutch law and International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union (“EU-IFRS”).
In accordance with Section 5:25c, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss for the year of CNH Industrial N.V. and its subsidiaries and that the Report on Operations provides a true and a fair view of the performance of the business during the financial year and the position at balance sheet date of CNH Industrial N.V. and its subsidiaries, together with a description of the principal risks and uncertainties that CNH Industrial N.V. and the Group face.

March 1, 2019

The Board of Directors

Suzanne Heywood
Hubertus Mühlhäuser
Mina Gerowin
Léo W. Houle
Peter Kalantzis
John Lanaway
Silke C. Scheiber
Guido Tabellini
Jacqueline A. Tammenoms Bakker
Jacques Theurillat

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REMUNERATION REPORT
The quality of our leadership and their commitment to the Company are fundamental to our success. Our compensation philosophy supports our business strategy and growth objectives in a diverse and evolving global market. Our Remuneration Policy is designed to competitively reward the achievement of long-term sustainable performance goals and to attract, motivate and retain highly qualified senior executives who are committed to performing their roles in the long-term interest of our shareholders and other stakeholders. Given the changing international standards regarding appropriate remuneration, a variety of factors have been taken into consideration, such as the complexity of functions, the scope of responsibilities, the alignment of risks and rewards, national and international legislation and the long-term objectives of the Company and its shareholders. The Compensation Committee of the Board of Directors (“Compensation Committee”) reviews the Remuneration Policy on an annual basis.
REMUNERATION POLICY AVAILABLE ON OUR WEBSITE
The Compensation Committee provides to the Non-Executive Directors of the Board its recommendation for total compensation of the Executive Directors. It does so in accordance with the Company’s Remuneration Policy. The Non-Executive Directors approve all Executive Directors’ compensation terms and conditions based on the Remuneration Policy, as aligned with Dutch law and the Dutch Corporate Governance Code.
At the 2014 Annual General Meeting of Shareholders (“AGM”), our shareholders approved the Company’s Remuneration Policy. At the 2017 AGM, our shareholders approved an amendment to the Remuneration Policy pursuant to which all fees payable to Non-Executive Directors will be paid in cash. A copy of the amended Remuneration Policy is available on the Company’s website, www.cnhindustrial.com.
The Compensation Committee reviews the Remuneration Policy and its implementation annually. In addition, in formulating the Remuneration Policy, the Board of Directors ("Board") took into consideration the aspects set forth in best practice 3.1.2 of the Dutch Corporate Governance Code. The Committee did not recommend to the Board adjustments to the Remuneration Policy be put to shareholders at the 2019 Annual General Meeting.
CHANGE IN EXECUTIVE DIRECTORS IN 2018
During 2018, the Company's executive directors changed. At the end of April, the former CEO, Richard Tobin, left the Company voluntarily, and Derek Neilson, one of our senior managers, was appointed as Chief Executive Officer, Ad Interim. On September 17, 2018, Hubertus Mühlhäuser, recruited externally, assumed the position of CEO. On July 21, 2018, the Board of Directors, having been apprised of the deteriorating health situation of its Chairman Sergio Marchionne, appointed Lady Heywood as Chairperson with immediate effect. On July 25, 2018, Mr. Marchionne passed away. Shareholders appointed Lady Heywood and Mr. Mühlhäuser as Executive Directors at the November 29, 2018 Extraordinary General Meeting.

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FINANCIAL YEAR 2018 – BUSINESS HIGHLIGHTS
The foundation of CNH Industrial’s Remuneration Policy is pay for performance. The following table highlights key 2018 Company achievements.

FINANCIAL HIGHLIGHTS(*)	STRATEGIC DEVELOPMENTS AND INITIATIVES
■ Standard & Poor’s Global Ratings further raised the credit ratings of both CNH Industrial N.V. and CNH Industrial Capital LLC from “BBB-" to “BBB", with stable outlook	■ CNH Industrial launched the new Precision Farming aftermarket brand AGXTEND, focused exclusively on aftermarket precision farming technology solutions
■ Moody’s raised its credit ratings to Baa3 ("investment grade") with stable outlook for CNH Industrial N.V., CNH Industrial Capital LLC, and CNH Industrial Finance Europe S.A.	■ The Company and Farmers Edge entered into a strategic digital agriculture agreement, providing connectivity and agronomic solutions for New Holland AG and Case IH customers
■ Met all CNH Industrial guidance for Net Sales of Industrial Activities, Adjusted Diluted EPS and Net Industrial Debt	■ Maxxum 145 Multicontroller powered by FPT Industrial N45 engine was awarded "Tractor of the Year 2019" and "Best Design 2019," at the EIMA International farm equipment trade fair
■ 2018 YTD Adjusted EPS up 74% year-over-year	■ IVECO Stralis NP 460 won "Sustainable Truck of the Year 2019" at Ecomondo 2018
■ Generated $1,117 million in Adjusted Net Income, an increase of 72% vs 2017 ($651 million) and $2,101 million in Consolidated Adjusted EBIT, an increase of 28% year-over-year	■ At the 2018 IAA exhibition, IVECO was the first to have a low emission area that is 100% diesel free, and IVECO BUS On-Motion-Charging Crealis was named "Sustainable Bus of the Year 2019"
■ Consolidated revenue up 7.2% year-over-year, with improved Consolidated Adjusted EBIT margin of 7.1% (versus 5.9% in 2017)	■ FPT industrial launched its state of the art Tier 4 Final power generation engines at Power-Gen in Orlando
■ Reduced Net Industrial Debt by one-third to $0.6 billion from $0.9 billion at the end of 2017	■ FPT Industrial’s marine diesel engine broke the Guinness world powerboat speed record
■    Continued margin improvement in all industrial segments with strong operating leverage in all business segments, with a continued improvement versus prior year in Agricultural Equipment, and a sustained year-over-year improvement in Construction Equipment
■ FPT Industrial’s engine powered the drone that broke the Guinness world record for heaviest drone carried payload
■ Commercial Vehicles refocusing strategy on better product mix, together with positive price realization versus prior year	■ The new CASE TR320 compact track loader was named one of the “China Top 50 Construction Machinery Products of the Year”
■ Powertrain continued to demonstrate strong performance in 2018, with and Adjusted EBIT of $406 million versus $360 million in 2017	■ CASE Construction Equipment won in the compaction equipment category at the Equipment India Awards for the fifth consecutive year
■ Debt refinancing with lower interest cost as a result of improved credit ratings	■ Confirmed Industry Leader for the eighth consecutive year by the Dow Jones Sustainability Indices
■ Continued investment in new products and technology with capital expenditures ("CAPEX") up 13% and research and development ("R&D") spending up 11% versus prior year	■ Continued important World Class Manufacturing (WCM) achievements with 1 gold, 17 silver (up 2) and 25 bronze (up 4) medaling plants by the end of 2018

(*)	All financial figures are based on financial statements prepared in accordance with U.S. GAAP.

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Definitions of non GAAP metrics referenced in the above table (derived from financial information prepared in accordance with U.S. GAAP):
Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.
Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.
Adjusted EBIT: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other postemployment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.
REMUNERATION PRINCIPLES
Our compensation approach is designed to provide a reward structure that allows CNH Industrial to attract and retain the most highly qualified executive talent and to motivate our executives to substantially contribute to the achievement of business and financial goals that create long-term value for shareholders and other stakeholders. CNH Industrial’s compensation philosophy, as set forth in the Remuneration Policy, aims to provide compensation to its Executive Directors, and other senior leaders, consistent with our core business and leadership values, as outlined below.

Alignment with CNH Industrial’s Strategy	■ Compensation is strongly linked to the achievement of targets aligned with the Company’s publicly disclosed objectives.
Pay for Performance
■    Compensation must reinforce our performance driven culture and principles of meritocracy. As such, the majority of pay is linked directly to the Company’s performance through both short- and long-term variable pay instruments.

Competitiveness	■ Compensation will be competitive relative to the comparable market and set in a manner to attract, retain and motivate very effective leaders and highly qualified executives.
Long-Term Shareholder Value Creation	■ Targets triggering any variable compensation payment will align with interests of shareholders.
Compliance	■ Our compensation policies and plans will be designed to comply with applicable laws and corporate governance requirements.
Risk Prudence	■ The compensation structure will avoid incentives that encourage unnecessary or excessive risks that could threaten the Company’s value.
COMPENSATION PEER GROUP
In 2018, the Compensation Committee reviewed potential compensation peer companies, operating in similar industries and geographies with whom we are most likely to compete for talent at the executive level. The Compensation Committee strives to develop a compensation peer group that best reflects all aspects of CNH Industrial’s business and considers public listing, industry practices, geographic reach and revenue proximity. Market capitalization was considered a secondary characteristic. Our Company has few direct business competitors, which makes it difficult to create a compensation peer group based on industry, revenues or market capitalization alone. Additionally, notwithstanding CNH Industrial being a European headquartered company, evaluation against peer companies incorporated in only the European geographic region was believed to be inappropriate, in particular in light of being listed in both the New York and Milan stock exchanges and the strong commercial presence in the United States. Accordingly, the compensation peer group for the Chief Executive Officer (“CEO”) and the Chairperson includes a blend of U.S. S&P 500 industrial and non-U.S. global industrial companies with revenues greater than $10 billion as shown in the table below. A blend of both U.S. and non-U.S. companies for the compensation peer group is deemed necessary for meaningful comparisons to the relevant talent market for our executives. In 2018, no change was made to the compensation peer group.

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Our compensation peer group is utilized to evaluate market-oriented targeted pay levels. The pay elements are designed to align actual pay levels with Company performance.

2018 Compensation Peer Group

U.S. Companies	Non-U.S. Companies
AGCO Corporation	AB Volvo
Caterpillar Inc.	Continental AG
Cummins Inc.	Man SE
Deere & Company
Honeywell International Inc.
Johnson Controls International
Magna International Inc.
Navistar International Corporation
PACCAR Inc.
United Technologies Corporation

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OVERVIEW OF REMUNERATION ELEMENTS
The Executive Directors’ remuneration consists of the following primary elements:

Remuneration Element	Description	Strategic Purpose
Base Salary	■ Fixed cash compensation	■ Attracts and rewards high performing executives via market competitive pay
Short-Term Variable	■ Based on achievement of annually predetermined performance objectives	■ Drives company-wide and individual performance
	■ Objectives comprised of four financial metrics: Adjusted Net Income, Consolidated Adjusted EBIT, Consolidated Revenues and Net Industrial Debt	■ Rewards annual performance
	■ For the CEO, target payout is 125% of base salary and maximum payout is 200% target payout	■ Motivates executives to achieve performance objectives that are critical to our annual operating and strategic plans
	■ No discretion applies	■ Aligns executives’ and shareholders' interests
■ The Chairperson does not participate in the annual bonus program
Long-Term Variable	■ Two components:	■ Encourage executives to achieve long-term strategic and financial objectives
○ 75% based on Company performance
○ 25% based on individual performance and leadership
○ for the Company performance component: 100% linked to Relative TSR versus 6 industry specific peer companies, subject to modifier based on Company’s credit rating
	■ Five-year equity holding period for Executive Directors	■ Motivates executives to deliver sustained long-term growth
	■ Both the CEO and Chairperson participate	■ Aligns executives’ and shareholders' interests through long-term value creation
■ Enhance retention of key talent
Post Employment Benefits	■ CEO:	■ Provides Executive income security
○ Company sponsored retirement savings programs, available to all salaried employees
○ Severance protection of 12 months’ base salary, consistent with Dutch Corporate Governance Code best practice
○ Prorated equity award vesting in the event of death, disability or involuntary termination by the the Company, not for cause
○ Retiree healthcare benefits
■ Chairperson:
○ Prorated equity award vesting in the event of death or disability. Board discretion in the event of end of mandate
○ No other post mandate benefits provided
Other Benefits	■ CEO:	■ Customary fringe benefits consistent with offerings of compensation peer group
○ typical benefits such as a company car, medical insurance, accident insurance
○ tax equalization for any non U.S. sourced employment income
■ Chairperson: No benefits provided

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2018 TARGET DIRECT COMPENSATION MIX
The Compensation Committee believes that the Company’s Total Direct Compensation Mix aligns the interests of our Executive Directors with those of our shareholders. It is designed to reward our executives based on achievement of sustained financial and operating performance as well as demonstrated leadership. The total annual target compensation of the Executive Directors emphasizes pay for performance and long-term value creation, as evidenced by having significant pay at risk, contingent on performance.
The CEO’s targeted annual compensation of $8.5 million consists of:

▪	Base salary: $1.1 million

▪	Target bonus: $1.4 million (125% of base salary); and

▪	Target equity (fair market value at grant): $6.0 million, of which 75% is performance based and 25% is retention based.
This is illustrated in the weighting of the Target Pay Mix chart below:

For the performance based pay elements, the combination of the annual incentive and the long-term performance based incentive represents nearly 70% of the CEO's targeted pay contingent on performance. For the link to long-term value creation, the total targeted long-term incentive (combining the performance based LTI and the retention based LTI), is above 70% of total direct compensation. Further alignment for long-term value creation is supported by a requirement that equity awards be held for a minimum of five years from date of grant.
The CEO, having discussed the Company’s pay philosophy with the Board prior to joining the Company, fully accepts his compensation package and his targeted mix of pay. The CEO embraces the pay for performance compensation philosophy and is aligned with and favors the risks and rewards that come with that approach to compensation. Furthermore, the CEO recognizes that his leadership position demands setting the example and to advocate a shared, one-company mindset of performance and accountability to deliver on business objectives.
In regard to the Chairperson’s Executive Director role, in December 2018, the Board approved targeted annual compensation of $1.0 million consisting of:

▪	Base salary: $0.25 million;

▪	No annual bonus eligibility; and

▪	Target equity (fair market value at grant): $0.75 million, of which 75% is performance based and 25% is retention based.

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This is illustrated in the weighting of the Target Pay Mix chart below:
In the Executive Chairperson role, the duties focus more on long-term value creation than on day to day management, and the variable incentives are aligned accordingly with no short-term incentive pay, but with long-term incentive reward opportunity. Further linkage to long-term value creation is supported by a requirement that equity awards be held for a minimum of five years from date of grant. The Board discussed with the Chairperson her total compensation package, and the Chairperson is fully aligned with the compensation package and the long-term emphasis of her pay elements.
In accordance with Dutch Corporate Governance Code, both Executive Directors’ equity awards are long-term investments in the Company and fully align with the shared interests of shareholders.
Executive Directors' 2018 Realized Compensation
In terms of realized compensation for 2018, the CEO earned $0.3 million consisting of base salary only. No variable pay was paid to the CEO in 2018, since the CEO started with the Company on September 17, 2018, and there were no cash or equity sign-on bonuses realized during 2018. The Chairperson’s 2018 realized compensation was $0.2 million, consisting of Board retainer and Committee fees paid to Lady Heywood in her role as Non-Executive Director. No incentive pay was earned by the Chairperson in 2018.
For the former CEO, Richard Tobin realized in 2018 a total of $2.9 million, consisting of (i) fixed base salary through April 2018 of $0.4 million and (ii) variable pay from performance year 2017 of $2.5 million. All outstanding equity awards were forfeited upon Mr. Tobin's resignation from the Company. The former Chairman, Sergio Marchionne, realized in 2018 a total of $5.7 million, consisting of (i) $0.9 million fixed base salary through July 2018 and (ii) $4.8 million of vested equity awards.
Internal Pay Ratios
The Compensation Committee considered internal pay ratios within the Company and its affiliated enterprise, when setting the Executive Directors’ compensation, in line with the guidance under the Dutch Corporate Governance Code. In the absence of prescribed methodologies within the Dutch Corporate Governance Code, we chose to consider the median compensated employee, in order to compare most readily to our peers who disclose a pay ratio (i.e., U.S. based peers who follow SEC prescribed guidelines).
The median compensated employee was identified using the annualized base salaries of all active employees, including all salary levels globally, except those employees in joint ventures who are compensated by the joint venture partner, as of November 30, 2018 and converting to a common currency, USD, using November year-to-date average exchange rates. Once identified, the median employee’s 2018 compensation, consisting of actual fixed and variable earnings, excluding fringe benefits and social contributions, was compared to each of the Executive Directors’ targeted annual compensation.
In regard to the Executive Directors, in consideration of the partial year earnings realized by the CEO in 2018 and the December 2018 approval of the Chairperson’s compensation, we deemed the Executive Directors’ annual target compensation, including base salary and short and long-term target incentive, to be the most appropriate for the 2018 pay comparison. Using the CEO’s targeted annual compensation of $8.5 million, the resulting CEO pay ratio versus the median

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employee was 229. Similarly, the resulting Chairperson pay ratio using her targeted annual compensation of $1.0 million versus the median employee was 27. The development of these ratios will be monitored and disclosed going forward.
Base Salary
The base salary established for the new Executive Directors in 2018 takes into consideration the executive’s skills, scope of job responsibilities, experience, and competitive market and compensation peer group pay comparisons as described above. The Company believes that paying our Executive Directors at median of these benchmarks is appropriate to retain them throughout the business cycle.
The CEO’s annual base salary is $1.1 million and the Chairperson’s base salary is $250,000, and their base salaries are in the competitive range for their respective roles.
Variable Components
Our Executive Directors are eligible to receive variable compensation contingent on the achievement of pre-established, challenging financial and other designated performance objectives that are approved by the Company’s Non-Executive Directors. The variable components of our Executive Directors’ remuneration, both the short- and the long-term incentives, where applicable, demonstrate our commitment to shareholders and long-term value creation by using metrics that align with our business strategy of delivering exceptional operating performance and shareholder returns. The Non-Executive Directors believe that placing significantly more weight on the long-term component is appropriate to align the Executive Directors efforts on the Company’s long-term success.
As specified by Dutch Corporate Governance Code, scenario analyses are carried out annually to examine the relationship between the performance criteria chosen and the possible outcomes of variable remuneration of the Executive Directors. Such analysis was carried out for the 2018 financial year, and the Company found a strong link between remuneration and performance and concluded that the chosen performance criteria strongly supports the Company’s strategic objectives and are appropriate under both the short-term and long-term incentive components of total remuneration.
Short-Term Incentives
The primary objective of short-term variable incentives is to focus on the business priorities for the current or following year. As such, our CEO participates in the annual incentive plan, but our Chairperson does not as the focus of her role is long-term. Our CEO’s short-term variable incentive compensation is based on achieving short-term (annual) financial and other designated goals proposed by the Compensation Committee and approved by the Chairperson and Non-Executive Directors each year.
Our Methodology for Determining Annual Bonus Awards

*
The bonus elements and calculations for the CEO follow the same Achieve and Earn philosophy for all bonus eligible employees, except for the individual performance and leadership factor that applies to other bonus eligible employees. As a result, there is no Board discretion in determining the outcome of the CEO’s bonus, in line with the guidance from the Dutch Corporate Governance Code.

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When determining the Executive Directors’ annual performance bonus, the Compensation Committee and the Non-Executive Directors:

▪	approve the Executive Directors’ target and maximum allowable bonus;

▪	select the choice and weighting of objectives;

▪	set the stretch objectives;

▪	review the performance actually delivered to determine the appropriate overall measurement of achievement of the objectives; and

▪	approve the final bonus determination.
In 2018, the Compensation Committee changed the bonus plan design to include four metrics (compared to two in 2017). The four metrics are Adjusted Net Income, Consolidated Adjusted EBIT, Consolidated Revenues, and Net Industrial Debt. The Compensation Committee established challenging goals for each metric, each which pays out independently. There is no minimum bonus payout. As a result, if none of the threshold objectives are satisfied, there is no bonus payment.
The target incentive for the annual bonus program is 125% of base salary for the CEO, linked to approved targets each year which are consistent with our public guidance to investors. To earn any incentive, the threshold performance must be at least 90% of the specific target established. To earn the maximum payout of 200% of target, actual results must be 150% of the target performance, or greater, for all the performance metrics.
CEO Annual Bonus
The bonus earned by the CEO for performance year 2018, payable in 2019, was $0.5 million, reflecting prorated eligible earnings (from September 17) and as determined by the achievement of pre-determined objectives and the corresponding overall company performance factor illustrated in the table below:
2018 Annual Bonus Program

2018 Performance Metric	Weight	Threshold ($ million)	Target ($ million)	Maximum ($ million)	Company Performance – Actual ($ million)	Company Performance Factor
Adjusted Net Income (Loss)(1)	40%	783	870	1,305	1,117
Consolidated adjusted EBIT(2)	30%	1,647	1,830	2,745	2,101
Consolidated revenues(3)	20%	26,100	29,000	43,500	29,706
Net Industrial Debt(4)	10%	990	900	450	600
Overall Company Performance Factor:						139.2%
All of the definition and the actual results of each metric are disclosed in the Company's 2018 full year earnings release.
(1) Adjusted Net Income (Loss) is defined as net income (loss), less restructuring charges and non-recurring items, after tax.
(2)    Consolidated adjusted EBIT is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other postemployment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

(3) Consolidated revenues correspond to Net Sales and Finance, Interest, and Other Income of Industrial Activities and Financial Services, net of eliminations and other.
(4)    Net Industrial Debt is defined, with reference to Industrial Activities only, as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt.

Discussion of 2018 Results
The Company exceeded expectation on all metrics in spite of extremely challenging market conditions due to costly restrictions to free trade, interest rate hikes, and indicators of a softening in the global economy. For the 2018 financial year, the bonus plan achievement for Adjusted Net Income was $1,117 million, a 72 % increase over 2017 and 28% over target; Consolidated adjusted EBIT results exceeded targets when using an equivalent defined metric in 2017; Consolidated Revenues came in higher both year-over-year and versus target; and Net Industrial Debt was reduced through diligent cash flow management.
All of the financial objectives, when set, were deemed challenging and in line with external guidance to shareholders. As evidenced by the comparison to 2017, performance exceeded targets that exceeded prior year results, illustrating the commitment of the Company and the Compensation Committee to rigorously review and consistently calibrate performance measures.

Report on Operations Remuneration Report 104

Long-Term Incentives
Long-term incentive compensation is a critical component of our Executive Directors’ compensation structure. This compensation component is designed to:

▪	align the interests of our Executive Directors and other key contributors with the interests of our shareholders;

▪	motivate the attainment of Company performance goals and reward sustained shareholder value creation; and

▪	serve as an important attraction and long-term retention tool that management and the Compensation Committee use to strengthen loyalty to the Company.
Cyclical, Long-Term Nature of Our Business. Market demand for agricultural equipment, as well as for construction equipment, trucks, commercial vehicles, buses and specialty vehicles, is cyclical, and product life cycles are long, and thus so is the nature of CNH Industrial’s business. As long-term incentive compensation is one of the key mechanisms to motivate and reward managers, the Company seeks for this component to take into account the long-term, cyclical nature of the business.
2017-2019 Long-Term Incentive Program
In 2017, with the aim to attract, motivate and retain Executive Directors for the long-term, to reward Executive Directors based on our future performance as reflected by the market price of CNH Industrial’s shares, and to foster a long-term link between Executive Directors’ interests and the interests of the Company and its shareholders, the Compensation Committee established the 2017-2019 long-term incentive program (“2017-2019 LTIP”). Under the 2017-2019 LTIP, the Company made one-time grants of Performance Share Unites ("PSUs") and Restricted Share Units ("RSUs"). For the performance based grants, there is only a single primary metric, Total Shareholder Return ("TSR") relative to a group of peer companies, and a single modifier, which is tied to the Company’s credit rating. In this way, Executive Directors’ payouts are tied and aligned with the interests of shareholders.
The 2017 - 2019 LTIP has the following features:

Type of Long-Term Incentive Vehicle	Proportion of Executive Director Long-Term Incentive Grant	Vesting Cycle	Performance Metrics (Weighting)	Rationale for Use of Performance Metric
Performance Share Units (PSUs)	75%	Three-year cliff vesting	1) 2017-2019 Relative TSR vs. 6 closest peers (100%)
Total shareholder return compared to the total shareholder returns of companies included in the peer group for the performance period; Indicator of creation of shareholder value relative to closest peer companies

			2) Investment Grade Credit Rating (30% reduction if not maintained)	Reflects overall financial health, leverage and earning power
Restricted Share Units (RSUs)	25%	Annually over three years	N/A	To encourage ownership and retention while immediately aligning Executive Directors' interests with those of our shareholders
The PSU performance measure was selected because (i) relative TSR is an important measure for shareholders, (ii) it gives recipients a clear line of sight into how executing on operating measures drives the achievement of performance and earning awards. Maintaining investment grade credit rating incorporates a measure of the Company’s overall financial health and ability to incur debt, an important factor in capital-intensive businesses such as manufacturing heavy equipment. If this condition is not maintained, any amount earned from the TSR metric is reduced by 30%.
The Compensation Committee utilizes RSUs to encourage ownership and retention while aligning Executive Directors' interests with those of our shareholders over the longer term. Vesting is subject to continued employment with the Company.

Report on Operations Remuneration Report 105

Earned PSU Calculation Methodology
The following table lists the composite group of peer companies selected for the relative TSR metric. The peer group companies are similar in terms of industry, market capitalization and revenues.

Peer Company
AB Volvo
AGCO Corporation
Caterpillar Inc.
Cummins Inc.
Deere & Company
PACCAR Inc.
This peer group is used to evaluate relative TSR of the Company over the applicable three-year performance period and to determine the corresponding amount of PSUs earned. The payout opportunity is based on the Company’s ranking against the companies in the peer group as shown in the table below, and requires the Company to rank 2nd out of the seven companies to achieve the target payout, a high standard.

Equity Award Thresholds
Total Shareholder Return Ranking as Compared to Companies in the Peer Group	Payout Percentage of Target Equity Incentive Award
1st	130%
2nd	100%
3rd	80%
4th	50%
5th	25%
6th-7th	0%
Once the ranking of the Company’s TSR has been determined, the payout percentage is subject to the Company’s investment grade credit rating being maintained. An investment grade credit rating is defined as a credit rating of BBB- or higher by Standard & Poor’s or Baa3 or higher by Moody’s. If the Company’s investment grade credit rating is not maintained as of the end of the performance period, then there will be a 30% reduction in the number of PSUs earned.
No payout occurs until after the end of the three-year performance period.
The Compensation Committee will approve the final TSR ranking and corresponding payout percentage, and will determine whether the credit rating modifier requires any reduction in the number of PSUs earned, and will submit such results and its recommendation to the Board for its review and approval.
2018 Equity Awards
The Compensation Committee and the Non-Executive Directors approved awards to the new Executive Directors in 2018. Upon the CEO’s hire date, the CEO was granted, under the 2017-2019 LTIP, a prorated number of share units based on the remaining period in the three-year program, split 75% for performance-based awards (492,000 PSUs) and 25% for retention based awards (164,300 RSUs). Additionally, separate from the 2017-2019 LTIP, the CEO received a one-time award of 339,100 RSUs that vest upon his first anniversary of employment, in consideration of equity awards forfeited when leaving his prior employer. In regard to the Chairperson's awards, on December 14, 2018, the Compensation Committee and the Non-Executive Directors approved the Chairperson’s compensation package, including a prorated award, under the 2017-2019 LTIP, for the period remaining in the three-year program, split 75% for performance based awards (61,000 PSUs) and 25% for retention based awards (20,300 RSUs). The Chairperson’s grants were made in January 2019. The Executive Directors’ 2017-2019 LTIP awards follow the 2017-2019 LTIP vesting conditions as described above, except for the RSUs which have two equal vesting installments on June 30, 2019 and June 30, 2020.
With respect to the former Chairman’s Retention Award granted in 2014, the final installment of 450,000 shares, vested on July 25, 2018, pursuant to the terms of his employment agreement which specified continued vesting in the event of his death. The outstanding equity awards of the prior CEO forfeited upon his resignation from the Company.
Pension and Retirement Savings
The CEO participates in the same Company sponsored retirement savings programs available to all salaried employees of CNH Industrial America LLC. The Chairperson does not participate in any Company sponsored retirement savings program, but CNH Industrial N.V. pays social contribution fees mandatorily due under UK law.

Report on Operations Remuneration Report 106

Other Benefits
We offer customary perquisites and fringe benefits to our CEO, such as a company car, medical insurance, accident insurance, tax preparation assistance, and relocation and retiree healthcare benefits. Furthermore, in the event of an involuntary termination of employment other than for cause, the CEO is entitled to twelve months’ base salary, while remaining subject to restrictive covenants, such as non-competition and non-solicitation for a period of two years. Additionally, for the CEO, outstanding equity awards are subject to prorated vesting in the event of death, disability or involuntary termination by the Company, unless for cause. For the Chairperson, no other benefits are applicable except in the event of death or disability, outstanding equity awards are subject to prorated vesting.
In 2018, no payment were made to either the former CEO or the former Chairman, in connection with their respective termination from Company's offices.
Tax Equalization
The CEO, as a function of his global role in the Company, may be subject to tax on his employment income in multiple countries. As the CEO is subject to tax on his worldwide income in the United States, the Company will tax-equalize all employment earnings, including CNH Industrial equity award income, to his United States’ effective income tax and, if applicable, social contribution rates. The benefits are included in the Non-Monetary Compensation (Fringe Benefits) column in the remuneration table. As the same need is not foreseen for the Chairperson, there is currently no tax equalization provision in place for the Chairperson.
Stock Ownership
Our Board recognizes the critical role that executive stock ownership has in aligning the interests of management with those of shareholders. With the change in Executive Director leadership in 2018, stock ownership requirements were put in place, in line with prevalent market practice. The Executive Directors are subject to share ownership guidelines which require owning shares with an aggregate value of not less than five (5) times base salary within five (5) years from the start of their respective assignments. Furthermore, the CEO is expected to own Company shares with an aggregate value of not less than 2.5 times base salary by the end of 2019.
Recoupment of Incentive Compensation (Claw back Policy)
The Board is dedicated to maintaining and enhancing a culture focused on integrity and accountability. The Recoupment Policy in the Company’s Equity Incentive Plan (the “EIP”), which defines the terms and conditions for any subsequent long-term incentive program, and the Performance and Leadership Bonus plan (the “PLB plan”), which defines the short-term incentive program, as well as in any executive employment agreements, authorizes the Company to recover, or “claw back,” incentive compensation with the ability to retroactively make adjustments if any cash or equity incentive award is predicated upon achieving financial results and the financial results are subject to an accounting restatement.
Insider Trading Policy
The Company maintains an Insider Trading Policy applicable to all directors, employees, members of the households and immediate family members (including spouse and children) of persons listed and other unrelated persons, if they are supported by the persons listed. The Policy provides that the aforementioned individuals may not buy, sell or engage in other transactions in the Company’s stock while in possession of material non-public information; buy or sell securities of other companies while in possession of material non-public information about those companies they become aware of as a result of business dealings between the Company and those companies; disclose material non-public information to any unauthorized persons outside of the Company; or engage in hedging transactions through the use of certain derivatives, such as put and call options involving the Company’s securities. The Policy also restricts trading to defined periods that follow the Company’s quarterly earnings releases.
Prohibition on Short Sales (Anti-Hedging)
To ensure alignment with shareholders' interest and to further strengthen our compensation risk management policies and practices, the Company’s Insider Trading Policy prohibits all individuals to whom our Insider Trading Policy applies from engaging in a short sale of the Company’s or its subsidiaries’ securities and derivatives thereof such as options, puts, calls or warrants or any other financial instrument by which the above securities can be acquired or subscribed under any circumstance.
REMUNERATION FOR NON-EXECUTIVE DIRECTORS
The remuneration of Non-Executive Directors is governed by the CNH Industrial N.V. Directors’ Compensation Plan, which was approved by the Company’s shareholders and is periodically reviewed by the Compensation Committee. The current remuneration for the Non-Executive Directors, which did not change from 2017, is shown in the table below.

Report on Operations Remuneration Report 107

Non-Executive Director Compensation	Total
Annual Cash Retainer	$125,000
Additional retainer for Audit Committee member	$25,000
Additional retainer for Audit Committee Chairperson	$35,000
Additional retainer for member of other Board committees	$20,000
Additional retainer for Chairperson of other Board committees	$25,000
At the Annual General Meeting of Shareholders on April 14, 2017, the Company’s shareholders approved an amendment to the CNH Industrial N.V. Directors’ Compensation Plan. Pursuant to the amendment, implemented shortly after the annual general shareholders meeting, Non-Executive Directors would only be paid in cash, and would no longer have the option to elect to receive their annual retainer fee, committee membership, and committee chair fee payments (collectively, “Fees”) in the form of common shares or options to purchase common shares. Remuneration of Non-Executive Directors is fixed and not dependent on the Company’s financial results. Non-Executive Directors are not eligible for variable compensation and do not participate in any Company incentive plans.
Directors eligible to receive compensation under the CNH Industrial Directors’ Compensation Plan do not receive benefits upon termination of their service as directors.
IMPLEMENTATION OF REMUNERATION POLICY IN 2018
The following table summarizes remuneration paid or awarded to Directors for the year ended December 31, 2018.

($ actual)	Office Held	In Office From/To	Salary/ Annual Fee (cash)	Compensation/ Annual Fee (Equity)(1)	Bonus and Other Incentives (Non-Equity) (2)	Non-Monetary Compensation (Fringe Benefits) (3)	Pension & Similar Benefits (4)	Total Remuneration
MÜHLHÄUSER Hubertus	CEO	09/17/2018 12/31/2018	317,308	2,492,247	553,000	161,630	7,961	3,532,146
MARCHIONNE Sergio	Former Chairman	01/01/2018 07/21/2018	935,554	965,596	—	140,731	798,556	2,840,437
TOBIN Richard	Former CEO	01/01/2018 04/30/2018	430,044	—	—	19,099	58,961	508,104
GEROWIN Mina	Director	01/01/2018 12/31/2018	145,000	—	—	—	17,242	162,242
HEYWOOD Suzanne(5)	Director	01/01/2018 11/29/2018	170,000	—	—	—	—	170,000
HOULE Léo	Senior Non-Executive Director	01/01/2018 12/31/2018	170,000	—	—	—	—	170,000
KALANTZIS Peter	Director	01/01/2018 12/31/2018	170,000	—	—	—	—	170,000
LANAWAY John	Director	01/01/2018 12/31/2018	150,000	—	—	—	—	150,000
SCHEIBER Silke	Director	01/01/2018 12/31/2018	150,000	—	—	—	17,932	167,932
TABELLINI Guido	Director	01/01/2018 12/31/2018	145,000	—	—	—	—	145,000
TAMMENOMS BAKKER Jacqueline	Director	01/01/2018 12/31/2018	145,000	—	—	—	17,242	162,242
THEURILLAT Jacques	Director	01/01/2018 12/31/2018	160,000	—	—	—	19,312	179,312
TOTAL			3,087,906	3,457,843	553,000	321,460	937,206	8,357,415

(1)
For the CEO, equity awards were granted upon hire date, effective September 17, 2018. As shown in the table above, for the year ended December 31, 2018, the Company recognized a net share-based compensation expense of $2.5 million for the CEO and $1.0 million for the former Chairman. Not shown in the table, but to note for the former CEO, due to forfeiture of unvested awards, there was income (reversal of expense) of $ 12.5 million in 2018. The former Chairman had 450,000 RSUs that vested on July 25, 2018, with a fair market value of $4.8 million.

(2)
For the current CEO, the amount reflects the bonus earned for the performance year 2018, which will be paid in 2019. No bonus was paid to the current CEO in 2018. For the former CEO, no bonus was earned for the performance year 2018; the actual bonus paid in 2018 for the 2017 performance year was $2,486,000. The former Chairman and the current Chairperson received no bonus for the performance years 2018 and 2017.

(3)
For the current CEO, the amount includes the use of a company-provided car for personal purposes in the amount of $1,679, taxable group life insurance of $2,485, and relocation expenses of $157,466. For the former Chairman, the amount reflects tax equalization benefits. For the former CEO, the amount includes the use of a company-provided car for personal purposes in the amount of $14,544 and taxable group life insurance of $4,555.

(4)	The amounts reflect pension, retirement and similar benefits set aside or accrued for Directors by CNH Industrial for the year ended December 31, 2018.

(5)
Non-Executive Director fees are paid to EXOR N.V., in accordance with EXOR’s policy regarding Director compensation for EXOR employees. Fees for the Chairperson's role begin in 2019 and will be paid to Lady Heywood.

Report on Operations Remuneration Report 108

Effective September 20, 2013, 200,000 common shares were reserved for issuance under the CNH Industrial Directors’ Compensation Plan, as approved by shareholders. Upon the shareholders’ approval at the 2017 AGM, an amendment to the CNH Industrial Directors’ Compensation Plan no longer permits the use of shares for payment of the Non-Executive Directors’ Fees.
Refer to “Share Ownership” for the stock option and share activity for the year ended December 31, 2018 under the CNH Industrial Directors’ Compensation Plan and the predecessor companies’ plans adopted by CNH Industrial pursuant to the Merger.
If, and to the extent, any changes are made to 2019 remuneration, such changes will be in line with the approved Remuneration Policy.
EXECUTIVE OFFICERS’ COMPENSATION
The aggregate amount of compensation paid to or accrued for executive officers that held office during 2018 was approximately $38.5 million, including $2.3 million of pension and similar benefits paid or set aside by us. The aggregate amounts included those paid to or accrued for 17 executives at December 31, 2018.
SHARE OWNERSHIP
Collectively, our Directors and Executive Directors own less than one percent of our outstanding common shares. In 2018, the Company established share ownership requirements for the new Executive Directors; and while the Company has not established a formal policy requiring that non-executive directors hold shares in the Company as long-term investments, the expectation has been communicated to them and they have, in fact, held such shares as long-term investments. The following table summarizes the number of CNH Industrial common shares owned by our directors owned as of December 31, 2018.

(Number)	Common Shares	Special Voting Shares
Mina Gerowin	2,208	-
Léo Houle	57,259	57,259
Peter Kalantzis	2,000	-
John Lanaway	37,286	-
Jacques Theurillat	18,422	-

The following table summarizes outstanding stock options held by CNH Industrial Directors as of December 31, 2018 under the CNH Industrial Directors’ Compensation Plan for Non-Executive Directors, the CNH Global Directors’ Compensation Plan (“CNH DCP”) for Non-Executive Directors and the CNH Global Equity Incentive Plan ("CNH EIP”) for Executive Directors. In connection with the Merger, CNH Industrial assumed the sponsorship of the CNH DCP and the CNH EIP on September 29, 2013.
Stock options for Non-Executive Directors expire upon the earlier of (i) ten years after the grant date, or (ii) six months after the date an individual ceases to be a director.

Report on Operations Remuneration Report 109

	Grant Date	Exercise Price (in $)	Gerowin	Houle	Total
Beginning Balance as of January 1, 2018
	03/19/2008	$10.77	—	9,286	9,286
	12/28/2013	$11.33	6,402	—	6,402
	03/28/2014	$11.26	6,442	—	6,442
	06/26/2014	$10.25	7,073	—	7,073
	09/24/2014	$7.82	9,271	—	9,271
	12/28/2014	$8.26	8,777	—	8,777
	04/14/2015	$8.25	4,394	—	4,394
	07/13/2015	$9.52	3,808	—	3,808
Beginning Total			46,167	9,286	55,453
Vested/Not Exercised			46,167	9,286	55,453
Not Vested			—	—	—

Options Exercised in 2018	03/19/2008	$10.77		9,286	9,286
			—	9,286	9,286

Options Granted in 2018					—
			—	—	—

Options Expired in 2018					—
			—	—	—

Ending Balance as of December 31, 2018
	03/19/2008	$10.77	—	—	—
	12/28/2013	$11.33	6,402	—	6,402
	03/28/2014	$11.26	6,442	—	6,442
	06/26/2014	$10.25	7,073	—	7,073
	09/24/2014	$7.82	9,271	—	9,271
	12/28/2014	$8.26	8,777	—	8,777
	04/14/2015	$8.25	4,394	—	4,394
	07/13/2015	$9.52	3,808	—	3,808
Closing Total			46,167	—	46,167
Vested/Not Exercised			46,167	—	46,167
Not Vested			—	—	—
Note: On February 12, 2018, Mr. Houle exercised his options granted on 03/19/2008.

Report on Operations Remuneration Report 110

The following table summarizes unvested performance share units held by Executive Directors as of December 31, 2018.

	Grant Date	Vesting Date	Weighted Average Fair Market Value	Tobin	Mühlhäuser	Total
Beginning Balance as of January 1, 2018

	12/12/2017	02/28/2020	$6.84	1,650,000	—	1,650,000
Beginning Total				1,650,000	—	1,650,000

Granted in 2018	09/17/2018	02/28/2020	$8.51	—	492,700	492,700
Vested in 2018
Canceled in 2018	12/12/2017		$6.84	1,650,000	—	1,650,000
				—	492,700	492,700

Ending Balance as of December 31, 2018

	09/17/2018	02/28/2020	$8.51	—	492,700	492,700
Ending Total				—	492,700	492,700
Note: Lady Heywood was granted 61,000 Performance Share Units in January 2019, as part of her approved compensation.
The following table summarizes unvested restricted share units held by Executive Directors as of December 31, 2018:

	Note	Grant Date	Vesting Date	Weighted Average Fair Market Value	Tobin	Mühlhäuser	Marchionne	Total
Beginning Balance as of January 1, 2018
		06/09/2014	12/31/2015, 12/31/2016, 12/31/2017, 12/31/2018	$10.41	—	—	450,000	450,000
		12/12/2017	06/30/2018, 06/30/2019, 06/30/2020	$12.69	550,000	—	—	550,000
Beginning Total					550,000	—	450,000	1,000,000

Granted in 2018		09/17/2018	09/17/2019	$11.67	—	339,100	—	339,100
		09/17/2018	06/30/2019, 06/30/2020	$11.59	—	164,300	—	164,300
Total Granted in 2018					—	503,400	—	503,400

Vested in 2018	(1)	06/09/2014	07/25/2018	$10.41	—	—	450,000	450,000
Total Vested in 2018					—	—	450,000	450,000

Canceled during 2018		12/12/2017		$12.69	550,000	—	—	550,000

Ending Balance as of December 31, 2018
		09/17/2018	09/17/2019	$11.67	—	339,100	—	339,100
		09/17/2018	06/30/2019, 06/30/2020	$11.59	—	164,300	—	164,300
Ending Total					—	503,400	—	503,400

(1)	The grants vested in 2018 and the relevant shares were delivered to Mr. Marchionne’s estate on February 26, 2019.
Note: Lady Heywood was granted 20,300 Restricted Share Units in January 2019, as part of her approved Chairperson compensation.

Report on Operations Remuneration Report 111

MAJOR SHAREHOLDERS
As of December 31, 2018, our outstanding capital stock consisted of common shares and special voting shares, with each having a par value of €0.01 per share. As of December 31, 2018, there were 1,353,831,958 common shares and 388,725,624 special voting shares outstanding (net of 10,568,238 common shares and 7,748,652 special voting shares held in treasury by the Company).
The following table sets forth information with respect to beneficial ownership of our common shares and special voting shares by persons who beneficially own 3% or more of combined voting power as a result of their ownership of common shares and special voting shares as of December 31, 2018 based on public information available on the website of the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) and in reference to Company’s files.

Name of Beneficial Owner	Number of Common Shares Owned	Percent of Common Shares (a)	Special Voting Shares (b)	Percent of Combined Voting Power (c)
EXOR N.V.	366,927,900	27.1%	366,927,900	42.1%
Harris Associates L.P.	185,027,203	13.7%	—	10.6%

(a)
There were 1,353,831,958 common shares outstanding as of December 31, 2018. The “Percent of Common Shares” was calculated by using the publicly disclosed number of beneficially owned shares as the numerator, respectively, and the number of the Company’s outstanding common shares as of December 31, 2018 as the denominator.

(b)
Each special voting share is entitled to one vote therefore attributing, in effect, double voting rights to the common share to which it is associated. The special voting shares have only de minimis economic entitlements, in compliance with Dutch law. The special voting shares cannot be traded and are transferrable only in very limited circumstances together with the associated common shares.

(c)
Combined voting power represents common shares and the special voting shares. The “Percent of Combined Voting Power” was calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by the shareholder and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial N.V. as of December 31, 2018. There were 1,742,557,582 common shares and special voting shares outstanding at December 31, 2018.

As of December 31, 2018, EXOR N.V.’s voting power in CNH Industrial N.V. was approximately 42.1%. EXOR N.V., through its voting power, has the ability to significantly influence the decisions submitted to a vote of our shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness.
Our common shares are listed and can be traded on either the NYSE in U.S. dollars or the MTA in euro. The special voting shares are not listed on the NYSE or the MTA, not tradable, and transferable only in very limited circumstances.
Our shares may be held in the following three ways:

▪
If a shareholder holds common shares directly in his or her own name in the United States, such shares are held in registered form in an account at Computershare Trust Company, N.A., our transfer agent;

▪
Beneficial interests in our common shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company (“DTC”) and are registered in the register of shareholders in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the common shares traded on the MTA are held through Monte Titoli S.p.A., the Italian central clearing and settlement system, as a participant in DTC;

▪
Special voting shares and the associated common shares are registered in the books and records of the Company’s transfer agents in the United States and Italy. As noted above, the special voting shares are not tradable and the associated common shares are blocked from trading in the regular trading system. The associated common shares will become tradable again after their de-registration from the loyalty voting structure.

Report on Operations Major Shareholders 112

SUBSEQUENT EVENTS AND OUTLOOK
SUBSEQUENT EVENTS
CNH Industrial has evaluated subsequent events through March 1, 2019, which is the date the financial statements were authorized for issuance, and identified the following:

▪
On January 14, 2019, CNH Industrial announced its new organizational structure to accelerate global growth and profitability, focusing on its five global operating segments (Agriculture, Commercial & Specialty Vehicles, Construction, Powertrain, and Financial Services) supported by Global Functions addressing key synergy and development areas. On the same date, changes to the Global Executive Committee (formerly named Group Executive Council, “GEC”) were announced.

U.S. GAAP OUTLOOK(1)
CNH Industrial manages its operations, assesses its performance and makes decision about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.
The performance achieved in 2018 confirms the Company is on track with a profitable growth trajectory, despite a softer macroeconomic and business environment in the second part of the year, caused by escalating trade tensions and related tariffs across global markets, other economic and political uncertainties (including those concerning the outcome of the Brexit negotiations), and a general expectation of a slowdown in global economic growth. In addition, the emerging megatrends in the industries where CNH Industrial competes, such as digitalization, automation, and electrification, entail a re-assessment of the go to market approach and of the capital investment requirements in new technologies for new products and customer solutions.
Subject to this evolving scenario, CNH Industrial is defining 2019 guidance as follows:

▪	Net sales of Industrial Activities at approximately $28 billion;

▪	Adjusted diluted EPS(2) up between 5% and 10% to previous year at a range of $0.84 to $0.88 per share;

▪
Net industrial debt at the end of 2019 between $0.4 billion and $0.2 billion, with investments in research and development expected to increase over 5% and in capital expenditures by over 25% compared to 2018, with a growing portion of this spend to support development on key megatrends (digitalization, electrification, automation and servitization) and engine regulatory capital investments.

(1)
2019 guidance does not include any impacts deriving from the gain resulting from the modification of the healthcare plan in the U.S. previously mentioned and anticipated on April 16, 2018, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2019 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 13, 2018.

(2)
Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

Report on Operations Subsequent Events and Outlook 113

March 1, 2019

The Board of Directors

Suzanne Heywood
Hubertus Mühlhäuser
Mina Gerowin
Léo W. Houle
Peter Kalantzis
John Lanaway
Silke C. Scheiber
Guido Tabellini
Jacqueline A. Tammenoms Bakker
Jacques Theurillat

Report on Operations Subsequent Events and Outlook 114

CNH INDUSTRIAL CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2018

CNH Industrial Consolidated Financial Statements at December 31, 2018 115

CONSOLIDATED INCOME STATEMENT (*)

($ million)	Note	2018	2017(**)
Net revenues	(1)	29,736	27,624
Cost of sales	(2)	24,201	22,763
Selling, general and administrative costs	(3)	2,313	2,230
Research and development costs	(4)	1,110	1,098
Result from investments:	(5)	61	97
Share of the profit/(loss) of investees accounted for using the equity method		61	97
Other income/(expenses) from investments		—	—
Gains/(losses) on the disposal of investments	(6)	(1)	—
Restructuring costs	(7)	63	91
Other income/(expenses)	(8)	383	(173)
Financial income/(expenses)	(9)	(578)	(626)
PROFIT/(LOSS) BEFORE TAXES		1,914	740
Income tax (expense)	(10)	(515)	(284)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		1,399	456
PROFIT/(LOSS) FOR THE PERIOD		1,399	456

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		1,368	439
Non-controlling interests		31	17

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(12)	1.01	0.32
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(12)	1.01	0.32

(*)
Concurrently with the changes following the adoption of the new accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Starting in 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon adjusted EBIT and adjusted EBITDA. As a consequence, CNH Industrial no longer reports trading profit and operating profit on the face of the income statement.

(**)
2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

CNH Industrial Consolidated Financial Statements at December 31, 2018 116

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

($ million)	Note	2018	2017(*)
PROFIT/(LOSS) (A)		1,399	456

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(23)	182	55
Tax effect of Other comprehensive (loss)/income that will not be reclassified subsequently to profit or loss	(23)	(32)	(69)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		150	(14)
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(23)	(29)	84
Exchange gains/(losses) on translating foreign operations	(23)	(408)	(213)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(23)	(41)	33
Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(23)	5	(11)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		(473)	(107)
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		(323)	(121)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		1,076	335

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent		1,051	320
Non-controlling interests		25	15

(*)
2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

CNH Industrial Consolidated Financial Statements at December 31, 2018 117

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

($ million)	Note	At December 31, 2018	At December 31, 2017(*)	At January 1, 2017(*)
ASSETS
Intangible assets	(13)	5,497	5,644	5,504
Property, plant and equipment	(14)	5,963	6,830	6,278
Investments and other financial assets:	(15)	592	631	554
Investments accounted for using the equity method		555	590	505
Other investments and financial assets		37	41	49
Leased assets	(16)	1,774	1,845	1,907
Defined benefit plan assets		25	28	5
Deferred tax assets		853	982	997
Total Non-current assets		14,704	15,960	15,245
Inventories	(17)	6,719	6,453	5,729
Trade receivables	(18)	395	496	623
Receivables from financing activities	(18)	19,175	19,795	18,614
Current tax receivables	(18)	356	303	430
Other current assets	(18)	1,390	1,501	1,234
Current financial assets:		98	77	95
Current securities	(19)	—	—	—
Other financial assets	(20)	98	77	95
Cash and cash equivalents	(21)	5,803	6,200	5,854
Total Current assets		33,936	34,825	32,579
Assets held for sale	(22)	10	13	22
TOTAL ASSETS		48,650	50,798	47,846
(*) 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

CNH Industrial Consolidated Financial Statements at December 31, 2018 118

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(CONTINUED)

($ million)	Note	At December 31, 2018	At December 31, 2017(*)	At January 1, 2017(*)
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		7,443	6,671	6,497
Non-controlling interests		29	13	10
Total Equity	(23)	7,472	6,684	6,507
Provisions:		5,051	5,977	5,351
Employee benefits	(24)	1,763	2,587	2,532
Other provisions	(25)	3,288	3,390	2,819
Debt:	(26)	24,543	26,014	25,434
Asset-backed financing	(26)	11,269	12,028	11,784
Other debt	(26)	13,274	13,986	13,650
Other financial liabilities	(20)	108	98	249
Trade payables	(27)	5,886	6,060	5,185
Current tax payables		89	86	229
Deferred tax liabilities		251	138	186
Other current liabilities	(28)	5,250	5,741	4,705
Liabilities held for sale		—	—	—
Total Liabilities		41,178	44,114	41,339
TOTAL EQUITY AND LIABILITIES		48,650	50,798	47,846

(*)
2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

CNH Industrial Consolidated Financial Statements at December 31, 2018 119

CONSOLIDATED STATEMENT OF CASH FLOWS

($ million)	Note	2018	2017(*)
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	(21)	6,200	5,854
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss)		1,399	456
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		1,203	1,214
(Gains)/losses on disposal of:
Property plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)		2	(1)
Investments		—	—
Loss on repurchase/early redemption of notes	(36)	22	64
Other non-cash items	(36)	15	89
Dividends received		47	47
Change in provisions	(36)	(472)	205
Change in deferred income taxes		146	(79)
Change in items due to buy-back commitments	(36)	(34)	67
Change in operating lease items	(36)	32	86
Change in working capital	(36)	(432)	294
TOTAL		1,928	2,442
C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(1,033)	(896)
Consolidated subsidiaries, net of cash acquired		—	(7)
Other investments		—	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		12	14
Net change in receivables from financing activities	(36)	(542)	(446)
Change in current securities		—	—
Other changes		247	(16)
TOTAL		(1,316)	(1,351)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		1,083	2,417
Repayment of bonds		(1,975)	(2,754)
Issuance of other medium-term borrowings (net of repayment)		535	(212)
Net change in other financial payables and other financial assets/liabilities	(36)	60	(398)
Capital increase		—	13
Dividends paid		(243)	(168)
Purchase of treasury shares		(156)	(38)
TOTAL		(696)	(1,140)
Translation exchange differences		(313)	395
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(397)	346
F) CASH AND CASH EQUIVALENTS AT END OF YEAR	(21)	5,803	6,200

(*)
2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

CNH Industrial Consolidated Financial Statements at December 31, 2018 120

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2016 (AS PREVIOUSLY REPORTED)	25	(9)	3,237	4,912	(66)	(806)	(511)	(159)	11	6,634
Impact of IFRS 15 adoption	—	—	—	(131)	—	5	—	—	(1)	(127)
AT JANUARY 1, 2017	25	(9)	3,237	4,781	(66)	(801)	(511)	(159)	10	6,507
Capital increase	—	—	—	—	—	—	—	—	—	—
Dividends distributed	—		—	(161)	—	—	—	—	(7)	(168)
Acquisition of treasury stock	—	(38)	—	—	—	—	—	—	—	(38)
Common shares issued from treasury stock and capital increase for share-based compensation	—	37	(8)	—	—	—	—	—	—	29
Share-based compensation expense	—	—	19	—	—	—	—	—	—	19
Total comprehensive income/(loss) for the period	—	—	—	439	73	(211)	(14)	33	15	335
Other changes	—	—	5	—	—	—	—	—	(5)	—
AT DECEMBER 31, 2017	25	(10)	3,253	5,059	7	(1,012)	(525)	(126)	13	6,684

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2017 (AS PREVIOUSLY REPORTED)	25	(10)	3,253	5,211	7	(1,004)	(525)	(126)	15	6,846
Impact of IFRS 15 adoption	—	—	—	(152)	—	(8)	—	—	(2)	(162)
AT DECEMBER 31, 2017	25	(10)	3,253	5,059	7	(1,012)	(525)	(126)	13	6,684
Impact of IFRS 9 adoption	—	—	—	(12)	—	—	—	—	—	(12)
AT JANUARY 1, 2018	25	(10)	3,253	5,047	7	(1,012)	(525)	(126)	13	6,672
Capital increase	—	—	—	—	—	—	—	—	—	—
Dividends distributed	—	—	—	(235)	—	—	—	—	(8)	(243)
Acquisition of treasury stock	—	(156)	—	—	—	—	—	—	—	(156)
Common shares issued from treasury stock and capital increase for share-based compensation	—	38	(35)	—	—	—	—	—	—	3
Share-based compensation expense	—	—	35	—	—	—	—	—	—	35
Total comprehensive income/(loss) for the period	—	—	—	1,368	(24)	(402)	150	(41)	25	1,076
Other changes(1)	—	—	(6)	92	—	—	—	—	(1)	85
AT DECEMBER 31, 2018	25	(128)	3,247	6,272	(17)	(1,414)	(375)	(167)	29	7,472

(1)
Other changes of Earnings reserves include the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.

CNH Industrial Consolidated Financial Statements at December 31, 2018 121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PRINCIPAL ACTIVITIES
CNH Industrial N.V. (the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed as a result of the business combination transaction (the “Merger”), completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated in, and under the laws of, the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment and construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications (see Note 30 “Segment reporting”). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.
CNH Industrial has five reportable segments: Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services. CNH Industrial's worldwide agricultural equipment, construction equipment, commercial vehicles, powertrain operations, as well as corporate functions, are collectively referred to as “Industrial Activities”.
Until December 31, 2013, CNH Industrial presented its Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”), in euros and including three reportable segments: Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain.
Beginning with the filing with the SEC of its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under EU-IFRS for European listing purposes and for Dutch law requirements. Financial statements under both sets of accounting principles use U.S. dollar as the presentation currency.
EU-IFRS differs in certain significant respects from U.S. GAAP. In order to help readers understand the difference between the CNH Industrial’s two sets of financial statements, the Group has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as included in Note 37 “EU-IFRS to U.S. GAAP reconciliation”.
SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
These Consolidated Financial Statements together with the notes thereto of CNH Industrial at December 31, 2018 were authorized for issuance by the Board of Directors on March 1, 2019, and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”) and with Part 9 of Book 2 of the Dutch Civil Code. The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The financial statements are prepared under the historical cost convention, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. In this respect, despite operating in a continuously difficult economic and financial environment, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1) exist about its ability to continue as a going concern, in view also of the measures already undertaken by the Group to adapt to the changed levels of demand and its industrial and financial flexibility.
These Consolidated Financial Statements are prepared with the U.S. dollar as the presentation currency. The functional currency of the parent company (CNH Industrial N.V.) is the euro.

CNH Industrial Consolidated Financial Statements at December 31, 2018 122

Format of the financial statements
CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant.
Concurrently with the change in accounting standards, as described in the following paragraph “New standards and amendments effective from January 1, 2018”, CNH Industrial reviewed the metrics on which the operating segments will be assessed, to reflect practices seen across the different markets in which CNH Industrial competes. Effective January 1, 2018, the Chief Operating Decision Maker (“CODM”) began to assess segment performance and make decisions about resource allocation based upon adjusted EBIT and adjusted EBITDA calculated using accounting standards generally accepted in the United States (“U.S. GAAP”) (refer to Note 30 “Segment reporting” for additional information). As a consequence, starting from the Interim Report for the quarter ended March 31, 2018, CNH Industrial no longer reports trading profit and operating profit on the face of the income statement prepared in accordance with EU-IFRS.
Furthermore, starting from the Interim Report for the quarter ended March 31, 2018, CNH Industrial is no longer presenting the separate line item Other unusual income/(expenses) within the consolidated income statement. All amounts previously reported within this item have been reclassified into the line item Other income/(expenses) within the consolidated income statement. This reclassification had no effect on the Group’s consolidated results of operations, financial position or cash flows.
For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Companies carrying out industrial activities and those carrying out financial services are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury legal entities (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services legal entities as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful. Disclosure of the due dates of liabilities is however provided in the notes.
The statement of cash flows is presented using the indirect method.
Basis of consolidation
Subsidiaries
Subsidiaries are entities over which the Group has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

▪	the contractual arrangement with the other vote holders of the investee;

▪	rights arising from other contractual arrangements;

▪	the Group’s voting rights and potential voting rights.
The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Non-controlling interests in the net assets of consolidated subsidiaries and non-controlling interests in the profit or loss of consolidated subsidiaries are presented separately from the interests of the owners of the parent in the consolidated statement of financial position and income statement respectively. Losses applicable to non-controlling interests which exceed the non-controlling interests in the subsidiary’s equity are debited to non-controlling interests.
Changes in the Group's ownership interests in subsidiaries that do not result in the loss of control are accounted for as equity transactions. The carrying amounts of the equity attributable to owners of the parent and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the book value of the non-controlling interests and the fair value of the relevant consideration is recognized directly in the equity attributable to the owners of the parent.

CNH Industrial Consolidated Financial Statements at December 31, 2018 123

If the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the relevant consideration and the fair value of any retained interest and (ii) the carrying amount of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interests. Any profits or losses recognized in other comprehensive income in respect of the subsidiary are accounted for as if the subsidiary had been sold (i.e. are reclassified to profit or loss or transferred directly to retained earnings depending on the applicable IFRS).
Subsidiaries that are either dormant or generate a negligible volume of business, are not consolidated. Their impact on the Group’s assets, liabilities, financial position and profit/(loss) attributable to the owners of the parent is immaterial.
Joint ventures
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Investments in joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases.
Associates
Associates are enterprises over which the Group has significant influence. As defined in IAS 28 – Investments in Associates and Joint Ventures, significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses of an associate, if any, exceeds the carrying amount of the associate in the Group’s statement of financial position, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.
Investments in other companies
Investments in other companies are measured at fair value. Equity investments for which there is no quoted market price in an active market and there is insufficient financial information in order to determine fair value are measured at cost as an estimate of fair value, as permitted by IFRS 9. The Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income upon the initial recognition of an equity investment that is not held to sell. Dividends received from these investments are included in Other income/(expenses) from investments.
Transactions eliminated on consolidation
All significant intragroup balances and transactions and any unrealized gains and losses arising from intragroup transactions are eliminated in preparing the Consolidated Financial Statements. Unrealized gains and losses arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in those entities.
Foreign currency transactions
Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in profit or loss.
Consolidation of foreign entities
All assets and liabilities of subsidiaries with a functional currency other than the U.S. dollar are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate for the period. Translation differences resulting from the application of this method are classified as equity until the disposal of the investment. Average rates of exchange are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows.
The goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the U.S. dollar are recognized in the functional currency and translated at the exchange rate at the acquisition date. These balances are subsequently retranslated at the exchange rate at the balance sheet date.

CNH Industrial Consolidated Financial Statements at December 31, 2018 124

The Group applies IAS 29 - Financial reporting in hyperinflationary economies for its subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. According to this standard, non-monetary assets and liabilities not yet translated into U.S. dollar at the reporting date are redetermined using a general price index. The financial statements of these subsidiaries are then translated at the closing spot rate.
The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Average 2018	At December 31, 2018	Average 2017	At December 31, 2017
Euro	0.847	0.873	0.885	0.834
Pound sterling	0.749	0.781	0.776	0.740
Swiss franc	0.978	0.984	0.984	0.976
Polish zloty	3.609	3.757	3.768	3.483
Brazilian real	3.648	3.881	3.192	3.313
Canadian dollar	1.295	1.363	1.297	1.254
Argentine peso(1)	37.619	37.619	16.539	18.840
Turkish lira	4.833	5.292	3.648	3.791

(1)
From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentinian peso as the functional currency were translated using the December 31, 2018 closing spot rate.

Business combinations
Business combinations are accounted for by applying the acquisition method. Under this method:

▪
the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred and liabilities assumed by the Group and the equity interests issued in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred;

▪
at the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at that date, except for deferred tax assets and liabilities, assets and liabilities relating to employee benefit arrangements, liabilities or equity instruments relating to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire, assets (or disposal groups) that are classified as held for sale, which are measured in accordance with the relevant standard;

▪
goodwill is measured as the excess of the aggregate of the consideration transferred in the business combination, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a gain from a bargain purchase;

▪
non-controlling interest is initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree's identifiable net assets. The selection of the measurement method is made on a transaction-by-transaction basis;

▪
any contingent consideration arrangement in the business combination is measured at its acquisition-date fair value and included as part of the consideration transferred in the business combination in order to determine goodwill. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are recognized retrospectively, with corresponding adjustments to goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which may not exceed one year from the acquisition date) about facts and circumstances that existed as of the acquisition date. Any changes in fair value after the measurement period are recognized in profit or loss.

When a business combination is achieved in stages, the Group's previously held equity interest in the acquiree is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Changes in the equity interest in the acquiree that have been recognized in Other comprehensive income in prior reporting periods are reclassified to profit or loss as if the interest had been disposed of.

CNH Industrial Consolidated Financial Statements at December 31, 2018 125

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete in the Consolidated Financial Statements. Those provisional amounts are adjusted during the above-mentioned measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date which, if known, would have affected the amounts recognized at that date.
Business combinations that took place prior to January 1, 2010 were accounted for in accordance with the version of IFRS 3 effective before the 2008 amendments, as permitted by the revised standard.
Fair value measurement
Some of the Group’s assets and liabilities are measured at fair value at the balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
In estimating the fair value of an asset or a liability, the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Additional information about fair value, fair value hierarchy, valuation techniques and inputs used in determining the fair value of assets and liabilities is provided in Note 20, Note 33 and, where required, in the individual notes relating to the assets and liabilities whose fair value were determined.
In addition, fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:

▪	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

▪	Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) on the market;

▪	Level 3 — inputs that are not based on observable market data.
Intangible assets
Goodwill
Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.
Development costs
Development costs for vehicle production project (trucks, buses, agricultural and construction equipment and engines) are recognized as an asset if and only if both of the following conditions are met: a) development costs can be measured reliably, and b) the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. Capitalized development costs are amortized on a systematic basis from the start of production of the related product over the product’s estimated average life, as follows:

N° of years
Trucks and buses	4-8
Agricultural and construction equipment	5
Engines	8-10
All other development costs are expensed as incurred.
Intangible assets with indefinite useful lives
Intangible assets with indefinite useful lives principally consist of acquired trademarks which have no legal, regulatory, contractual, competitive, economic, or other factor that limits their useful life. Intangible assets with an indefinite useful life are not amortized, but are tested for impairment annually or more frequently whenever there is an indication that the asset may be impaired.

CNH Industrial Consolidated Financial Statements at December 31, 2018 126

Other intangible assets
Other purchased and internally-generated intangible assets are recognized as assets in accordance with IAS 38 – Intangible Assets, where it is probable that the use of the asset will generate future economic benefits and where the costs of the asset can be determined reliably.
Such assets are measured at purchase or manufacturing cost and amortized on a straight-line basis over their estimated useful lives, if these assets have finite useful lives.
Other intangible assets acquired as part of the acquisition of a business are capitalized separately from goodwill if their fair value can be measured reliably.
Property, plant and equipment
Cost
Property, plant and equipment are stated at cost, less accumulated depreciation.
Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized in profit or loss.
Property, plant and equipment also include vehicles sold with a buy-back commitment, which are recognized under the method described in the paragraph Revenue recognition if the buy-back commitment originates from Commercial Vehicles.
Assets held under finance lease, which the Group assumes with substantially all the risks and rewards of ownership, are recognized as assets of the Group at the lower of fair value or present value of the minimum lease payments. The corresponding liability to the lessor is included in the financial statement as a debt. The assets are depreciated by the method and at the rates indicated below.
Leases under which the lessor retains substantially all the risks and rewards of ownership of the assets are classified as operating lease. Operating lease expenditures are expensed on a straight-line basis over the lease terms.
Depreciation
Depreciation is recorded on a straight-line basis over the estimated useful lives of the respective assets as follows:

Depreciation rates
Buildings	2.5% - 10%
Plant, machinery and equipment	4% - 20%
Other assets	10% - 33%
Land is not depreciated.
Finance leases
Future minimum lease payments from lessees are classified as Receivables from financing activities. Lease payments are recognized as the repayment of the principal and financial income remunerating the initial investment and the services provided.
Leased assets
Leased assets include vehicles leased to retail customers by the Group's leasing companies under operating lease arrangements. They are stated at cost and depreciated at annual rates of between 20% and 33%.
When such assets are no longer leased and become held for sale, the Group reclassifies their carrying amount to Inventories.
Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets (as defined under IAS 23 – Borrowing Costs), which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized and amortized over the useful life of the class of assets to which they refer.
All other borrowing costs are expensed when incurred.

CNH Industrial Consolidated Financial Statements at December 31, 2018 127

Impairment of assets
The Group reviews, at least annually, the recoverability of the carrying amount of intangible assets (including capitalized development costs) and property, plant and equipment, in order to determine whether there is any indication that those assets have suffered an impairment loss. Goodwill and Intangible assets with indefinite useful lives are tested for impairment annually or more frequently, if there is an indication that an asset may be impaired.
If indicators of impairment are present, the carrying amount of the assets is reduced to its recoverable amount that is the higher of its fair value less disposal costs and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. In assessing its value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized when the recoverable amount is lower than the carrying amount.
Where a previous impairment loss for assets other than goodwill no longer exists or has decreased, the carrying amount of the asset or cash-generating unit is increased up to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. A reversal of an impairment loss is recognized in profit or loss immediately.
Financial instruments
Presentation
Financial instruments held by the Group are presented in the financial statements as described in the following paragraphs.
Investments and other non-current financial assets comprise investments in unconsolidated companies and other non-current financial assets (securities, loans and receivables and other non-current financial assets).
Current financial assets include trade receivables, receivables from financing activities (retail financing, dealer financing, lease financing and other current loans to third parties), current securities and other current financial assets (which include derivative financial instruments stated at fair value as assets), as well as cash and cash equivalents.
In particular, Cash and cash equivalents include cash at banks, units in liquidity funds and other money market securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.
Current securities include short-term or marketable securities which represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents.
Financial liabilities refer to debt, which includes asset-backed financing (“ABS”), and other financial liabilities (which include derivative financial instruments stated at fair value as liabilities), trade payables and other payables.
Measurement
Investments in unconsolidated companies classified as non-current financial assets are accounted for as described in the paragraph “Basis of consolidation”.
In accordance with IFRS 9 - Financial Instruments, financial assets are classified as measured at either amortized cost, fair value through other comprehensive income or fair value through profit or loss, depending on the business model for managing such financial assets and the asset’s contractual cash flow characteristics. Financial liabilities are classified as measured at amortized cost using the effective interest method.
Financial assets and current securities acquired through a regular way purchase are recognized on the basis of the settlement date and, on initial recognition, are measured at fair value, including transaction costs. Subsequent measurement depends on the business model for managing the asset and the cash flow characteristics of the asset.
Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost using the effective interest method. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates.
Assets that are held for collection of contractual cash flows and for selling the financial assets, where the asset’s cash flows represents solely payments of principal and interests, are measured at fair value through other comprehensive income. Gains and losses on assets measured at fair value through other comprehensive income are recognized directly in other comprehensive income until the financial asset is disposed of or is determined to be impaired; when the asset is disposed of, the cumulative gains or losses, including those previously recognized in other comprehensive income, are reclassified to profit or loss; when the asset is impaired, impairment losses are recognized to profit or loss. Interest income from these financial assets is included in financial income.
Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, an impairment loss is included in profit or loss for the period. The recognition of an impairment is based on expected credit losses.

CNH Industrial Consolidated Financial Statements at December 31, 2018 128

Derivatives financial assets and liabilities are measured either at fair value through other comprehensive income (when in an hedging relationship) or at fair value through profit or loss.
Financial assets and liabilities hedged by derivative instruments are measured in accordance with hedge accounting principles applicable to fair value hedges: gains and losses arising from remeasurement at fair value, due to changes in the respective hedged risk, are recognized in profit or loss and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument.
Derivative financial instruments
Derivative financial instruments are used for hedging purposes, in order to reduce currency, interest rate and market price risks. In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instruments and the hedged item. Further details on qualifying criteria are included in Note 20 “Other financial assets and Other financial liabilities” and Note 32 “Information on financial risks”.
When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

▪
Fair value hedges – where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect profit or loss, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in profit or loss.

▪
Cash flow hedges – where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect profit or loss, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income in the cash flow hedge reserve. The cumulative gain or loss is removed from other comprehensive income and recognized in profit or loss at the same time as the economic effect arising from the hedged item affects income. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in profit or loss immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income and is recognized in profit or loss at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income is recognized in profit or loss immediately.

If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in profit or loss.
Transfers of financial assets
The Group derecognizes financial assets when the contractual rights to the cash flows arising from the assets are no longer held or if it transfers the financial activities, as follows:

▪
if the Group transfers substantially all the risks and rewards of ownership of the financial asset, it derecognizes the financial asset and recognizes separately as assets or liabilities any possible rights and obligations created or retained in the transfer;

▪	if the Group retains substantially all the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset;

▪
if the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case:

▪
if the Group has not maintained control, it derecognizes the financial asset and recognizes separately as assets and liabilities any possible rights and obligations created or retained in the transfer;

▪	if the Group has retained control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.
On derecognition of a financial asset, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in profit or loss.

CNH Industrial Consolidated Financial Statements at December 31, 2018 129

Inventories
Inventories of raw materials, semi-finished products and finished goods, (including assets leased out under operating lease) are stated at the lower of cost or market. Cost is determined by the first-in-first-out (FIFO) method. Cost includes the direct costs of materials, labor and indirect costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.
Assets and liabilities held for sale
Non-current assets are classified as held for sale if their carrying amounts will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, with the sale expected to be completed within one year from the date of classification, and the non-current asset (or the disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (or disposal group). When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amounts and fair value less costs to sell.
Employee benefits
Pension plans
The present value of a defined benefit obligation and the related current service cost (and past service cost, where applicable) for defined benefit pension plans are determined on an actuarial basis using the projected unit credit method.
The net defined benefit liability that the Group recognizes in the statement of financial position represents the present value of the defined benefit obligation reduced by the fair value of any plan assets (deficit). In case of a surplus, a net defined benefit asset is recognized at the lower of the surplus and the asset ceiling.
Remeasurements of the net defined benefit liability/asset (that comprise: a) actuarial gains and losses, b) return on plan assets, excluding amounts included in net interest on the net defined benefit liability/asset, and c) any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability/asset) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years.
Past service cost resulting from a plan amendment (the introduction or withdrawal of, or changes to, a defined benefit plan) or a curtailment (a significant reduction in the number of employees covered by a plan) and gain or loss on settlements (a transaction that eliminates all further legal or constructive obligations for part or all of the benefits) are recognized in profit or loss in the period in which they occur (or, in case of past service costs, when the entity recognizes related restructuring costs or termination benefits, if earlier).
Net interest is calculated by applying the discount rate to the net defined benefit liability or asset and is recognized as Financial income/(expenses) in profit or loss. Current service cost and all other costs and income arising from the measurement of pension plan provisions are allocated to costs by function in profit or loss.
Post-employment plans other than pensions
The Group provides certain post-employment defined benefits, mainly healthcare plans. The method of accounting and the frequency of valuations are similar to those used for defined benefit pension plans.
Defined contribution plans
Costs arising from defined contribution plans are recognized as an expense in profit or loss as incurred.
Share-based compensation plans
The Group provides additional benefits to certain members of senior management and employees through equity compensation plans (stock option plans and stock grants). In accordance with IFRS 2 – Share-based Payment, these plans represent a component of recipient remuneration. The compensation expense, corresponding to the fair value of the instruments at the grant date, is recognized in profit or loss on a straight-line basis over the requisite service period for each separately vesting portion of an award, with the offsetting credit recognized directly in equity. Any subsequent changes to fair value do not have any effect on the initial measurement.

CNH Industrial Consolidated Financial Statements at December 31, 2018 130

Provisions
The Group records provisions when it has an obligation, legal or constructive, to a third party, as a result from a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when a reliable estimate of the amount can be made.
Changes in estimates are reflected in profit or loss in the period in which the change occurs.
Treasury shares
Treasury shares are presented as a deduction from equity. The original cost of treasury shares and the proceeds of any subsequent sale are presented as movements in equity.
Revenue recognition
Revenue is recognized when control of the vehicles, equipment, services or parts has been transferred and the Group’s performance obligations to the customers have been satisfied. Revenue is measured as the amount of consideration the Group expects to receive in exchange for transferring goods or providing services.
The timing of when the Group transfers the goods or services to the customer may differ from the timing of the customer’s payment.
Revenues are stated net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, which are determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized.
The Group also enters into contracts with multiple performance obligations. For these contracts, the Group allocates revenue from the transaction price to the distinct goods and services in the contract on a relative standalone selling price basis. To the extent the Group sells the goods or services separately in the same market, the standalone selling price is the observable price at which the Group sells the goods or services separately. For all other goods or services, the Group estimates the standalone selling price considering all information, reasonably available (including market conditions, entity-specific factors and information about the customer or class of customer).
Sales of goods
The Group has determined that the customers from the sale of vehicles, equipment and parts are generally dealers, distributors and retail customers.
Transfer of control, and thus related revenue recognition, generally corresponds to when the vehicles, equipment and parts are made available to the customer. Therefore, the Group recognizes revenue at a point in time, when control is transferred to the customer at a sale price that the Group expects to receive.
For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for vehicles, equipment and parts. The Group records appropriate allowance for credit losses and anticipated returns as required. Fixed payment schedules exist for all sales, but payment terms vary by geographic market and product line.
The cost of incentives, if any, are estimated at the inception of a contract at the amount that is expected to be paid and is recognized as a reduction to revenue at the time of the sale. If a vehicle or equipment contract transaction has multiple performance obligations, the cost of incentives is allocated entirely to vehicle or equipment as the intent of the incentives is to encourage sales of vehicles or equipment. If the estimate of the incentive changes following the sale to the customer, the change in estimate is recognized as an adjustment to revenue in the period of the change. CNH Industrial grants certain sales incentives to support sales of its products to retail customers. At the later of the time of sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. Subsequent adjustments to sales incentive programs related to products/vehicles previously sold are recognized as an adjustment to revenues in the period the adjustment is determinable. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.

CNH Industrial Consolidated Financial Statements at December 31, 2018 131

With reference to the sales to dealers accompanied by “floor plan” agreements under which the Group offers wholesale financing including “interest-free” financing for a specified period of time (which also vary by geographic market and product line), two separate performance obligations exist. The first performance obligation consists of the sale of the equipment/vehicle from Industrial Activities to the dealer. Concurrent with the sale of the equipment/vehicle, Industrial Activities offers to the dealer wholesale financing through loans extended by Financial Services. Industrial Activities compensates Financial Services for the cost of the interest-free period. This cost has been determined to represent a cash sale incentive on the initial sale of the good, and therefore it should be recognized upfront as a reduction of net sales of Industrial Activities. The second performance obligation consists of a credit facility extended by Financial Services to the dealer. The remuneration for this performance obligation is represented by the compensation received from Industrial Activities for the period of the interest-free financing and by the interest charged to dealer for the remaining period. This remuneration is recognized by Financial Services over the period of the outstanding exposure.
For parts sales, when the Group provides its customers with a right to return a transferred product, revenue and corresponding cost of sales are recognized for parts that are not expected to be returned. The expected returns are estimated based on an analysis of historical experience. The portion of revenue (and corresponding cost of sales) related to the parts that are expected to be returned is recognized at the end of the return period. The amount received or receivable that is expected to be returned is recognized as a refund liability, representing the obligation to return the customer’s consideration. Furthermore, at the time of the initial sale, CNH Industrial recognizes a return asset for the right to recover the goods returned by the customer. This asset is initially measured at the former carrying amount of the inventory. At each reporting date, both the refund liability and the return asset are remeasured to record for any revisions to the expected level of returns, as well as any decreases in the value of the returned products.
Rendering of services
Revenues from services provided are primarily comprised of extended warranties and maintenance and repair services and are recognized over the contract period when the costs are incurred, that is when the claims are charged by the dealer. Amounts invoiced to customers for which CNH Industrial receives consideration before the performance is satisfied are recognized as contract liability. These services are either separately-priced or included in the selling price of the vehicle. In the second case, revenue for the services is allocated based on the estimated stand-alone selling price. In the event that the costs expected to be incurred to satisfy the remaining performance obligations exceed the transaction price, an estimated contract loss is recognized.
Shipping and other transportation activities performed as an agent are recognized on a net basis, which is netting the related freight cost against the freight revenue.
Rents and other income on assets sold with a buy-back commitment
Commercial Vehicles enters into transactions for the sale of vehicles to some customers with an obligation to repurchase (“buy-back commitment”) the vehicles at the end of a period (“buy-back period”) at the customer’s request. For these types of arrangements, at inception, CNH Industrial assesses whether a significant economic incentive exists for the customer to exercise the option.
If CNH Industrial determines that a significant economic incentive exists for the customer to exercise the buy-back option, the transaction is accounted for as an operating lease. In such case, vehicles are accounted for as Property, plant and equipment because the agreements typically have a long-term buy-back period. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized in “Other current liabilities” and is comprised of the repurchase value of the vehicle, and the rents to be recognized in the future recorded as contract liability. These rents are determined at the inception of the contract as the difference between the initial sale price and the repurchase price and are recognized as revenue on a straight-line basis over the term of the agreement. At the end of the agreement term, upon exercise of the option, the used vehicles are reclassified from Property, plant and equipment to Inventories. The proceeds from the sale of such vehicles are recognized as Revenues.
If CNH Industrial determines that a significant economic incentive does not exist for the customer to exercise the buy-back option, the transaction is treated as a sale with a variable consideration whose variable component is the buy-back provision accrual. The buy-back provision accrual is the difference between the repurchase price and the estimated market value of the used vehicle at the end of the buy-back period and is recorded only when the repurchase price is greater than the estimated market value of the used vehicle. The buy-back provision accrual is estimated and recognized as a reduction of revenues at the time of the sale. Any subsequent change following such periodic reassessment is recognized as a reduction of revenues at that time.

CNH Industrial Consolidated Financial Statements at December 31, 2018 132

Finance and interest income
Finance and interest income on retail and other notes receivables and finance leases is recorded using the effective yield method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the effective yield method. When a financial asset becomes credit-impaired and is, therefore, regarded as “Stage 3”, CNH Industrial calculates interest income by applying the effective interest rate to the net amortized cost of the financial asset. If the financial asset cures and is no longer credit-impaired, CNH Industrial reverts to calculating interest income on a gross basis. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.
Rents and other income on operating leases
Income from operating leases is recognized over the term of the lease on a straight-line basis.
Cost of sales
Cost of sales comprises the cost of manufacturing products and the acquisition cost of purchased merchandise which has been sold. It includes all directly attributable material and production costs and all production overheads. These include the depreciation of property, plant and equipment and the amortization of intangible assets relating to production and write-downs of inventories. Cost of sales also includes freight and insurance costs relating to deliveries to dealers and agency fees in the case of direct sales.
Cost of sales also includes provisions made to cover the estimated cost of product warranties at the time of sale to dealer networks or to the end customer.
Expenses which are directly attributable to the Financial Services business, including the interest expense related to the financing of Financial Services business as a whole and charges for risk provisions and write-downs, are reported in cost of sales.
Research and development costs
This item includes research costs, development costs not eligible for capitalization and the amortization of development costs recognized as assets in accordance with IAS 38.
Government grants
Government grants are recognized in the financial statements when there is reasonable assurance that the company concerned will comply with the conditions for receiving such grants and that the grants themselves will be received. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to offset.
The benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and is accounted for in accordance with the policies already used for the recognition of government grants.
Income taxes
Income taxes include all taxes based upon the taxable profits of the Group. Taxes on income are recognized in profit or loss except to the extent they relate to items recognized directly in equity or in other comprehensive income, in which case the related tax effects are recognized directly in equity or in other comprehensive income. Provisions for income taxes arising on the distribution of a subsidiary’s undistributed profits are only made where there is a current intention to distribute such profits. Deferred taxes are provided using the full liability method. They are calculated on all temporary differences between the tax base of an asset or liability and the carrying amounts in the Consolidated Financial Statements, except for those arising from non-tax-deductible goodwill and for those related to investments in subsidiaries where it is possible to control the reversal of the differences and reversal will not take place in the foreseeable future. Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from temporary differences, are recognized to the extent it is probable future profits will be available against which they can be utilized. Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rates, of the relevant tax jurisdictions, expected to apply to taxable income in the periods in which the temporary differences reverse. Other taxes not based on taxable profits, such as property taxes and taxes on capital, are included in operating expenses.

CNH Industrial Consolidated Financial Statements at December 31, 2018 133

Dividends
Dividends payable by the Group are reported as a change in equity in the period in which they are approved by the Company’s shareholders at the Annual General Meeting of Shareholders (“AGM”).
Earnings per share
Basic earnings per share are calculated by dividing the Profit/(loss) attributable to owners of the parent by the weighted average number of common shares outstanding during the year. Special voting shares are not included in the earnings per share calculation as they are not eligible for dividends and have only limited economic rights. For diluted earnings per share, the weighted average number of common shares outstanding is adjusted assuming conversion of dilutive potential common shares.
Use of estimates
These Consolidated Financial Statements have been prepared in accordance with EU-IFRS which requires CNH Industrial to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of income and expenses. The estimates and related assumptions are based on available information at the date of preparation of the financial statements, on historical experience and other relevant factors. Actual results may differ from the estimates.
Particularly in light of the current economic uncertainty, developments may occur which may differ from CNH Industrial's estimates and assumptions, and therefore might require significant adjustments to the carrying amounts of certain items, which as of the date of this Consolidated Financial Statements cannot be accurately estimated or predicted.
The principal items affected by estimates are the allowances for doubtful accounts receivable and inventories, non-current assets (tangible and intangible assets), the residual values of vehicles leased out under operating lease arrangements or sold with buy-back clauses, sales allowances, product warranties, pension and other post-employment benefits, deferred tax assets and contingent liabilities.
Estimates and assumptions are reviewed periodically and the effects of any changes are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
The following are the critical judgments and the key assumptions concerning the future that CNH Industrial has made in the process of applying its accounting policies and that may have the most significant effect on the amounts recognized in its Consolidated Financial Statements or that represent a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.
Allowance for doubtful accounts
The allowance for doubtful accounts for trade receivables and contract assets reflects CNH Industrial’s estimate of expected lifetime credit losses, and it is measured at an amount equal to the present value of the cash shortfalls over the expected life of the financial asset.
The allowance for doubtful accounts for receivables from financing activities reflects management’s estimate of forward looking expected credit losses (“ECL”) in the wholesale and retail credit portfolio. This requires considerable judgement about how changes in economic factors affect ECLs, which is determined on a probability-weighted basis. The ECL model applies to financial assets accounted for at amortized cost and at fair value through other comprehensive income, lease receivables, and certain loan commitments and financial guarantee contracts. The loss allowances will be measured on either of the following bases:

▪	12 month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

▪	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.
Refer to Note 18 “Current receivables and Other current assets” for additional details on the calculation of allowance for credit losses.
Allowance for obsolete and slow-moving inventory
The allowance for obsolete and slow-moving inventory reflects management’s estimate of the expected loss in value, and has been determined on the basis of past experience and historical and expected future trends in the used vehicle market. A worsening of the economic and financial situation could cause a further deterioration in conditions in the used vehicle market compared to that taken into consideration in calculating the allowances recognized in the financial statements.

CNH Industrial Consolidated Financial Statements at December 31, 2018 134

Recoverability of non-current assets (including goodwill)
Non-current assets include property, plant and equipment, intangible assets (including goodwill), investments and other financial assets. The Group reviews the carrying value of non-current assets held and used and that of assets to be disposed of when events and circumstances warrant such a review. For goodwill and intangible assets with indefinite useful lives such analysis is carried out at least annually.
The analysis of the recoverable amount of non-current assets other than goodwill is usually performed using estimates of future expected cash flows from the use or disposal of the asset and an appropriate discount rate in order to calculate present value. If the carrying amount is deemed to be impaired, the Group recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds its estimated recoverable amount from use or disposal determined by reference to the cash flows included in its most recent business forecasts.
The vast majority of goodwill, representing approximately 97% of the total at December 31, 2018, related to Agricultural Equipment (69%), Construction Equipment (23%) and Financial Services (5%). The impairment test of such goodwill is performed at the cash generating unit level, the segment level. The recoverable amount of the cash generating units is determined using multiple valuation methodologies, relying largely on an income approach (based on the present value of estimated future cash flows) but also incorporating value indicators from a market approach. The carrying amount of a cash generating unit is then compared to the recoverable amount to determine if there is an impairment loss. Further details on the goodwill impairment test are included in Note 13.
In view of the present economic and financial situation, the Group made the following considerations in respect of its future prospects:

▪
when carrying out impairment testing of tangible and intangible assets, the Group took into account its expected performance in the upcoming years. CNH Industrial extended such projections for subsequent years to appropriately cover the period of analysis. The analysis performed in 2018 did not indicate the need to recognize any significant impairment loss.

▪	should the assumptions underlying the forecast deteriorate further, the following is noted:

▪
the Group’s tangible and intangible assets with a finite useful life (mostly development costs) relate to models or products with high technological content in line with the latest environmental laws and regulations, which consequently makes them competitive in the current economic environment, especially in the more mature economies in which particular attention is placed on the eco-sustainability of those types of products. Consequently, despite the fact that the capital goods sector is one of the markets which could be most affected by a potential crisis in the immediate term, management considers that is highly probable that the life cycle of these products can be lengthened to extend over the period of time involved in a slower economic recovery, allowing the Group to achieve sufficient cash flows to cover the investments, although over a longer period of time.

▪	with reference to goodwill, the Group performed a sensitivity analysis on impairment.
Residual values of assets leased out under operating lease arrangements or sold with a buy-back commitment
CNH Industrial records assets rented to customers or leased to them under operating lease as tangible assets. Furthermore, new vehicle sales with a buy-back commitment are not recognized as sales at the time of delivery but are accounted for as operating lease if it is probable that the vehicle will be bought back. Income from such operating lease is recognized on a straight-line basis over the term of the lease. Depreciation expense for assets subject to operating lease is recognized on a straight-line basis over the lease term in amounts necessary to reduce the cost of an asset to its estimated residual value at the end of the lease term. The estimated residual value of leased assets is calculated at the lease commencement date on the basis of published industry information and historical experience and are reviewed quarterly. Realization of the residual values is dependent on CNH Industrial’s future ability to market the assets under the then-prevailing market conditions. The Group continually evaluates whether events and circumstances have occurred which impact the estimated residual values of the assets on operating lease. The used vehicle market was carefully monitored to ensure that write-downs were properly determined. However, it cannot be excluded that additional write-downs may be required if market conditions should deteriorate further.
Sales allowances
CNH Industrial grants certain sales incentives to support sales of its products to retail customers. At the later of the time of sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. The expense for new programs is accrued at the inception of the program. The amounts of incentives to be paid are estimated. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.

CNH Industrial Consolidated Financial Statements at December 31, 2018 135

Product warranties
CNH Industrial makes provisions for estimated expenses related to product warranties at the time products are sold. Management establishes these estimates based on historical information on the nature, frequency and average cost of warranty claims. The Group seeks to improve vehicle quality and minimize warranty expenses arising from claims. Warranty costs may differ from those estimated if actual claim rates are higher or lower than historical rates.
Pension and other post-employment benefits
Group companies sponsor pension and other post-employment benefits in various countries, mainly in the United States, the United Kingdom and Germany.
Employee benefit liabilities, related assets, costs and net interest connected with them are measured on an actuarial basis which requires the use of estimates and assumptions to determine the net defined benefit liability/asset for the Group. The actuarial method takes into consideration parameters of a financial nature such as the discount rate, the rate for expected return on plan assets, the rate of salary increases and the healthcare costs trend rate and takes into consideration the likelihood of potential future events by using certain demographic parameters such as mortality rates and dismissal or retirement rates. The discount rates selected are based on yields or yield curves of high quality corporate bonds in the relevant market. Trends in healthcare costs are developed on the basis of historical experience, the near-term outlook for costs and likely long-term trends. Rates of salary increases reflect the Group’s long-term actual expectations in the reference market and inflation trends. Changes in any of these assumptions may have an effect on future contributions to the plans.
The effects resulting from revising the estimates for the above parameters (“re-measurements”) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years: refer to “Employee benefits” section above for further details.
Significant future changes in the yields of corporate bonds, other actuarial assumptions referred to above and returns on plan assets may significantly impact the net liability/asset.
Realization of deferred tax assets
At December 31, 2018, CNH Industrial had net deferred tax assets, including tax loss carry forwards, of $1,424 million, of which $822 million are not recognized in the financial statements. The corresponding totals at December 31, 2017 were $1,780 million and $936 million. Management has recognized deferred tax assets it believes are probable to be recovered. In determining the amount of deferred tax assets probable to be recovered, management has considered figures from budgets and plans consistent with those used for other purposes within CNH Industrial, for example impairment testing, as discussed in the paragraph “Recoverability of non-current assets (including goodwill)” above. CNH Industrial believes the amount of recognized deferred tax assets is appropriate, despite the risk of actual future results potentially being less than results included in these forecasts, considering many of the recognized net deferred tax assets relate to temporary differences and tax losses which, to a significant extent, may be recovered over an extended time period, but do not expire based on currently enacted tax law.
Contingent liabilities
CNH Industrial is the subject of legal proceedings and tax issues covering a range of matters, which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against CNH Industrial often raise difficult and complex factual and legal issues, which are subject to many uncertainties, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business management consults with legal counsel and certain other experts on matters related to litigation and taxes. The Group accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible or an estimate is not determinable, the matter is disclosed.
New standards and amendments effective from January 1, 2018

▪	IFRS 15 - Revenue from Contracts with Customers
On May 28, 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers. The new standard requires an entity to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration that the entity expects to receive. This new revenue recognition model defines a five-step process to achieve this objective. The new standard also requires additional disclosures to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts with customers. The new standard supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue and IFRICs 13, 15 and 18, as well as SIC-31, and is effective for annual periods beginning on or after January 1, 2018 (the effective date of the standard has been deferred by the IASB from January 1, 2016, to January 1, 2018, through a specific amendment issued in September 2015). Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented, and the cumulative effect of applying the standard would be recognized at the earliest period shown or a

CNH Industrial Consolidated Financial Statements at December 31, 2018 136

modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the consolidated statement of changes in equity.
CNH Industrial has adopted the new standard and all the related amendments effective January 1, 2018 using the full retrospective approach, recasting the balances of the statement of financial position at January 1, 2017 (date of first time retrospective adoption of the new standard) and December 31, 2017, and the income statement balances for 2017, as if IFRS 15 had always been applied.
The impact of adopting the IFRS 15 on net equity at January 1, 2017 is a reduction of $127 million and primarily relates to certain services (mainly maintenance and repair contracts, as well as extended warranty contracts) and certain other incentives provided by CNH Industrial to customers which require a different timing of recognition of revenues and margin. Furthermore, the adoption of the new standard also resulted in changes in classification between net revenues and cost of sales, whose overall impact on total net revenues is not significant, as well as certain further changes in classification for certain assets and liabilities, whose overall impact on total assets and total liabilities is not significant. Further details on the overall impact for the adoption of the new standard are reported in the following section “Summary of the impacts of the adoption of new accounting standards and income statement presentation changes”.
In accordance with the transitional rules included in IFRS 15, the Group has applied the standard’s practical expedient where, for all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue. No other practical expedients were applied.
For completeness of information, we remind that the segment information included in Note 30 “Segment reporting” is prepared using U.S. GAAP according to the information and metrics used by the CODM in assessing the performance make decisions about resource allocation to the operating segments. Under U.S. GAAP, CNH Industrial has adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC 606”) effective January 1, 2018, using the full retrospective approach. As a consequence, starting 2018, the segment information included in Note 30 is affected by the adoption of ASC 606. IFRS 15 and ASC 606 largely converged, however, due to the different structure of the income statement and metrics used by CNH Industrial under EU-IFRS and U.S. GAAP, the adoption of IFRS 15 and ASC 606 has a different impact on its financial statements under the two sets of standards.
CNH Industrial’s revenue recognition policy after the adoption of the new accounting standard IFRS 15 is detailed in the above paragraph "Revenue recognition".

▪	IFRS 9 - Financial Instruments
On July 24, 2014, the IASB issued IFRS 9 – Financial Instruments. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement, and includes requirements for classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. IFRS 9 amends IFRS 7 – Financial Instruments: Disclosures. As permitted by the transitional provisions of the standard, the Group has adopted IFRS 9 effective January 1, 2018 retrospectively, except for hedge accounting which was applied prospectively, without recasting prior periods.
Classification and measurement of financial instruments
As results of the adoption of IFRS 9, the Group has classified and measured its financial assets as at amortized cost (“AC”), fair value through other comprehensive income (“FVTOCI”) or fair value through profit and loss (“FVTPL”), depending on its business model for managing such financial assets and the asset’s contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity (“HTM”), loans and receivables (“L&R”) and available for sale (“AFS”).
The classification used previously under IAS 39 has been discontinued from January 1, 2018. In accordance with the transitional provisions of IFRS 9, the Group has not restated prior periods but has classified the financial assets held at January 1, 2018 retrospectively, according to the business model and based on facts and circumstances under which the assets were held at that date.
The classification and measurement of financial liabilities remained unchanged for the Group.
There were no changes in the carrying amounts on the basis of allocation from original measurement categories under IAS 39 to new measurement categories under IFRS 9.

CNH Industrial Consolidated Financial Statements at December 31, 2018 137

The following summarizes the classification and measurement changes for the Group’s financial assets and financial liabilities on initial application of IFRS 9 (January 1, 2018):

		Previous classification and carrying amount (IAS 39)							New classification and carrying amount (IFRS 9)
($ million)	Note	L&R	HTM	AFS	Hedging Derivatives	FVTPL	AC	Remeasurement upon application of IFRS 9 (January 1, 2018)(*)	AC	Hedging Derivatives	FVTPL	FVTOCI
Investment and other financial assets - Other securities	(15)	—	—	1	—	—	—	—	—	—	1	—
Investment and other financial assets - Non-current financial receivables	(15)	34	—	—	—	—	—	—	34	—	—	—
Trade receivables	(18)	496	—	—	—	—	—	(3)	493	—	—	—
Receivables from financing activities (a)	(18)	19,458	—	—	—	—	—	—	19,458	—	—	—
Other current assets (b)	(18)	1,330	—	—	—	—	—	—	1,330	—	—	—
Current financial assets – Derivatives designated as hedging instruments	(20)	—	—	—	60	—	—	—	—	60	—	—
Current financial assets – Derivatives not designated as hedging instruments	(20)	—	—	—	—	17	—	—	—	—	17	—
Cash and cash equivalents - Cash at banks and Restricted cash	(21)	5,556	—	—	—	—	—	—	5,556	—	—	—
Cash and cash equivalents - Money market securities and other cash equivalents	(21)	—	644	—	—	—	—	—	141	—	503	—
Total financial assets		26,874	644	1	60	17	—	(3)	27,012	60	521	—
Debt – Asset-backed financing	(26)	—	—	—	—	—	12,028	—	12,028	—	—	—
Debt – Other debt (c)	(26)	—	—	—	—	—	13,983	—	13,983	—	—	—
Other financial liabilities – Derivatives designated as hedging instruments	(20)	—	—	—	71	—	—	—	—	71	—	—
Other financial liabilities – Derivatives not designated as hedging instruments	(20)	—	—	—	—	27	—	—	—	—	27	—
Trade payables	(27)	—	—	—	—	—	6,060	—	6,060	—	—	—
Other current liabilities (d)	(28)	—	—	—	—	—	3,817	—	3,817	—	—	—
Total financial liabilities		—	—	—	71	27	35,888	—	35,888	71	27	—

(a)	It excludes receivables for finance leases.

(b)	It refers to financial assets included in Other current receivables.

(c)	It excludes payables for finance leases.

(d)	It refers to financial liabilities included in Other current liabilities.

(*)	Remeasurement upon application of IFRS 9 at January 1, 2018 as a result of the change in the impairment model.

CNH Industrial Consolidated Financial Statements at December 31, 2018 138

Hedge accounting
IFRS 9 aims to simplify hedge accounting and to reflect the effect of an entity’s risk management activities in the financial statements, allowing more hedging instruments and hedged items to qualify for hedge accounting. The new hedge accounting rules align the accounting for hedge instruments more closely with the Group’s risk management practices. The standard also introduces expanded disclosure requirements and changes in presentation. CNH Industrial undertook an assessment of its IAS 39 hedge relationships existing at December 31, 2017 against the requirements of IFRS 9 and concluded that these hedge relationships qualify as continuing hedges upon the adoption of IFRS 9. There was no impact from the adoption of hedge accounting requirements in IFRS 9 at January 1, 2018. Refer to Note 20 “Other financial assets and Other financial liabilities” for additional details on CNH Industrial derivative financial instruments policy.
Impairment of financial assets
On January 1, 2018, CNH Industrial changed the impairment model for its financial assets moving from the incurred loss model under IAS 39 to the expected credit loss model under IFRS 9. Until December 31, 2017, CNH Industrial estimated the incurred losses arising from the failure or inability of customers to make payments when due. These estimates were assessed on an individual basis, taking into account the aging of customers’ balances, specific credit circumstances and CNH Industrial’s historical experience, and on a collective basis, using loss forecast models that considered a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency.
In accordance with IFRS 9, the simplified approach, which requires expected lifetime losses, was applied to trade receivables. For receivables from financing activities CNH Industrial applied the general approach recording the credit losses either on a 12-month or lifetime basis.
In accordance with the transitional provisions of IFRS 9, CNH Industrial decided not to restate prior periods. Instead, the allowance for doubtful accounts for trade receivables and receivables from financing activities at January 1, 2018, were reassessed in accordance with the new impairment model.
The following table compares the closing balances of trade receivables and receivables from financing activities and the related allowances at December 31, 2017 with the respective opening balances at January 1, 2018, adjusted on initial application of IFRS 9:

($ million)	December 31, 2017 as recast in accordance with IAS 39	Impact of IFRS 9 adoption	January 1, 2018 as recast in accordance with IFRS 9
Trade Receivables	605	—	605
Allowance for doubtful accounts	(109)	(3)	(112)
Total	496	(3)	493
Receivables from financing activities	20,378	—	20,378
Allowance for doubtful accounts	(583)	—	(583)
Total	19,795	—	19,795
Furthermore, the adoption of the new impairment model in the Group also affected the results of one of its associates accounted for under the equity method (CNH Industrial Capital Europe S.a.S.).
The total impact from the adoption of the new impairment model amounted to $12 million, net of tax effect, and was recognized in Earnings reserves at January 1, 2018.
CNH Industrial’s impairment of financial assets policy after the adoption of the new accounting standard IFRS 9 is presented in the above paragraph "Use of estimates".

CNH Industrial Consolidated Financial Statements at December 31, 2018 139

Summary of the impacts of the adoption of new accounting standards and income statement presentation changes
In detail, the following table summarizes the impact of adoption of IFRS 15 on the consolidated statement of financial position at January 1, 2017:

	At January 1, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	As recast
ASSETS
Intangible assets	5,504	—	5,504
Property, plant and equipment	6,278	—	6,278
Investments and other financial assets:	554	—	554
Investments accounted for using the equity method	505	—	505
Other investments and financial assets	49	—	49
Leased assets	1,907	—	1,907
Defined benefit plan assets	5	—	5
Deferred tax assets	959	38	997
Total Non-current assets	15,207	38	15,245
Inventories	5,732	(3)	5,729
Trade receivables	623	—	623
Receivables from financing activities	18,662	(48)	18,614
Current tax receivables	430	—	430
Other current assets	1,209	25	1,234
Current financial assets:	95	—	95
Current securities	—	—	—
Other financial assets	95	—	95
Cash and cash equivalents	5,854	—	5,854
Total Current assets	32,605	(26)	32,579
Assets held for sale	22	—	22
TOTAL ASSETS	47,834	12	47,846
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,623	(126)	6,497
Non-controlling interests	11	(1)	10
Total Equity	6,634	(127)	6,507
Provisions:	5,687	(336)	5,351
Employee benefits	2,532	—	2,532
Other provisions	3,155	(336)	2,819
Debt:	25,434	—	25,434
Asset-backed financing	11,784	—	11,784
Other debt	13,650	—	13,650
Other financial liabilities	249	—	249
Trade payables	5,185	—	5,185
Current tax payables	229	—	229
Deferred tax liabilities	188	(2)	186
Other current liabilities	4,228	477	4,705
Liabilities held for sale	—	—	—
Total Liabilities	41,200	139	41,339
TOTAL EQUITY AND LIABILITIES	47,834	12	47,846

CNH Industrial Consolidated Financial Statements at December 31, 2018 140

The following table summarizes the impact of adoption of IFRS 15 on the consolidated statement of financial position at December 31, 2017 and the cumulative impact of adoption of IFRS 9 at January 1, 2018:

($ million)	At December 31, 2017 as previously reported	Impact of IFRS 15 adoption	At December 31, 2017 as recast	Impact of IFRS 9 adoption	At January 1, 2018 as recast
ASSETS
Intangible assets	5,644	—	5,644	—	5,644
Property, plant and equipment	6,830	—	6,830	—	6,830
Investments and other financial assets:	631	—	631	(9)	622
Investments accounted for using the equity method	590	—	590	(9)	581
Other investments and financial assets	41	—	41	—	41
Leased assets	1,845	—	1,845	—	1,845
Defined benefit plan assets	28	—	28	—	28
Deferred tax assets	942	40	982	—	982
Total Non-current assets	15,920	40	15,960	(9)	15,951
Inventories	6,453	—	6,453	—	6,453
Trade receivables	496	—	496	(3)	493
Receivables from financing activities	19,842	(47)	19,795	—	19,795
Current tax receivables	303	—	303	—	303
Other current assets	1,465	36	1,501	—	1,501
Current financial assets:	77	—	77	—	77
Current securities	—	—	—	—	—
Other financial assets	77	—	77	—	77
Cash and cash equivalents	6,200	—	6,200	—	6,200
Total Current assets	34,836	(11)	34,825	(3)	34,822
Assets held for sale	13	—	13	—	13
TOTAL ASSETS	50,769	29	50,798	(12)	50,786
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,831	(160)	6,671	(12)	6,659
Non-controlling interests	15	(2)	13	—	13
Total Equity	6,846	(162)	6,684	(12)	6,672
Provisions:	6,370	(393)	5,977	—	5,977
Employee benefits	2,587	—	2,587	—	2,587
Other provisions	3,783	(393)	3,390	—	3,390
Debt:	26,014	—	26,014	—	26,014
Asset-backed financing	12,028	—	12,028	—	12,028
Other debt	13,986	—	13,986	—	13,986
Other financial liabilities	98	—	98	—	98
Trade payables	6,060	—	6,060	—	6,060
Current tax payables	86	—	86	—	86
Deferred tax liabilities	141	(3)	138	—	138
Other current liabilities	5,154	587	5,741	—	5,741
Liabilities held for sale	—	—	—	—	—
Total Liabilities	43,923	191	44,114	—	44,114
TOTAL EQUITY AND LIABILITIES	50,769	29	50,798	(12)	50,786

CNH Industrial Consolidated Financial Statements at December 31, 2018 141

The following table summarizes the impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the consolidated income statement and on the basic and diluted earnings/(loss) per share for the year ended December 31, 2017:

	2017
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast
Net revenues	27,947	(323)	—	27,624	Net revenues
Cost of sales	23,064	(301)	—	22,763	Cost of sales
Selling, general and administrative costs	2,230	—	—	2,230	Selling, general and administrative costs
Research and development costs	1,098	—	—	1,098	Research and development costs
		—	97	97	Result from investments:
			97	97	Share of the profit/(loss) of investees accounted for using the equity method
			—	—	Other income/(expenses) from investments
Other income/(expenses)	(118)	—	118
TRADING PROFIT/(LOSS)	1,437	(22)	(1,415)
Gains/(losses) on the disposal of investments	—	—	—	—	Gains/(losses) on the disposal of investments
Restructuring costs	91	—	—	91	Restructuring costs
Other unusual income/(expenses)	(55)	—	55
OPERATING PROFIT/(LOSS)	1,291	(22)	(1,269)
Financial income/(expenses)	(626)	—	626
Result from investments:	97	—	(97)
Share of the profit/(loss) of investees accounted for using the equity method	97	—	(97)
Other income/(expenses) from investments	—	—	—
		—	(173)	(173)	Other income/(expenses)
		—	(626)	(626)	Financial income/(expenses)
PROFIT/(LOSS) BEFORE TAXES	762	(22)	—	740	PROFIT/(LOSS) BEFORE TAXES
Income tax (expense)	(285)	1	—	(284)	Income tax (expense)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	477	(21)	—	456	PROFIT/(LOSS) FROM CONTINUING OPERATIONS
PROFIT/(LOSS) FOR THE PERIOD	477	(21)	—	456	PROFIT/(LOSS) FOR THE PERIOD

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:					PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	460	(21)	—	439	Owners of the parent
Non-controlling interests	17	—	—	17	Non-controlling interests

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.34	(0.02)	—	0.32	BASIC EARNINGS/(LOSS) PER COMMON SHARE
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.34	(0.02)	—	0.32	DILUTED EARNINGS/(LOSS) PER COMMON SHARE

CNH Industrial Consolidated Financial Statements at December 31, 2018 142

The following table summarizes the impact of adoption of IFRS 15 on the consolidated statement of comprehensive income for the year ended December 31, 2017:

	2017
($ million)	As previously reported	Impact of IFRS 15 adoption	As recast
PROFIT/(LOSS) FOR THE PERIOD	477	(21)	456

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	55	—	55
Tax effect of Other comprehensive (loss)/(income) that will not be reclassified subsequently to profit or loss	(69)	—	(69)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax	(14)	—	(14)
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	84	—	84
Exchange gains/(losses) on translating foreign operations	(200)	(13)	(213)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	33	—	33
Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(11)	—	(11)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax	(94)	(13)	(107)
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX	(108)	(13)	(121)

TOTAL COMPREHENSIVE INCOME/(LOSS)	369	(34)	335

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent	354	(34)	320
Non-controlling interests	15	—	15
The impact of adoption of IFRS 15 on the consolidated statement of cash flows for the year ended December 31, 2017 was immaterial.
Other accounting standards, amendments and interpretations effective from January 1, 2018

▪
On June 20, 2016, the IASB issued narrow-scope amendments to IFRS 2 – Share-based Payment. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The application of these amendments did not have any effect on the Consolidated Financial Statements.

▪
On December 8, 2016, the IASB ratified the IFRIC interpretation 22 – Foreign Currency Transactions and Advance Consideration that addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The application of this interpretation did not have any effect on the Consolidated Financial Statements.

CNH Industrial Consolidated Financial Statements at December 31, 2018 143

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group
The main accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group are the following:

▪
On January 13, 2016, the IASB issued IFRS 16 – Leases, replacing IAS 17 - Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Lessees will be required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments and to recognize depreciation of lease assets separately from interest on lease liabilities in the income statement. Lessor accounting requirements of IAS 17 are carried forward by IFRS 16, accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019. The European Union has completed its endorsement process for this standard.

CNH Industrial will adopt the new standard effective January 1, 2019, using the Modified Retrospective approach which requires to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, without recasting prior periods. CNH Industrial will elect certain practical expedients upon transition, including: not to reassess under the new guidance its prior conclusions about lease identification, lease classification and initial direct costs; and, those provided for leases of low-value assets and short-term leases. The Group anticipates adoption of the standard will add approximately $0.5 billion in right-of-use assets and lease liabilities to its consolidated statement of financial position at January 1, 2019, without transition effect to equity. Furthermore, the adoption of the standard will not significantly impact CNH Industrial consolidated income statement and consolidated statement of cash flows.

▪
On June 7, 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments to specify how to reflect uncertainty in accounting for income taxes. The Interpretation is effective from January 1, 2019. The Group does not expect any material impact from the adoption of this interpretation on its Consolidated Financial Statements.

At the date of these Consolidated Financial Statements, the European Union has not yet completed its endorsement process for the following standards and amendments:

▪
On September 11, 2014, the IASB issued amendments to IFRS 10 - Consolidated Financial Statements and IAS 28 - Investments in Associates and Joint Ventures (2011). The amendments deal with the sale or contribution of assets between an investor and its associate or joint venture, and provide that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The effective date of the amendments has not yet been determined by the IASB. The Group is currently evaluating the impact of the adoption of these improvements on its Consolidated Financial Statements.

▪
On December 12, 2017, the IASB issued the Annual Improvements to IFRSs 2015–2017 Cycle. The most important topics addressed in these amendments are: (i) previously held interest in a joint operation in IFRS 3 – Business combinations and IFRS 11 – Joint Arrangements, (ii) Income Tax consequences of payments on financial instruments classified as equity in IAS 12 – Income taxes, and (iii) borrowing costs eligible for capitalization in IAS 23 – Borrowing costs. These amendments are effective from January 1, 2019. The Group does not expect any material impact from the adoption of these amendments on its Consolidated Financial Statements.

▪
On February 7, 2018, the IASB issued Plan Amendment, Curtailment or Settlement (Amendments to IAS 19), requiring an entity after remeasuring its defined benefit obligations as a consequence on a plan amendment, curtailment or settlement, to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments are effective prospectively from January 1, 2019. The Group does not expect any material impact from the adoption of these amendments on its Consolidated Financial Statements.

▪
On October 22, 2018, the IASB issued narrow-scope amendments to IFRS 3 - Business Combinations to improve the definition of a business. The amendments shall be applied to acquisitions that occur on or after January 1, 2020 with earlier application permitted. The Group is currently evaluating the impact of the adoption of these amendments on its Consolidated Financial Statements.

▪
On October 31, 2018, the IASB clarified the definition of "material" and how it should be applied by amending IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective from January 1, 2020,  with earlier application permitted. The Group is currently evaluating the impact of the adoption of these amendments on its Consolidated Financial Statements.

CNH Industrial Consolidated Financial Statements at December 31, 2018 144

SCOPE OF CONSOLIDATION
The Consolidated Financial Statements of the Group as of December 31, 2018 include CNH Industrial N.V. and 167 consolidated subsidiaries over which CNH Industrial N.V., directly or indirectly, has control. A total of 175 subsidiaries were consolidated at December 31, 2017.
Excluded from consolidation are 12 subsidiaries that are either dormant or generate a negligible volume of business: their proportion of the Group’s assets, liabilities, financial position and earnings is immaterial. In particular, 12 of such subsidiaries are accounted for using the cost method, and represent in aggregate less than 0.01 percent of Group revenues, equity and total assets.
There have been no significant changes in the scope of consolidation during 2018. Effective December 31, 2017, CNH Industrial deconsolidated its Venezuelan operations and began reporting their operating results under the cost method.
BUSINESS COMBINATIONS
There were no significant business combinations in 2018.

CNH Industrial Consolidated Financial Statements at December 31, 2018 145

COMPOSITION AND PRINCIPAL CHANGES
2017 figures included in the following notes have been recast following the retrospective adoption, on January 1, 2018, of the new accounting standard for revenue recognition (IFRS 15) and the changes in the income statement presentation.

1.	Net revenues
The following tables summarize Net revenues for the years ended December 31, 2018 and 2017:

($ million)	2018	2017
Agricultural Equipment	11,786	10,683
Construction Equipment	3,021	2,530
Commercial Vehicles	10,933	10,562
Powertrain	4,557	4,371
Eliminations and Other	(2,370)	(2,375)
Total Industrial Activities	27,927	25,771
Financial Services	1,996	2,028
Eliminations and Other	(187)	(175)
Total Net revenues	29,736	27,624
The following table disaggregates Net revenues by major source for years ended December 31, 2018 and 2017:

($ million)	2018	2017
Revenues from:
Sales of goods	26,934	24,989
Rendering of services	527	438
Rents and other income on assets sold with a buy-back commitment	466	344
Revenues from sales of goods and services	27,927	25,771
Finance and interest income	1,049	1,106
Rents and other income on operating lease	760	747
Total Net Revenues	29,736	27,624
During the years ended December 31, 2018 and 2017, revenues included $544 million and $496 million, respectively, relating to contract liabilities outstanding at the beginning of each period. Refer to Note 28 "Other current liabilities" for additional details on contract liabilities.
As of December 31, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2.2 billion. CNH Industrial expects to recognize revenue on approximately 40% and 84% of the remaining performance obligations over the next 12 and 36 months, respectively, with the remaining recognized thereafter.

2.	Cost of sales
The following summarizes the main components of Cost of sales:

($ million)	2018	2017
Interest cost and other financial charges from Financial Services	438	484
Other costs of sales	23,763	22,279
Total Cost of sales	24,201	22,763

3.	Selling, general and administrative costs
Selling, general and administrative costs amounted to $2,313 million in 2018, compared to $2,230 million recorded in 2017.

CNH Industrial Consolidated Financial Statements at December 31, 2018 146

4.	Research and development costs
In 2018, Research and development costs of $1,110 million ($1,098 million in 2017) comprise all the research and development costs not recognized as assets in the year, amounting to $625 million ($582 million in 2017), and the amortization of capitalized development costs of $485 million ($497 million in 2017). In 2017, Research and development costs also included impairment losses of $19 million. During 2018, the Group capitalized new development costs of $455 million ($404 million in 2017).

5.	Result from investments
In 2018 and 2017, CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method was $61 million and $97 million, respectively.

6.	Gains/(losses) on the disposal of investments
The balance of this item was immaterial in both 2018 and 2017.

7.	Restructuring costs
CNH Industrial incurred restructuring costs of $63 million and $91 million in 2018 and 2017, respectively. These costs were as follows:

▪
In 2018, Commercial Vehicles and Agricultural Equipment recorded $29 million and $29 million, respectively, which were primarily attributable to actions as part of the Efficiency Program launched in 2014.

▪
In 2017, Commercial Vehicles recorded $69 million mainly due to additional capacity realignment in the firefighting business and actions to reduce selling, general and administrative expenses as part of CNH Industrial's Efficiency Program launched in 2014. Agricultural Equipment recorded $14 million, mainly as a result of footprint rationalization actions included in the Efficiency Program.

8.	Other income/(expenses)
This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from operations which is not attributable to the sale of goods and services. Other income were $383 million in 2018, and included a pre-tax income of $527 million related to the modification of a healthcare plan (the “Benefits Modification gain”) following a judgement in favor of CNH Industrial issued by the United States Supreme Court in April 2018, as further described in Note 24 “Provisions for employee benefits”. Other expenses were $173 million in 2017 and included a non-cash charge of $50 million due to the deconsolidation of the Venezuelan operations effective December 31, 2017.

9.	Financial income/(expenses)
In addition to the items forming part of the specific lines of the income statement, the following analysis of Net financial income/(expenses) in 2018 also takes into account the Interest income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $787 million ($764 million in 2017) and the costs incurred by Financial Services (included in item "Interest cost and other financial expenses” in the following table) included in Cost of sales for $438 million ($484 million in 2017).

CNH Industrial Consolidated Financial Statements at December 31, 2018 147

A reconciliation to the income statement is provided under the following table.

($ million)	2018	2017
Financial income:
Interest earned and other financial income	71	79
Interest income from customers and other financial income of Financial Services	787	764
Total financial income	858	843
of which:
Financial income, excluding Financial Services (a)	71	79

Interest and other financial expenses:
Interest cost and other financial expenses	712	918
Write-downs of financial assets at amortized cost	40	87
Interest costs on employee benefits	33	49
Total interest and other financial expenses	785	1,054
Net (income)/expenses from derivative financial instruments at fair value through profit or loss	256	(57)
Exchange rate differences from derivative financial instruments	(558)	(78)
Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	483	919
of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	649	705

Net financial income/(expenses) excluding Financial Services (a) - (b)	(578)	(626)
Interest earned and other financial income may be analyzed as follows:

($ million)	2018	2017
Interest income from banks	31	42
Interest and financial income from financial assets at amortized cost	24	25
Other interest income and financial income	16	12
Total Interest earned and other financial income	71	79
Interest cost and other financial expenses may be analyzed as follows:

($ million)	2018	2017
Interest expenses on bonds	404	530
Bank interest expenses	69	54
Interest expenses on trade payables	1	1
Commission expenses	9	14
Other interest cost and other financial expenses	229	319
Total Interest cost and other financial expenses	712	918
In the year ended December 31, 2018, net financial expenses (excluding those of Financial Services) include a charge of $22 million related to the repurchase of a portion of the CNH Industrial Finance Europe S.A. 2.875% Notes due 2021. In 2017, net financial expenses included $56 million related to repurchase/early redemption of notes.
Capitalized borrowing costs amounted to $27 million and $33 million in 2018 and 2017.
Other interest cost and other financial expenses include, amongst other things, interest cost on asset-backed financing and factoring cost.

CNH Industrial Consolidated Financial Statements at December 31, 2018 148

10.	Income taxes
CNH Industrial N.V. and its subsidiaries have substantial worldwide operations. The Company’s subsidiaries incur tax obligations in the jurisdictions in which they operate. The Company’s income taxes as reported in its consolidated income statement for the year ended December 31, 2018 of $515 million consist almost entirely of the income taxes owed by the subsidiaries of CNH Industrial N.V.
Income taxes for the years ended December 31, 2018 and 2017 consisted of the following:

($ million)	2018	2017
Current taxes	(350)	(365)
Deferred taxes	(152)	86
Taxes relating to prior periods	(13)	(5)
Total Income tax (expense)	(515)	(284)
CNH Industrial N.V. is incorporated in the Netherlands, but is a tax resident of the United Kingdom ("U.K."). The reconciliation of the differences between the theoretical income taxes at the parent statutory rate and the total income taxes is presented on the basis of the weighted average of the U.K. statutory main corporation tax rates in force over each of the Company’s calendar year reporting periods of 19% in 2018 and 19.3% in 2017. A reconciliation of CNH Industrial’s income tax expense for the years ended December 31, 2018, and 2017 is as follows:

($ million)	2018	2017
Theoretical Income tax (expense) at the parent statutory rate	(364)	(142)
Foreign income taxed at different rates	(125)	(95)
Deferred tax assets not recognized and write-down	(35)	(155)
Italian IRAP taxes	(22)	(17)
Taxes relating to prior years	(21)	(5)
Use of tax losses for which no deferred tax assets were recognized	6	10
Venezuela re-measurement, impairment and deconsolidation charges	—	(10)
Change in tax rate or law	8	68
Other	38	62
Total Income tax (expense)	(515)	(284)
The effective tax rates for 2018 and 2017 were 26.9% and 38.4%, respectively. The effective tax rate reduction in 2018 was primarily caused by a more favorable geographic mix of pre-tax earnings, including improved pre-tax results in jurisdictions where CNH Industrial was unable to benefit from pre-tax losses, a reduced U.S. tax rate, and the recognition of previously unrecognized tax benefits. As described further below, during 2017 CNH Industrial reported provisional tax impacts associated with the U.S. Tax Cuts and Jobs Act (the “U.S. Tax Act”), which was enacted in December 2017. In 2018, CNH Industrial finalized its accounting for the impacts of the U.S. Tax Act, which resulted in an $8 million tax benefit being reported during the current year.
During the last quarter of 2017, new tax legislation was enacted in several jurisdictions, primarily including the U.S. and the U.K. In connection with these legislative changes, CNH Industrial reported a $68 million net tax benefit related to the U.S. mandatory repatriation tax and the write-down of deferred tax liabilities in the relevant jurisdictions. In addition, also in the last quarter of 2017, CNH Industrial established a $51 million valuation allowance against deferred tax assets in its U.K. operations as a result of new tax legislation in the U.K.
At December 31, 2018, undistributed earnings in certain subsidiaries outside the U.K. totaled approximately $6 billion ($4 billion at December 31, 2017) for which no deferred tax liability has been recorded because the remittance of earnings from certain jurisdictions would incur no tax or such earnings are indefinitely reinvested. CNH Industrial has determined the amount of unrecognized deferred tax liability relating to the $6 billion undistributed earnings is approximately $58 million and attributable to foreign withholding taxes in certain jurisdictions. Further, CNH Industrial evaluated the undistributed earnings from its joint ventures in which it owned 50% or less, and recorded $8 million of deferred tax liabilities as of December 31, 2018. The repatriation of undistributed earnings to the U.K. is generally exempt from U.K. income taxes under a full participation exemption.

CNH Industrial Consolidated Financial Statements at December 31, 2018 149

The components of net deferred tax assets at December 31, 2018 and 2017 are as follows:

($ million)	At December 31, 2017	Recognized in income statement	Charged to equity	Translation differences and other changes	At December 31, 2018
Deferred tax assets arising from:
Taxed provisions	853	(7)	—	(25)	821
Inventories	235	47	—	(35)	247
Taxed allowances for doubtful accounts	183	(5)	—	(15)	163
Provision for employee benefits	407	(130)	(32)	(9)	236
Intangible assets	51	(21)	—	(2)	28
Write-downs of financial assets	11	3	—	(13)	1
Measurement of derivative financial instruments	3	4	5	5	17
Other	323	47	—	(29)	341
Total	2,066	(62)	(27)	(123)	1,854

Deferred tax liabilities arising from:
Accelerated depreciation	(419)	(66)	—	—	(485)
Inventories	(100)	(18)	—	8	(110)
Provision from employee benefits	(7)	2	—	(1)	(6)
Capitalization of development costs	(307)	19	—	6	(282)
Other	(137)	(32)	—	6	(163)
Total	(970)	(95)	—	19	(1,046)

Theoretical tax benefit arising from tax loss carryforwards and tax credits	684	(7)	—	(61)	616
Adjustments for assets whose recoverability is not probable	(936)	12	—	102	(822)
Total net deferred tax assets	844	(152)	(27)	(63)	602
CNH Industrial recognizes in its consolidated statement of financial position within Deferred tax asset, the amount of deferred tax assets less the deferred tax liabilities of the individual consolidated legal entities, where these may be offset. Amounts recognized are as follows:

($ million)	At December 31, 2018	At December 31, 2017
Deferred tax assets	853	982
Deferred tax liabilities	(251)	(138)
Net deferred tax assets	602	844
The decrease of $242 million in net deferred tax assets is mainly due to the impact of currency, as many currencies around the world devalued against the U.S. dollar during 2018, as well as the $152 million charge recognized in CNH Industrial’s income statement for the net utilization of deferred tax assets, largely driven by the Benefits Modification gain. In addition, during 2018, CNH Industrial recorded a net $27 million deferred tax charge directly in equity.
The decision to recognize deferred tax assets is made for each legal entity in the Group by critically assessing whether the conditions exist for the future recoverability of such assets on the basis of actual results, as well as updated strategic plans and accompanying tax plans. For this reason, the total theoretical future tax benefits arising from deductible temporary differences of $1,854 million at December 31, 2018 and of $2,066 million at December 31, 2017, and tax loss carryforwards and tax credits of $616 million at December 31, 2018 and of $684 million at December 31, 2017, have been reduced by $822 million at December 31, 2018 and by $936 million at December 31, 2017.
Net deferred tax assets include $140 million at December 31, 2018 ($176 million at December 31, 2017) of tax benefits arising from tax loss carryforwards and tax credits. At December 31, 2018, a further tax benefit of $476 million ($508 million at December 31, 2017) arising from tax loss carryforwards and tax credits has not been recognized.

CNH Industrial Consolidated Financial Statements at December 31, 2018 150

The totals of deductible and taxable temporary differences and accumulated tax losses at December 31, 2018, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiry, are as follows:

		Year of expiry
($ million)	Total at December 31, 2018	2019	2020	2021	2022	Beyond 2022	Unlimited/ indeterminable
Temporary differences and tax losses:
Deductible temporary differences	7,147	3,355	948	948	948	948	—
Taxable temporary differences	(4,175)	(467)	(927)	(927)	(927)	(927)	—
Tax losses and tax credits	4,239	169	33	96	33	1,132	2,776
Temporary differences and tax losses for which deferred tax assets have not been recognized	(4,846)	(698)	(399)	(479)	(418)	(447)	(2,405)
Temporary differences and tax losses	2,365	2,359	(345)	(362)	(364)	706	371
CNH Industrial files income tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. We have open tax years from 2006 through 2018. Due to the global nature of our business, transfer pricing disputes may arise and we may seek correlative relief through competent authority processes. CNH Industrial does not believe the resolution of any outstanding tax examinations will have a material adverse effect on CNH Industrial’s financial position or its results of operations.

11.	Other information by nature of expense
The income statement includes personnel costs for $3,591 million in 2018 ($3,929 million in 2017). In 2018, costs are inclusive of the Benefits Modification gain of $527 million related to the modification of a healthcare plan following the favorable judgement issued by the United States Supreme Court, as further described in Note 24.
An analysis of the average number of employees by category is as follows:

	2018	2017
Managers	942	918
White-collar	24,254	23,897
Blue-collar	38,849	38,488
Average number of employees	64,045	63,303

12.	Earnings per share
A reconciliation of basic and diluted earnings/(loss) per share is as follows:

		2018	2017
Basic:
Profit/(loss) attributable to the owners of the parent	$ million	1,368	439
Weighted average common shares outstanding – basic	million	1,357	1,364
Basic earnings per common share		$1.01	0.32

Diluted:
Profit/(loss) attributable to the owners of the parent	$ million	1,368	439
Weighted average common shares outstanding– basic	million	1,357	1,364
Effect of dilutive securities (when dilutive):
Stock compensation plans	million	3	3
Weighted average common shares outstanding– diluted	million	1,360	1,367
Diluted earnings per common share		$1.01	0.32
Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive securities.
For the year ended December 31, 2018, 6.4 million shares (consisting of stock options) were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

CNH Industrial Consolidated Financial Statements at December 31, 2018 151

Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 23 “Equity”.
In 2018, basic and diluted earnings per common share include the positive impact of $399 million, net of taxes, of the $527 million Benefits Modification gain as further described in Note 24 “Provisions for employee benefits”. The impact per share of the Benefits Modification gain was as follows:

		2018
Benefits Modification gain - pre tax	$ million	527
Benefits Modification gain - income tax effect	$ million	(128)
Benefits Modification gain - after tax (a)	$ million	399
Weighted average common shares outstanding - basic (b)	million	1,357
Benefits Modification gain after tax per share - basic (a)/(b)		$0.29
Weighted average common shares outstanding - diluted (c)	million	1,360
Benefits Modification gain after tax per share - diluted (a)/(c)		$0.29

13.	Intangible assets
In 2018 and 2017, changes in the carrying amount of Intangible assets were as follows:

($ million)	Goodwill	Trademarks and other intangible assets with indefinite useful lives	Development costs externally acquired	Development costs internally generated	Patents, concessions and licenses	Other intangible assets externally acquired	Advances and intangible assets in progress externally acquired	Total
Gross carrying amount Balance at December 31, 2016	3,095	293	1,237	4,525	887	916	10	10,963
Additions	—	—	140	264	6	70	15	495
Divestitures	—	—	—	(80)	(35)	(15)	(1)	(131)
Translation differences and other changes	26	—	145	378	79	43	(2)	669
Balance at December 31, 2017	3,121	293	1,522	5,087	937	1,014	22	11,996
Additions	—	—	143	312	2	104	26	587
Divestitures	—	—	(1)	(103)	—	(1)	—	(105)
Translation differences and other changes	(21)	—	(67)	(195)	(11)	(43)	(19)	(356)
Balance at December 31, 2018	3,100	293	1,597	5,101	928	1,074	29	12,122
Accumulated amortization and impairment losses Balance at December 31, 2016	636	60	929	2,459	783	592	—	5,459
Amortization	—	—	134	362	38	69	—	603
Impairment losses	—	—	—	19	—	—	—	19
Divestitures	—	—	—	(72)	(36)	(12)	—	(120)
Translation differences and other changes	2	—	135	165	68	21	—	391
Balance at December 31, 2017	638	60	1,198	2,933	853	670	—	6,352
Amortization	—	—	122	363	39	69	—	593
Impairment losses	—	—	—	—	2	—	—	2
Divestitures	—	—	—	(91)	—	—	—	(91)
Translation differences and other changes	(2)	—	(55)	(116)	(25)	(33)	—	(231)
Balance at December 31, 2018	636	60	1,265	3,089	869	706	—	6,625
Carrying amount at December 31, 2017	2,483	233	324	2,154	84	344	22	5,644
Carrying amount at December 31, 2018	2,464	233	332	2,012	59	368	29	5,497
Foreign exchange losses were $136 million in 2018 (gains of $264 million in 2017).

CNH Industrial Consolidated Financial Statements at December 31, 2018 152

Goodwill, trademarks and intangible assets with indefinite useful lives
Goodwill is allocated to the Group’s cash-generating units identified as the Group’s operating segments. The following table presents the allocation of goodwill across the segments:

($ million)	At December 31, 2018	At December 31, 2017
Agricultural Equipment	1,692	1,701
Construction Equipment	577	582
Commercial Vehicles	62	64
Powertrain	5	5
Financial Services	128	131
Goodwill net carrying amount	2,464	2,483
Trademarks and Other intangible assets with indefinite useful lives are mainly attributable to Agricultural Equipment and Construction Equipment and consist of acquired trademarks and similar rights which have no legal, contractual, competitive or economic factors that limit their useful lives. For the purposes of impairment testing, these assets were attributed to the respective cash-generating units. No impairment loss was recognized.
The vast majority of goodwill, representing approximately 97% of the total, as of December 31, 2018, related to Agricultural Equipment (69%), Construction Equipment (23%) and Financial Services (5%) and as such, the impairment testing of these cash-generating units is discussed in detail below.
CNH Industrial determines the recoverable amount of these cash-generating units using multiple valuation methodologies, relying largely on an income approach but also incorporating value indicators from a market approach.
Under the income approach, CNH Industrial calculates the recoverable amount of a cash-generating unit based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the weighted average cost of capital (discount rate). Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective cash-generating units. The following discount rates before taxes as of December 31, 2018 and 2017 were selected:

	2018	2017
Agricultural Equipment	12.3%	9.6%
Construction Equipment	13.7%	11.0%
Financial Services	19.6%	18.4%
Expected cash flows used under the income approach are developed in conjunction with CNH Industrial budgeting and forecasting processes. CNH Industrial uses nine years of expected cash flows for the Agricultural Equipment, and eight years of expected cash flows for the Construction Equipment cash-generating units and four years of expected cash flows for the Financial Services cash-generating unit as management believes that these periods generally reflect the underlying market cycles for its businesses. Under the market approach, CNH Industrial estimates the recoverable amount of the Agricultural Equipment and Construction Equipment cash-generating units using revenue and EBITDA multiples and estimates the recoverable amount of the Financial Services cash-generating unit using book value, tangible book value and interest margin multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective cash-generating units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.
A terminal value is included at the end of the projection period used in the discounted cash flow analysis in order to reflect the remaining value that each cash-generating unit is expected to generate. The terminal value represents the present value in the last year of the projection period of all subsequent cash flows into perpetuity. The terminal value growth rate is a key assumption used in determining the terminal value as it represents the annual growth of all subsequent cash flows into perpetuity. The terminal value growth rate for the Agricultural Equipment cash-generating unit was 1.0% in 2018 and 2017, and for Construction Equipment was 3.0% in 2018 and 2017. The terminal value growth rate for Financial Services was 1.5% in 2018 and 2017.
As of December 31, 2018, the estimated recoverable amount of each cash-generating unit with goodwill exceeded the carrying value by more than 15%.
The results obtained for Commercial Vehicles confirmed the absence of an impairment loss.

CNH Industrial Consolidated Financial Statements at December 31, 2018 153

The sum of the recoverable amounts of CNH Industrial’s cash generating units was in excess of CNH Industrial’s market capitalization. CNH Industrial believes that the difference between the recoverable amount and market capitalization is reasonable (in the context of assessing whether any asset impairment exists) when market-based control premiums are taken into consideration.
Finally, the estimates and budget data to which the above mentioned parameters have been applied are those determined by management based on past performance and expectations of developments in the markets in which the Group operates. Estimating the recoverable amount of cash generating units requires discretion and the use of estimates by management. The Group cannot guarantee that there will be no goodwill impairment in future periods. Circumstances and events, which could potentially cause further impairment losses, are constantly monitored by the Group.
Development costs
The amortization of development costs and impairment losses are reported in the income statement as Research and development costs.
Development costs are tested for impairment at the cash-generating unit level.

14.	Property, plant and equipment
In 2018 and in 2017, changes in the carrying amount of Property, plant and equipment were as follows:

($ million)	Land	Industrial buildings	Plant, machinery and equipment	Assets sold with a buy-back commitment	Other tangible assets	Advances and tangible assets in progress	Total
Gross carrying amount Balance at December 31, 2016	267	2,808	7,959	2,834	782	131	14,781
Additions	—	33	197	1,056	31	140	1,457
Divestitures	(1)	(69)	(280)	(202)	(21)	—	(573)
Translation differences	24	240	796	410	70	10	1,550
Other changes	(2)	172	(13)	(492)	(29)	(180)	(544)
Balance at December 31, 2017	288	3,184	8,659	3,606	833	101	16,671
Additions	1	33	185	610	46	181	1,056
Divestitures	—	(12)	(39)	(676)	(17)	(2)	(746)
Translation differences	(14)	(194)	(445)	(165)	(46)	(8)	(872)
Other changes	1	33	102	(225)	1	(87)	(175)
Balance at December 31, 2018	276	3,044	8,462	3,150	817	185	15,934
Accumulated depreciation and impairment losses Balance at December 31, 2016	3	1,541	5,735	595	629	—	8,503
Depreciation	—	111	453	319	47	—	930
Impairment losses	—	7	7	67	—	—	81
Divestitures	—	(30)	(217)	(112)	(18)	—	(377)
Translation differences	—	147	617	89	62	—	915
Other changes	—	39	(72)	(149)	(29)	—	(211)
Balance at December 31, 2017	3	1,815	6,523	809	691	—	9,841
Depreciation	—	109	441	379	60	—	989
Impairment losses	—	—	1	76	—	—	77
Divestitures	—	(10)	(37)	(230)	(16)	—	(293)
Translation differences	—	(94)	(320)	(42)	(35)	—	(491)
Other changes	—	(2)	(2)	(131)	(17)	—	(152)
Balance at December 31, 2018	3	1,818	6,606	861	683	—	9,971
Carrying amount at December 31, 2017	285	1,369	2,136	2,797	142	101	6,830
Carrying amount at December 31, 2018	273	1,226	1,856	2,289	134	185	5,963
Commercial Vehicles recognized an impairment loss of $76 million and $67 million on Assets sold with a buy-back commitment for the years ended December 31, 2018 and 2017, respectively. The losses are recognized in the Cost of sales.
Other changes mainly includes the reclassification of the prior year balances for Advances and tangible assets in progress to the appropriate categories when the assets were effectively acquired and put into operation, as well as the reclassification to Inventory of Assets sold with a buy-back commitment that are held for sale at the agreement expiry date of $94 million.

CNH Industrial Consolidated Financial Statements at December 31, 2018 154

The net carrying amount of assets leased under finance lease agreements included in Property, plant and equipment were as follows:

($ million)	At December 31, 2018	At December 31, 2017
Industrial buildings	4	62
Plant, machinery and equipment	—	1
Other	—	—
Total Property, plant and equipment under finance leases	4	63
At December 31, 2018, land and industrial buildings of the Group pledged as security for debt amounted to $61 million ($103 million at December 31, 2017); no material amount of plant, machinery and equipment was pledged as security for debt and other commitments at December 31, 2018 and 2017.
CNH Industrial had contractual commitments of $123 million and $101 million for the acquisition of property, plant and equipment at December 31, 2018 and 2017, respectively.

15.	Investments and other financial assets

($ million)	At December 31, 2018	At December 31, 2017
Investments accounted for using the equity method	555	590
Other investments	3	6
Total Investments	558	596
Non-current financial receivables	33	34
Other securities	1	1
Total Investments and other financial assets	592	631
At December 31, 2018 and 2017, no Non-current financial receivables had been pledged as security.

Investments
Changes in Investments in 2018 and in 2017 are set out below:

($ million)	At December 31, 2017	Impact of IFRS 9 adoption	At January 1, 2018	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Translation differences	Disposals and other changes	At December 31, 2018
Investments in:
Unconsolidated subsidiaries	6	—	6	—	—	—	(3)	3
Joint ventures	385	—	385	19	—	(29)	(29)	346
Associates	205	(9)	196	43	—	(11)	(19)	209
Total Investments	596	(9)	587	62	—	(40)	(51)	558

($ million)	At December 31, 2016	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Translation differences	Disposals and other changes	At December 31, 2017
Investments in:
Unconsolidated subsidiaries	8	—	—	—	(2)	6
Joint ventures	343	59	2	11	(30)	385
Associates	162	38	—	22	(17)	205
Total Investments	513	97	2	33	(49)	596
Revaluations and Write-downs include the Group’s share of the profit or loss for the year of investments accounted for using the equity method for an amount of $62 million in 2018 ($97 million in 2017).
Disposals and other changes, a decrease of $51 million in 2018, mainly consist of dividends by companies accounted for using the equity method. In particular, in 2018 dividend income mainly includes Turk Traktor Ve Ziraat Makineleri A.S. for $23 million ($26 million in 2017).

CNH Industrial Consolidated Financial Statements at December 31, 2018 155

Investments in joint ventures
A summary of investments in joint ventures at December 31, 2018 and 2017 is as follows:

	At December 31, 2018		At December 31, 2017
	% of interest	($ million)	% of interest	($ million)
Naveco (Nanjing Iveco Motor Co.) Ltd.	50.0	165	50.0	195
Turk Traktor Ve Ziraat Makineleri A.S.	37.5	50	37.5	74
Other Joint ventures:
New Holland HFT Japan Inc.	50.0	80	50.0	69
CNH de Mexico SA de CV	50.0	33	50.0	30
Other		18		17
Total Other Joint ventures		131		116
Total Investments in joint ventures		346		385
Interests in joint ventures consist of 13 companies at December 31, 2018 (14 companies at December 31, 2017) and mainly include:

▪	Turk Traktor Ve Ziraat Makineleri A.S., Turkey: listed entity (37.5% CNH Industrial and 37.5% Koç Holding) which manufactures and distributes various models of both New Holland and Case IH tractors;

▪
Naveco (Nanjing IVECO Motor Co.) Ltd, People’s Rep. of China: joint venture (50% Iveco S.p.A. and 50% Nanjing Automotive Corporation, a subsidiary of the SAIC Group) which manufactures light and other commercial vehicles in China.

Interests in joint ventures are accounted for using the equity method.
Summarized financial information relating to the material joint ventures of the Group, prepared in accordance with EU-IFRS, is as follows:

	At December 31, 2018		At December 31, 2017
($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Cash and cash equivalents	113	81	195	143
Non-current assets	363	168	338	211
Current assets	418	356	511	401
Total Assets	894	605	1,044	755
Debt	—	332	—	302
Other liabilities	565	151	655	265
Total Liabilities	565	483	655	567
Total Equity	329	122	389	188

	2018		2017
($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Net revenues	616	831	873	1,133
Depreciation and amortization	13	18	13	20
Net Financial income/(expenses)	2	(26)	4	(20)
Profit/(loss) before taxes	(39)	55	8	98
Income tax (expenses)	(2)	(2)	(1)	(12)
Profit/(loss) from continuing operations	(41)	53	7	86
Profit/(loss) from discontinued operations	—	—	—	—
Profit/(loss)	(41)	53	7	86

Total Other comprehensive income, net of tax	—	—	—	—
Total Comprehensive income	(41)	53	7	86

CNH Industrial Consolidated Financial Statements at December 31, 2018 156

This summarized financial information may be reconciled to the carrying amount of the % interest held in the joint ventures as follows:

	At December 31, 2018		At December 31, 2017
($ million)	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.	Naveco Ltd.	Turk Traktor Ve Ziraat Makineleri A.S.
Total Equity	329	122	389	188
Group’s interest (%)	50.0	37.5	50.0	37.5
Pro-quota equity	165	46	195	71
Adjustments made by using the equity method	—	4	—	3
Carrying amount	165	50	195	74
Summarized financial information relating to the % interest held in the other joint ventures that are not individually material, is as follows:

($ million)	2018	2017
Profit/(loss) from continuing operations	20	22
Profit/(loss) from discontinued operations	—	—
Profit/(loss)	20	22

Total Other comprehensive income, net of tax	—	—
Total Comprehensive income	20	22
At December 31, 2018, the fair value of Investments in main listed joint ventures, based on prices quoted on regulated markets, is as follows:

($ million)	Carrying value	Fair value
Turk Traktor Ve Ziraat Makineleri A.S.	50	115

Investments in associates
A summary of investments in associates at December 31, 2018 and 2017 is as follows:

	At December 31, 2018		At December 31, 2017
	% of interest	($ million)	% of interest	($ million)
CNH Industrial Capital Europe S.a.S.	49.9	175	49.9	173
Other associates:
Al-Ghazi Tractors Ltd.	43.2	4	43.2	5
Other		30		27
Total Other associates		34		32
Total Investments in associates		209		205

Summarized financial information relating to CNH Industrial Capital Europe S.a.S., material associate of the Group, is as follows:

($ million)	At December 31, 2018	At December 31, 2017
Non-current assets	—	—
Current assets	4,937	4,327
Total Assets	4,937	4,327
Debt	4,396	3,852
Other liabilities	193	145
Total Liabilities	4,589	3,997
Total Equity	348	330

CNH Industrial Consolidated Financial Statements at December 31, 2018 157

($ million)	2018	2017
Net revenues	201	103
Profit/(loss) before taxes	66	66
Profit/(loss) from continuing operations	49	47
Profit/(loss) from discontinued operations	—	—
Profit/(loss)	49	47

Total Other comprehensive income, net of tax	—	—
Total Comprehensive income	49	47
This summarized financial information may be reconciled to the carrying amount of the % interest held in the associate as follows:

($ million)	At December 31, 2018	At December 31, 2017
Total Equity	348	330
Group’s interest (%)	49.9	49.9
Pro-quota equity	174	165
Adjustments made by using the equity method	1	8
Carrying amount	175	173
Summarized financial information relating to the Group’s pro-rata interest in associates that are not individually material, accounted for using the equity method, is as follows:

($ million)	2018	2017
Profit/(loss) from continuing operations	16	15
Profit/(loss) from discontinued operations	—	—
Profit/(loss)	16	15

Total Other comprehensive income, net of tax	—	—
Total Comprehensive income	16	15

CNH Industrial Consolidated Financial Statements at December 31, 2018 158

16.	Leased assets
This item changed as follows in 2018 and 2017:

($ million)	At December 31, 2017	Additions	Depreciation	Translation differences	Disposals and other changes	At December 31, 2018
Gross carrying amount	2,240	734	—	(43)	(792)	2,139
Less: Depreciation and impairment	(395)	—	(256)	9	277	(365)
Net carrying amount of Leased assets	1,845	734	(256)	(34)	(515)	1,774

($ million)	At December 31, 2016	Additions	Depreciation	Translation differences	Disposals and other changes	At December 31, 2017
Gross carrying amount	2,253	688	—	41	(742)	2,240
Less: Depreciation and impairment	(346)	—	(306)	(10)	267	(395)
Net carrying amount of Leased assets	1,907	688	(306)	31	(475)	1,845
At December 31, 2018, minimum lease payments receivable for assets under non-cancelable operating leases amount to $463 million ($380 million at December 31, 2017) and fall due as follows:

($ million)	At December 31, 2018	At December 31, 2017
Within one year	194	175
Between one and five years	266	204
Beyond five years	3	1
Total Minimum lease payments	463	380
No leased assets have been pledged as security at December 31, 2018 and 2017.

17.	Inventories
At December 31, 2018 and 2017, Inventories consisted of the following:

($ million)	At December 31, 2018	At December 31, 2017
Raw materials	1,292	1,278
Work-in-progress	573	601
Finished goods	4,854	4,574
Total Inventories	6,719	6,453
At December 31, 2018, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for $437 million ($387 million at December 31, 2017).
At December 31, 2018, the amount of Inventories measured at net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale) is $1,830 million ($1,761 million at December 31, 2017).
The amount of inventory write-downs recognized as an expense during 2018 is $108 million ($118 million in 2017).
There were no inventories pledged as security at December 31, 2018 and 2017.

CNH Industrial Consolidated Financial Statements at December 31, 2018 159

18.	Current receivables and Other current assets
A summary of Current receivables and Other current assets as of December 31, 2018 and 2017 is as follows:

($ million)	At December 31, 2018	At December 31, 2017
Trade receivables	395	496
Receivables from financing activities	19,175	19,795
Current tax receivables	356	303
Other current assets:
Other current receivables	1,271	1,348
Accrued income, prepaid expenses and other	119	153
Total Other current assets	1,390	1,501
Total Current receivables and Other current assets	21,316	22,095
An analysis by due date is as follows:

	At December 31, 2018				At December 31, 2017
($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Trade receivables	386	9	—	395	491	5	—	496
Receivables from financing activities	12,811	6,146	218	19,175	13,074	6,489	232	19,795
Current tax receivables	227	129	—	356	277	26	—	303
Other current receivables	891	350	30	1,271	895	436	17	1,348
Total Current receivables	14,315	6,634	248	21,197	14,737	6,956	249	21,942
Trade receivables
As of December 31, 2018 and 2017, CNH Industrial had trade receivables of $395 million and $496 million, respectively. Trade receivables are shown net of allowances for doubtful accounts of $85 million and $109 million at December 31, 2018 and 2017, respectively. The allowances are determined using the simplified approach as permitted by IFRS 9, which permits the use of lifetime expected loss provision for trade receivables.
Changes in the allowance for doubtful accounts during 2018, and reconciliation with opening balance recast on IFRS 9 adoption were as follows:

($ million)	At December 31, 2017	Effect of IFRS 9 adoption	At January 1, 2018	Provision	Use and other changes	At December 31, 2018
Allowances for doubtful accounts	109	3	112	11	(38)	85
The allowances at December 31, 2018, have been determined using the following expected loss rates:

		At December 31, 2018
		Current	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total
Expected loss rate	%	6%	8%	10%	60%	18%
Gross carrying amount	$ million	318	52	10	100	480
Allowances for doubtful accounts	$ million	(20)	(4)	(1)	(60)	(85)
Trade accounts have significant concentrations of credit risk in the Agricultural Equipment, Construction Equipment and Commercial Vehicles segments. There is not a disproportionate concentration of credit risk in any geographic area.
The Industrial Activities businesses sell a significant portion of their trade receivables to Financial Services and provide compensation to Financial Services at approximate market interest rates.
In 2018, trade receivables for an amount of $9 million were written off by CNH Industrial.
Charge‑offs of principal amounts of trade receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

CNH Industrial Consolidated Financial Statements at December 31, 2018 160

Receivables from financing activities
A summary of Receivables from financing activities as of December 31, 2018 and 2017 is as follows:

($ million)	At December 31, 2018	At December 31, 2017
Retail:
Retail financing	9,084	9,388
Finance leases	272	337
Total Retail	9,356	9,725

Wholesale:
Dealer financing	9,751	10,001
Total Wholesale	9,751	10,001

Other	68	69
Total Receivables from financing activities	19,175	19,795
CNH Industrial provides and administers financing for retail purchases of new and used equipment sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.
Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on Euribor or the equivalent financial market rate (e.g. FHBR, Finance House Base Rate for U.K.). CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2018 and 2017 relating to the termination of dealer contracts.
The Company manages its receivable portfolios using multiple factors, primarily past dues, historical loss experience, collateral value, outstanding balance and internal behavioral classifications.

CNH Industrial Consolidated Financial Statements at December 31, 2018 161

The aging of Receivables from financing activities as of December 31, 2018 and 2017 is as follows:

	At December 31, 2018
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	6,296	21	5	6,322	5	6,327
EMEA	164	1	—	165	50	215
LATAM	1,899	11	9	1,919	78	1,997
APAC	814	2	1	817	—	817
Total Retail	9,173	35	15	9,223	133	9,356

Wholesale
North America	3,612	—	—	3,612	18	3,630
EMEA	4,729	20	8	4,757	—	4,757
LATAM	656	—	—	656	—	656
APAC	697	7	4	708	—	708
Total Wholesale	9,694	27	12	9,733	18	9,751

	At December 31, 2017
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Greater Than 90 Days	Total Past Due	Non-Performing	Total

Retail
North America	6,671	26	9	—	35	25	6,731
EMEA	261	3	4	4	11	—	272
LATAM	1,851	8	—	—	8	40	1,899
APAC	823	—	—	—	—	—	823
Total Retail	9,606	37	13	4	54	65	9,725

Wholesale
North America	3,651	—	—	—	—	41	3,692
EMEA	5,061	23	12	4	39	9	5,109
LATAM	613	—	—	—	—	—	613
APAC	583	4	—	—	4	—	587
Total Wholesale	9,908	27	12	4	43	50	10,001
There is not a disproportionate concentration of credit risk in any geographic area. Receivables from financing activities generally relate to the agricultural, construction and truck businesses. CNH Industrial typically retains a security interest in the equipment or vehicle being financed. In addition, CNH Industrial may also obtain other forms of collateral including letter of credit/guarantees, insurance coverage, real estate and personal guarantees.
A financial asset has experienced a significant increase in credit risk when the customer shows signs of operational or financial weakness including past dues, which requires significant collection effort and monitoring and generally occurs when the customer becomes past due greater than 30 days. The assessment considers available information regarding the financial stability of the customer and other market/industry data. An account is typically considered in default when they are 90 days past due.

CNH Industrial Consolidated Financial Statements at December 31, 2018 162

CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and how the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses
Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses
Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses
Charge‑offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Allowance for Credit Losses
CNH Industrial’s allowance for credit losses is segregated into three portfolio segments: retail, wholesale and other. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: North America, EMEA, LATAM and APAC regions. Typically, CNH Industrial’s receivables within a geographic area have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.
The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers, and adjusts for forward looking macroeconomic data.
In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.
The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

CNH Industrial Consolidated Financial Statements at December 31, 2018 163

Allowance for credit losses activity for the years ended December 31, 2018 and 2017 together with a reconciliation of the ending balance as of December 31, 2017, with the opening balance as of January 1, 2018, on adoption of IFRS 9 is as follows (in millions):

	Year ended December 31, 2018
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance (December 31, 2017 as reported, in accordance with IAS 39)				383				200
Impact of IFRS 9 adoption				(2)				2
Opening balance (January 1, 2018 as recast, in accordance with IFRS 9)	122	4	255	381	39	2	161	202
Provision (benefit)	14	1	31	46	(4)	—	(2)	(6)
Charge-offs, net of recoveries	(33)	—	(53)	(86)	—	—	(14)	(14)
Transfers	20	(1)	(19)	—	—	—	—	—
Foreign currency translation and other	(20)	—	(2)	(22)	(3)	—	(15)	(18)
Ending balance	103	4	212	319	32	2	130	164
Receivables:
Ending balance	9,151	44	161	9,356	9,443	147	161	9,751

	Year ended December 31, 2017
($ million)	Retail	Wholesale
Opening balance	374	200
Provision (benefit)	72	11
Charge-offs, net of recoveries	(103)	(15)
Foreign currency translation and other	40	4
Ending balance	383	200
Ending balance: Individually evaluated for impairment	212	164
Ending balance: Collectively evaluated for impairment	171	36
Receivables:
Ending balance	9,725	10,001
Ending balance: Individually evaluated for impairment	347	540
Ending balance: Collectively evaluated for impairment	9,378	9,461
Finance lease receivables mainly relate to vehicles of Commercial Vehicles, Agricultural Equipment and Construction Equipment leased out under finance lease arrangements. The interest rate implicit in the lease is determined at the commencement of the lease for the whole lease term. The average interest rate implicit in total finance lease receivables varies depending on prevailing market interest rates.
The item may be analyzed as follows stated gross of an allowance of $137 million at December 31, 2018 ($174 million at December 31, 2017):

	At December 31, 2018				At December 31, 2017
($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Receivables for future minimum lease payments	199	197	28	424	257	226	43	526
Less: unrealized interest income	(6)	(9)	—	(15)	(6)	(9)	—	(15)
Present value of future minimum lease payments	193	188	28	409	251	217	43	511

CNH Industrial Consolidated Financial Statements at December 31, 2018 164

Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when the lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. As a collateral-based lender, CNH Industrial typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations based on a credit review, the TDR classification is not removed from the receivable.
As of December 31, 2018, the Company had 254 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $8 million and the post-modification value was $7 million. Additionally, the Company had 371 accounts with a balance of $17 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined.  As the outcome of the bankruptcy cases is determined by the court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended December 31, 2018 and 2017.
As of December 31, 2018, CNH Industrial’s wholesale TDRs were immaterial.

Other current assets
At December 31, 2018, Other current assets mainly consist of other tax receivables for VAT and other indirect taxes of $979 million ($1,101 million at December 31, 2017), Receivables from employees of $29 million ($34 million at December 31, 2017) and Accrued income and prepaid expenses of $119 million ($153 million at December 31, 2017).
Refer to section “Risk Management” and Note 32 “Information on financial risks” for additional information on the credit risk to which CNH Industrial is exposed and the way it is managed by the Group.

Transfers of financial assets
The Group transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IFRS 9 – Financial Instruments, for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 26 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.

CNH Industrial Consolidated Financial Statements at December 31, 2018 165

At December 31, 2018 and 2017, the carrying amount of such transferred financial assets not derecognized and the related liability and the respective fair values were as follows:

	At December 31, 2018				At December 31, 2017
($ million)	Trade receivables	Receivables from financing activities	Other financial assets	Total	Trade receivables	Receivables from financing activities	Other financial assets	Total
Carrying amount of assets	—	13,423	732	14,155	3	14,022	788	14,813
Carrying amount of the related liabilities	—	(10,536)	(732)	(11,268)	(3)	(11,237)	(788)	(12,028)

Liabilities for which the counterparty has the right to obtain relief on the transferred assets:
Fair value of the assets	—	13,292	732	14,024	3	13,962	788	14,753
Fair value of the liabilities	—	(10,411)	(732)	(11,143)	(3)	(11,029)	(787)	(11,819)
Net position	—	2,881	—	2,881	—	2,933	1	2,934
Other financial assets also include the cash with a pre-determined use restricted to the repayment of the securitization debt.
CNH Industrial has discounted receivables and bills without recourse having due dates beyond December 31, 2018 amounting to $498 million ($566 million at December 31, 2017, with due dates beyond that date), which refer to trade receivables and other receivables for $477 million ($562 million at December 31, 2017) and receivables from financing activities for $21 million ($4 million at December 31, 2017).

19.	Current securities
CNH Industrial did not hold any current securities at December 31, 2018 and 2017.

20.	Other financial assets and Other financial liabilities
These items consist of derivative financial instruments measured at fair value at the balance sheet date.
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency fluctuations. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy.
In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instrument and the hedged item. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
Further description of the risk management exposures and strategies for interest rate and currency risk is presented in Note 32 “Information on financial risks”, paragraph “Market risk” together with sensitivity analysis assessing the potential impact of changes in interest rates and foreign currencies.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs.

CNH Industrial Consolidated Financial Statements at December 31, 2018 166

For hedging cash flows in a currency different from the functional currency, the hedge relationship reflects the hedge ratio of 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item moving in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:

▪
the effect of the counterparty and the Group’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the exchange rates, and

▪	changes in timing of the hedged transaction.
Ineffectiveness related to these hedge relationships is recognized currently in the consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. The maturity of these instruments does not exceed 24 months and the after-tax gains/(losses) deferred in accumulated other comprehensive income/(loss) that will be recognized in net revenues and cost of sales over the next twelve months, assuming foreign exchange rates remain unchanged, is approximately $-18 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income/(loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives.
Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months is insignificant.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.

CNH Industrial Consolidated Financial Statements at December 31, 2018 167

For hedging interest rate exposures, the hedge relationship reflects the hedge ratio 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:

▪
the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the interest rates, and

▪	differences in repricing dates between the swaps and the borrowings.
Any ineffectiveness is recorded in “Financial income/(expenses)” in the consolidated income statement and was insignificant for all periods presented.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Group being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the years ending December 31, 2018 and 2017. All of CNH Industrial’s interest rate derivatives outstanding as of December 31, 2018 and 2017 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The fair values of CNH Industrial’s derivatives at December 31, 2018 and 2017 in the consolidated statement of financial position are recorded as follows:

	At December 31, 2018		At December 31, 2017
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	16	(16)	1	(15)
Total Fair value hedges	16	(16)	1	(15)

Cash flow hedges:
Currency risks - Forward contracts and Currency swaps	52	(41)	53	(55)
Interest rate derivatives	5	(13)	6	(1)
Total Cash flow hedges	57	(54)	59	(56)
Total Derivatives designated as hedging instruments	73	(70)	60	(71)

Derivatives not designated as hedging instruments
Foreign exchange contracts	24	(38)	13	(22)
Interest rate derivatives	1	—	4	(5)
Total Derivatives not designated as hedging instruments	25	(38)	17	(27)
Other financial assets/(liabilities)	98	(108)	77	(98)
Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

CNH Industrial Consolidated Financial Statements at December 31, 2018 168

The following table provides for derivatives designated as hedging instruments the detail of notional amounts and of the fair vale changes used as a basis to calculate hedge ineffectiveness:

	At December 31, 2018		At December 31, 2017
($ million)	Notional amount	Fair value changes used as a basis to calculate hedge ineffectiveness	Notional amount	Fair value changes used as a basis to calculate hedge ineffectiveness
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	1,107	—	768	(13)
Total Fair value hedges	1,107	—	768	(13)

Cash flow hedges:
Currency risks - Forward contracts and Currency swaps	3,125	6	3,496	(40)
Interest rate derivatives	2,164	(6)	683	1
Total Cash flow hedges	5,289	—	4,179	(39)
Total Derivatives designated as hedging instruments	6,396	—	4,947	(52)
Total Derivatives not designated as hedging instruments	6,189	n/a	5,811	n/a
Total Derivatives	12,585	n/a	10,758	n/a
The following table provides the effect of hedged items designated in fair value hedging relationships:

					At December 31, 2018
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments included in the carrying amounts		Fair value changes used as a basis to calculate hedge ineffectiveness
($ million)	Assets	Liabilities	Assets	Liabilities
Fair value hedges:
Interest rate risk	—	1,113	—	—	—
The following table provides the effects of hedged items designated in cash flow hedging relationships:

At December 31, 2018
($ million)	Cash flow hedge reserve (continuing hedges)	Fair value changes used as a basis to calculate hedge ineffectiveness
Cash flow hedges:
Foreign exchange risk	(18)	6
Interest rate risk	(4)	(6)

CNH Industrial Consolidated Financial Statements at December 31, 2018 169

Pre-tax gains/(losses) related to CNH Industrial’s derivatives for the year ended December 31, 2018 and 2017 are recorded in the following accounts of consolidated income statement and consolidated statement of comprehensive income:

($ million)	2018	2017
Fair value hedges
Interest rate derivatives— Financial income/(expenses)	9	(12)
Gains/(losses) on hedged items— Financial income/(expenses)	(9)	12

Cash flow hedges
Recognized in Other comprehensive income (effective portion):	(5)	53

Reclassified from other comprehensive income (effective portion):
Foreign exchange contracts – Net revenues	(7)	6
Foreign exchange contracts – Cost of sales	15	(47)
Foreign exchange contracts – Financial income/(expenses)	20	10
Interest rate derivatives – Cost of sales	(4)	(4)
Other derivatives – Cost of sales	—	4

Not designated as hedges
Foreign exchange contracts – Financial income/(expenses)	68	(3)
The following table provides further information about the effect of cash flow hedges on consolidated equity:

($ million)	Interest rate risk	Foreign exchange risk	Total cash flow hedge reserve
As of January 1, 2018	(2)	9	7
Gains/(losses) recognized in Other comprehensive income	(6)	1	(5)
Gains/(losses) reclassified from Other comprehensive income in Profit or loss	4	(28)	(24)
Income tax effect	2	3	5
As of December 31, 2018	(2)	(15)	(17)
The following table provides an analysis by due date of outstanding derivative financial instruments at December 31, 2018 and 2017 based on their notional amounts:

	At December 31, 2018				At December 31, 2017
($ million)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Currency risk	6,869	338	—	7,207	6,330	537	—	6,867
Interest rate risk	54	3,181	2,143	5,378	303	1,035	2,553	3,891
Total notional amount	6,923	3,519	2,143	12,585	6,633	1,572	2,553	10,758

CNH Industrial Consolidated Financial Statements at December 31, 2018 170

21.	Cash and cash equivalents
Cash and cash equivalents consist of:

($ million)	At December 31, 2018	At December 31, 2017
Cash at banks	4,295	4,786
Restricted cash	772	770
Money market securities and other cash equivalents	736	644
Total Cash and cash equivalents	5,803	6,200
Amounts shown are readily convertible into cash and are subject to an insignificant risk of changes in value. Restricted cash mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.
The credit risk associated with Cash and cash equivalents is considered not significant, because it mainly relates to deposits spread across primary national and international financial institutions.

22.	Assets held for sale
Assets held for sale at December 31, 2018 and 2017 primarily included buildings.

23.	Equity

Share capital
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares, each with a per share par value of €0.01. As of December 31, 2018, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,353,831,958 common shares outstanding, net of 10,568,238 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (388,725,624 special voting shares outstanding, net of 7,748,652 special voting shares held in treasury by the Company as described in the section below).
Changes in the composition of the share capital of CNH Industrial during 2018, 2017, and 2016 are as follows:

(number of shares)	CNH Industrial N.V. common shares issued	Less: Treasury shares	CNH Industrial N.V. common shares outstanding	CNH Industrial N.V. special voting shares issued	Less: Treasury shares	CNH Industrial N.V. special voting shares outstanding	Total Shares issued by CNH Industrial N.V.	Less: Treasury shares	Total CNH Industrial N.V. outstanding shares
Total CNH Industrial N.V. shares at December 31, 2015	1,362,048,989	—	1,362,048,989	474,474,276	(61,225,070)	413,249,206	1,836,523,265	(61,225,070)	1,775,298,195
Capital increase	860,622	—	860,622	—	—	—	860,622	—	860,622
(Purchases)/Sales of treasury shares	—	(1,278,708)	(1,278,708)	—	(981,003)	(981,003)	—	(2,259,711)	(2,259,711)
Total CNH Industrial N.V. shares at December 31, 2016	1,362,909,611	(1,278,708)	1,361,630,903	474,474,276	(62,206,073)	412,268,203	1,837,383,887	(63,484,781)	1,773,899,106
Capital increase	1,490,585	—	1,490,585	—	—	—	1,490,585	—	1,490,585
(Purchases)/Sales of treasury shares	—	471,018	471,018	—	(23,361,513)	(23,361,513)	—	(22,890,495)	(22,890,495)
Cancellation of shares	—	—	—	(78,000,000)	78,000,000	—	(78,000,000)	78,000,000	—
Total CNH Industrial N.V. shares at December 31, 2017	1,364,400,196	(807,690)	1,363,592,506	396,474,276	(7,567,586)	388,906,690	1,760,874,472	(8,375,276)	1,752,499,196
Capital increase	—	—	—	—	—	—	—	—	—
(Purchases)/Sales of treasury shares	—	(9,760,548)	(9,760,548)	—	(181,066)	(181,066)	—	(9,941,614)	(9,941,614)
Total CNH Industrial N.V. shares at December 31, 2018	1,364,400,196	(10,568,238)	1,353,831,958	396,474,276	(7,748,652)	388,725,624	1,760,874,472	(18,316,890)	1,742,557,582

CNH Industrial Consolidated Financial Statements at December 31, 2018 171

During the years ended December 31, 2018 and 2017, 0.2 million and 23 million special voting shares, respectively, were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register, net of transfer and allocation of special voting shares in accordance with the Special Voting Shares - Terms and Conditions.
Furthermore, during the years ended December 31, 2018 and 2017, the Company delivered 2.7 million and 5.3 million common shares, respectively, under the Company’s stock compensation plan, primarily due to the vesting or exercise of share-based awards. See paragraph below “Share-based compensation” for further discussion.
The Company is required to maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares do not carry any entitlement to the balance of the special capital reserve. The Board of Directors is authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favor of the share premium reserve.
The Company is required to maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.
From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.
The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.
Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only subject to the provision that the distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.
Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in U.S. dollars. Furthermore, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5 of the Articles of Association, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.
On March 1, 2019, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.18 per common share, totaling approximately €244 million (equivalent to approximately $277 million, translated at the exchange rate reported by the European Central Bank on February 27, 2019). The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 12, 2019.
At the AGM held by CNH Industrial on April 13, 2018, shareholders approved the payment of a dividend of €0.14 per common share. The dividend was paid in May 2018 for a total amount of €190 million ($235 million). The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company's equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.
The Board of Directors has the power to declare one or more interim dividends, provided that the requirements of the Article 22 paragraph 5 of the Articles of Association are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy of the Company on additions to reserves and dividends is duly observed. The provisions of the Article 22 paragraphs 2 and 3 of the Articles of Association shall apply mutatis mutandis.
The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company's share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the Company.

CNH Industrial Consolidated Financial Statements at December 31, 2018 172

Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.
Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.
In the event of a winding-up, a resolution to dissolve the Company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the Board of Directors. In the event a resolution is passed to dissolve the Company, the Company shall be wound-up by the Board of Directors, unless the general meeting of shareholders would resolve otherwise.
The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.
Until the winding-up of the Company has been completed, the Articles of Association of the Company shall to the extent possible, remain in full force and effect.
Policies and processes for managing capital
The objectives identified by the Group for managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain an adequate level of capital that at the same time enables it to obtain a satisfactory economic return for its shareholders and maintain access to external sources of funds, including by means of achieving an adequate rating.
The Group consistently monitors the evolution of its debt/equity ratio and in particular the level of net debt and the generation of cash from Industrial Activities.
To reach these objectives the Group aims at a continuous improvement in the profitability of the business in which it operates. Further, in general, the Group may sell part of its assets to reduce the level of its debt, while the Board of Directors may make proposals to shareholders in general meeting to reduce or increase share capital or, where permitted by law, to distribute reserves.
The Company shall at all times have the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration (om niet).
The Company shall also have authority to acquire fully paid-up shares in its own share capital for consideration, if:

▪
the general meeting of shareholders has authorized the Board of Directors to make such acquisition – which authorization shall be valid for no more than eighteen months – and has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set;

▪
the Company's equity, after deduction of the acquisition price of the relevant shares, is not less than the sum of the paid-up portion of the share capital and the reserves that have to be maintained by provision of law; and

▪
the aggregate par value of the shares to be acquired and the shares in its share capital the Company already holds, holds as pledgee or are held by a subsidiary, does not amount to more than one half of the aggregate par value of the issued share capital.

If no annual accounts have been confirmed and adopted when more than six months have expired after the end of any financial year, then the Group is not allowed any acquisition under Dutch law.
No authorization shall be required, if the Company acquires its own shares for the purpose of transferring the same to directors or employees of the Company or a Group company as defined in Article 2:24b of the Dutch Civil Code, under a scheme applicable to such employees. Such own shares must be officially listed on a price list of an exchange.
The preceding provisions shall not apply to shares which the Company acquires under universal title of succession (algemene titel).
No voting rights may be exercised in the general meeting of shareholders for any share held by the Company or any of its subsidiaries. Beneficiaries of a life interest on shares that are held by the Company and its subsidiaries are not excluded from exercising the voting rights provided that the life interest was created before the shares were held by the Company or any of its subsidiaries. The Company or any of its subsidiaries may not exercise voting rights for shares in respect of which it holds a usufruct.
Any acquisition by the Company of shares that have not been fully paid up shall be void.
Any disposal of shares held by the Company requires approval of the Board of Directors. Such approval shall also stipulate the conditions of the disposal.

CNH Industrial Consolidated Financial Statements at December 31, 2018 173

Special voting shares
In order to reward long-term ownership of the Company’s common shares and promote stability of its shareholder base, the Articles of Association of CNH Industrial N.V. provide for a loyalty-voting structure that grants eligible long-term shareholders the equivalent of two votes for each CNH Industrial N.V. common share that they hold through the issuance of special voting shares.
A shareholder may at any time elect to participate in the loyalty voting structure by requesting the registration of all or some of the common shares held by such shareholder in a separate register (the “Loyalty Register”) of the Company. If such common shares have been registered in the Loyalty Register for an uninterrupted period of three years in the name of the same shareholder, such shares will become “Qualifying Common Shares” and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share.
CNH Industrial N.V. issued special voting shares with a nominal value of €0.01 each to those eligible shareholders who elected to receive such special voting shares upon completion of the merger of Fiat Industrial and of CNH Global respectively with and into CNH Industrial N.V.
The electing shareholders are not required to pay any amount to the Company in connection with the allocation of the special voting shares.
The common shares are freely transferable, while, special voting shares are transferable exclusively in limited circumstances and they are not listed on the NYSE or the MTA. In particular, at any time, a holder of common shares that are Qualifying Common Shares who wants to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must request a de-registration of such Qualifying Common Shares from the Loyalty Register. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to transfer the special voting shares associated with the transferred common shares to the Company for no consideration.
The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material.
Treasury shares
Consistent with previous AGMs, at the AGM held on April 13, 2018, shareholders renewed the authority granted to the Board of Directors to acquire common shares in the capital of the Company through stock exchange trading or otherwise to a maximum of up to 10% of the issued common shares as of April 13, 2018, for a period of 18 months from the date of the AGM and, therefore, expiring on October 12, 2019, subject to certain maximum and minimum price requirements.
Implementing such resolution on April 27, 2018, CNH Industrial announced its new buy-back program to repurchase up to $700 million in common shares, representing an increase of $400 million versus the previous buy-back program.
During the year ended December 31, 2018, the Company repurchased 12.5 million shares of its common stock on the MTA and on multilateral trading facilities ("MTFs") under the buy-back program at an aggregate cost of $156 million. As of December 31, 2018, the Company held 10.6 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $130 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice. At the 2019 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares.
During the year ended December 31, 2018, the Company acquired approximately 0.2 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2018, the Company held 7.7 million special voting shares in treasury.
Capital reserves
At December 31, 2018, capital reserves amounting to $3,247 million ($3,253 million at December 31, 2017) mainly consist of the share premium deriving from the Merger.

CNH Industrial Consolidated Financial Statements at December 31, 2018 174

Earnings reserves
Earnings reserves, amounting to $6,272 million at December 31, 2018 ($5,059 million at December 31, 2017) mainly consist of retained earnings and profits attributable to the owners of the parent.
Other comprehensive income
The amount of Other comprehensive income can be analyzed as follows:

($ million)	2018	2017
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	182	55
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	182	55

Other comprehensive income that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	(5)	53
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	(24)	31
Gains/(losses) on cash flow hedging instruments	(29)	84

Exchange gains/(losses) on translating foreign operations arising during the period	(408)	(213)
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	—	—
Exchange gains/(losses) on translating foreign operations	(408)	(213)

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	(41)	33
Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	—	—
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(41)	33
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	(478)	(96)
Tax effect (C)	(27)	(80)
Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	(323)	(121)
The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

			2018			2017
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	182	(32)	150	55	(69)	(14)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	182	(32)	150	55	(69)	(14)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(29)	5	(24)	84	(11)	73
Exchange gains/(losses) on translating foreign operations	(408)	—	(408)	(213)	—	(213)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(41)	—	(41)	33	—	33
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(478)	5	(473)	(96)	(11)	(107)
Total Other comprehensive income/(loss)	(296)	(27)	(323)	(41)	(80)	(121)

CNH Industrial Consolidated Financial Statements at December 31, 2018 175

Share-based compensation
For the year ended December 31, 2018 and 2017, CNH Industrial recognized total share-based compensation expense of $35 million and $19 million, respectively. For the years ended December 31, 2018 and 2017, CNH Industrial recognized a total tax benefit relating to share-based compensation expense of $8 million and $1 million, respectively. As of December 31, 2018, CNH Industrial had unrecognized share-based compensation expense related to nonvested awards of approximately $44 million based on current assumptions related to achievement of specified performance objectives, when applicable. Unrecognized share-based compensation costs will be recognized over a weighted-average period of 1.12 years.
CNH Industrial’s equity awards are governed by several plans: i) CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”); ii) CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”); iii) CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”); and, iv) CNH Global N.V. Equity Incentive Plan (“CNH EIP”).
CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”)
At the AGM held on April 16, 2014, the Company’s shareholders approved the adoption of the CNH Industrial EIP, an umbrella program defining the terms and conditions for any subsequent long-term incentive program, whose main features are as follows:

▪
The EIP allows grants of the following specific types of equity awards to any current or prospective executive director, officer or employee of, or service provider to, CNH Industrial: stock options, stock appreciation rights, restricted share units, restricted stock, performance shares or performance share units and other stock-based awards that are payable in cash, common shares or any combination thereof subject to the terms and conditions established by the Compensation Committee.

▪
The EIP authorized 25 million common shares over a five-years period, of which a maximum of 7 million would be authorized for awards to executive directors. These shares may be newly issued shares or treasury shares.

▪
The EIP will terminate at, and no more awards will be permitted to be granted thereunder ten years after its adoption by the Board of Directors of CNH Industrial N.V. The termination of the EIP will not affect previously granted awards.

Performance Share Units
In 2014, CNH Industrial issued a one-time grant of Performance Share Units ("PSU’s) to its then Chief Executive Officer and selected key employees, with financial performance goals covering the five-year period from January 1, 2014 to December 31, 2018. This PSU grant totaled approximately 12 million units. Prorated share amounts covering performance through this same period were issued to new employees entering the plan. In 2017, no additional PSU’s were granted. One third of the total grant was expected to vest in February 2017, but such grants did not vest as both the performance and market conditions for the performance period 2014 through 2016 were not met.
In December 2017, CNH Industrial canceled all PSU’s issued in 2014, 2015 and 2016 and issued a grant of PSU’s to its then Chief Executive Officer and selected key employees, with financial performance goals covering the three-year period from January 1, 2017 to December 31, 2019. This PSU grant totaled approximately 7 million units. In 2018, prorated share amounts covering performance through this same period were issued to new employees entering the plan. 0.6 million additional PSU's were granted in 2018. The performance goal is a market condition with a payout schedule ranging from 0% to 130%. In addition, there is a performance condition that if not met, reduces the payout by 30%. Accordingly, the total number of shares that will eventually be granted may vary from the original estimate of 7 million shares. The awards cliff vest on February 28, 2020 to the extent that the market condition is met upon completion of the performance period on December 31, 2019.
The fair values of the awards are calculated using the Monte Carlo Simulation model. The weighted average fair value of the awards that were issued in 2018 and 2017 is $8.69 and $9.14 per share, respectively. As a significant majority of the awards (approximately 88% of total awards as of December 31, 2018) were issued on December 22, 2017, the key assumptions utilized to calculate the grant-date fair values for awards issued on this grant date are listed below:

Key Assumptions for awards issued on December 22, 2017
Grant date stock price (in $)	10.73
Expected Volatility	31.1%
Dividend yield	0.87%
Risk-free rate	2.01%
The expected volatility is based on the daily stock price movements experienced by the common shares of CNH Industrial N.V. over a three-years period ending on the grant date. The expected dividend yield was based on CNH Industrial’s historical dividend payout as management expected the dividend payout for future years to be consistent. The risk-free interest rate was based on the yields of three-year U.S. Treasury bonds.

CNH Industrial Consolidated Financial Statements at December 31, 2018 176

The following table reflects the activity of performance-based share units under CNH Industrial EIP for the year ended December 31, 2018 and 2017:

		2018		2017
	Performance shares	Weighted average grant date fair value (in $)	Performance shares	Weighted average grant date fair value (in $)
Nonvested at beginning of year	6,632,100	9.14	11,725,260	8.51
Granted	617,140	8.69	6,632,100	9.14
Forfeited/Cancelled	(1,940,500)	6.82	(11,725,260)	9.23
Vested	—	—	—	—
Nonvested at end of year	5,308,740	7.92	6,632,100	9.14
Restricted Share Units
In 2016, 2017 and 2018, CNH Industrial issued to selected employees approximately 2 million, 4 million, and 1 million Restricted Share Units (“RSUs”) with a weighted average fair value of $7.30, $13.23, and $11.63 per share, respectively. These shares will vest in three equal tranches over a three-years period. The fair value of the award is measured using the stock price on the grant date adjusted for the present value of future dividends that employees will not receive during the vesting period.
Additionally, CNH Industrial issued 3 million restricted share units to the Chairman of CNH Industrial in June 2014. The weighted average fair value of these shares was $10.41 per share, measured using the stock price on the grant date adjusted for the present value of future dividends that the Chairman would not receive during the vesting period. These shares are service based and vested in five tranches at the end of each year. The first, second, third, fourth tranches of 750 thousand, 750 thousand, 600 thousand, 450 thousand shares vested on December 31, 2014, 2015, 2016, 2017 respectively. The fifth tranche of 450 thousand shares vested on July 25, 2018. The relevant shares were delivered to Mr. Marchionne’s estate on February 26, 2019. The first, second, third, and fourth tranches were exercised on February 23, 2015, February 8, 2016, February 8, 2017, and February 20, 2018, respectively.
The following table reflects the activity of restricted share units under CNH Industrial EIP for the year ended December 31, 2018 and 2017:

		2018		2017
	Restricted shares	Weighted average grant date fair value (in $)	Restricted shares	Weighted average grant date fair value (in $)
Nonvested at beginning of year	6,092,234	11.38	4,232,708	8.14
Granted	632,840	11.63	3,939,100	13.23
Forfeited	(913,290)	12.46	(172,706)	7.77
Vested	(2,447,337)	10.27	(1,906,868)	8.67
Nonvested at end of year	3,364,447	11.88	6,092,234	11.38

CNH Industrial Consolidated Financial Statements at December 31, 2018 177

CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”)
On September 9, 2013, the CNH Industrial DCP was approved by the shareholders and adopted by the Board of Directors of CNH Industrial N.V. On April 14, 2017, shareholders approved a proposed amendment to the CNH Industrial DCP pursuant to which non-executive directors would only be paid cash compensation for their service as a director. The CNH Industrial DCP provides for the payment of the following to eligible members of the CNH Industrial N.V. Board in the form of cash, provided that such members do not receive salary or other employment compensation from CNH Industrial N.V. or FCA, and their subsidiaries and affiliates:

▪	$125,000 annual retainer fee for each Non-Executive Director.

▪	An additional $25,000 for each member of the Audit Committee and $35,000 for the Audit Committee Chairperson.

▪	An additional $20,000 for each member of every other Board committee and $25,000 for the committee chairperson (collectively, the “fees”).
Prior to the amendment of the CNH Industrial DCP, each quarter of the CNH Industrial DCP year, the eligible directors elected the form of payment of their fees. If the elected form was common shares, the eligible director would receive as many common shares as equal to the amount of fees the director elected to be paid in common shares, divided by the fair market value of a CNH Industrial N.V. common share on the date that the quarterly payment was made. Common shares issued to the eligible director vested immediately upon grant. If an eligible director elected to receive all or a portion of fees in the form of a stock option, the number of common shares underlying the stock option was determined by dividing (i) by (ii) where (i) equals the dollar amount of the quarterly payment that the eligible director elected to receive in the form of stock options multiplied by four and (ii) the fair market value of the common shares on the date that the quarterly payment was made. The CNH Industrial DCP defined fair market value, as applied to each ordinary share, to be equal to the average of the highest and lowest sale price of a CNH Industrial N.V. common share during normal trading hours on the last trading day of each plan quarter in which sales of common shares on the New York Stock Exchange are recorded. Stock options granted as a result of such an election vested immediately, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be a director.
There were 0.2 million common shares authorized for issuance under the CNH Industrial DCP. As of December 31, 2018, 0.05 million stock options were issued under the CNH Industrial DCP (prior to the amendment described above) at a weighted average exercise price of $9.42 per share. The weighted average fair value for the stock options that were issued in 2015 was $1.65. No stock options were issued under this plan in 2018 or 2017. During 2018, no restricted share units were issued under the CNH Industrial DCP. The weighted average grant-date fair value of the RSUs that were issued in 2015, 2016 and 2017 were $8.16, $6.78, and $9.28, respectively.
CNH Global Directors’ Compensation Plan (“CNH DCP”)
CNH Global Directors’ Compensation Plan stipulated the right for directors of former CNH Global to be compensated in the form of cash, and/or common shares of CNH Global N.V., and/or options to purchase common shares of CNH Global N.V. On September 29, 2013, CNH Industrial N.V. assumed the sponsorship of the CNH DCP in connection with the Merger. Stock options issued under the CNH DCP were converted using the CNH Global exchange ratio of 3.828 CNH Industrial N.V. shares for each CNH Global N.V. common share and exercisable for common shares of CNH Industrial N.V. upon September 29, 2013. All of the outstanding stock options from the CNH DCP were exercised or forfeited during 2018. The CNH DCP was terminated effective as of the Merger and no new equity awards will be issued under the CNH DCP.
CNH Global Equity Incentive Plan (the “CNH EIP”)
The CNH Global Equity Incentive Plan provides for grants of stock options, restricted share units and performance share units to former officers and employees of CNH Global. On September 29, 2013, CNH Industrial N.V. assumed the sponsorship of the CNH EIP in connection with the Merger. CNH Industrial can not issue any new equity awards under the CNH EIP; however, CNH Industrial is required to issue shares under the CNH EIP to settle the exercise or vesting of the existing equity awards.
On September 29, 2013, outstanding stock options, unvested restricted share units and performance share units under the CNH EIP became exercisable or convertible for common shares of CNH Industrial N.V. The number of shares of outstanding equity awards was increased and exercise price of stock options reduced to take into account the CNH Global exchange ratio of 3.828 CNH Industrial N.V. shares for each CNH Global N.V. common share. The conversion did not change the aggregate fair value of the outstanding equity awards and, therefore, resulted in no additional share-based compensation expense in 2013.

CNH Industrial Consolidated Financial Statements at December 31, 2018 178

Stock Option Plan
In September 2012, approximately 2.7 million performance-based stock options (at target award levels) were issued under the CNH EIP (the “2012 Grant”). Upon the achievement of CNH Global’s 2012 target performance objective, approximately 4 million of options were granted. These options vested in three equal tranches in February 2012, 2013 and 2014. Options granted under the CNH EIP have a contractual life of five years from the initial vesting date.
No stock options were issued in 2016, 2017 or 2018 under the CNH EIP.
The following table reflects the stock option activity under the CNH EIP for the years ended December 31, 2018 and 2017:

		2018		2017
	Number of options	Weighted average exercise price (in $)	Number of options	Weighted average exercise price (in $)
Outstanding at beginning of year	214,574	8.78	7,210,881	9.51
Exercised	(203,029)	8.78	(3,164,130)	8.78
Expired	(11,545)	8.78	(3,832,177)	10.15
Outstanding at end of year	—	—	214,574	8.78
Exercisable at end of year	—	—	214,574	8.78

24.	Provisions for employee benefits
CNH Industrial provides pension, healthcare and insurance plans and other post-employment benefits to their employees and retirees, either directly or by contributing to independently administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which the Group operates, the benefits generally being based on the employees’ remuneration and years of service. CNH Industrial provides post-employment benefits under defined contribution and defined benefit plans.
In the case of defined contribution plans, CNH Industrial makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, CNH Industrial has no further payment obligations. CNH Industrial recognizes the contribution cost when the employees have rendered their service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. During the years ended December 31, 2018 and 2017, CNH Industrial recorded expenses of $583 million and $578 million, respectively, for its defined contribution plans, inclusive of social security contributions.
Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. Defined benefit plans are classified by CNH Industrial on the basis of the type of benefit provided as follows: Pension plans, Healthcare plans, and Other post-employment benefits.
Pension plans
Pension obligations primarily comprise the obligations of CNH Industrial’s pension plans in the U.S., the U.K., and Germany.
Under these plans, contributions are made to a separate fund (trust) that independently administers the plan assets. CNH Industrial’s funding policy is to contribute amounts to the plan equal to the amounts required to meet the minimum funding requirements pursuant to the laws of the applicable jurisdictions. The significant pension plans that we are required to fund are in the United States and the U.K. CNH Industrial may also choose to make discretionary contributions in addition to the funding requirements. To the extent that a fund is overfunded, the Group is not required to make further contribution to the plan in respect of minimum performance requirements so long as the fund is in surplus.

CNH Industrial Consolidated Financial Statements at December 31, 2018 179

Healthcare plans
Healthcare plan obligations comprise obligations for healthcare and insurance plans granted to CNH Industrial employees working in the U.S. and Canada. These plans generally cover employees retiring on or after reaching the age of 55 who have completed at least 10 years of employment. CNH Industrial U.S. salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement healthcare and life insurance benefits under the CNH Industrial plans. These benefits may be subject to deductibles, co-payment provisions and other limitations, and CNH Industrial has reserved the right to change or terminate these benefits, subject to the provisions of any collective bargaining agreement. These plans are not required to be funded. However, beginning in 2007, CNH Industrial began making contributions on a voluntary basis to a separate and independently managed fund established to finance the North American healthcare plans. On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented CNH Industrial retirees. On April 16, 2018, CNH Industrial announced its determination to modify the Benefits provided to the applicable retirees (“Benefits Modification”) to make them consistent with the Benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefits Modification resulted in a reduction of the plan liability by $527 million. This amount has been recognized in its entirety as a pre-tax gain in Other income/(expenses) in the year ended December 31, 2018.

Other post-employment benefits
Other post-employment benefits consist of obligations for Italian Employee Leaving Entitlements up to December 31, 2006, loyalty bonus in Italy and various other similar plans in France, Germany and Belgium. Until December 31, 2006, Italian companies with more than 50 employees were required to accrue for benefits paid to employees upon them leaving Italian legal entities. The scheme has since changed to a defined contribution plan. The obligation on our consolidated balance sheet represents the residual reserve for years until December 31, 2006. Loyalty bonus is accrued for employees who have reached certain service seniority and are generally settled when employees leave the company. These plans are not required to be funded and, therefore, have no plan assets.
Provisions for employee benefits at December 31, 2018 and 2017 are as follows:

($ million)	At December 31, 2018	At December 31, 2017
Post-employment benefits:
Pension plans	771	891
Healthcare plans	293	935
Other	330	373
Total Post-employment benefits	1,394	2,199

Other provisions for employees	283	298
Other long-term employee benefits	86	90
Total Provision for employee benefits	1,763	2,587

Defined benefit plan assets	25	28
Total Defined benefit plan assets	25	28
The item Other provisions for employees consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Group within twelve months from the end of the period in which the employees render the related service.
The item Other long-term employee benefits consists of the Group’s obligation for those benefits generally payable during employment on reaching a certain level of seniority in the company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made.

CNH Industrial Consolidated Financial Statements at December 31, 2018 180

In 2018 and in 2017 changes in Other provisions for employees and in Other long-term employee benefits are as follows:

($ million)	At December 31, 2017	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2018
Other provisions for employees	298	145	(143)	(17)	283
Other long-term employee benefits	90	9	(9)	(4)	86
Total	388	154	(152)	(21)	369

($ million)	At December 31, 2016	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2017
Other provisions for employees	262	156	(147)	27	298
Other long-term employee benefits	77	9	(7)	11	90
Total	339	165	(154)	38	388

Post-employment benefits
The amounts recognized in the statement of financial position for post-employment benefits at December 31, 2018 and 2017 are as follows:

	Pension plans		Healthcare plans(1)		Other(1)
	At December 31,		At December 31,		At December 31,
($ million)	2018	2017	2018	2017	2018	2017
Present value of obligations	3,029	3,365	434	1,119	330	373
Less: Fair value of plan assets	(2,283)	(2,520)	(141)	(184)	—	—
Deficit/(surplus)	746	845	293	935	330	373
Effect of the asset ceiling	—	18	—	—	—	—
Net liability/(Net asset)	746	863	293	935	330	373

Reimbursement rights	1	1	—	—		—

Amounts at year-end:
Liabilities	771	891	293	935	330	373
Assets	(25)	(28)	—	—	—	—
Net liability	746	863	293	935	330	373

(1)	The healthcare and other post-employment plans are not required to be prefunded.

CNH Industrial Consolidated Financial Statements at December 31, 2018 181

Changes in the present value of post-employment obligations in 2018 and 2017 are as follows:

	Pension plans		Healthcare plans(1)		Other(1)
($ million)	2018	2017	2018	2017	2018	2017
Present value of obligation at the beginning of the year	3,365	3,190	1,119	1,105	373	335
Current service cost	24	25	6	6	8	8
Interest expense	71	74	24	36	2	2
Other costs	5	10	—	—	—	—
Contribution by plan participants	3	3	9	7	—	—

Remeasurements:
Actuarial losses/(gains) from changes in demographic assumptions	(16)	(43)	2	(8)	(16)	4
Actuarial losses/(gains) from changes in financial assumptions	(115)	116	(102)	42	(5)	(2)
Other remeasurements	(10)	(31)	(28)	(5)	9	6
Total remeasurements	(141)	42	(128)	29	(12)	8

Exchange rate differences	(104)	206	(6)	4	(16)	47
Benefits paid	(181)	(185)	(63)	(68)	(25)	(27)
Past service cost	22	—	(527)	—	—	—
Change in scope of consolidation	—	—	—	—	—	—
Curtailments	—	—	—	—	—	—
Settlements	(36)	—	—	—	—	—
Other changes	1	—	—	—	—	—
Present value of obligation at the end of the year	3,029	3,365	434	1,119	330	373

(1)	The healthcare and other post-employment plans are not required to be prefunded.
Other remeasurements mainly include in 2018 and 2017 the amount of experience adjustments.
Changes in the fair value of plan assets for post-employment benefits in 2018 and 2017 are as follows:

	Pension plans		Healthcare plans(1)
($ million)	2018	2017	2018	2017
Fair value of plan assets at the beginning of the year	2,520	2,330	184	111
Interest income	60	60	5	3

Remeasurements:
Return on plan assets	(101)	136	(11)	16
Actuarial gains/(losses) from changes in financial assumptions	—	—	—	—
Total remeasurements	(101)	136	(11)	16

Exchange rate differences	(65)	113	—	—
Contribution by employer	55	34	—	56
Contribution by plan participants	3	3	—	—
Benefits paid	(152)	(156)	(37)	(2)
Change in scope of consolidation	—	—	—	—
Settlements	(37)	—	—	—
Other changes	—	—	—	—
Fair value of plan assets at the end of the year	2,283	2,520	141	184

(1)	The healthcare plans are not required to be prefunded.

CNH Industrial Consolidated Financial Statements at December 31, 2018 182

Net benefit cost/(income) recognized during 2018 and 2017 for post-employment benefits is as follows:

	Pension plans		Healthcare plans		Other
($ million)	2018	2017	2018	2017	2018	2017
Service cost:
Current service cost	24	25	6	6	8	8
Past service cost and (gains)/losses from curtailments and settlements(1)	23	—	(527)	—	—	—
Total Service cost	47	25	(521)	6	8	8
Net interest expense	11	14	19	33	2	2
Other costs	5	10	—	—	—	—
Net benefit cost/(income) recognized to profit or loss	63	49	(502)	39	10	10

Remeasurements:
Return on plan assets	101	(136)	11	(16)	—	—
Actuarial losses/(gains) from changes in demographic assumptions	(16)	(43)	2	(8)	(16)	4
Actuarial losses/(gains) from changes in financial assumptions	(115)	116	(102)	42	(5)	(2)
Change in irrecoverable surplus and other	(19)	18	—	—	6	—
Other remeasurements	(10)	(31)	(28)	(5)	9	6
Total remeasurements	(59)	(76)	(117)	13	(6)	8
Exchange rate differences	(39)	93	(6)	4	(16)	47
Net benefit cost/(income) recognized to other comprehensive income	(98)	17	(123)	17	(22)	55
Total net benefit cost/(income) recognized during the year	(35)	66	(625)	56	(12)	65

(1)
In 2018, Past service cost and (gains)/losses from curtailments and settlements includes a pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S., as described in the above paragraph "Healthcare plans".

The following summarizes data from CNH Industrial’s defined benefit pension plans by significant geographical area for the years ended December 31, 2018 and 2017:

		U.S.		U.K.		Germany(1)	Other Countries(1)
($ million)	2018	2017	2018	2017	2018	2017	2018	2017
Change in benefit obligations:
Present value of obligation at the beginning of the year	1,173	1,159	1,409	1,315	453	419	330	297
Current service cost	4	5	4	5	4	4	12	11
Interest expense	35	37	29	29	4	4	3	4
Other costs	3	5	1	4	—	—	1	1
Contribution by plan participants	—	—	—	—	—	—	3	3
Remeasurements	(86)	53	(39)	(16)	(5)	(2)	(11)	7
Benefits paid	(83)	(86)	(57)	(54)	(28)	(28)	(13)	(17)
Past service costs	—	—	22	—	—	—	—	—
Settlements	(31)	—	(5)	—	—	—	—	—
Exchange rate differences and other	—	—	(74)	126	(19)	56	(10)	24
Present value of obligation at the end of the year	1,015	1,173	1,290	1,409	409	453	315	330

Change in the fair value of plans assets:
Fair value of plan assets at the beginning of the year	1,206	1,139	1,005	918	8	5	301	268
Interest income	37	36	20	21	—	—	3	3
Remeasurements	(97)	116	(4)	8	—	—	—	12
Contribution by employer	—	—	44	23	—	—	11	11
Contribution by plan participants	—	—	—	—	—	—	3	3
Benefits paid	(83)	(85)	(57)	(54)	—	—	(12)	(17)
Settlements	(32)	—	(5)	—	—	—	—	—
Exchange rate differences and other	(1)	—	(52)	89	(1)	3	(11)	21
Fair value of plan assets at the end of the year	1,030	1,206	951	1,005	7	8	295	301
Funded status	15	33	(339)	(404)	(402)	(445)	(20)	(29)

(1)	Pension benefits in Germany and some other countries are not required to be prefunded.

CNH Industrial Consolidated Financial Statements at December 31, 2018 183

Changes in the effects of the asset ceiling for 2018 and 2017 are as follows:

	Pension plans		Healthcare plans
($ million)	2018	2017	2018	2017
Effect of the asset ceiling at the beginning of the year	18	—	—	—
Other comprehensive (income)/loss	(19)	18	—	—
Other increase/(decrease)	1	—	—	—
Effect of the asset ceiling at the end of the year	—	18	—	—
The weighted average durations of post-employment benefits obligations are as follows:

N° of years
Pension plans	12
Healthcare plans	9
Other	10

Assumptions
The following assumptions were utilized in determining the funded status at December 31, 2018 and 2017, and the expense of CNH Industrial’s defined benefit plans for the years ended December 31, 2018 and 2017:

	Assumptions used to determine funded status at year-end
	At December 31, 2018			At December 31, 2017
(in %)	Pension plans	Healthcare plans	Other	Pension plans	Healthcare plans	Other
Weighted-average discount rates	2.91	4.12	1.59	2.57	3.53	1.44
Weighted-average rate of compensation increase	3.00	n/a	1.38	2.68	n/a	0.99
Weighted-average, initial healthcare cost trend rate	n/a	6.17	n/a	n/a	6.46	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	5.00	n/a	n/a	5.00	n/a

	Assumptions used to determine expense at year-end
	At December 31, 2018			At December 31, 2017
(in %)	Pension plans	Healthcare plans	Other	Pension plans	Healthcare plans	Other
Weighted-average discount rates – current service cost	1.80	3.58	1.60	1.98	3.97	1.59
Weighted-average discount rates – interest cost	2.20	3.19	1.28	2.32	3.39	1.33
Weighted-average rate of compensation increase	3.08	n/a	1.04	2.73	n/a	0.37
Weighted-average, initial healthcare cost trend rate	n/a	6.46	n/a	n/a	6.72	n/a
Weighted-average, ultimate healthcare cost trend rate(*)	n/a	5.00	n/a	n/a	5.00	n/a
(*) CNH Industrial expects to achieve the ultimate healthcare cost trend rate in 2024 and 2018 for U.S. and Canada plans, respectively.
Assumed discount rates are used in measurements of pension, healthcare and other post-employment benefit obligations and net interest on the net defined benefit liability/asset. CNH Industrial selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date. The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rates for the U.S., European, U.K. and Canadian obligations are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date, December 31. The benefit cash flow-matching approach involves analyzing CNH Industrial’s projected cash flows against a high quality bond yield curve, mainly calculated using a wide population of AA-grade corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for the CNH Industrial’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

CNH Industrial Consolidated Financial Statements at December 31, 2018 184

The assumed healthcare trend rate represents the rate at which healthcare costs are assumed to increase. Rates are determined based on CNH Industrial’s specific experience, consultation with actuaries and outside consultants, and various trend factors including general and healthcare sector-specific inflation projections from the United States Department of Health and Human Services Healthcare Financing Administration. The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of healthcare cost inflation based on general inflation, incremental medical inflation, technology, new medicine, government cost-shifting, utilization changes, an aging population, and a changing mix of medical services.
In October 2014, the Society of Actuaries (“SOA”) in the U.S. issued an updated mortality table (“RP-2014”) and mortality improvement scale (“MP-2014”). Accordingly, CNH Industrial reviewed the historical mortality experience and demographic characteristics of its U.S. pension plan participants and has decided to adopt the variants of Blue Collar tables of RP-2014 as the base mortality tables. Subsequent to the Benefits Modification to US Healthcare plan on April 16, 2018, the Company decided to change the base mortality table for the the US Healthcare plan from the variants of Blue Collar tables of RPH-2014 (with MP-2014 removed) to a no-collar variant which led to an increase of $4.3 million to the Company's benefit obligations at December 31, 2018. The Retirement Plans Experience Committee (“RPEC”) publishes annual updates to the RP-2014 model and corresponding mortality improvement scales. The latest update resulted in the 2018 version of the mortality improvement scale (“MP-2018”). In 2018, CNH Industrial adopted the MP-2018 mortality improvement scale, which better reflects the actual recent experience over the previous mortality improvement scales. Management believes the new mortality assumptions most appropriately represent its plans’ experience and characteristics. The adoption of the new mortality assumptions resulted in a total decrease of $3.6 million to the Group’s benefit obligations at December 31, 2018, of which, $3 million and $0.6 million were related to Pension plans and Healthcare plans, respectively.
Beginning in 2016, CNH Industrial changed the method used to estimate the service cost and net interest components of the net benefit cost in order to provide a more precise measure of net interest and service costs by improving the correlation between the projected benefit cash flows and the discrete spot yield curve rates. The new method uses the spot yield curve approach to estimate the service cost and net interest components by applying the specific spot rates along the yield curve used to determine the benefit obligations to relevant projected cash outflows. Historically, the service and net interest costs were determined using a single weighted-average discount rate based on hypothetical AA yield curves used to measure the benefit obligation at the beginning of the period.
Assumed discount rates and healthcare cost trend rates have a significant effect on the amount recognized in the 2018 financial statements. A one percentage point change in the assumed discount rates would have the following effects:

($ million)	One percentage point increase	One percentage point decrease
Effect on pension plans defined benefit obligation at December 31, 2018	(333)	412
Effect on healthcare defined benefit obligation at December 31, 2018	(33)	40
A one percentage point change in the assumed healthcare cost trend rates would have the following effect:

($ million)	One percentage point increase	One percentage point decrease
Effect on healthcare defined benefit obligation at December 31, 2018	25	(22)
Plan assets
The investment strategy for the plan assets depends on the features of the plan and on the maturity of the obligations. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth exceeding the rate of inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored. Plan assets do not include treasury shares of CNH Industrial N.V. or properties occupied by Group companies.

CNH Industrial Consolidated Financial Statements at December 31, 2018 185

The fair value of plan assets at December 31, 2018 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

	Fair value of plan assets at December 31, 2018
($ million)	Total	Level 1	Level 2	Level 3
Equity securities:
U.S. equities	288	16	272	—
Non-U.S. equities	—	—	—	—
Total Equity securities	288	16	272	—

Fixed income securities:
U.S. government bonds	356	349	7	—
U.S. corporate bonds	421	—	421	—
Non-U.S. government bonds	47	9	38	—
Non-U.S. corporate bonds	73	—	73	—
Mortgage backed securities	—	—	—	—
Other fixed income	11	—	11	—
Total Fixed income securities	908	358	550	—

Other types of investments:
Mutual funds(1)	990	—	990	—
Insurance contracts	154	—	—	154
Derivatives - Credit contracts	—	—	—	—
Real estate	—	—	—	—
Total Other types of investments	1,144	—	990	154
Cash	84	46	38	—
Total	2,424	420	1,850	154

(1)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

The fair value of the plan assets at December 31, 2017 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

	Fair value of plan assets at December 31, 2017
($ million)	Total	Level 1	Level 2	Level 3
Equity securities:
U.S. equities	362	19	343	—
Non-U.S. equities	—	—	—	—
Total Equity securities	362	19	343	—

Fixed income securities:
U.S. government bonds	365	355	10	—
U.S. corporate bonds	498	—	498	—
Non-U.S. government bonds	55	13	42	—
Non-U.S. corporate bonds	95	—	95	—
Mortgage backed securities	—	—	—	—
Other fixed income	9	—	9	—
Total Fixed income securities	1,022	368	654	—

Other types of investments:
Mutual funds(1)	1,090	—	1,090	—
Insurance contracts	152	—	—	152
Derivatives - Credit contracts	—	—	—	—
Real estate	—	—	—	—
Total Other types of investments	1,242	—	1,090	152
Cash	78	17	61	—
Total	2,704	404	2,148	152

(1)	This category includes mutual funds, which primarily invest in non-U.S. equities and non-U.S. corporate bonds.

CNH Industrial Consolidated Financial Statements at December 31, 2018 186

Contribution
CNH Industrial expects to contribute approximately $49 million to its pension plans in 2019.
The benefit expected to be paid from the benefit plans, which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Expected benefit payments
($ million)	2019	2020	2021	2022	2023	2024 to 2027	Total
Post-employment benefits:							—
Pension plans	176	172	173	170	172	850	1,713
Healthcare plans	35	34	32	32	32	155	320
Other	23	23	24	27	23	100	220
Total Post-employment benefits	234	229	229	229	227	1,105	2,253

Other long-term employee benefits	8	8	6	6	8	36	72
Total	242	237	235	235	235	1,141	2,325
Potential outflows in the years after 2019 are subject to a number of uncertainties, including future asset performance and changes in assumptions.

25.	Other provisions
Changes in Other provisions are as follows:

($ million)	At December 31, 2017	Charge	Utilization	Release to income and other changes	At December 31, 2018
Warranty and technical assistance provision	932	826	(724)	(109)	925
Restructuring provision	63	37	(29)	3	74
Investment provision	12	—	—	—	12
Other risks	2,383	3,525	(3,329)	(302)	2,277
Total Other provisions	3,390	4,388	(4,082)	(408)	3,288
The warranty and technical assistance provision represents management’s best estimate of commitments given by the Group for contractual, legal or constructive obligations arising from product warranties given for a specified period of time which begins at the date of delivery to the customer. This estimate has been calculated considering past experience and specific contractual terms. This provision also includes management’s best estimate of the costs that are expected to be incurred in connection with product defects that could result in a larger recall of vehicles. This provision for risks is developed through an assessment of reported damages or returns on a case-by-case basis.
At December 31, 2018, the restructuring provision includes the estimated amount of benefits payable to employees on termination in connection with restructuring plans amounting to $42 million ($49 million at December 31, 2017), and other costs totaling $32 million ($14 million at December 31, 2017).
The total balance at December 31, 2018 relates to restructuring programs of the following segments: Commercial Vehicles $44 million ($48 million at December 31, 2017), Agricultural Equipment $23 million ($5 million at December 31, 2017), Construction Equipment $6 million ($7 million at December 31, 2017) and Financial Services $1 million ($1 million at December 31, 2017).
The provision for other risks represents the amounts set aside by the individual companies of the Group principally in connection with contractual and commercial risks and disputes. The more significant balances of this provision are as follows:

($ million)	At December 31, 2018	At December 31, 2017
Marketing and sales incentives programs	1,328	1,334
Legal proceedings and other disputes	368	383
Commercial risks	262	345
Environmental risks	38	43
Other reserves for risks and charges	281	278
Total Other risks	2,277	2,383

CNH Industrial Consolidated Financial Statements at December 31, 2018 187

A description of these provisions follows:

▪
Marketing and sales incentives program - this provision relate to sales incentives that are offered on a contractual basis to the dealer networks and primarily given if the dealers achieve a specific cumulative level of sales transactions during the calendar year. This provision is estimated based on information available for the sales made by the dealers during the calendar year.

▪	Legal proceedings and other disputes - this provision represents management’s best estimate of the liability to be recognized by the Group with regard to:

▪	Legal proceedings arising in the ordinary course of business with dealers, customers, suppliers or regulators (such as contractual, patent or antitrust disputes).

▪	Legal proceedings involving claims with active and former employees.

▪	Legal proceedings involving certain tax authorities.
None of these provisions is individually significant. Each Group company recognizes a provision for legal proceedings when it is deemed probable that the proceedings will result in an outflow of resources. In determining their best estimate of the probable liability, each Group company assesses its legal proceedings on a case-by-case basis to estimate the probable losses that typically arise from events of the type giving rise to the liability. Their estimate takes into account, as applicable, the views of legal counsel and other experts, the experience of the company and others in similar situations and the company’s intentions with regard to further action in each proceeding. CNH Industrial’s consolidated provision combines the individual provisions established by each of the Group’s companies.

▪	Commercial risks - this provision relates to risks arising in connection with the sale of products and services.

▪
Environmental risks – this provision represents management’s best estimate of the Group’s probable environmental obligations. Amounts included in the estimate comprise direct costs to be incurred in connection with environmental obligations associated with current or formerly owned facilities and sites. This provision also includes costs related to claims on environmental matters.

26.	Debt
Credit Facilities
Lenders of committed credit facilities have the obligation to make advances up to the facility amount. Lenders of uncommitted facilities have the right to terminate the agreement with prior notice to CNH Industrial. At December 31, 2018, the Group had available committed unsecured facilities expiring after twelve months amounted to $3.1 billion ($3.2 billion at December 31, 2017).
In 2016, we signed a renewal of a five-year committed revolving credit facility for €1.75 billion ($2.0 billion at the year-end 2018 exchange rate). The renewal extends the maturity of the previous €1.75 billion committed revolving credit facility from 2019 until 2021. The €1.75 billion facility is guaranteed by the parent company with cross-guarantees from each of the borrowers (i.e., CNH Industrial Finance S.p.A., CNH Industrial Finance Europe S.A. and CNH Industrial Finance North America Inc.), includes typical provisions for contracts of this type and size, such as: financial covenants (Net debt/EBITDA ratio relating to Industrial Activities), other covenants mainly relating to Industrial Activities including negative pledge, a status (or pari passu) covenant, restrictions on the incurrence of indebtedness by certain subsidiaries, customary events of default (some of which are subject to minimum thresholds and customary mitigants) including cross-default, failure to pay amounts due or to comply with certain provisions under the loan agreement, the occurrence of certain bankruptcy-related events and mandatory prepayment obligations upon a change in control of CNH Industrial or the borrowers. The failure to comply with these provisions, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding advances. At December 31, 2018, CNH Industrial was in compliance with all covenants in the revolving credit facility.
At December 31, 2018, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to $3.9 billion ($3.5 billion at December 31, 2017), of which $3.0 billion at December 31, 2018 ($2.3 billion at December 31, 2017) were utilized.

CNH Industrial Consolidated Financial Statements at December 31, 2018 188

Debt
An analysis of debt by nature and due date is as follows:

	At December 31, 2018				At December 31, 2017
($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
Asset-backed financing	7,061	4,155	53	11,269	8,008	3,960	60	12,028

Other debt:
Bonds	1,162	4,316	2,489	7,967	1,689	4,685	2,652	9,026
Borrowings from banks	1,423	2,557	155	4,135	1,443	2,605	152	4,200
Payables represented by securities	784	176	—	960	384	173	—	557
Other	122	59	31	212	100	70	33	203
Total Other debt	3,491	7,108	2,675	13,274	3,616	7,533	2,837	13,986
Total Debt	10,552	11,263	2,728	24,543	11,624	11,493	2,897	26,014
The item Asset-backed financing represents the financing received through both ABS and factoring transactions which do not meet IFRS 9 derecognition requirements and are recognized as assets in the statement of financial position. In 2018 there was a decrease of approximately $345 million in asset-backed financing, excluding exchange differences.
During the year Other debt increased by $87 million, net of exchange differences. The difference is due to net increase in bank outstanding by $0.5 billion and by $0.5 billion in payable represented by securities almost offset by a net decrease of bond outstanding for about $0.9 billion. The net decrease in bonds is the result of repayments at maturity and repurchases of bonds, partially offset by new issuances.
In August 2018, S&P Global Ratings raised its long-term issuer credit ratings on CNH Industrial N.V. and its subsidiary, CNH Industrial Capital LLC, to 'BBB' from 'BBB-'. The outlook is stable. Additionally, S&P Global Ratings raised the issue-level ratings on CNH Industrial N.V. and its industrial subsidiaries' debt, as well as the issue-level ratings on CNH Industrial Capital LLC's senior unsecured debt, to 'BBB' from 'BBB-'.
In August 2018, CNH Industrial Capital LLC refinanced an April 2018 maturity by issuing $500 million of notes at an annual fixed rate of 4.200% due in January 2024 with an issue price of 99.701 percent of their principal amount.
In September 2018, CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 1.875% due in 2026 (the “1.875% CIFE Notes”) at an issue price of 98.944 percent of their principal amount. The 1.875% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.
In December 2018, Moody’s Investors Service (“Moody’s”) upgraded the senior unsecured ratings of CNH Industrial N.V. and its subsidiaries CNH Industrial Capital LLC and CNH Industrial Finance Europe S.A. from Ba1 to Baa3. The outlook is stable.
In December 2018, in order to manage its liabilities, CNH Industrial Finance Europe S.A. repurchased, through a public tender, an aggregate nominal amount of €268 million of the outstanding €700 million 2.875% Notes due September 27, 2021 issued under the EMTN.
In 2017, with the purpose of further diversifying Financial Services’ funding structure, a commercial paper program was established in the U.S. by CNH Industrial Capital LLC’s. This program had an outstanding amount of $388 million at December 31, 2018. Since 2015, CNH Industrial Financial Services S.A.in Europe has issued commercial paper under a program which had an outstanding amount of $101 million at December 31, 2018.

CNH Industrial Consolidated Financial Statements at December 31, 2018 189

The following table shows the summary of the Group’s issued bonds outstanding at December 31, 2018:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Euro Medium Term Notes
CNH Industrial Finance Europe S.A.(1)	EUR	547	2.75%	March 18, 2019	626
CNH Industrial Finance Europe S.A.(1)	EUR	432	2.875%	September 27, 2021	494
CNH Industrial Finance Europe S.A.(1)	EUR	75	1.625%	March 29, 2022	86
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.375%	May 23, 2022	573
CNH Industrial Finance Europe S.A.(1)	EUR	500	2.875%	May 17, 2023	573
CNH Industrial Finance Europe S.A.(1)	EUR	650	1.75%	September 12, 2025	744
CNH Industrial Finance Europe S.A.(1)	EUR	100	3.5%	November 12, 2025	114
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.875%	January 19, 2026	573
CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	57
Total Euro Medium Term Notes					3,840
Other Bonds
CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital LLC	USD	500	4.2%	January 15, 2024	500
CNH Industrial N.V.(2)	USD	600	4.5%	August 15, 2023	600
CNH Industrial N.V.(2)	USD	500	3.85%	November 15, 2027	500
Total Other bonds					4,100
Hedging effect and amortized cost valuation					27
Total Bonds					7,967

(1)	Bond listed on the Irish Stock Exchange.

(2)	Bond listed on the New York Stock Exchange.
The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Note Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.
The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.
The annual interest rates and the nominal currencies of debt at December 31, 2018 are as follows:

	Interest rate
($ million)	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	greater than 12.5%	Total at December 31, 2018
U.S. dollar	9,980	190	—	—	—	10,170
Euro	8,749	—	—	—	—	8,749
Brazilian real	48	1,845	154	12	—	2,059
Canadian dollar	1,835	—	—	—	—	1,835
Australian dollar	1,285	—	—	—	—	1,285
British pound	154	—	—	—	—	154
Chinese renminbi	88	18	—	—	—	106
Indian rupee	1	—	68	6	—	75
Polish zloty	56	—	—	—	—	56
Argentine peso	—	—	1	—	50	51
Other	3	—	—	—	—	3
Total Debt	22,199	2,053	223	18	50	24,543

CNH Industrial Consolidated Financial Statements at December 31, 2018 190

Debt with annual nominal interest rates in excess of 12.5% principally relates to the companies operating in Argentina.
For further information on the management of interest rate and currency risk reference should be made to the section “Risk Management” and to Note 32.
At December 31, 2018 the Group had outstanding financial lease agreements for certain property, plant and equipment whose net carrying amount totaling $4 million ($63 million at December 31, 2017) is included in Property, plant and equipment (Note 14). Payables for finance leases included in Other debt amount to $2 million at December 31, 2018 ($3 million at December 31, 2017) and is due within one year ($1 million due within one year and $2 million due between one and five years in 2017).
Debt secured with mortgages and other liens on assets of the Group amounts to $39 million at December 31, 2018 ($42 million at December 31, 2017), including $2 million ($3 million at December 31, 2017) due to creditors for assets acquired under finance leases. The total carrying amount of assets acting as security for loans amounts to $61 million at December 31, 2018 ($104 million at December 31, 2017). In addition, the Group’s assets include current receivables and cash with a pre-determined use to settle asset-backed financing of $11,269 million at December 31, 2018 ($12,028 million at December 31, 2017).

27.	Trade payables
An analysis by due date of trade payables is as follows:

	At December 31, 2018				At December 31, 2017
($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total

Trade payables	5,854	31	1	5,886	6,036	24	—	6,060

28.	Other current liabilities
An analysis of Other current liabilities is as follows:

($ million)	At December 31, 2018	At December 31, 2017
Advances on buy-back agreements	1,870	2,176
Contract liabilities	1,368	1,498
Indirect tax payables	596	673
Accrued expenses and deferred income	517	499
Payables to personnel	267	297
Social security payables	152	180
Other	480	418
Total Other current liabilities	5,250	5,741
An analysis of Other current liabilities (excluding Accrued expenses and deferred income) by due date is as follows:

	At December 31, 2018				At December 31, 2017
($ million)	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total

Other current liabilities (excluding Accrued expenses and deferred income)	2,702	1,924	107	4,733	2,748	2,382	112	5,242
Contract liabilities primarily relate to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment. Contract liabilities include $773 million at December 31, 2018 ($926 million at December 31, 2017) for future rents related to buy-back agreements. Changes in Contract liabilities for the year ended December 31, 2018 are as follows:

($ million)	At January 1, 2018	Additional amounts arising during the period	Amounts recognized within revenue	Translation differences and other changes	At December 31, 2018
Contract liabilities	1,498	639	(703)	(66)	1,368

CNH Industrial Consolidated Financial Statements at December 31, 2018 191

Advances on buy-back agreements includes the repurchase value of the vehicle relating to new vehicles sold with the buy-back commitment from Commercial Vehicles included in Property, plant and equipment, as described in section “Significant accounting policies”.

29.	Commitments and contingencies
As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results.
When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose. At December 31, 2018, contingent liabilities estimated by the Group amount to approximately $49 million (approximately $38 million at December 31, 2017), for which no provisions have been recognized since an outflow of resources is not considered probable at the present time.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Consolidated Financial Statements.
Other litigation and investigation
Follow-up on Damages Claims: Iveco, the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, CNH Industrial expects to face further claims based on the same legal grounds in various other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
Commitments
CNH Industrial has entered operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. Total future minimum lease payments under non-cancellable lease contracts are as follows:

	At December 31, 2018
($ million)	Due within one year	Due between one and five years	Due beyond five years	Total

Future minimum lease payments under operating lease contracts	155	280	135	570
In 2018, the Group recognized costs for lease payments of $169 million ($78 million in 2017).
At December 31, 2018, Financial Services has various agreements to extend credit for the following financing arrangements:

	At December 31, 2018
($ million)	Total Credit Limit	Utilized	Not utilized
Facility
Wholesale and dealer financing	6,704	3,899	2,805
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees mainly in the interest of a joint venture related to commercial commitments of defense vehicles totaling $471 million and $368 million as of December 31, 2018 and 2017, respectively.

CNH Industrial Consolidated Financial Statements at December 31, 2018 192

30.	Segment reporting
The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.
CNH Industrial has five operating segments:

•
Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the STEYR brand in Europe and the Miller brand, primarily in North America and Australia. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products have been sold under the Kongskilde, Överum, and JF brands.

▪
Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the CASE Construction and New Holland Construction Equipment brands.

▪
Commercial Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

▪
Powertrain designs, manufactures and distributes a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.

▪
Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.

The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment's business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
Historically and through 2017, the CODM assessed the performance of the operating segments on the basis of Operating Profit of Industrial Activities calculated using U.S. GAAP. In addition, for Financial Services, the CODM assessed the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviewed expenditures for long-lived assets, while other operating segment asset information was not readily available.
Concurrently with the change in accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Effective January 1, 2018, the CODM began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA calculated using U.S. GAAP. CNH Industrial believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. Adjusted EBIT under U.S. GAAP is defined as net income/(loss) before income taxes, interest expenses of Industrial Activities, net, restructuring charges, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA under U.S. GAAP is defined as Adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). With reference to Financial Services, the CODM continues to assess the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.
For completeness of information, we remind that, under U.S. GAAP, starting from January 1, 2018, CNH Industrial has adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC 606”) using the full retrospective approach, on the net equity at January 1, 2016 (date of first time retrospective adoption of the standard). Upon the adoption of ASC 606

CNH Industrial Consolidated Financial Statements at December 31, 2018 193

CNH Industrial determined that sales to dealers accompanied by “floor plan” agreements, under which CNH Industrial offers wholesale financing including “interest-free” financing for specified periods, include two separate performance obligations. In particular, concurrent with the sale of the equipment/vehicle, Industrial Activities companies offer to the dealer wholesale financing through loans extended by financial services companies (primarily through the Group’s captive Financial Services business). Industrial Activities compensates Financial Services for the cost of the “interest-free” period. This cost has been determined to represent a cash sale incentive on the initial sale of the good (first performance obligation), and therefore it should be recognized as a reduction of net sales of Industrial Activities, and not as interest compensation to Financial Services in the Industrial Activities statement of operations under U.S. GAAP, as presented historically. The second performance obligation consists of a credit facility extended by our Financial Services business to the dealer: the remuneration of this performance obligation is represented by the compensation received from Industrial Activities for the period of the “interest-free” financing, and by the interest charged to the dealer for the remaining period. This remuneration is recognized over the period of the outstanding exposure, consistent with the current accounting treatment. These changes did not result in any change in total revenues in the Consolidated Statement of Operations under U.S. GAAP or in total operating income, as the transactions between Industrial Activities and Financial Services are eliminated on consolidation. However, the new classification of the interest compensation to Financial Services modified the allocation of total revenues between the amounts classified as Net sales (which includes only Net sales of Industrial Activities) and the Finance and Interest Income (which mainly includes income of Financial Services). Furthermore, after the adoption of ASC 606, the different classification of interest compensation to Financial Services reduced the operating profit of Industrial Activities under U.S. GAAP, but did not modify the total consolidated operating profit under U.S. GAAP.
Furthermore, starting from January 1, 2018, under U.S. GAAP the Group has adopted ASU 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The amendments in this update require that an employer disaggregate the service cost component from the other components of net benefit cost. The amendments also provide explicit guidance on how to present the service cost component and the other components of net benefit cost in the income statement and allow only the service cost component of net benefit cost to be eligible for capitalization.
The impact of adoption of the new standards on segment information summarizing revenues under U.S. GAAP for the year ended December 31, 2017 was as follows:

	2017
($ million)	As previously reported	ASC 606 adoption impact	As recast
Agricultural Equipment	11,130	(447)	10,683
Construction Equipment	2,626	(96)	2,530
Commercial Vehicles	10,415	147	10,562
Powertrain	4,372	(3)	4,369
Eliminations and other	(2,375)	—	(2,375)
Net sales of Industrial Activities	26,168	(399)	25,769
Financial Services	1,625	403	2,028
Eliminations and other	(432)	336	(96)
Total Revenues under U.S. GAAP	27,361	340	27,701
The following summarizes Adjusted EBIT under U.S. GAAP by reportable segment:

($ million)	2018	2017
Agricultural Equipment	1,036	791
Construction Equipment	91	(16)
Commercial Vehicles	299	195
Powertrain	406	360
Unallocated items, eliminations and other	(247)	(187)
Total Industrial Activities	1,585	1,143
Financial Services	516	497
Eliminations and other	—	—
Total Adjusted EBIT under U.S. GAAP	2,101	1,640
The following summarizes Adjusted EBITDA under U.S. GAAP by reportable segment:

CNH Industrial Consolidated Financial Statements at December 31, 2018 194

($ million)	2018	2017
Agricultural Equipment	1,339	1,106
Construction Equipment	152	49
Commercial Vehicles	890	735
Powertrain	536	488
Unallocated items, eliminations and other	(246)	(187)
Total Industrial Activities	2,671	2,191
Financial Services	767	799
Eliminations and other	—	—
Total Adjusted EBITDA under U.S. GAAP	3,438	2,990
A reconciliation from consolidated Adjusted EBITDA under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the years ended December 31, 2018 and 2017 is provided below:

($ million)	2018	2017
Adjusted EBITDA under U.S. GAAP	3,438	2,990
Less:
Depreciation and amortization under U.S. GAAP	(703)	(725)
Depreciation of assets under operating lease and assets sold under buy-back commitments under US GAAP	(634)	(625)
Adjusted EBIT under U.S. GAAP	2,101	1,640
Adjustments/reclassifications to convert from Adjusted EBIT under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:
Financial income/(expenses) under EU-IFRS	(578)	(626)
Development costs	(30)	(92)
Restructuring costs under EU-IFRS	(63)	(91)
Pre-tax gain related to the modification of a healthcare plan in the U.S.(*)	527	—
Other adjustments	(43)	(91)
Total adjustments/reclassifications	(187)	(900)
Profit/(loss) before taxes under EU-IFRS	1,914	740

(*)	This item included the pre-tax Benefits Modification gain of $527 million.
ASC 606 adoption did not have effect on Net income of Financial Services under U.S. GAAP. Net income of Financial Services prepared under U.S. GAAP for years ended December 31, 2018 and 2017 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

($ million)	2018	2017
Net income of Financial Services under U.S. GAAP (A)	385	452
Net Income (loss) of Industrial Activities under U.S. GAAP (B)	1,099	290
Eliminations and other (C)	(385)	(452)
CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (D) = (A) + (B) + (C)	1,099	290
Adjustments to conform with EU-IFRS (E)(*)	300	166
Income tax (expense) under EU-IFRS (F)	(515)	(284)
Profit/(loss) before taxes under EU-IFRS (G) = (D) + (E) - (F)	1,914	740
(*)    Details about this item are provided in Note 37 “EU-IFRS to U.S. GAAP reconciliation”.

CNH Industrial Consolidated Financial Statements at December 31, 2018 195

Additional reportable segment information under U.S. GAAP
Net Revenues under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2018 and 2017, are provided below:

($ million)	2018	2017
Agricultural Equipment	11,682	10,683
Construction Equipment	3,021	2,530
Commercial Vehicles	10,939	10,562
Powertrain	4,565	4,369
Eliminations and other	(2,376)	(2,375)
Net sales of Industrial Activities	27,831	25,769
Financial Services	1,989	2,028
Eliminations and other	(114)	(96)
Total Revenues under U.S. GAAP	29,706	27,701
Difference(*)	30	(77)
Total Net Revenues under EU-IFRS	29,736	27,624
(*) Different classification of interest income of Industrial Activities
Depreciation and amortization under U.S. GAAP by reportable segment, together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2018 and 2017 are provided below:

($ million)	2018	2017
Agricultural Equipment	301	315
Construction Equipment	61	65
Commercial Vehicles	206	212
Powertrain	130	128
Eliminations and other	1
Total Industrial Activities	699	720
Financial Services	4	5
Total Depreciation and Amortization(*) under U.S. GAAP	703	725
Difference(**)	500	489
Total Depreciation and Amortization(*) under EU-IFRS	1,203	1,214
(*) Excluding depreciation of assets on operating lease and assets sold with buy-back commitment.
(**) Primarily amortization of development costs capitalized under EU-IFRS
Expenditures for long-lived assets under U.S. GAAP by operating segment together with a reconciliation to the corresponding EU-IFRS consolidated item for the years ended December 31, 2018 and 2017 are provided below:

($ million)	2018	2017
Agricultural Equipment	224	208
Construction Equipment	40	36
Commercial Vehicles	195	152
Powertrain	91	90
Other	—	2
Total Industrial Activities	550	488
Financial Services	8	4
Total Expenditures for long-lived assets(*) under U.S. GAAP	558	492
Difference, principally expenditure for development costs capitalized under EU-IFRS	475	404
Total Expenditures for long-lived assets(*) under EU-IFRS	1,033	896
(*)    Excluding assets sold with buy-back commitments and equipment on operating lease.

31.	Information by geographical area
CNH Industrial N.V. has its principal office in London, England, United Kingdom. Revenues earned in the U.K. from external customers were $1,008 million and $882 million in 2018 and in 2017, respectively. Revenues earned in the rest of the world from external customers were $28,728 million and $26,742 million in 2018 and in 2017, respectively. The following highlights revenues earned from external customers in the rest of the world by destination:

CNH Industrial Consolidated Financial Statements at December 31, 2018 196

($ million)	2017	2018
United States	5,719	4,913
Italy	3,383	3,053
France	2,994	2,674
Germany	2,062	1,850
Brazil	2,097	1,754
Canada	1,124	1,270
Australia	929	1,063
Spain	1,084	1,019
Argentina	620	979
Poland	658	515
Other	8,058	7,652
Total revenues from external customers in the rest of the world	28,728	26,742
Total non-current Assets located in U.K., excluding financial assets, deferred tax assets, defined benefit assets and rights arising under insurance contracts, were $245 million and $318 million at December 31, 2018 and 2017, respectively, and the total of such assets located in the rest of the world totaled $13,547 million and $14,597 million at December 31, 2018 and 2017, respectively. The following highlights non-current assets by geographical area in the rest of the world:

($ million)	At December 31, 2018	At December 31, 2017
United States	5,197	5,303
Italy	2,713	2,847
France	1,203	1,303
Spain	778	910
Germany	694	826
Canada	526	559
Brazil	396	502
China	424	493
Other	1,616	1,854
Total non current assets in the rest of the world	13,547	14,597
In 2018 and 2017, no single external customer of CNH Industrial accounted for 10 per cent or more of consolidated revenues.

32.	Information on financial risks
We are exposed to the following financial risks connected with our operations:

▪	credit risk related to our financing activities;

▪	liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;

▪	market risk (primarily exchange rates and interest rates).
We attempt to actively manage these risks.
The quantitative data reported in the following paragraphs does not have any predictive value. In particular, the sensitivity analysis on market risks does not reflect the complexity of the market or the reaction, which may result from any changes that are assumed to take place.
Credit risk
Our credit concentration risk differs in relation to the activities carried out by the segments and sales markets in which we operate; in all cases, however, the risk is mitigated by the large number of counterparties and customers. Considered from a global point of view, however, there is a concentration of credit risk in trade receivables and receivables from financing activities, in particular dealer financing and finance leases in the European Union market and in North America, as well as in Latin America for Agricultural and Construction Equipment and Commercial Vehicles.
Impairment allowances for trade receivables and contract assets represent CNH Industrial’s estimates of expected credit losses, which are the present value of the cash shortfalls over the expected life of the financial asset. CNH Industrial measures the loss allowance for its trade receivables at an amount equal to the lifetime expected credit losses.

CNH Industrial Consolidated Financial Statements at December 31, 2018 197

Financial assets are recognized in the statement of financial position net of write-downs for the risk that counterparties may be unable to fulfill their contractual obligations, determined on the basis of the available information as to the creditworthiness of the customer and historical data.
The maximum credit risk to which we were theoretically exposed at December 31, 2018 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on debt or commitments of third parties as discussed in Note 29.
Dealers and final customers are subject to specific assessments of their creditworthiness under a detailed scoring system. In addition to carrying out this evaluation process, we may also obtain financial and non-financial guarantees for risks arising from credit granted for the sale of commercial vehicles, agricultural equipment and construction equipment. These guarantees are further secured, where possible, by retention of title clauses or specific guarantees on financed vehicle sales to the distribution network and on vehicles under finance leasing agreements.
A financial asset has experienced a significant increase in credit risk when the customer shows signs of operational or financial weakness including past dues, which requires significant collection effort and monitoring and generally occurs when the customer becomes past due greater than 30 days. The assessment considers available information regarding the financial stability of the customer and other market/industry data. An account is typically considered in default when they are 90 days past due.
CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses
Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses
Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses
Charge‑offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.
CNH Industrial’s allowance for credit losses is segregated into three portfolio segments: retail, wholesale and other. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: North America, EMEA, LATAM and APAC regions. Typically, CNH Industrial’s receivables within a geographic area have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.
The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers, and adjusts for forward looking macroeconomic data.
In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.
The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

CNH Industrial Consolidated Financial Statements at December 31, 2018 198

Liquidity risk
We are exposed to funding risk if there is difficulty in obtaining finance for operations at any given point in time.
The cash flows, funding requirements and liquidity of our subsidiaries are monitored on a centralized basis. The aim of this centralized system is to optimize the efficiency and effectiveness of the management of our capital resources.
Additionally, as part of our activities, we regularly carry out funding operations on the various financial markets which may take on different technical forms and which are aimed at ensuring that it has an adequate level of current and future liquidity.
Measures taken to generate financial resources through operations and to maintain an adequate level of available liquidity are an important factor in ensuring normal operating conditions and addressing strategic challenges. We therefore plan to meet our requirements to settle liabilities as they fall due and to cover expected capital expenditures by using cash flows from operations and available liquidity, renewing or refinancing bank loans and making recourse to the bond market and other forms of funding.
The two main factors that determine our liquidity situation are the funds generated by or used in operating and investing activities and the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.
CNH Industrial has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce the liquidity risk, as follows:

▪	centralizing the management of receipts and payments, where it may be economical in the context of the local statutory, currency and fiscal regulations of the countries in which we are present;

▪	maintaining an adequate level of available liquidity;

▪	diversifying the means by which funds are obtained and maintaining a continuous and active presence on the capital markets;

▪	obtaining adequate credit lines; and

▪	monitoring future liquidity on the basis of business planning.
Details as to the repayment structure of the CNH Industrial’s financial assets and liabilities are provided in Note 18 “Current Receivables and Other current assets” and in Note 26 “Debt”. Details of the repayment structure of derivative financial instruments are provided in Note 20 “Other financial assets and Other financial liabilities”.
Management believes that the funds currently available, together with the funds that will be generated from operating and financing activities, will enable CNH Industrial to satisfy its requirements resulting from its investing activities and its working capital needs and to fulfill its obligations to repay its debts at their natural due date.
Market risk
We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates.
The exposure to foreign currency risk arises both in connection with the geographical distribution of our industrial activities compared to the markets in which we sell our products, and in relation to the use of external borrowing denominated in foreign currencies.
The exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.
We regularly assess our exposure to foreign currency and interest rate risk and manage those risks through the use of derivative financial instruments in accordance with its established risk management policies.
Our policy permits derivatives to be used only for managing the exposure to fluctuations in exchange and interest rates connected with future cash flows and assets and liabilities, and not for speculative purposes.
We utilize derivative financial instruments designated as fair value hedges, mainly to hedge:

▪	the currency risk on financial instruments denominated in foreign currency;

▪	the interest rate risk on fixed rate loans and borrowings.
The instruments used for these hedges are mainly currency swaps, forward contracts, interest rate swaps and combined interest rate and currency financial instruments.
We use derivative financial instruments as cash flow hedges for the purpose of pre-determining:

▪	the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for;

CNH Industrial Consolidated Financial Statements at December 31, 2018 199

▪
the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a pre-defined mix of floating versus fixed rate funding structured loans.

The exchange rate exposure on forecasted commercial flows is hedged by currency swaps, forward contracts and currency options. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements.
Counterparties to these agreements are major and diverse financial institutions.
Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 20 “Other financial assets and Other financial liabilities”.
Currency risk
We are exposed to risk resulting from changes in exchange rates, which can affect our earnings and equity.
Where one of our subsidiaries incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the profit/(loss) of that company. In 2018, the total net trade flows exposed to currency risk amounted to the equivalent of 16% of our revenue (17% in 2017). The principal exchange rates to which we are exposed are the following:

▪	USD/EUR, in relation to the production/purchases of Agricultural Equipment and Construction Equipment in the euro area and to sales in dollars made by Commercial Vehicles;

▪	USD/BRL and EUR/BRL, in relation to production in Brazil and the respective import/export flows;

▪	USD/AUD, mainly in relation to sales made by Agricultural Equipment and Construction Equipment in Australia;

▪	EUR/GBP, predominately in relation to sales on the U.K. market.
Trade flows exposed to changes in these exchange rates in 2018 made up approximately 64% of the exposure to currency risk from trade transactions.
It is our policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the forecasted trading transaction exchange risk exposure for the coming 12 months with additional flexibility to reach 0% or 100% (including risk beyond that date where it is believed to be appropriate) and to hedge completely the exposure resulting from firm commitments.
Certain subsidiaries may hold trade receivables or payables denominated in a currency different from the subsidiary’s functional currency. In addition, in a limited number of cases, subsidiaries may obtain financing or use funds in a currency different from their functional currency. Changes in exchange rates may result in exchange gains or losses arising from these situations. It is our policy to hedge fully, whenever possible, the exposure resulting from receivables, payables, and securities denominated in foreign currencies different from the subsidiary’s functional currency.
Certain of our subsidiaries’ functional currency is different than the U.S. dollar, which is the Group presentation currency. The income statements of those subsidiaries are converted into U.S. dollars using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the results reported in U.S. dollars.
The assets and liabilities of consolidated companies whose functional currency is different from the U.S. dollar may acquire converted values in U.S. dollars which differ as a function of the fluctuation in exchange rates. The effects of these changes are recognized directly in the Cumulative Translation Adjustments reserve, included in Other comprehensive income (see Note 23).
We monitor our principal exposure to translation exchange risk, although there was no specific hedging in place at December 31, 2018.
There were no substantial changes in 2018 in the nature or structure of exposure to currency risk or in our hedging policies.
Sensitivity analysis
The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2018 resulting from a hypothetical change of 10% in the exchange rates amounts to approximately $374 million ($466 million at December 31, 2017). The valuation model for currency options assumes that market volatility at year-end remains unchanged.
Receivables, payables, and future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
Interest rate risk
Our Industrial Activities make use of external funds obtained in the form of financing and invest in monetary and financial market instruments. In addition, we sell receivables. Changes in market interest rates can affect the cost of financing,

CNH Industrial Consolidated Financial Statements at December 31, 2018 200

including the sale of receivables, or the return on investments of funds, causing an impact on the level of net financial expenses incurred by us.
In addition, Financial Services provides loans (mainly to customers and dealers), financing themselves primarily using various forms of external borrowings or asset-backed financing (e.g., securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing/funding obtained, changes in the current level of interest rates can affect our profit/(loss).
In order to mitigate these risks, we use interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements.
Sensitivity analysis
In assessing the potential impact of changes in interest rates, we separate fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).
The fixed rate financial instruments used by us consist of retail receivables, debt, ABS securities, and other instruments.
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2018, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately $32 million (approximately $36 million at December 31, 2017).
Floating rate financial instruments consist principally of cash and cash equivalents, wholesale receivables, debt, and ABS securities. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical change of 10% in short-term interest rates at December 31, 2018, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately $2 million (approximately $7 million at December 31, 2017).
This analysis is based on the assumption that there is a hypothetical change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.
Other risks on derivative financial instruments
We have entered derivative contracts linked to commodity prices to hedge specific exposures on supply contracts.
Sensitivity analysis
In the event of a hypothetical change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2018 linked to commodity prices would not have been significant (not significant at December 31, 2017).

33.	Fair value measurement
Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

CNH Industrial Consolidated Financial Statements at December 31, 2018 201

Assets and liabilities measured at fair value on a recurring basis
The following table presents for each of the fair value hierarchy levels the assets and liabilities that are measured at fair value, on a recurring basis at December 31, 2018 and 2017:

		At December 31, 2018
($ million)	Note	Level 1	Level 2	Level 3	Total
Other non-current securities	(15)	1	—	—	1
Other financial assets	(20)	—	98	—	98
Money market securities	(21)	428	—	—	428
Total Assets		429	98	—	527
Other financial liabilities	(20)	—	(108)	—	(108)
Total Liabilities		—	(108)	—	(108)

		At December 31, 2017
($ million)	Note	Level 1	Level 2	Level 3	Total
Other non-current securities	(15)	1	—	—	1
Other financial assets	(20)	—	77	—	77
Total Assets		1	77	—	78
Other financial liabilities	(20)	—	(98)	—	(98)
Total Liabilities		—	(98)	—	(98)
In 2018 and 2017 there were no transfers between levels in the fair value hierarchy.
Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 20 “Other financial assets and Other financial liabilities”.
Assets and liabilities not measured at fair value
The estimated fair values for financial assets and liabilities that are not measured at fair value in the statement of financial position at December 31, 2018 and 2017 are as follows:

		At December 31, 2018
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(18)	—	—	8,928	8,928	9,084
Dealer financing	(18)	—	—	9,749	9,749	9,751
Finance leases	(18)	—	—	272	272	272
Other receivables from financing activities	(18)	—	—	68	68	68
Total Receivables from financing activities		—	—	19,017	19,017	19,175
Asset-backed financing	(26)	—	11,150	—	11,150	11,269
Bonds	(26)	5,023	3,040	—	8,063	7,967
Borrowings from banks	(26)	—	4,088	—	4,088	4,135
Payables represented by securities	(26)	—	968	—	968	960
Other debt	(26)	—	212	—	212	212
Total Debt		5,023	19,458	—	24,481	24,543

CNH Industrial Consolidated Financial Statements at December 31, 2018 202

		At December 31, 2017
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(18)	—	—	9,577	9,577	9,388
Dealer financing	(18)	—	—	9,998	9,998	10,001
Finance leases	(18)	—	—	335	335	337
Other receivables from financing activities	(18)	—	—	69	69	69
Total Receivables from financing activities		—	—	19,979	19,979	19,795
Asset-backed financing	(26)	—	11,819	—	11,819	12,028
Bonds	(26)	6,239	3,215	—	9,454	9,026
Borrowings from banks	(26)	—	4,103	—	4,103	4,200
Payables represented by securities	(26)	—	558	—	558	557
Other debt	(26)	—	203	—	203	203
Total Debt		6,239	19,898	—	26,137	26,014

Receivables from financing activities
The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.
Debt
All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. Their fair value has been estimated making reference to quoted prices in active markets.
The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.
Other financial assets and liabilities
The carrying amount of Cash at banks, Restricted cash, Other cash equivalents, Trade receivables, Other current assets, Trade payables and Other current liabilities included in the statement of financial position approximates their fair value, due to the short maturity of these items.

34.	Related party transactions
In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR N.V. (the holding company of the EXOR Group following the completion of the cross-border merger of EXOR S.p.A. with and into EXOR N.V. occurred on December 11, 2016) and the companies that EXOR N.V. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”), and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.
As of December 31, 2018, on the basis of the information published on the website of the Netherlands Authority for the Financial Markets and in reference to the up-to-date information on the files of CNH Industrial, EXOR N.V. held 42.1% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of December 31, 2018.
In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.
The Company’s Audit Committee reviews and evaluates all significant related party transactions.

CNH Industrial Consolidated Financial Statements at December 31, 2018 203

Transactions with EXOR N.V. and its subsidiaries and affiliates
EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the years ended December 31, 2018 and 2017.
In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial (now known as CNH Industrial) entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services (such as purchasing, tax, accounting and other back office services, security and training) to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-In Letters.
Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.
These transactions with FCA are reflected in the Consolidated Financial Statements as follows:

($ million)	2018	2017
Net revenues	748	699
Cost of sales	433	444
Selling, general and administrative costs	151	155

($ million)	At December 31, 2018	At December 31, 2017
Trade receivables	10	17
Trade payables	118	96
Transactions with joint ventures
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in the Consolidated Financial Statements at December 31, 2018 as follows:

($ million)	2018	2017
Net revenues	900	853
Cost of sales	494	437

($ million)	At December 31, 2018	At December 31, 2017
Trade receivables	83	79
Trade payables	68	74
At December 31, 2018 and 2017, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $160 million and $255 million, respectively, mainly related to IVECO - OTO MELARA Società Consortile a responsabilità limitata.
Transactions with associates
CNH Industrial sells trucks and commercial vehicles and provides services to associates. In 2018, revenues from associates totaled $168 million ($175 million in 2017). In 2018, cost of sales from associates totaled $28 million ($9 million in 2017). At December 31, 2018 receivables from associates amounted to $17 million ($23 million at December 31, 2017). Trade payables to associates amounted to $34 million at December 31, 2018 ($22 million at December 31, 2017). At December 31, 2018, CNH Industrial had pledged guarantees on commitments of its associates for an amount of $261 million related to CNH Industrial Capital Europe S.a.S.

CNH Industrial Consolidated Financial Statements at December 31, 2018 204

Transactions with unconsolidated subsidiaries
In the years ended December 31, 2018 and 2017, there were no material transactions with unconsolidated subsidiaries.
Compensation to Directors and Key Management
The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated legal entities, and the notional compensation cost arising from stock grants awarded to certain Executive Directors and Officers, resulted in a net income of $4 million in 2018, inclusive of a $12 million income related to the reversal for forfeitures of certain previously granted stock grant awards. In 2017, these same fees amounted to an expense of $14 million.
The aggregate expense incurred in 2018 and in 2017 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $39 million and $20 million, respectively. These amounts included the notional compensation cost for share-based payments.

35.	Acquisitions and Disposals of subsidiaries and other investments
Acquisitions
The Group made no significant acquisitions of subsidiaries and other investments in 2018 and 2017.
Disposals
The Group made no significant disposals of subsidiaries and other investments in 2018 and 2017.

36.	Explanatory notes to the statement of cash flows
The statement of cash flows sets out changes in cash and cash equivalents during the year. As required by IAS 7 - Cash Flow Statements, cash flows are separated into operating, investing and financing activities. The effects of changes in exchange rates on cash and cash equivalents are shown separately under the line item Translation exchange differences.
The Group presents supplemental discussion and disclosure regarding the statement of cash flows for the purpose of additional analysis. Certain items discussed below, are reflected within the consolidated statement of cash flows either on an aggregate or net basis, and accordingly have been discussed further as set forth below.
The Cash flows for income tax payments net of refunds in 2018 amount to $355 million ($224 million in 2017).
Total interest of $807 million was paid and interest of $561 million was received in 2018 (interest of $896 million was paid in 2017, and interest of $754 million was received in 2017).
Operating activities
Cash flows from/(used in) operating activities derive mainly from the Group’s main revenue producing activities.
Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.
Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
The adjustment to exclude Other non-cash items of $15 million in 2018 ($89 million in 2017) includes an amount of $-21 million ($21 million in 2017) related to result from investments net of impairment losses on assets recognized during the year.
In 2018, change in provisions also includes the non-cash impact of $527 million for the decrease of Provisions for employee benefits related to the modification of a healthcare plan in the U.S., as described in Note 24.
Changes in working capital for 2018 and 2017 are summarized as follows:

($ million)	2018	2017
Change in trade receivables	29	173
Change in inventories	(785)	(206)
Change in trade payables	352	344
Change in other receivables/payables	(28)	(17)
Change in working capital	(432)	294

CNH Industrial Consolidated Financial Statements at December 31, 2018 205

Investing activities
Cash flows from/(used in) investing activities represent the extent to which expenditures have been made for resources intended to generate future income and cash flows. Only expenditures resulting in an asset recognized in the balance sheet are classified as investing activities in the statement of cash flows. In particular, Cash flows from/(used in) investing activities include net change in receivables from financing activities that may be analyzed as follows:

($ million)	2018	2017
Change in dealer financing	(231)	(820)
Change in retail financing	(348)	232
Change in finance leases	51	50
Change in other receivables from financing activities	(14)	92
Net change in receivables from financing activities	(542)	(446)
Liquidity absorbed by the increase in receivables from financing activities in 2018 was primarily a result of increased financing activity in EMEA, LATAM and APAC.
Consideration for the acquisition and disposal of subsidiaries and of other investments is discussed in Note 35.
Financing activities
The net change in other financial payables and other financial assets/liabilities mainly reflects changes in borrowings from banks and in asset-backed financing, together with changes in other financial assets and other financial liabilities (consisting of derivative financial instruments measured at fair value at the balance sheet date, as discussed in Note 20 above).
Changes in 2018 and 2017 are summarized as follows:

($ million)	2018	2017
Change in asset-backed financing	(345)	(357)
Change in borrowings from banks and other financial payables	415	15
Net change in other financial payables	70	(342)

Net change in other financial assets and other financial liabilities	(10)	(56)
Net change in other financial payables and other financial assets/liabilities	60	(398)

Reconciliation of changes in liabilities arising from financing activities may be analyzed as follows:

($ million)	2018	2017
Total Debt at beginning of year	26,014	25,434
Other financial (assets)/liabilities(1) at beginning of year	21	154
Total liabilities from financing activities at beginning of year	26,035	25,588
Cash flows	(297)	(883)
Foreign exchange effects	(1,204)	1,386
Fair value changes	5	(53)
Other changes	14	(3)
Total liabilities from financing activities at end of year	24,553	26,035
Of which:
Total Debt at end of year	24,543	26,014
Other financial (assets)/liabilities(1) at end of year	10	21

(1)	Includes the fair value of derivatives financial instruments

37.	EU-IFRS to U.S. GAAP reconciliation
These Consolidated Financial Statements have been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).
CNH Industrial reports quarterly and annual consolidated financial results in accordance with U.S. GAAP for SEC reporting purposes, and in accordance with EU-IFRS for European listing purposes and for Dutch law requirements.

CNH Industrial Consolidated Financial Statements at December 31, 2018 206

EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the two sets of financial statements of the Group, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:
Reconciliation of Profit

($ million)	Note	2018	2017(*)
Profit/(loss) in accordance with EU-IFRS		1,399	456
Adjustments to conform with U.S. GAAP:
Development costs	(a)	30	92
Other adjustments(1)	(b)	(428)	(86)
Tax impact on adjustments(1)	(c)	87	(99)
Deferred tax assets and tax contingencies recognition	(d)	11	(73)
Total adjustments		(300)	(166)
Net income (loss) in accordance with U.S. GAAP		1,099	290

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (IFRS 15 under IFRS and ASC 606 under U.S. GAAP).

(1)	In the year ended December 31, 2018, this item includes the different accounting impact from the modification of certain healthcare benefits in the U.S.
Reconciliation of Total Equity

($ million)	Note	At December 31, 2018	At December 31, 2017(*)
Total Equity in accordance with EU-IFRS		7,472	6,684
Adjustments to conform with U.S. GAAP:
Development costs	(a)	(2,344)	(2,477)
Other adjustments	(b)	65	112
Tax impact on adjustments	(c)	529	645
Deferred tax assets and tax contingencies recognition	(d)	(654)	(732)
Total adjustments		(2,404)	(2,452)
Total Equity in accordance with U.S. GAAP		5,068	4,232

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (IFRS 15 under IFRS and ASC 606 under U.S. GAAP).

Description of reconciling items
Reconciling items presented in the tables above are described as follows:

(a)	Development costs
Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP.

(b)	Other adjustments
It mainly includes the following items:

•
Goodwill and other intangible assets: Goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.

•
Defined benefit plans: The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive

CNH Industrial Consolidated Financial Statements at December 31, 2018 207

income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

•
Restructuring provisions: The main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

(c)	Tax impact on adjustments
This item includes the tax effects of adjustments included in (a) and (b) and mainly refers to development costs.

(d)	Deferred tax assets and tax contingencies recognition
The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies”. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pretax book losses higher than those recorded for EU-IFRS purposes.

38. Subsequent events
CNH Industrial has evaluated subsequent events through March 1, 2019, which is the date the financial statements were authorized for issuance, and identified the following:

▪
On January 14, 2019, CNH Industrial announced its new organizational structure to accelerate global growth and profitability, focusing on its five global operating segments (Agriculture, Commercial & Specialty Vehicles, Construction, Powertrain, and Financial Services) supported by Global Functions addressing key synergy and development areas. On the same date, changes to the Global Executive Committee (formerly named Group Executive Council, "GEC") were announced.

CNH Industrial Consolidated Financial Statements at December 31, 2018 208

March 1, 2019

The Board of Directors

Suzanne Heywood
Hubertus Mühlhäuser
Mina Gerowin
Léo W. Houle
Peter Kalantzis
John Lanaway
Silke C. Scheiber
Guido Tabellini
Jacqueline A. Tammenoms Bakker
Jacques Theurillat

CNH Industrial Consolidated Financial Statements at December 31, 2018 209

COMPANY
FINANCIAL STATEMENTS
At December 31, 2018

Company Financial Statements at December 31, 2018 210

INCOME STATEMENT
for the years ended December 31, 2018 and 2017

(€ thousand)	Note	2018	2017(*)
Net revenues	(1)	1,369,873	1,264,916
Cost of sales		1,225,011	1,128,861
GROSS PROFIT		144,862	136,055
Selling, general and administrative costs	(2)	124,867	131,444
Research and development costs	(3)	46,868	33,541
NET MARGIN		(26,873)	(28,930)
Restructuring expenses	(4)	354	1,423
Other income/(expenses)	(5)	(4,690)	26,530
Financial income/(expenses)	(6)	(83,409)	(144,962)
PROFIT/(LOSS) BEFORE TAXES		(115,326)	(148,785)
Income tax (expense)	(7)	4,063	(35,904)
Result from Investments in Group companies and other equity interests	(8)	1,269,648	573,294
NET PROFIT/(LOSS)		1,158,385	388,605

(*)
2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018”.

Company Financial Statements at December 31, 2018 211

STATEMENT OF FINANCIAL POSITION

(€ thousand)	Note	At December 31, 2018	At December 31, 2017(*)	At January 1, 2017(*)
ASSETS
Intangible assets	(10)	88,639	84,110	74,692
Property, plant and equipment	(11)	81,136	84,630	73,253
Financial fixed assets	(12)	13,374,798	12,452,391	11,934,356
Investments in Group companies and other equity interests		11,996,774	11,102,810	11,193,856
Other financial assets		1,374,898	1,344,820	659,921
Deferred tax assets	(7)	3,126	4,761	80,579
Total Fixed assets		13,544,573	12,621,131	12,082,301
Inventories	(13)	170,912	124,296	82,964
Trade receivables	(14)	165,871	133,567	144,005
Current financial receivables	(15)	149,550	192,899	157,827
Other current assets	(16)	201,647	226,282	119,247
Cash and cash equivalents	(17)	2,335	4,091	1,015
Total Current assets		690,315	681,135	505,058
TOTAL ASSETS		14,234,888	13,302,266	12,587,359
EQUITY, PROVISIONS AND LIABILITIES
Equity	(18)
Share capital		17,609	17,609	18,374
Treasury shares		(108,536)	(8,701)	(7,657)
Capital reserve		2,433,282	2,436,679	2,421,787
Legal reserve		2,095,663	2,031,348	3,069,287
Retained profit/(loss)		904,034	696,872	999,033
Profit/(loss) for the year		1,158,385	388,605	(336,966)
Total Equity		6,500,437	5,562,412	6,163,858
Provision for employee benefits	(19)	255,081	290,082	318,613
Other provisions	(20)	94,334	85,432	94,834
Deferred tax liabilities	(7)	—	—	11,167
Total Provisions		349,415	375,514	424,614
Non-current debt	(21)	1,008,819	1,019,091	898,856
Total Non-current liabilities		1,008,819	1,019,091	898,856
Trade payables	(22)	257,187	250,929	184,558
Current financial liabilities	(23)	5,927,041	5,927,680	4,807,775
Other debt	(24)	191,989	166,640	107,698
Total Current liabilities		6,376,217	6,345,249	5,100,031
TOTAL EQUITY, PROVISIONS AND LIABILITIES		14,234,888	13,302,266	12,587,359

(*)
2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018”.

Company Financial Statements at December 31, 2018 212

NOTES TO THE
COMPANY FINANCIAL STATEMENTS
PRINCIPAL ACTIVITIES
CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the business combination transaction (the “Merger”), completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated in, and under the laws of, the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and the place of effective management of the Company is in the United Kingdom. The Company’s principal office and business address is at 25 St. James’s Street, London, SW1A 1HA, United Kingdom. The Company is registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 56532474 and at the Companies House in the United Kingdom under file number FC031116 BR016181. The Netherlands is the Company’s home member state for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended). CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment and construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications (see Note 30 “Segment reporting” of the Consolidated Financial Statements included in this Annual Report). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.
As parent company, CNH Industrial N.V. has also prepared consolidated financial statements for CNH Industrial Group for the year ended December 31, 2018.
History of CNH Industrial
During 2013, the process of combining the activities of CNH and Fiat Industrial was completed with the following steps:

▪	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial (the “FNH Merger”) which occurred on August 1, 2013;

▪	the cross-border reverse merger of Fiat Industrial with and into FI CBM Holdings N.V. (CNH Industrial after the Merger) (the “FI Merger”); and

▪	the Dutch merger of CNH Global with and into FI CBM Holdings N.V. (the “CNH Merger”).
A primary objective of the Merger was to simplify the capital structure of Fiat Industrial (CNH Industrial subsequent to the Merger) by creating a single class of liquid stock listed on the NYSE and on the MTA.
All the companies (i.e., Fiat Industrial, FI CBM Holdings N.V., FNH and CNH Global N.V.) involved in the Merger were part of Fiat Industrial; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial; (ii) FI CBM Holdings N.V. was a wholly-owned direct subsidiary of Fiat Industrial; and (iii) CNH Global was an indirect subsidiary of Fiat Industrial (controlled through FNH which owned approximately 87% of CNH Global’s capital stock).
The deeds of merger for the merger of Fiat Industrial and CNH Global with and into CNH Industrial N.V. were executed, respectively, on September 27 and 28, 2013. The effective date of the Merger was September 29, 2013.
During 2014, the Company acquired the activities of the plant located in Basildon, United Kingdom. These activities, which were previously held by a subsidiary, were transferred to the Company. The principal activity of the plant is the manufacture and sale of tractors and the sale of agricultural and construction equipment and machinery in the local market acting as distributor of product manufactured in other Group companies. With effect May 1, 2014 and as a consequence of the transfer, CNH Industrial N.V. shows in the Company financial statements the figures related to the operations of the Basildon plant.
Basis of preparation
The 2018 Company financial statements of the parent company, CNH Industrial N.V., together with the notes thereto were authorized for issuance by the Board of Directors on March 1, 2019, and have been prepared in accordance with the legal requirements of Part 9, Book 2 of the Dutch Civil Code.

Company Financial Statements at December 31, 2018 213

Section 362 (8), Book 2, Dutch Civil Code, allows companies that apply IFRS as adopted by the European Union in their consolidated financial statements to use the same measurement principles in their company financial statements. The accounting policies are described in a specific section, “Significant accounting policies”, of the Consolidated Financial Statements included in this Annual Report. In these Company financial statements, investments in subsidiaries are accounted for using the equity method. The Company financial statements are prepared on a going concern basis in accordance with paragraph 25 of IAS 1.
CNH Industrial N.V. financial statements are presented in euros, the Company’s functional currency. The euro functional currency of the Company financial statements differs from the U.S. dollar presentation currency of the Consolidated Financial Statements, which was elected to be used in order to improve comparability with main competitors, mainly in agricultural equipment and construction equipment businesses, and to provide more meaningful information to U.S. investors.
Format of the financial statements
As a consequence of the acquisition in 2014 of the manufacturing activity carried out in Basildon, CNH Industrial N.V. presents an income statement using a classification based on the function of the expenses (also referred to as the “cost of sales” method) rather than one based on their nature, as this is believed to provide information that is more relevant.
Concurrently with the change in accounting standards, as described in the following paragraph “New standards and amendments effective from January 1, 2018”, CNH Industrial reviewed the metrics on which the operating segments will be assessed, to reflect practices seen across the different markets in which CNH Industrial competes. Effective January 1, 2018, the Chief Operating Decision Maker (“CODM”) began to assess segment performance and make decisions about resource allocation based upon adjusted EBIT and adjusted EBITDA calculated using accounting standards generally accepted in the United States (“U.S. GAAP”) (refer to Note 30 “Segment reporting" of the Consolidated Financial Statement for additional information). As a consequence, starting from 2018, CNH Industrial no longer reports trading profit and operating profit on the face of its consolidated income statement prepared in accordance with EU-IFRS. Consistently with the approach adopted in the consolidated income statement, starting from these Company Financial Statement, CNH Industrial no longer reports operating profit on the face of the income statement. However, in order to comply with Dutch accounting requirements, CNH Industrial has introduced an intermediate “net margin” in the Company’s income statement.
New standards and amendments effective from January 1, 2018

▪	IFRS 15 - Revenue from Contracts with Customers
On May 28, 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers. The new standard requires an entity to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration that the entity expects to receive. This new revenue recognition model defines a five-step process to achieve this objective. The new standard also requires additional disclosures to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts with customers. The new standard supersedes IAS 11 - Construction Contracts, IAS 18 - Revenue and IFRICs 13, 15 and 18, as well as SIC-31, and is effective for annual periods beginning on or after January 1, 2018. Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented, and the cumulative effect of applying the standard would be recognized at the earliest period shown or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the consolidated statement of changes in equity.
CNH Industrial has adopted the new standard and all the related amendments effective January 1, 2018 using the full retrospective approach, recasting the balances of the statement of financial position at January 1, 2017 (date of first time retrospective adoption of the new standard) and December 31, 2017, and the income statement amounts for 2017, as if IFRS 15 had always been applied.
At Company level, the adoption of the new standard mainly resulted in changes in classification between net revenues and cost of sales, whose overall impact on total net revenues is not significant. However, as Company’s investments in subsidiaries are accounted for using the equity method, the adoption of IFRS 15 resulted in a reduction of net equity at January 1, 2017 of €119 million, primarily deriving from certain services (mainly maintenance and repair contracts, as well as extended warranty contracts) and certain other incentives provided by Company’s subsidiaries to customers which require a different timing of recognition of revenues and margin. Further details on the overall impact for the adoption of the new standard are reported in the following section “Summary of the impacts of the adoption of new accounting standards and income statement presentation changes”.
In accordance with the transitional rules included in IFRS 15, the Company has applied the standard’s practical expedient where, for all reporting periods presented before the date of initial application, an entity need not disclose the amount

Company Financial Statements at December 31, 2018 214

of the transaction price allocated to the remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue. No other practical expedients were applied.
CNH Industrial’s revenue recognition policy after the adoption of the new accounting standard IFRS 15 is detailed in the paragraph “Revenue recognition” of the Consolidated Financial Statements.
IFRS 9 - Financial Instruments
On July 24, 2014, the IASB issued IFRS 9 - Financial Instruments. IFRS 9 replaces IAS 39 - Financial Instruments: Recognition and Measurement, and includes requirements for classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. IFRS 9 amends IFRS 7 - Financial Instruments: Disclosures. As permitted by the transitional provisions of the standard, the Company has adopted IFRS 9 effective January 1, 2018 retrospectively, except for hedge accounting which was applied prospectively, without recasting prior periods.
Classification and measurement of financial instruments
As results of the adoption of IFRS 9, the Company has classified and measured its financial assets as at amortized cost (“AC”), fair value through other comprehensive income (“FVTOCI”) or fair value through profit and loss (“FVTPL”), depending on its business model for managing such financial assets and the asset’s contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity (“HTM”), loans and receivables (“L&R”) and available for sale (“AFS”).
The classification used previously under IAS 39 has been discontinued from January 1, 2018. In accordance with the transitional provisions of IFRS 9, the Company has not restated prior periods but has classified the financial assets held at January 1, 2018 retrospectively, according to the business model and based on facts and circumstances under which the assets were held at that date.
The classification and measurement of financial liabilities remained unchanged for the Company.
There were no changes in the carrying amounts on the basis of allocation from original measurement categories under IAS 39 to new measurement categories under IFRS 9.
Expected credit loss (ECL)
The accounting for impairment of financial assets is based on an “expected credit loss (ECL) impairment model, replacing the incurred loss method under IAS 39. Expected losses will be recorded on an annual basis or taking into account the contractual duration of the financial activity. The application of these new rules did not have any significant effect on the Company’s financial statements and on the date of the first application of the standard.
For financial guarantee contracts, IFRS 9 retains the same definition and initial recognition requirements as IAS 39 but introduces different subsequent measurements. On subsequent measurement financial contracts are measured at the ‘higher of”:
▪The ECL allowance as defined above and
▪The amount initially recognized (e.g. fair value) less any cumulative amount of income amortization recognized.
The ECL on intercompany receivables are recognised in profit and loss, however this could cause differences between equity recognised in the consolidated and separate financial statements. For this reason, the company will eliminate these differences (if any) through the respective receivable account by reversing the ECL recognised in profit and loss.
The new measurement criteria did not lead to any significant effect in the Company’s financial statements. However, as Company’s investments in subsidiaries are accounted for using the equity method, the adoption of IFRS 9 resulted in a reduction of net equity at January 1, 2018 of €10 million, deriving from the adoption of the new standard by the Company’s subsidiaries.

Company Financial Statements at December 31, 2018 215

Summary of the impacts of the adoption of new accounting standards and income statement presentation changes
The following table summarizes the impact of adoption of IFRS 15 and the impact of the change to the income statement presentation on the statutory income statement for year ended December 31, 2017:

	2017
(€ thousand)	As previously reported	Impact of IFRS 15 adoption	Income Statement presentation changes	As recast
Net revenues	1,278,864	(13,948)	—	1,264,916	Net revenues
Cost of sales	1,142,409	(13,548)	—	1,128,861	Cost of sales
GROSS PROFIT	136,455	(400)	—	136,055	GROSS PROFIT
Selling, general and administrative costs	131,444	—	—	131,444	Selling, general and administrative costs
Research and development costs	33,541	—	—	33,541	Research and development costs
				(28,930)	NET MARGIN
Other income/(expenses)	26,530	—	(26,530)	—
Restructuring expenses	1,423	—	—	1,423	Restructuring expenses
			26,530	26,530	Other income/(expenses)
OPERATING PROFIT	(3,423)	—	3,423
Financial income/(expenses)	(144,962)	—	—	(144,962)	Financial income/(expenses)
PROFIT/(LOSS) BEFORE TAXES	(148,385)	(400)	—	(148,785)	PROFIT/(LOSS) BEFORE TAXES
Income tax (expense)	(35,757)	(147)	—	(35,904)	Income tax (expense)
Result from Investments in Group companies and other equity interests	591,337	(18,043)	—	573,294	Result from Investments in Group companies and other equity interests
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	407,195	(18,590)	—	388,605	NET PROFIT/(LOSS)

Company Financial Statements at December 31, 2018 216

In detail, the following table summarizes the impact of adoption of IFRS 15 on the Company statement of financial position at January 1, 2017:

At January 1, 2017
(€ thousand)	As previously reported	Impact of IFRS 15 adoption	As recast
ASSETS
Intangible assets	74,692	—	74,692
Property, plant and equipment	73,253	—	73,253
Financial fixed assets	12,052,934	(118,578)	11,934,356
Investments in Group companies and other equity interests	11,312,434	(118,578)	11,193,856
Other financial assets	659,921	—	659,921
Deferred tax assets	80,579	—	80,579
Total Fixed assets	12,200,879	(118,578)	12,082,301
Inventories	82,964	—	82,964
Trade receivables	144,005	—	144,005
Current financial receivables	157,827	—	157,827
Other current assets	119,896	(649)	119,247
Cash and cash equivalents	1,015	—	1,015
Total Current assets	505,707	(649)	505,058
TOTAL ASSETS	12,706,586	(119,227)	12,587,359
EQUITY, PROVISIONS AND LIABILITIES
Equity
Share capital	18,374	—	18,374
Treasury shares	(7,657)	—	(7,657)
Capital reserve	2,421,787	—	2,421,787
Legal reserve	3,064,544	4,743	3,069,287
Retained profit/(loss)	1,123,003	(123,970)	999,033
Profit/(loss) for the year	(336,966)	—	(336,966)
Total Equity	6,283,085	(119,227)	6,163,858
Provision for employee benefits	318,613	—	318,613
Other provisions	94,834	—	94,834
Deferred tax liabilities	11,167	—	11,167
Total Provisions	424,614	—	424,614
Non-current debt	898,856	—	898,856
Total Non-current liabilities	898,856	—	898,856
Trade payables	184,558	—	184,558
Current financial liabilities	4,807,775	—	4,807,775
Other debt	107,698	—	107,698
Total Current liabilities	5,100,031	—	5,100,031
TOTAL EQUITY, PROVISIONS AND LIABILITIES	12,706,586	(119,227)	12,587,359

Company Financial Statements at December 31, 2018 217

The following table summarizes the impact of adoption of IFRS 15 on the company statement of financial position at December 31, 2017 and the cumulative impact of adoption of IFRS 9 at January 1, 2018:

(€ thousand)	At December 31, 2017 as previously reported	Impact of IFRS 15 adoption	At December 31, 2017 as recast	Impact of IFRS 9 adoption	At January 1, 2018 as recast
ASSETS
Intangible assets	84,110	—	84,110	—	84,110
Property, plant and equipment	84,630	—	84,630	—	84,630
Financial fixed assets	12,584,606	(132,215)	12,452,391	(10,006)	12,442,385
Investments in Group companies and other equity interests	11,235,025	(132,215)	11,102,810	(10,006)	11,092,804
Other financial assets	1,344,820	—	1,344,820	—	1,344,820
Deferred tax assets	4,761	—	4,761	—	4,761
Total Fixed assets	12,753,346	(132,215)	12,621,131	(10,006)	12,611,125
Inventories	124,296	—	124,296	—	124,296
Trade receivables	133,567	—	133,567	—	133,567
Current financial receivables	192,899	—	192,899	—	192,899
Other current assets	227,478	(1,196)	226,282	—	226,282
Cash and cash equivalents	4,091	—	4,091	—	4,091
Total Current assets	682,331	(1,196)	681,135	—	681,135
TOTAL ASSETS	13,435,677	(133,411)	13,302,266	(10,006)	13,292,260
EQUITY, PROVISIONS AND LIABILITIES
Equity
Share capital	17,609	—	17,609	—	17,609
Treasury shares	(8,701)	—	(8,701)	—	(8,701)
Capital reserve	2,436,679	—	2,436,679	—	2,436,679
Legal reserve	2,022,199	9,149	2,031,348	—	2,031,348
Retained profit/(loss)	820,842	(123,970)	696,872	(10,006)	686,866
Profit/(loss) for the year	407,195	(18,590)	388,605	—	388,605
Total Equity	5,695,823	(133,411)	5,562,412	(10,006)	5,552,406
Provision for employee benefits	290,082	—	290,082	—	290,082
Other provisions	85,432	—	85,432	—	85,432
Deferred tax liabilities	—	—	—	—	—
Total Provisions	375,514	—	375,514	—	375,514
Non-current debt	1,019,091	—	1,019,091	—	1,019,091
Total Non-current liabilities	1,019,091	—	1,019,091	—	1,019,091
Trade payables	250,929	—	250,929	—	250,929
Current financial liabilities	5,927,680	—	5,927,680	—	5,927,680
Other debt	166,640	—	166,640	—	166,640
Total Current liabilities	6,345,249	—	6,345,249	—	6,345,249
TOTAL EQUITY, PROVISIONS AND LIABILITIES	13,435,677	(133,411)	13,302,266	(10,006)	13,292,260

Company Financial Statements at December 31, 2018 218

Other accounting standards, amendments and interpretations effective from January 1, 2018
On June 20, 2016, the IASB issued narrow-scope amendments to IFRS 2 - Share-based Payment. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The application of these amendments did not have any effect on the Company Financial Statements.
On December 8, 2016, the IASB ratified the IFRIC interpretation 22 - Foreign Currency Transactions and Advance Consideration that addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The application of this interpretation did not have any effect on the Company Financial Statements.
Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Company
The main accounting standards, amendments and interpretations not yet applicable and not early adopted by the Company are the following:

▪
On January 13, 2016, the IASB issued IFRS 16 - Leases, replacing IAS 17 - Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Lessees will be required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments and to recognize depreciation of lease assets separately from interest on lease liabilities in the income statement. Lessor accounting requirements of IAS 17 are carried forward by IFRS 16, accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019. The European Union has completed its endorsement process for this standard.

CNH Industrial will adopt the new standard effective January 1, 2019, using the Modified Retrospective approach which requires to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, without recasting prior periods. CNH Industrial will elect certain practical expedients upon transition, including: not to reassess under the new guidance its prior conclusions about lease identification, lease classification and initial direct costs; and, those provided for leases of low-value assets and short-term leases. The Company anticipates adoption of the standard will add approximately €10 million in right-of-use assets and lease liabilities to its consolidated statement of financial position at January 1, 2019, without transition effect to equity. Furthermore, the adoption of the standard will not significantly impact the Company's income statement.

▪
On June 7, 2017, the IASB issued IFRIC 23 - Uncertainty over Income Tax Treatments to specify how to reflect uncertainty in accounting for income taxes. The Interpretation is effective from January 1, 2019. The Company does not expect any material impact from the adoption of this interpretation on its Company Financial Statements.

COMPOSITION AND PRINCIPAL CHANGES
2017 figures included in the following notes have been restated (recast) following the retrospective adoption, on January 1, 2018, of the new accounting standard for revenue recognition (IFRS 15) and the changes in the income statement presentation.
1. Net revenues
As a result and through the transfer in 2014 of Basildon operations, the Company operates primarily in the agricultural equipment manufacturing industry in the United Kingdom. Net revenues comprise the following:

(€ thousand)	2018	2017
Revenues from:
Third parties	457,464	425,628
Group companies	912,409	839,288
Total Net revenues	1,369,873	1,264,916
Net revenues are made up of agricultural equipment sales for €1,294,443 thousand (€1,191,728 thousand in 2017) and construction equipment sales for €75,430 thousand (€73,188 thousand in 2017).

Company Financial Statements at December 31, 2018 219

2. Selling, general and administrative costs
The Selling, general and administrative costs of €124,867 thousand in 2018 (€131,444 thousand in 2017) mainly comprise marketing, advertising, sales personnel costs and other expenses which are not attributable to sales, production and research and development functions, net of any intercompany recharge due to services provided to Group subsidiaries.
3. Research and development costs
In 2018, Research and development costs of €46,868 thousand (€33,541 thousand in 2017) comprise all the research and development costs not recognized as assets in the year, amounting to €24,533 thousand (€16,004 thousand in 2017), and the amortization of capitalized development costs of €22,335 thousand (€17,537 thousand in 2017). During the year 2018, the Company incurred new expenditure for capitalized development costs of €28,611 thousand (€27,823 thousand in 2017).
4. Restructuring expenses
Restructuring expenses amount to €354 thousand in 2018 (€1,423 thousand in 2017) and represent the total costs associated to the restructuring due to the Company downsizing of the workforce not replaced.
5. Other income/(expenses)
The Other operating expenses of €4,690 thousand in 2018 (income of €26,530 thousand in 2017) mainly included the expenses arising from operations which are not attributable to the sale of goods and services, miscellaneous operating costs which cannot be allocated to specific functional areas, such as indirect taxes and duties, and accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs. The net amount of €4,690 thousand in 2018 (€26,530 thousand in 2017) is made up by €16,438 thousand (€31,123 thousand in 2017) related to Other operating income, offset by €21,128 thousand (€4,593 thousand in 2017) of Other operating costs.
6. Financial income/(expenses)
The breakdown of financial income and expenses was as follows:

(€ thousand)	2018	2017
Financial income	73,910	58,461
Financial expenses	(157,319)	(203,423)
Total Financial income/(expenses)	(83,409)	(144,962)
Financial income consisted of the following:

(€ thousand)	2018	2017
Financial income from Group companies	73,627	58,410
Financial income from third parties	283	51
Total Financial income	73,910	58,461
Financial income from Group companies include fees charged to Group subsidiaries on guarantees issued in favor of third parties but in the interest of the subsidiaries mainly for bonds issued from Group companies and for credit facilities granted to Group companies. The amount charged during 2018 is €17,717 thousand (€24,265 thousand in 2017).
The remaining income from Group companies of €55,910 thousand (€34,145 thousand in 2017) relates mainly to Interest income charged to Group companies in relation to loans granted them. The increase of €15,217 thousand is due to the fact that in August 2017 a Promissory Note for €350,000 thousand was issued by Case New Holland Industrial Inc to the Company and in November of the same year a term loan in the amount of $500,000 thousand was granted by the Company to Case New Holland Industrial Inc. As a result, the Interest income matured on the Promissory Note and on the loan had a full positive impact in 2018.

Company Financial Statements at December 31, 2018 220

Financial expenses consisted of the following:

(€ thousand)	2018	2017
Financial expenses payable to Group companies	109,238	168,616
Financial expenses payable to third parties	47,945	34,102
Currency exchange expenses, net	136	705
Total Financial expenses	157,319	203,423
Financial expenses payable to Group companies decreased versus prior year by €59,378 thousand mainly due to the lower interest rate applied in 2018 partially compensated with a slightly higher average outstanding debt due to the Group treasury companies.
Financial expenses payable to third parties increased by €13,843 thousand compared to 2017 due to the new Company’s 3.85% Notes issued in November 2017 and due in November 2027, which in 2018 had a full year impact.
7. Income taxes
A breakdown of taxes recognized in the income statement is provided below:

(€ thousand)	2018	2017
Current taxes:
United Kingdom corporate income taxes	3,220	1,505
Italian corporate income taxes	7,134	4,928
Total current taxes	10,354	6,433
Deferred taxes for the period:
United Kingdom deferred taxes	—	(41,434)
Italian deferred taxes	(1,635)	(184)
Total deferred taxes for the period	(1,635)	(41,618)
Taxes relating to prior periods	(4,656)	(719)
Total Income tax (expense)	4,063	(35,904)
The U.K. current corporate income taxes credit of €3,220 thousand relates to a current tax charge of €8,251 thousand for withholding taxes and a current tax credit of €11,471 thousand for tax losses utilised in the CNH Industrial N.V. U.K. tax group.
The Italian current corporate income taxes credit of €7,134 thousand relates to tax losses of the CNH Industrial N.V. Italian branch utilized by the Italian fiscal unit.
The Italian deferred tax credit of €1,635 thousand relates to timing differences of the Italian branch.
Reconciliation between theoretical income taxes determined on the basis of tax rates applicable in the U.K. and income taxes reported in the financial statements is as follows:

(€ thousand)	2018	2017
Profit/(Loss) before taxes	(115,326)	(148,785)
Weighted average U.K. statutory main corporation tax rate	19.00%	19.25%
Theoretical income tax (expense)	21,912	28,641
Difference between foreign tax rates and the statutory U.K. tax rate	(821)	(686)
Tax effect of permanent differences	(11,108)	(7,249)
Deferred tax assets not recognized and write-down	371	(55,707)
Deferred taxes recognized in the Italian branch	(1,635)	(184)
Prior year adjustments	(4,656)	(719)
Current and deferred income tax recognized in the financial statements	4,063	(35,904)
CNH Industrial N.V. is incorporated in the Netherlands, but the Company is a tax resident of the United Kingdom. The reconciliation of the differences between the theoretical income taxes at the parent statutory rate and the total income taxes is presented on the basis of the weighted average of the United Kingdom statutory main corporation tax rates in force over each of the Company’s calendar year reporting periods of 19.00% in 2018 and 19.25% in 2017.

Company Financial Statements at December 31, 2018 221

Deferred tax assets and liabilities are recognized for temporary differences between the carrying amount in the statement of financial position and the tax base. Deferred tax assets are recognized to the extent it is probable that future taxable profits will be available against which the temporary differences can be utilized. Amounts recognized are as follows:

(€ thousand)	2018	2017
Deferred tax assets arising from:
In relation to Tax depreciation	9,836	1,113
In relation to Pension deficit	43,214	49,164
In relation to short timing differences	13,645	27,276
Total	66,695	77,553
Deferred tax liabilities arising from:
Capitalization of development costs	(14,036)	(12,947)
Total	(14,036)	(12,947)

Theoretical tax benefit arising from tax loss carryforwards	65,712	56,874
Adjustments for assets whose recoverability is not probable	(115,245)	(116,719)
Total net deferred tax assets	3,126	4,761
The losses can be carried forward indefinitely, provided that the Company carries on the same trade and continues the manufacturing activity in the United Kingdom.
The net deferred tax assets of €3,126 thousand relates to the Italian branch.
Adjustments for net deferred tax assets of €115,245 thousand (€116,719 thousand in 2017) has been made, as in the opinion of the management it cannot be regarded as more likely than not that there will be suitable profits against which these net deferred tax assets can be recovered.
8. Result from Investments in Group companies and other equity interests
Following is a breakdown of result of Investments in Group companies and other equity interests:

(€ thousand)	2018	2017
Share of the profit/(loss) of Investments in Group companies and other equity interests	1,269,648	573,294
Total Result from Investments in Group companies and other equity interests	1,269,648	573,294
The item includes the Company’s share in the net profit or loss of the investees.
9. Other information by nature of expense
The income statement includes personnel costs of €72,557 thousand in 2018 (€73,377 thousand in 2017) which consist of the following:

	2018	2017
Wages and salaries	55,782	54,757
Defined benefit plans	3,412	4,421
Social security costs	7,447	7,264
Other personnel costs	5,916	6,935
Total personnel costs	72,557	73,377
An analysis of the average number of employees by category is as follows:

	2018	2017
Managers	63	52
White-collar	376	390
Blue-collar	597	502
Average number of employees	1,036	944
None of these employees are based in The Netherlands, but they are mainly based in the United Kingdom. Some of the Company’s managers carried out their activities at the principal subsidiaries of the Group and the associated costs were charged back to the legal entities concerned.

Company Financial Statements at December 31, 2018 222

10. Intangible assets
Changes in Intangible assets in 2018 and 2017 are as follows:

(€ thousand)	Goodwill	Development costs	Concessions, licenses and similar rights	Intangible assets in progress and advances	Other intangible assets	Total
Gross carrying amount Balance at December 31, 2016	1,968	197,631	13,042	54	74	212,769
Additions	—	28,214	803	78	—	29,095
Divestitures and other changes	—	(342)	36	—	—	(306)
Balance at December 31, 2017	1,968	225,503	13,881	132	74	241,558
Additions	—	28,743	—	26	—	28,769
Divestitures and other changes	—	(75,650)	80	(65)	—	(75,635)
Balance at December 31, 2018	1,968	178,596	13,961	93	74	194,692
Accumulated amortization and impairment losses
Balance at December 31, 2016	—	(131,942)	(6,061)	—	(74)	(138,077)
Amortization	—	(17,537)	(1,947)	—	—	(19,484)
Divestitures and other changes	—	135	(22)	—	—	113
Balance at December 31, 2017	—	(149,344)	(8,030)	—	(74)	(157,448)
Amortization	—	(22,336)	(1,919)	—	—	(24,255)
Divestitures and other changes	—	75,650	—	—	—	75,650
Balance at December 31, 2018	—	(96,030)	(9,949)	—	(74)	(106,053)
Carrying amount at December 31, 2017	1,968	76,159	5,851	132	—	84,110
Carrying amount at December 31, 2018	1,968	82,566	4,012	93	—	88,639

11. Property, plant and equipment
Changes in Property, plant and equipment in 2018 and 2017 are as follows:

(€ thousand)	Land and buildings	Plant and machinery	Special tools	Tangible assets in progress	Other tangible assets	Total
Gross carrying amount Balance at December 31, 2016	32,538	18,904	155,602	12,149	17,972	237,165
Additions	—	—	—	8,926	15,352	24,278
Divestitures and other changes	304	245	6,603	(7,996)	3,891	3,047
Balance at December 31, 2017	32,842	19,149	162,205	13,079	37,215	264,490
Additions	—	—	—	4,718	9,562	14,280
Divestitures and other changes	194	2,834	7,587	(12,053)	(4,109)	(5,547)
Balance at December 31, 2018	33,036	21,983	169,792	5,744	42,668	273,223
Accumulated depreciation and impairment losses
Balance at Balance at December 31, 2016	(19,424)	(8,846)	(122,158)	—	(13,484)	(163,912)
Depreciation	(1,526)	(884)	(8,059)	—	(3,296)	(13,765)
Divestitures and other changes	—	—	—	—	(2,183)	(2,183)
Balance at December 31, 2017	(20,950)	(9,730)	(130,217)	—	(18,963)	(179,860)
Depreciation	(1,494)	(917)	(8,570)	—	(2,809)	(13,790)
Divestitures and other changes	—	191	421	—	951	1,563
Balance at December 31, 2018	(22,444)	(10,456)	(138,366)	—	(20,821)	(192,087)
Carrying amount at December 31, 2017	11,892	9,419	31,988	13,079	18,252	84,630
Carrying amount at December 31, 2018	10,592	11,527	31,426	5,744	21,847	81,136

Company Financial Statements at December 31, 2018 223

12. Financial fixed assets
At December 31, 2018, Investments and other financial assets totaled €13,374,798 thousand and were as follows:

(€ thousand)	At December 31, 2018	At December 31, 2017	Change
Investments in Group companies and other equity interest	11,996,774	11,102,810	893,964
Other financial assets	1,374,898	1,344,820	30,078
Deferred tax assets	3,126	4,761	(1,635)
Total financial fixed assets	13,374,798	12,452,391	922,407
Investments in Group companies and other equity interest
At December 31, 2018, Investments in Group companies and other equity interests totaled €11,996,774 thousand and were subject to the following changes during the year:

(€ thousand)	At December 31, 2018	At December 31, 2017
Balance at beginning of year	11,102,810	11,312,434
Net impact of IFRS 15	—	(114,172)
Net impact of IFRS 9	(10,006)	—
Contribution to Investments in Group companies and other equity interests	172,101	3,049,407
Acquisitions	—	—
Repayment of Capital Reserves	(457)	—
Disposal	—	(1,317,780)
Result from Investments in Group companies and other equity interests	1,269,648	573,294
Dividend received	(592,783)	(1,563,711)
Cumulative translation adjustments and other OCI movements	(17,383)	(847,003)
Other	72,844	10,341
Balance at end of year	11,996,774	11,102,810
The item Other primarily includes the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.
In 2017, some subsidiaries were involved in a series of internal transactions in order to align the capital and debt structure to their needs. As a result under items “Contribution to Investments in Group companies and other equity interests”, “Disposal”, and “Dividend received” there was included an amount of €1 billion which was part of the overall project.
A list of Company’s investments has been included under Appendix I of this Annual Report.
Other financial assets
At December 31, 2018, Other financial assets totaled €1,374,898 thousand, as represented below:

(€ thousand)	At December 31, 2018	At December 31, 2017	Change
Other financial assets	1,321,456	1,277,329	44,127
Fees receivable for guarantees issued	53,442	67,491	(14,049)
Total Other financial assets	1,374,898	1,344,820	30,078
At December 31, 2018, Other financial assets are represented by a U.S. dollar term loan facilities granted to Case New Holland Industrial Inc. in August 2016 with maturity date August 15, 2023, consisting of a first tranche having fixed interest rate in the principal amount of $450 million or €393,013 thousand ($450 million or €375,219 thousand in 2017), and a second tranche having floating interest rate in the principal amount of $150 million or €131,004 thousand ($150 million or €125,073 thousand in 2017).
On August 25, 2017, Case New Holland Industrial Inc. issued a Promissory Note to the Company in the principal amount of €350 million, with a maturity date of August 25, 2024. The Promissory Note carries a floating interest rate.

Company Financial Statements at December 31, 2018 224

On November 14, 2017 a Term Loan Agreement was signed between the Company and Case New Holland Industrial Inc for $500 million or €436,681 thousand ($500 million or €416,910 thousand in 2017). The interest rate is fixed and the maturity date is November 15, 2027.
In addition, Other financial assets include accrued interest charges related to the term loan facilities for €10,758 thousand (€10,127 thousand in 2017)
At December 31, 2018, the remaining amount of €53,442 thousand (€67,491 thousand in 2017) refers to the present value of the fees that the Company will collect in future years based on specific agreements for guarantees issued in favor of third parties in the interest of Group companies, mainly for bonds issued from Group companies and credit facilities granted to Group companies.
Deferred tax assets
For Deferred tax assets comment see note 7 "Income taxes".
13. Inventories

(€ thousand)	At December 31, 2018	At December 31, 2017	At Change
Raw materials	78,511	43,655	34,856
Finished goods	83,600	49,282	34,318
Work in progress	8,801	31,359	(22,558)
Total Inventories	170,912	124,296	46,616
There were no inventories pledged as security at December 31, 2018 and 2017. At December 31, 2018 and December 31, 2017, Inventory amounts are net of the obsolescence reserve of €757 thousand and €1,497 thousand, respectively.
14. Trade receivables
At December 31, 2018, trade receivables totaled €165,871 thousand, a net increase of €32,304 thousand over year-end 2017, and they are essentially attributable to the operations of Basildon plant and almost entirely related to Group companies. These amounts are net of a provision of €346 thousand (€3,384 thousand for 2017).
The carrying amount of trade receivables is deemed to approximate their fair value.
All trade receivables are due within one year and there are no significant overdue balances.
15. Current financial receivables
At December 31, 2018, current financial receivables amounted to €149,550 thousand, a net decrease of €43,349 thousand over year-end 2017. The item may be specified as follows:

	At December 31, 2018				At December 31, 2017
(€ thousand)	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
Assets from derivative financial instruments	2,159	—	—	2,159	1,432	—	—	1,432
CNH Industrial Finance Europe S.A.	143,314	—	—	143,314	188,502	—	—	188,502
Other current financial receivables	4,077	—	—	4,077	2,965	—	—	2,965
Total Current financial receivables	149,550	—	—	149,550	192,899	—	—	192,899

Company Financial Statements at December 31, 2018 225

16. Other current assets
At December 31, 2018, other current assets amounted to €201,647 thousand, a net decrease of €24,635 thousand compared to December 31, 2017, and consisted of the following:

(€ thousand)	At December 31, 2018	At December 31, 2017	Change
Receivables from Group companies for consolidated Italian corporate tax	93,163	85,879	7,284
Receivables from Group companies for consolidated U.K. corporate tax	8,455	6,902	1,553
VAT receivables	75,244	112,482	(37,238)
Other indirect and direct taxes	1,668	764	904
Other receivables from Group companies and other related parties	14,915	13,445	1,470
Other current receivables	8,202	6,810	1,392
Total Other current assets	201,647	226,282	(24,635)
Receivables from Group companies for consolidated Italian corporate tax relate to taxes calculated on the taxable income contributed by Italian subsidiaries participating in the domestic tax consolidation program.
Receivables from Group companies for consolidated U.K. corporate tax relate to taxes calculated on the taxable income contributed by U.K. subsidiaries participating in the domestic tax consolidation program.
VAT receivables are essentially related to VAT credits for Italian subsidiaries participating in the VAT tax consolidation.
Other current assets are almost entirely due within one year.
17. Cash and cash equivalents
At December 31, 2018, Cash and cash equivalents totaled €2,335 thousand and represented amounts held in euro and other currency denominated current accounts (on demand). The carrying amount of cash and cash equivalents is deemed to be in line with their fair value.
Credit risk associated with cash and cash equivalents is considered limited as the counterparties are leading national and international banks. There is no restricted cash.

Company Financial Statements at December 31, 2018 226

18. Equity
Changes in shareholders’ equity during 2017 and 2018 were as follows:

(€ thousand)	Share capital	Treasury shares	Capital reserves	Legal reserves: cumulative translation adjustment reserve/OCI	Legal reserves: other	Retained profit/(loss)	Profit/(loss) for the year	Total
Balances at At December 31, 2016 (as previously reported)	18,374	(7,657)	2,421,787	186,579	2,877,965	1,123,003	(336,966)	6,283,085
Impact of IFRS 15 adoption				4,743		(123,970)		(119,227)
At January 1, 2017	18,374	(7,657)	2,421,787	191,322	2,877,965	999,033	(336,966)	6,163,858
Changes in equity for 2017
Allocation of prior year result	—	—	—	—	—	(336,966)	336,966	—
Dividend distributed	—	—	—	—	—	(149,930)	—	(149,930)
Acquisition of treasury stock	—	(32,823)	—	—	—	—	—	(32,823)
Share based compensation: costs accrued in the period and effects of share issuance upon exercise of the grants	(765)	31,779	10,466	—	—	779	—	42,259
Result for the year	—	—	—	—	—	—	388,605	388,605
Current period change in OCI, net of taxes	—	—	—	(853,983)	—	—	—	(853,983)
Other movements	—	—	4,426	—	—	—	—	4,426
Reclassification of undistributable profit of subsidiaries	—	—	—	—	(183,956)	183,956	—	—
At December 31, 2017	17,609	(8,701)	2,436,679	(662,661)	2,694,009	696,872	388,605	5,562,412

	Share capital	Treasury shares	Capital reserves	Legal reserves: cumulative translation adjustment reserve/OCI	Legal reserves: other	Retained profit/(loss)	Profit/(loss) for the year	Total
At December 31, 2017 ( as previously reported)	17,609	(8,701)	2,436,679	(671,810)	2,694,009	820,842	407,195	5,695,823
Impact of IFRS 15 adoption				9,149		(123,970)	(18,590)	(133,411)
At December 31, 2017	17,609	(8,701)	2,436,679	(662,661)	2,694,009	696,872	388,605	5,562,412
Impact of IFRS 9 adoption				—		(10,006)		(10,006)
At January 1, 2018	17,609	(8,701)	2,436,679	(662,661)	2,694,009	686,866	388,605	5,552,406
Changes in equity for 2018
Allocation of prior year result						388,605	(388,605)
Dividend distributed						(190,053)		(190,053)
Acquisition of treasury stock		(129,549)						(129,549)
Share based compensation: costs accrued in the period and effects of share issuance upon exercise of the grants		29,714	1,684					31,398
Result for the year							1,158,385	1,158,385
Current period change in OCI, net of taxes				5,028				5,028
Other movements			(5,081)			77,903		72,822
Reclassification of undistributable profit of subsidiaries					59,287	(59,287)		—
At December 31, 2018	17,609	(108,536)	2,433,282	(657,633)	2,753,296	904,034	1,158,385	6,500,437
Other movement of Retained profit/(loss) includes the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.
As the Company financial statements are prepared using the same measurement principles of the Consolidated Financial Statements, including the investments that are accounted for using the equity method, the total Company equity of €6,500 million as at December 31, 2018 is in line with the Consolidated equity (excluding non-controlling interest) of $7,443 million converted using the exchange rate as of December 31, 2018 of 1.145. In addition, the Company profit for the year of €1,158 million equals to the consolidated profit (excluding non-controlling interest) of $1,368 million converted using the average exchange rate at December 31, 2018 of 1.180955.

Company Financial Statements at December 31, 2018 227

The increase in equity of €938,025 thousand over year-end 2017 is mainly the result of the profit for the year of €1,158,385 thousand, the positive changes in Other comprehensive income arising from the net negative effect of currency translation differences of €101,665 thousand compensated by the gains on the remeasurement of defined benefit plans of €127,016 thousand, partially compensated by the negative impact of the transactions accounted for under the Cash flow hedge reserves of €20,323 thousand, as well as the dividend distributed by CNH Industrial N.V. of €190,053 thousand (€0.14 per common share outstanding at the dividend date).
Share capital
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares, each with a per share par value of €0.01. As of December 31, 2018, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,353,831,958 common shares outstanding, net of 10,568,238 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (388,725,624 special voting shares outstanding, net of 7,748,652 special voting shares held in treasury by the Company as described in the following section).
Changes in the composition of share capital of CNH Industrial during 2018, 2017, and 2016 are as follows:

(number of shares)	CNH Industrial N.V. common shares issued	Less: Treasury shares	CNH Industrial N.V. common shares outstanding	CNH Industrial N.V. special voting shares issued	Less: Treasury shares	CNH Industrial N.V. special voting shares outstanding	Total Shares issued by CNH Industrial N.V.	Less: Treasury shares	Total CNH Industrial N.V. outstanding shares
Total CNH Industrial N.V. shares at December 31, 2015	1,362,048,989	—	1,362,048,989	474,474,276	(61,225,070)	413,249,206	1,836,523,265	(61,225,070)	1,775,298,195
Capital increase	860,622	—	860,622	—	—	—	860,622	—	860,622
(Purchases)/Sales of treasury shares	—	(1,278,708)	(1,278,708)	—	(981,003)	(981,003)	—	(2,259,711)	(2,259,711)
Total CNH Industrial N.V. shares at December 31, 2016	1,362,909,611	(1,278,708)	1,361,630,903	474,474,276	(62,206,073)	412,268,203	1,837,383,887	(63,484,781)	1,773,899,106
Capital increase	1,490,585	—	1,490,585	—	—	—	1,490,585	—	1,490,585
(Purchases)/Sales of treasury shares	—	471,018	471,018	—	(23,361,513)	(23,361,513)	—	(22,890,495)	(22,890,495)
Cancellation of shares	—	—	—	(78,000,000)	78,000,000	—	(78,000,000)	78,000,000	—
Total CNH Industrial N.V. shares at December 31, 2017	1,364,400,196	(807,690)	1,363,592,506	396,474,276	(7,567,586)	388,906,690	1,760,874,472	(8,375,276)	1,752,499,196
Capital increase			—			—	—	—	—
(Purchases)/Sales of treasury shares		(9,760,548)	(9,760,548)		(181,066)	(181,066)	—	(9,941,614)	(9,941,614)
Cancellation of shares			—			—	—	—	—
Total CNH Industrial N.V. shares at December 31, 2018	1,364,400,196	(10,568,238)	1,353,831,958	396,474,276	(7,748,652)	388,725,624	1,760,874,472	(18,316,890)	1,742,557,582
During the years ended December 31, 2018 and 2017, 0.18 million and 23 million special voting shares, respectively, were acquired by the Company following the de-registration of the corresponding number of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares in accordance with the Special Voting Shares - Terms and Conditions.
Furthermore, during the years ended December 31, 2018 and 2017, the Company delivered 2.7 million and 5.3 million common shares, respectively, under the Company’s stock compensation plan, primarily due to the vesting or exercise of share-based awards. See paragraph below “Share-based compensation” for further discussion.
Dividend Proposal and appropriation of the result
On March 1, 2019, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.18 per common share, totalling approximately €244 million (equivalent to approximately $277 million, translated at the exchange rate reported by the European Central Bank on February 27, 2019). The proposal is subject to the approval of the Company’s shareholders at the AGM to be held on April 12, 2019.
If the proposed dividend is approved, it is expected that the dividend will be paid on May 2, 2019 on the outstanding common shares.
The record date for the dividend will be April 24, 2019 on both MTA and NYSE and the outstanding common shares will be quoted ex-dividend from April 23, 2019.
Subject to the adoption of the Annual Financial Statements by the Annual General Meeting of shareholders and after the allocation of the relevant amount to the special voting shares dividend reserve in accordance with article 22, paragraph 4, of the Articles of Association, any profits remaining shall be allocated to the Retained earnings and be at the disposal of the general meeting of shareholders for distribution of dividend on the outstanding common shares only, based on the

Company Financial Statements at December 31, 2018 228

recommendations and proposal of the Board of Directors and subject to the provision of the Article 22, paragraph 8, of the Articles of Association.
On April 13, 2018, at the AGM, CNH Industrial N.V. shareholders approved a dividend of €0.14 per common share, as recommended on March 2, 2018 by the Board of Directors. The cash dividend was declared in euro and paid in May 2018 for a total amount of €190 million.
Special voting shares
In order to reward long-term ownership of the Company’s common shares and promote stability of its shareholder base, the Articles of Association of CNH Industrial N.V. provide for a loyalty-voting structure that grants eligible long-term shareholders the equivalent of two votes for each CNH Industrial N.V. common share that they hold through the issuance of special voting shares.
A shareholder may at any time elect to participate in the loyalty voting structure by requesting the registration of all or some of the common shares held by such shareholder in a separate register (the “Loyalty Register”) of the Company. If such common shares have been registered in the Loyalty Register for an uninterrupted period of three years in the name of the same shareholder, such shares will become “Qualifying Common Shares” and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share.
CNH Industrial N.V. issued special voting shares with a nominal value of €0.01 each to those eligible shareholders who elected to receive such special voting shares upon completion of the merger of Fiat Industrial and of CNH Global respectively with and into CNH Industrial N.V.
The electing shareholders are not required to pay any amount to the Company in connection with the allocation of the special voting shares.
The common shares are freely transferable, while special voting shares are transferable exclusively in limited circumstances and they are not listed on the NYSE or the MTA. In particular, at any time, a holder of common shares that are Qualifying Common Shares who wants to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must request a de-registration of such Qualifying Common Shares from the Loyalty Register. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to transfer the special voting shares associated with the transferred common shares to the Company for no consideration.
The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material.
Treasury shares
Consistent with previous AGMs, at the AGM held on April 13, 2018, shareholders renewed the authority granted to the Board of Directors to acquire common shares in the capital of the Company through stock exchange trading or otherwise to a maximum of up to 10% of the issued common shares as of April 13, 2018 for a period of 18 months from the date of the AGM and, therefore, expiring on October 12, 2019 subject to certain maximum and minimum price requirements.
Implementing such resolution on April 27, 2018, CNH Industrial announced its new buy-back program to repurchase up to $700 million in common shares, representing an increase of $400 million versus the previous buy-back program.
During the year ended December 31, 2018, the Company repurchased 12.5 million shares of its common stock on the MTA and on multilateral facilities ("MTFs") under the buy-back program at an aggregate cost of $156 million or €129.5 million. As of December 31, 2018, the Company held 10.6 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $130 million or €108.5 million. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice. At the 2019 Annual General Meeting of Shareholders, the Board of Directors intends to recommend to the Company’s shareholders the renewal of the authorization to repurchase up to a maximum of 10% of the Company’s issued common shares.
During the year ended December 31, 2018, the Company acquired approximately 0.2 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register. As of December 31, 2018, the Company held 7.7 million special voting shares in treasury.

Company Financial Statements at December 31, 2018 229

Capital reserves
At December 31, 2018, capital reserves amounting to €2,433 million (€2,437 million at December 31, 2017) mainly consist of the share premium deriving from the Merger.
Legal reserves
As of December 31, 2018, legal reserves amounted to €2,096 million (€2,031 million at December 31, 2017) and mainly relate to unrealized currency translation losses and other OCI components for a net negative amount of €658 million, and other reserves for €2,753 million.
Other reserves are made up by research and development costs capitalized by equity investments for €2,042 million (€2,059 million at December 31, 2017), earnings from affiliated companies subject to certain restrictions on the transfer of funds to the parent company in form of dividend or otherwise for €332 million (€313 million at December 31, 2017) and earnings from subsidiaries that due to local law requirements cannot be distributed as dividend, unless the subsidiary is liquidated, for €379 million (€322 million at December 31, 2017).
Pursuant to Dutch law, limitations exist relating to the distribution of shareholders’ equity for the entire amount of the legal reserves. By their nature, unrealized losses relating to currency translation differences reduce shareholders’ equity and thereby distributable amounts.
Share-based compensation
CNH Industrial’s equity awards are governed by several plans: i) CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”); ii) CNH Industrial N.V. Directors’ Compensation Plan (“CNH Industrial DCP”); iii) CNH Global N.V. Equity Incentive Plan (“CNH EIP”); and, iv) CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”).
For more information on Share-based compensation see Note 23 "Equity" of the Consolidated Financial Statements.
19. Provisions for employee benefits
CNH Industrial N.V. provides pension, healthcare and insurance plans and other post-employment benefits to their employees and retirees, either directly or by contributing to independently administered funds. These benefits are generally based on the employees’ remuneration and years of service.
The Company provides post-employment benefits under defined contribution and defined benefit plans.
In the case of defined contribution plans, the Company makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been made, the Company has no further payment obligations. The Company recognizes the contribution cost when the employees have rendered their service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. During the years ended December 31, 2018 and 2017, CNH Industrial N.V. recorded expenses of €9,602 thousand and €6,032 thousand, respectively, for its defined contribution plans, inclusive of social security contributions in the categories as described above.
Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. Defined benefits plans are classified by the Company as Pension plans or Other post-employment benefits on the basis of the type of benefit provided.
Pension plans
The item Pension plans principally comprise the obligations towards certain employees and former employees of the CNH Industrial Group in the United Kingdom.
Under these plans, contributions are made to a separate fund (trust) which independently administers the plan assets. The Company’s funding policy is to meet the minimum funding requirements pursuant to the laws and regulations of each individual country. The Company may also choose to make discretionary contributions in addition to the funding requirements. To the extent that a fund is overfunded, the Company is not required to make further contribution to the plan in respect of a minimum performance requirements so long as the fund is in surplus.
Other post-employment benefits
Other post-employment benefits consists of obligations for Italian Employee Leaving Entitlements up to December 31, 2006. The TFR scheme has since changed to a defined contribution plan. The obligation on our balance sheet represents the residual reserve for years prior to December 31, 2006 relating to the Italian employees of the Italian branch. Loyalty bonuses are accrued for employees who have reached certain service seniority and are generally settled when employees leave the Company. These plans are not required to be funded and, therefore, have no plan assets.

Company Financial Statements at December 31, 2018 230

Provisions for employee benefits at December 31, 2018 and 2017 are as follows:

(€ thousand)	At December 31, 2018	At December 31, 2017
Post-employment benefits:
Pension plans	254,200	289,203
Other	600	631
Total Post-employment benefits	254,800	289,834
Other long-term employee benefits	281	248
Total Provision for employee benefits	255,081	290,082
The item Other long-term employee benefits consists of the Company’s obligation for those benefits generally payable during employment on reaching a certain level of seniority in the Company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made.
In 2018 and in 2017 changes in Other long-term employee benefits are as follows:

(€ thousand)	At December 31, 2017	Provision	Utilization	Other changes	At December 31, 2018
Other long-term employee benefits	248	38	(4)	(1)	281
Total	248	38	(4)	(1)	281

(€ thousand)	At December 31, 2016	Provision	Utilization	Other changes	At December 31, 2017
Other long-term employee benefits	214	45	(16)	5	248
Total	214	45	(16)	5	248
Post-employment benefits
The amounts recognized in the statement of financial position for post-employment benefits at December 31, 2018 and 2017 are as follows:

	Pension plans		Other
	At December 31,		At December 31,
(€ thousand)	2018	2017	2018	2017
Present value of funded obligations	947,822	985,628	600	631
Less: Fair value of plan assets	(693,622)	(696,425)	—	—
Deficit/(surplus)	254,200	289,203	600	631
Effect of the asset ceiling	—	—	—	—
Net liability/(Net asset)	254,200	289,203	600	631

Reimbursement rights	—	—	—	—

Amounts at year-end:
Liabilities	254,200	289,203	600	631
Assets	—	—	—	—
Net liability	254,200	289,203	600	631

Company Financial Statements at December 31, 2018 231

Changes in the present value of post-employment obligations in 2018 and 2017 are as follows:

	Pension plans		Other
(€ thousand)	2018	2017	2018	2017
Present value of obligation at the beginning of the year	985,628	1,042,989	631	622
Current service cost	3,396	4,113	4	3
Interest expense	20,240	21,814	—	—
Other costs	(22)	1,907	—	—
Contribution by plan participants	21	37	—	—

Remeasurements:
Actuarial losses/(gains) from changes in demographic assumptions	—	(21,002)	3	—
Actuarial losses/(gains) from changes in financial assumptions	(27,749)	42,982	(12)	(10)
Other remeasurements	(66)	(31,934)	29	31
Total remeasurements	(27,815)	(9,954)	20	21

Exchange rate differences	(7,713)	(36,249)	—	—
Benefits paid	(39,378)	(39,322)	(32)	(11)
Past service cost	13,465	293	—	—
Change in scope of consolidation	—	—	(23)	—
Curtailments	—	—	—	—
Settlements	—	—	—	—
Other changes	—	—	—	(4)
Present value of obligation at the end of the year	947,822	985,628	600	631
In 2018 and 2017 Other remeasurements mainly include the amount of experience adjustments.
In 2018 and 2017 changes in the fair value of plan assets are as follows:

	Pension plans
(€ thousand)	2018	2017
Fair value of plan assets at the beginning of the year	696,425	725,212
Interest income	14,356	15,226

Remeasurements:
Return on plan assets	(3,662)	3,417
Actuarial gains/(losses) from changes in financial assumptions	—	—
Total remeasurements	(3,662)	3,417

Exchange rate differences	(5,715)	—
Contribution by employer	31,575	17,200
Contribution by plan participants	21	37
Benefits paid	(39,378)	(39,322)
Change in scope of consolidation	—	—
Settlements	—	—
Other changes	—	(25,345)
Fair value of plan assets at the end of the year	693,622	696,425

Company Financial Statements at December 31, 2018 232

Net benefit cost/(income) recognized during 2018 and 2017 is as follows:

	Pension plans		Other
(€ thousand)	2018	2017	2018	2017
Service cost:
Current service cost	3,396	4,113	4	3
Past service cost and (gain)/loss from curtailments and settlements	13,465	293	—	—
Total Service cost	16,861	4,406	4	3
Net interest expense	5,884	6,589	—	—
Other costs	(22)	1,907	—	—
Net benefit cost/(income) recognized to profit or loss	22,723	12,902	4	3

Remeasurements:
Return on plan assets	3,662	(3,417)	—	—
Actuarial losses/(gains) from changes in demographic assumptions	—	(21,002)	3	—
Actuarial losses/(gains) from changes in financial assumptions	(27,748)	42,982	(12)	(10)
Other remeasurements	(63)	(31,935)	29	31
Total remeasurements	(24,149)	(13,372)	20	21
Exchange rate differences	(1,997)	(10,911)	—	—
Net benefit cost/(income) recognized to other comprehensive income	(26,146)	(24,283)	20	21
Total net benefit cost/(income) recognized during the year	(3,423)	(11,381)	24	24
The weighted average durations of post-employment benefits are as follows:

N° of years
Pension plans	15
Other	7
Assumptions
Post-employment benefits and Other long-term employee benefits are calculated on the basis of the following main assumptions:

	Assumptions used to determine funded status at year-end
	At December 31, 2018		At December 31, 2017
(in %)	Pension plans	Other	Pension plans	Other
Weighted-average discount rates	2.65	1.51	2.42	1.34
Weighted-average rate of compensation increase	3.50	0.83	3.50	0.59

	Assumptions used to determine expense at year-end
	At December 31, 2018		At December 31, 2017
(in %)	Pension plans	Other	Pension plans	Other
Weighted-average discount rates	2.42	1,34	2.57	1.21
Weighted-average rate of compensation increase	2.47	N/A	2.63	N/A
Assumed discount rates are used in measurements of pension and other post-employment benefit obligations and net interest on the net defined benefit liability/asset. CNH Industrial selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date. The discount rates are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date, December 31. The benefit cash flow-matching approach involves analyzing the CNH Industrial’s projected cash flows against a high quality bond yield curve, mainly calculated using a wide population of AA-yield corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for CNH Industrial’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

Company Financial Statements at December 31, 2018 233

Assumed discount rates have a significant effect on the amount recognized in the 2018 financial statements. A one percentage point change in assumed discount rates would have the following effects:

(€ thousand)	One percentage point increase	One percentage point decrease
Effect on pension plans defined benefit obligation at December 31, 2018	(125,000)	158,000
Plan assets
The investment strategy varies depending on the circumstances of the underlying plan. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth while exceeding the rate of inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored.
Plan assets do not include treasury shares of CNH Industrial N.V. or properties occupied by it. The fair value of the plan assets at December 31, 2018 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of the Notes to the Consolidated Financial Statements.

	At December 31, 2018
	Pension plans
(€ thousand)	Level 1	Level 2	Level 3	Total
Other types of investments:
Mutual funds(1)	—	660,000	—	660,000
Investment funds	—	—	—	—
Insurance contracts	—	—	—	—
Derivatives - Credit contracts	—	—	—	—
Real estate	—	—	—	—
Total other types of investments	—	660,000	—	660,000
Cash and cash equivalents	34,000	—	—	34,000
Total	34,000	660,000	—	694,000

(1)	This category includes mutual funds which primarily invest in non-U.S. equities and non-U.S. corporate bonds
The fair value of the plan assets at December 31, 2017 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

	At December 31, 2017
	Pension plans
(€ thousand)	Level 1	Level 2	Level 3	Total
Other types of investments:
Mutual funds(1)	—	696,000	—	696,000
Investment funds	—	—	—	—
Insurance contracts	—	—	—	—
Derivatives - Credit contracts	—	—	—	—
Real estate	—	—	—	—
Total other types of investments	—	696,000	—	696,000
Cash and cash equivalents	—	—	—	—
Total	—	696,000	—	696,000

(1)	This category includes mutual funds which primarily invest in non-U.S. equities and non-U.S. corporate bonds

Company Financial Statements at December 31, 2018 234

Contribution
CNH Industrial expects to contribute approximately €29 million to its pension plans in 2019.
The best estimate of expected benefit payments in 2019 and in the following ten years is as follows:

	Expected benefit payments
(€ thousand)	2019	2020	2021	2022	2023	2024 to 2029	Total
Post-employment benefits:
Pension plans	37,636	38,921	39,764	40,562	41,389	219,665	417,937
Other	72	50	45	40	35	260	502
Total Post-employment benefits	37,708	38,971	39,809	40,602	41,424	219,925	418,439

Other long-term employee benefits							—
Total	37,708	38,971	39,809	40,602	41,424	219,925	418,439
Potential outflows in the years after 2019 are subject to a number of uncertainties, including future asset performance and changes in assumptions.
20. Other provisions
Changes in Other provisions are as follows:

(€ thousand)	December 31, 2017	Charged to profit and loss	Utilization	Other movements	At December 31, 2018
Warranty and incentives	49,634	132,060	(124,325)	289	57,658
Restructuring provision	99	289	(246)	(46)	96
Modification and campaign	1,117	3,353	(1,674)	—	2,796
Other provisions	34,582	11,673	(11,875)	(596)	33,784
Total Other provisions	85,432	147,375	(138,120)	(353)	94,334
The item Other provisions consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Company within twelve months from the end of the period in which the employees render the related service, and in addition it includes the amounts set up by the Company in connection with other risks and other charges.
21. Non-current debt
At December 31, 2018, Non-current debts totaled €1,008,819 thousand and consisted mainly of two Bonds:

▪
$600 million at an interest rate of 4.50%, due on August 15, 2023, issued by the Company in August 2016. The outstanding amount at year end is $600 million. The bond is valued using the amortized cost, for a corresponding amount of €522,456 thousand at December 31, 2018 (€498,742 thousand at December 31, 2017). At December 31, 2018, the fair value of the bond is €534,204 thousand (€530,575 thousand at December 31, 2017).

▪
$500 million at an interest rate of 3.85%, due on November 15, 2027, issued by the Company in November 2017. The outstanding amount at year end is $500 million. The bond is valued using the amortized cost, for a corresponding amount of €423,922 thousand at December 31, 2018 (€412,847 thousand at December 31, 2017). At December 31, 2018, the fair value of the bond is €409,047 thousand (€418,780 thousand at December 31, 2017).

In addition, during the year the Company repaid a bank loan of €40,000. The principal amount of this bank loan was €200,000 thousand and in 2017 the Company carried out a partial repayment of €160,000 thousand.
The two bonds issued by the Company contain commitments of the issuer which are typical of international practice for bonds issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. In addition, the bonds contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading. At December 31, 2018 there were no breaches of such commitments.
The Company intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, it can buy back its issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.
At December 31, 2018, Non-current debt included also the item financial guarantees for €53,442 thousand (€67,491 thousand in 2017) that represent the fair value of liabilities assumed in relation to guarantees issued by the Company. Following an assessment of potential risks requiring recognition of contingent liabilities and given that those

Company Financial Statements at December 31, 2018 235

liabilities essentially related to guarantees issued in favor of third parties in the interest of Group companies, mainly for bonds issued from Group companies and loans granted to Group companies, the present value of fees receivable (see Note 12 - Other financial assets) is considered the best estimate of the fair value of those guarantees.
22. Trade payables
At December 31, 2018, trade payables totaled €257,187 thousand, representing a net increase of €6,258 thousand compared to December 31, 2017, and consisted of the following:

(€ thousand)	At December 31, 2018	At December 31, 2017	Change
Trade payables to third parties	148,958	163,493	(14,535)
Trade payables to other related parties	1,994	2,399	(405)
Intercompany trade payables	106,235	85,037	21,198
Total Trade payables	257,187	250,929	6,258
Trade payables include payables for goods and services.
Trade payables are due within one year and their carrying amount at the reporting date is deemed to approximate their fair value.
23. Current financial liabilities
At December 31, 2018, current financial liabilities totaled €5,927,041 thousand, a €639 thousand decrease over December 31, 2017, and related to:

(€ thousand)	At December 31, 2018	At December 31, 2017	Change
Current account with CNH Industrial Finance S.p.A.	1,363,326	791,813	571,513
Current account with CNH Industrial Finance Europe S.A.	4,551,623	5,114,141	(562,518)
Accrued interest expense	4,447	16,022	(11,575)
Liability from derivative financial instruments	7,645	5,704	1,941
Total Current financial liabilities	5,927,041	5,927,680	(639)
The short term financial payables to CNH Industrial Finance Europe S.A. relate to an unsecured uncommitted revolving credit facility agreement with CNH Industrial Finance Europe S.A., where the latter has made available to CNH Industrial N.V. an uncommitted facility in a maximum aggregate amount of €6 billion.
The short term financial payables to CNH Industrial Finance S.p.A. and CNH Industrial Finance Europe S.A. bear floating interest at market rate. Such credit facilities are unsecured.
The carrying amount of those liabilities is deemed to be in line with their fair value.
Liability from derivative financial instruments consist of derivative financial instruments measured at fair value at the balance sheet date.
Derivative instruments are classified as Level 2 in the fair value hierarchy.
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency fluctuations. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract.

Company Financial Statements at December 31, 2018 236

24. Other debt
At December 31, 2018, other debt totaled €191,989 thousand, a net increase of €25,349 thousand over December 31, 2017, and included the following:

(€ thousand)	At December 31, 2018	At December 31, 2017	Change
Other debt:
- Intercompany debt:
- Consolidated Italian corporate tax	86,094	80,905	5,189
- Consolidated VAT	55,425	42,308	13,117
- Other	5,009	5,032	(23)
Total intercompany debt	146,528	128,245	18,283
Current amounts payable to employees, social security, directors	4,682	4,683	(1)
Taxes payable-direct tax	—	594	(594)
Taxes payable-indirect tax	7,173	13,351	(6,178)
Accrued expenses	28,250	15,752	12,498
Other	5,356	4,015	1,341
Total Other debt	191,989	166,640	25,349
Intercompany debt for consolidated Italian corporate tax of €86,094 thousand (€80,905 thousand at December 31, 2017) consisted of compensation payable for tax losses and Italian corporate tax credits contributed by Italian subsidiaries participating in the domestic tax consolidation program for 2018 in relation to which CNH Industrial N.V. is the consolidating entity.
At December 31, 2018, Intercompany debt for consolidated VAT of €55,425 thousand consisted of VAT receivables of Italian subsidiaries transferred to CNH Industrial N.V. as part of the consolidated VAT regime.
At December 31, 2018, Taxes payable-indirect tax consisted of VAT payable due in the U.K.
Other debt and taxes payable are all due within one year and their carrying amount is deemed to approximate their fair value.
25. Guarantees, commitments and contingent liabilities
Guarantees issued
The breakdown of outstanding guarantees is as follows:

(€ thousand)	At December 31, 2018	At December 31, 2017	Change
Guarantees issued
- in the interest of Group companies	3,787,359	4,445,763	(658,404)
- in the interest of third parties	—	—	—
Total guarantees	3,787,359	4,445,763	(658,404)
Total Guarantees issued	3,787,359	4,445,763	(658,404)
At December 31, 2018, Guarantees issued totaled €3,787,359 thousand, decreasing by €658,404 thousand over December 31, 2017.
All guarantees were issued in favour of third parties and in the interest of Group companies and were made up as follows:

▪
€3,353,825 thousand for nine bonds issued from CNH Industrial Finance Europe SA under the Euro Medium Term Notes Programme (and the notes issued under its predecessor, the Global Medium Term Notes Programme) due between 2019 and 2028;

▪
€73,501 thousand for borrowings, granted to Banco CNH Industrial Capital S.A. by Banco National de Desenvolvimento Economico e Social (BNDES) and Agencia Especial de Financiamento Industrial (FINAME) and granted to CNH Industrial Finance S.p.A. by the European Investment Bank;

▪
€80,679 thousand for credit lines granted from different banks primarily to Iveco S.p.A., CNH Industrial America LLC, CNH Industrial Machinery (Harbin) Co. Ltd, and CNH Industrial SA (Pty) Ltd., South Africa;

Company Financial Statements at December 31, 2018 237

▪
€86,840 thousand for sundry guarantees (including property lease guarantees primarily in the interest of CNH Industrial America LLC and for good execution of works granted in the interest of Irisbus Italia S.p.A. now merged into Iveco S.p.A.;

▪
€192,514 thousand for payment obligations related to excess VAT credits of the direct and indirect subsidiaries of CNH Industrial N.V. and other guarantees issued in the interest of Irisbus Italia S.p.A., now merged into Iveco S.p.A., in relation to Credit Line facility agreement.

At December 31, 2018, there were no guarantees outstanding issued in the interest of entities other than subsidiaries of the Company.
Support Agreement in the interest of CNH Industrial Capital LLC (Financial Services)
CNH Industrial Capital LLC benefits from a support agreement issued by CNH Industrial N.V., pursuant to which CNH Industrial N.V. agrees to, among other things, (a) make cash capital contributions to CNH Industrial Capital LLC, to the extent necessary to cause its ratio of net earnings available for fixed charges to fixed charges to be not less than 1.05:1.0 for each fiscal quarter (with such ratio determined, on a consolidated basis and in accordance with U.S. GAAP, for such fiscal quarter and the immediately preceding three fiscal quarters taken as a whole), (b) generally maintain an ownership of at least 51% of the voting equity interests in CNH Industrial Capital LLC and (c) cause CNH Industrial Capital LLC to have, as of the end of any fiscal quarter, a consolidated tangible net worth of at least $50 million. The support agreement is not intended to be, and is not, a guarantee by CNH Industrial N.V. of the indebtedness or other obligations of CNH Industrial Capital LLC. The obligations of CNH Industrial N.V. to CNH Industrial Capital LLC pursuant to this support agreement are to the company only and do not run to, and are not enforceable directly by, any creditor of CNH Industrial Capital LLC, including holders of the CNH Industrial Capital LLC’s notes or the trustee under the indenture governing the notes. The support agreement may be modified, amended or terminated, at CNH Industrial N.V.’s election, upon thirty days’ prior written notice to CNH Industrial Capital LLC and the rating agencies of CNH Industrial Capital LLC, if (a) the modification, amendment or termination would not result in a downgrade of CNH Industrial Capital LLC rated indebtedness; (b) the modification, amendment or notice of termination provides that the support agreement will continue in effect with respect to the company’s rated indebtedness then outstanding; or (c) CNH Industrial Capital LLC has no long-term rated indebtedness outstanding.
For more information on our outstanding indebtedness, see Note 26 “Debt” to our Consolidated Financial Statements.
Commitments
The Company has entered operating lease contracts primarily for the right to use industrial buildings and equipment with an average term of 9 years and 2-3 years, respectively.
Total future minimum lease payments under non-cancellable lease contracts amount to approximately €11 million.
Other contingencies
Other contingencies are described in Note 29 “Commitments and contingencies” of the Consolidated Financial Statements.
26. Audit fees
The following table reports fees paid to the independent auditor Ernst & Young or entities in their network for audit and other services to the Group.

(€ thousand)	2018	2017
Audit fees of the consolidated and company financial statements	9,708	9,419
Other audit services	1,511	1,525
Total Audit fees	11,219	10,944
Total Audit fees of €11,219 thousand also included audit of Ernst & Young Accountants LLP of €138,700 (€136,900 at December 31, 2017) for CNH Industrial N.V. Moreover Ernst & Young Accountants LLP performed other audit procedures relating to the issuance of comfort letters at bond offerings.
27. Board remuneration
Detailed information on Board of Directors compensation, including their shares and share options, is included in the Remuneration Report section as included in the Report on Operations of this Annual Report.

Company Financial Statements at December 31, 2018 238

28. Subsequent events
CNH Industrial has evaluated subsequent events through March 1, 2019, which is the date the financial statements were authorized for issuance, and identified the following:

▪
On January 14, 2019, CNH Industrial announced its new organizational structure to accelerate global growth and profitability, focusing on its five global operating segments (Agriculture, Commercial & Specialty Vehicles, Construction, Powertrain, and Financial Services) supported by Global Functions addressing key synergy and development areas. On the same date, changes to the Global Executive Committee (formerly named Group Executive Council, “GEC”) were announced.

Company Financial Statements at December 31, 2018 239

March 1, 2019

The Board of Directors

Suzanne Heywood
Hubertus Mühlhäuser
Mina Gerowin
Léo W. Houle
Peter Kalantzis
John Lanaway
Silke C. Scheiber
Guido Tabellini
Jacqueline A. Tammenoms Bakker
Jacques Theurillat

Company Financial Statements at December 31, 2018 240

OTHER INFORMATION
Independent Auditor’s Report
The report of the Company’s independent auditor, Ernst & Young Accountants LLP, The Netherlands is set forth following this Annual Report.
Appropriation of the result of the year
Subject to the adoption of the Annual Financial Statements by the Annual General Meeting of shareholders and after the allocation of the relevant amount to the special voting shares dividend reserve in accordance with article 22, paragraph 4, of the Articles of Association, any profits remaining shall be allocated to the Retained earnings and be at the disposal of the general meeting of shareholders for distribution of dividend on the outstanding common shares only, based on the recommendations and proposal of the Board of Directors and subject to the provision of the Article 22, paragraph 8, of the Articles of Association.
Dividends under Articles of Association provisions
Dividends will be determined in accordance with the articles 22 of the Articles of Association of CNH Industrial N.V. The relevant provisions of the Articles of Association read as follows:

1.
The Company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The Board of Directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (ii) re-allocation of amounts to credit or debit the special capital reserve against or in favour of the share premium reserve.

2.
The Company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the Company. Any distribution out of the special voting shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.

3.	From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.

4.
The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

5.
Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only, subject to the provision of paragraph 8 of this article.

6.
Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in U.S. dollars. Furthermore, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5 of the Articles of Association, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

7.
The Company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the Company's equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the Company itself for shares that the Company holds in its own share capital.

8.	The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

9.
The Board of Directors shall have power to declare one or more interim dividends, provided that the requirements of paragraph 5 hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Dutch Civil Code and provided further that the policy

Company Financial Statements at December 31, 2018 241

of the Company on additions to reserves and dividends is duly observed. The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis.

10.
The Board of Directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the Company's share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the Company.

11.
Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.

12.	Dividends and other distributions of profit, which have not been collected within five years and one day after the same have become payable, shall become the property of the Company.

Company Financial Statements at December 31, 2018 242

APPENDIX I - CNH INDUSTRIAL GROUP COMPANIES
AT DECEMBER 31, 2018

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CONTROLLING COMPANY
Parent Company
CNH Industrial N.V.	Amsterdam	Netherlands	17,608,745	EUR	—	—	—	—
SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS
2 H Energy S.A.S.	Fécamp	France	2,000,000	EUR	100.00	CNH Industrial Finance France S.A.	100.000
Afin Bohemia s.r.o.	Prague	Czech Republic	1,000,000	CZK	100.00	CNH Industrial Capital Limited	100.000
Afin Bulgaria EAD	Sofia	Bulgaria	310,110	BGN	100.00	CNH Industrial Capital Limited	100.000
Afin Slovakia S.R.O.	Bratislava	Slovack Republic	39,833	EUR	99.96	CNH Industrial Capital Limited	98.120
						Iveco Slovakia, s.r.o.	1.880
Amce-Automotive Manufacturing Co.Ethiopia	Addis Ababa	Ethiopia	100,000,000	ETB	70.00	CNH Industrial N.V.	70.000
Astra Veicoli Industriali S.p.A.	Piacenza	Italy	10,400,000	EUR	100.00	Iveco S.p.A.	100.000
Banco CNH Industrial Capital S.A.	Curitiba	Brazil	940,451,054	BRL	100.00	CNH Industrial N.V.	99.329
						CNH Industrial Brasil Ltda.	0.671
BLI Group, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
Blue Leaf I.P. , Inc.	Wilmington	U.S.A.	1,000	USD	100.00	BLI Group, Inc.	100.000
Blue Leaf Insurance Company	Burlington	U.S.A.	250,000	USD	100.00	CNH Industrial America LLC	100.000
Case Canada Receivables, Inc.	Calgary	Canada	1	CAD	100.00	CNH Industrial Capital America LLC	100.000
Case Construction Machinery (Shanghai) Co., Ltd	Shanghai	People's Rep.of China	14,000,000	USD	100.00	CNH Industrial N.V.	100.000
Case Credit Holdings Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial Capital America LLC	100.000
Case Dealer Holding Company LLC	Wilmington	U.S.A.	1	USD	100.00	CNH Industrial America LLC	100.000
Case Equipment Holdings Limited	Wilmington	U.S.A.	5	USD	100.00	CNH Industrial America LLC	100.000
Case France NSO	Le Plessis-Belleville	France	7,622	EUR	100.00	CNH Industrial France	100.000
Case Harvesting Systems GmbH	Berlin	Germany	281,211	EUR	100.00	CNH Industrial America LLC	100.000
CASE ILE DE FRANCE	Saint-Pathus	France	600,000	EUR	100.00	CNH Industrial France	100.000
Case New Holland Construction Equipment (India) Private Limited	Mumbai	India	240,100,000	INR	100.00	CNH Industrial (India) Private Limited	50.000
						CNH Industrial America LLC	50.000
Case New Holland Industrial Inc.	Wilmington	U.S.A.	55	USD	100.00	CNH Industrial U.S. Holdings Inc.	100.000
CASE New Holland Machinery Trading (Shanghai) Co. Ltd.	Shanghai	People's Rep.of China	41,477,550	USD	100.00	CNH Industrial N.V.	100.000
Case United Kingdom Limited	Basildon	United Kingdom	3,763,618	GBP	100.00	CNH Industrial America LLC	100.000
CNH (China) Management Co., Ltd.	Shanghai	People's Rep.of China	187,477,550	USD	100.00	CNH Industrial N.V.	100.000
CNH (Shanghai) Equipment R&D Co., Ltd.	Shanghai	People's Rep.of China	7,000,000	USD	100.00	CNH Industrial N.V.	100.000
CNH Capital Finance LLC	Wilmington	U.S.A.	5,000	USD	100.00	Case Credit Holdings Limited	100.000

Appendix I - CNH Industrial Group companies at December 31, 2018 243

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CNH Capital Operating Lease Equipment Receivables LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital America LLC	100.000
CNH Capital Receivables LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial Capital America LLC	100.000
CNH Componentes, S.A. de C.V.	Queretaro	Mexico	135,634,842	MXN	100.00	CNH Industrial America LLC	100.000
CNH Industrial (India) Private Limited	Mumbai	India	12,416,900,200	INR	100.00	CNH Industrial Asian Holding Limited N.V.	100.000
CNH Industrial (Thailand) Ltd.	Samut Prakarn	Thailand	354,500,000	THB	100.00	CNH Industrial N.V.	100.000
CNH Industrial America LLC	Wilmington	U.S.A.	0	USD	100.00	Case New Holland Industrial Inc.	100.000
CNH Industrial Asian Holding Limited N.V.	Zedelgem	Belgium	85,000,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Australia Pty Limited	St. Marys	Australia	293,408,692	AUD	100.00	CNH Industrial N.V.	100.000
CNH Industrial Baumaschinen GmbH	Berlin	Germany	61,355,030	EUR	100.00	CNH Industrial Europe Holding S.A.	100.000
CNH Industrial Belgium	Zedelgem	Belgium	106,081,158	EUR	100.00	CNH Industrial Europe Holding S.A.	88.828
						New Holland Holding Limited	11.172
CNH Industrial BM GmbH	St. Valentin	Austria	35,000	EUR	100.00	CNH Industrial Osterreich GmbH	100.000
CNH Industrial Brasil Ltda.	Nova Lima	Brazil	4,366,293,546	BRL	100.00	CNH Industrial N.V.	100.000
CNH Industrial Canada, Ltd.	Toronto	Canada	28,000,100	CAD	100.00	CNH Industrial N.V.	100.000
CNH Industrial Capital (India) Private Limited	New Delhi	India	1,560,000,000	INR	100.00	CNH Industrial (India) Private Limited	100.000
CNH Industrial Capital (Shanghai) Commercial Factoring Co. Ltd.	Shanghai	People's Rep.of China	20,000,000	USD	100.00	CNH Industrial Capital Australia Pty Limited	100.000
CNH Industrial Capital America LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital LLC	100.000
CNH INDUSTRIAL CAPITAL ARGENTINA S.A.	Buenos Aires	Argentina	1,003,782,818	ARS	100.00	CNH Industrial N.V.	79.790
						Iveco Argentina S.A.	20.210
CNH Industrial Capital Australia Pty Limited	St. Marys	Australia	70,675,693	AUD	100.00	CNH Industrial Australia Pty Limited	100.000
CNH Industrial Capital Canada Ltd.	Calgary	Canada	5,435,350	CAD	100.00	Case Credit Holdings Limited	100.000
CNH Industrial Capital Corretora de Seguros Administração e Serviços Ltda.	Curitiba	Brazil	100,000	BRL	100.00	Banco CNH Industrial Capital S.A.	99.990
						CNH Industrial Brasil Ltda.	0.010
CNH Industrial Capital Limited	Basildon	United Kingdom	53,001,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Capital LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial America LLC	100.000
CNH Industrial Capital Russia LLC	Moscow	Russia	640,740,000	RUR	100.00	CNH Industrial Capital Limited	100.000
CNH Industrial Capital Solutions S.p.A.	Turin	Italy	213,000,000	EUR	100.00	CNH Industrial N.V.	50.100
						CNH Industrial Capital Limited	49.900
CNH Industrial Danmark A/S	Albertslund	Denmark	12,000,000	DKK	100.00	CNH Industrial Europe Holding S.A.	100.000
CNH Industrial Deutschland GmbH	Heilbronn	Germany	18,457,650	EUR	100.00	CNH Industrial Baumaschinen GmbH	90.000
						CNH Industrial Europe Holding S.A.	10.000
CNH Industrial Europe Holding S.A.	Luxembourg	Luxembourg	100,000,002	USD	100.00	CNH Industrial N.V.	100.000
CNH Industrial Finance Europe S.A.	Luxembourg	Luxembourg	50,000,000	EUR	100.00	CNH Industrial N.V.	60.000
						CNH Industrial Finance S.p.A.	40.000
CNH Industrial Finance France S.A.	Trappes	France	1,000,000	EUR	100.00	CNH Industrial N.V.	99.998

Appendix I - CNH Industrial Group companies at December 31, 2018 244

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
CNH Industrial Finance North America, Inc.	Wilmington	U.S.A.	25,000,000	USD	100.00	CNH Industrial N.V.	60.000
						CNH Industrial Finance S.p.A.	40.000
CNH Industrial Finance S.p.A.	Turin	Italy	100,000,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Financial Services A/S	Albertslund	Denmark	500,000	DKK	100.00	CNH Industrial N.V.	100.000
CNH Industrial Financial Services S.A.	Morigny-Champigny	France	105,860,635	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial France	Morigny-Champigny	France	52,965,450	EUR	100.00	CNH Industrial Europe Holding S.A.	100.000
CNH Industrial Italia s.p.a.	Turin	Italy	56,225,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Korea LLC	Gwangju	South Korea	3,500,000,000	KRW	100.00	CNH Industrial N.V.	100.000
CNH Industrial Kutno Polska sp. z o.o.	Kutno	Poland	5,000	PLN	100.00	CNH Industrial Polska Sp. z o.o.	100.000
CNH Industrial Machinery (Harbin) Co. Ltd.	Harbin	People's Rep.of China	105,000,000	USD	100.00	CNH Industrial Asian Holding Limited N.V.	99.977
						CNH Industrial Europe Holding S.A.	0.023
CNH Industrial Maquinaria Spain S.A.	Madrid	Spain	21,000,000	EUR	100.00	Iveco Espana S.L.	100.000
CNH Industrial OLDCO Capital Limited	Basildon	United Kingdom	2,480	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Osterreich GmbH	St. Valentin	Austria	2,000,000	EUR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Polska Sp. z o.o.	Plock	Poland	162,591,660	PLN	100.00	CNH Industrial Belgium	100.000
CNH Industrial Portugal-Comercio de Tractores e Maquinas Agricolas Ltda	Castanheira do Ribatejo	Portugal	498,798	EUR	100.00	CNH Industrial Europe Holding S.A.	99.980
						CNH Industrial Italia s.p.a.	0.020
CNH Industrial Russia LLC	Naberezhnye Chenly	Russia	608,754,200	RUR	100.00	Iveco Nederland B.V.	100.000
CNH Industrial SA (Pty) Ltd.	Centurion	South Africa	15,100,750	ZAR	100.00	CNH Industrial N.V.	100.000
CNH Industrial Sales and services GmbH	Berlin	Germany	25,000	EUR	100.00	CNH Industrial Baumaschinen GmbH	100.000
CNH Industrial Services (Thailand) Limited	Bangkok	Thailand	10,000,000	THB	100.00	CNH Industrial Services S.r.l.	99.997
CNH Industrial Services S.r.l.	Modena	Italy	10,400	EUR	100.00	CNH Industrial Italia s.p.a.	100.000
CNH Industrial Sweden AB	Överum	Sweden	11,000,000	SEK	100.00	CNH Industrial N.V.	100.000
CNH Industrial U.S. Holdings Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial N.V.	100.000
CNH Industrial UK Limited	London	United Kingdom	200	USD	100.00	CNH Industrial N.V.	100.000
CNH Reman LLC	Wilmington	U.S.A.	4,000,000	USD	50.00	CNH Industrial America LLC	50.000
CNH U.K. Limited	Basildon	United Kingdom	25,275	GBP	100.00	New Holland Holding Limited	100.000
CNH Wholesale Receivables LLC	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial Capital America LLC	100.000
CNHI COMERCIO DE PEÇAS LTDA	Nova Lima	Brazil	1,626,298	BRL	100.00	CNH Industrial Brasil Ltda.	100.000
CNHI International SA	Paradiso	Switzerland	100,000	CHF	100.00	CNH Industrial N.V.	100.000
Effe Grundbesitz GmbH	Ulm	Germany	10,225,838	EUR	83.77	Iveco Investitions GmbH	90.000
F. Pegaso S.A.	Madrid	Spain	60,036	EUR	100.00	Iveco Espana S.L.	99.929
						Transolver Service S.A.	0.071
Fiat Powertrain Technologies Management (Shanghai) Co. Ltd.	Shanghai	People's Rep.of China	2,000,000	USD	100.00	FPT Industrial S.p.A.	100.000
Fiat Powertrain Technologies of North America, Inc.	Wilmington	U.S.A.	1	USD	100.00	FPT Industrial S.p.A.	100.000

Appendix I - CNH Industrial Group companies at December 31, 2018 245

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Fiatallis North America LLC	Wilmington	U.S.A.	32	USD	100.00	CNH Industrial America LLC	100.000
Flagship Dealer Holding Company, LLC	Wilmington	U.S.A.	1	USD	100.00	CNH Industrial America LLC	100.000
Flexi-Coil (U.K.) Limited	Basildon	United Kingdom	3,291,776	GBP	100.00	CNH Industrial Canada, Ltd.	100.000
FPT - Powertrain Technologies France SAS	Garchizy	France	73,444,960	EUR	100.00	IVECO FRANCE SAS	97.144
						CNH Industrial Finance France S.A.	2.856
FPT Industrial S.p.A.	Turin	Italy	100,000,000	EUR	100.00	CNH Industrial N.V.	100.000
FPT Motorenforschung AG	Arbon	Switzerland	4,600,000	CHF	100.00	FPT Industrial S.p.A.	100.000
Heuliez Bus S.A.S.	Mauléon	France	9,000,000	EUR	100.00	Société Charolaise de Participations SAS	100.000
HFI Holdings, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
IAV-Industrie-Anlagen-Verpachtung GmbH	Ulm	Germany	25,565	EUR	88.42	Iveco Investitions GmbH	95.000
Irisbus Italia S.p.A.	Turin	Italy	4,500,000	EUR	100.00	Iveco S.p.A.	100.000
Iveco (China) Commercial Vehicle Sales Co. Ltd	Shanghai	People's Rep.of China	50,000,000	CNY	100.00	Iveco S.p.A.	100.000
Iveco (Schweiz) AG	Kloten	Switzerland	9,000,000	CHF	100.00	Iveco Nederland B.V.	100.000
Iveco Arac Sanayi VE Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	275,000,000	TRY	100.00	CNH Industrial N.V.	100.000
Iveco Argentina S.A.	Buenos Aires	Argentina	7,216,278,390	ARS	100.00	Iveco Espana S.L.	52.057
						CNH Industrial Brasil Ltda.	31.883
						FPT Industrial S.p.A.	15.813
						Astra Veicoli Industriali S.p.A.	0.154
						CNHI COMERCIO DE PEÇAS LTDA	0.093
Iveco Austria GmbH	Vienna	Austria	6,178,000	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Bayern GmbH	Nuremberg	Germany	742,000	EUR	94.00	Iveco Magirus AG	100.000
Iveco Capital Limited	Basildon	United Kingdom	798	GBP	100.00	CNH Industrial Capital Limited	100.000
Iveco Capital Russia LLC	Moscow	Russia	50,000,000	RUR	100.00	CNH Industrial Capital Limited	100.000
Iveco Capital Services S.R.L.	Glina	Romenia	22,519,423	RON	100.00	CNH Industrial Capital Limited	100.000
Iveco Czech Republic A.S.	Vysoke Myto	Czech Republic	1,065,559,000	CZK	97.98	IVECO FRANCE SAS	97.978
Iveco Danmark A/S	Albertslund	Denmark	501,000	DKK	100.00	CNH Industrial N.V.	100.000
Iveco Defence Vehicles SpA	Bolzano	Italy	25,000,000	EUR	100.00	Iveco S.p.A.	100.000
Iveco Espana S.L.	Madrid	Spain	100,000,001	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Est Sas	Hauconcourt	France	2,005,600	EUR	100.00	IVECO FRANCE SAS	100.000
Iveco Finland OY	Espoo	Finland	100,000	EUR	100.00	CNH Industrial N.V.	100.000
IVECO FRANCE SAS	Vénissieux	France	92,856,130	EUR	100.00	Iveco Espana S.L.	50.326
						CNH Industrial N.V.	49.674
Iveco Holdings Limited	Basildon	United Kingdom	47,000,000	GBP	100.00	CNH Industrial N.V.	100.000
Iveco Investitions GmbH	Ulm	Germany	2,556,459	EUR	93.08	Iveco Magirus AG	99.020
Iveco L.V.I. S.a.s.	Saint Priest	France	2,000,000	EUR	100.00	IVECO FRANCE SAS	100.000
Iveco Limited	Basildon	United Kingdom	117,000,000	GBP	100.00	Iveco Holdings Limited	100.000
Iveco Magirus AG	Ulm	Germany	50,000,000	EUR	94.00	CNH Industrial N.V.	88.340
						Iveco S.p.A.	5.660
Iveco Magirus Fire Fighting GmbH	Weisweil	Germany	30,776,857	EUR	84.63	Iveco Magirus AG	90.032

Appendix I - CNH Industrial Group companies at December 31, 2018 246

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Iveco Nederland B.V.	Andelst	Netherlands	21,920,549	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Nord Nutzfahrzeuge GmbH	Hamburg	Germany	1,611,500	EUR	94.00	Iveco Magirus AG	100.000
Iveco Nord S.A.	Lesquin	France	2,045,701	EUR	100.00	IVECO FRANCE SAS	99.996
Iveco Nord-Ost Nutzfahrzeuge GmbH	Berlin	Germany	2,120,000	EUR	94.00	Iveco Magirus AG	100.000
Iveco Norge A.S.	Voyenenga	Norway	18,600,000	NOK	100.00	CNH Industrial N.V.	100.000
Iveco Otomotiv Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	19,551,089	TRY	100.00	CNH Industrial N.V.	100.000
Iveco Participations s.a.s.	Trappes	France	468,656	EUR	100.00	IVECO FRANCE SAS	100.000
Iveco Pension Trustee Ltd	Watford	United Kingdom	2	GBP	100.00	Iveco Holdings Limited	50.000
						Iveco Limited	50.000
Iveco Poland Sp. z o.o.	Warsaw	Poland	46,974,500	PLN	100.00	CNH Industrial N.V.	100.000
Iveco Portugal-Comercio de Veiculos Industriais S.A.	Vila Franca de Xira	Portugal	15,962,000	EUR	100.00	CNH Industrial N.V.	99.996
						Astra Veicoli Industriali S.p.A.	0.001
						CNH Industrial Portugal-Comercio de Tractores e Maquinas Agricolas Ltda	0.001
						Iveco Espana S.L.	0.001
						Mediterranea de Camiones S.L.	0.001
Iveco Provence s.a.s.	Vitrolles	France	2,371,200	EUR	100.00	Iveco Participations s.a.s.	100.000
Iveco Retail Limited	Basildon	United Kingdom	2,744,100	GBP	100.00	Iveco Holdings Limited	100.000
Iveco Romania S.r.l.	Glina	Romenia	17,500	RON	100.00	Iveco Austria GmbH	100.000
Iveco S.p.A.	Turin	Italy	200,000,000	EUR	100.00	CNH Industrial N.V.	100.000
Iveco Slovakia, s.r.o.	Bratislava	Slovack Republic	6,639	EUR	97.98	Iveco Czech Republic A.S.	100.000
Iveco South Africa Works (Pty) Ltd	Centurion	South Africa	215,010,239	ZAR	60.00	CNH Industrial SA (Pty) Ltd.	60.000
Iveco Sud-West Nutzfahrzeuge GmbH	Mannheim-Neckarau	Germany	1,533,900	EUR	94.00	Iveco Magirus AG	100.000
Iveco Sweden A.B.	Arlov	Sweden	600,000	SEK	100.00	CNH Industrial N.V.	100.000
Iveco Truck Services S.R.L.	Glina	Romenia	2,200,200	RON	100.00	Iveco Romania S.r.l.	95.000
						Iveco Magyarorszag Kereskedelmi KFT	5.000
Iveco Trucks Australia Limited	Dandenong	Australia	47,492,260	AUD	100.00	CNH Industrial Australia Pty Limited	100.000
Iveco Ukraine LLC	Kiev	Ukraine	49,258,692	UAH	100.00	CNH Industrial N.V.	100.000
Iveco West Nutzfahrzeuge GmbH	Düsseldorf	Germany	3,017,000	EUR	94.00	Iveco Magirus AG	100.000
KOMERSIA AUTO s.r.o.	Lodenice	Czech Republic	10,000,000	CZK	100.00	CNH Industrial N.V.	100.000
MAGIRUS CAMIVA S.a.s. (societè par actions simplifièe)	Chambéry	France	1,870,169	EUR	84.63	Iveco Magirus Fire Fighting GmbH	100.000
Magirus GmbH	Ulm	Germany	6,493,407	EUR	84.43	Iveco Magirus Fire Fighting GmbH	99.764
Magirus Lohr GmbH	Kainbach	Austria	1,271,775	EUR	84.43	Magirus GmbH	100.000
MBA AG	Bassersdorf	Switzerland	4,000,000	CHF	100.00	CNH Industrial N.V.	100.000
Mediterranea de Camiones S.L.	Madrid	Spain	48,080	EUR	100.00	Iveco Espana S.L.	99.875
						CNH Industrial N.V.	0.125
New Holland Credit Company, LLC	Wilmington	U.S.A.	0	USD	100.00	CNH Industrial Capital LLC	100.000

Appendix I - CNH Industrial Group companies at December 31, 2018 247

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
New Holland Holding Limited	Basildon	United Kingdom	33,601	GBP	100.00	CNH Industrial Europe Holding S.A.	100.000
New Holland Ltd	Basildon	United Kingdom	1,000,000	GBP	100.00	CNH Industrial N.V.	100.000
New Holland Tractor Ltd.	Basildon	United Kingdom	184,100	GBP	100.00	New Holland Holding Limited	100.000
O & K - Hilfe GmbH	Berlin	Germany	25,565	EUR	100.00	CNH Industrial Baumaschinen GmbH	100.000
Officine Brennero S.p.A.	Trento	Italy	2,833,830	EUR	100.00	Iveco S.p.A.	100.000
OOO Iveco Russia	Moscow	Russia	868,545,000	RUR	100.00	CNH Industrial N.V.	99.960
						Iveco Austria GmbH	0.040
Receivables Credit II Corporation	Calgary	Canada	1	CAD	100.00	CNH Industrial Capital America LLC	100.000
S.A. Iveco Belgium N.V.	Groot-Bijgaarden	Belgium	6,000,000	EUR	100.00	CNH Industrial N.V.	99.983
						Iveco Nederland B.V.	0.017
SAIC Fiat Powertrain Hongyan Co. Ltd.	Chongqing	People's Rep.of China	580,000,000	CNY	60.00	SAIC IVECO Commercial Vehicle Investment Company Limited	60.000
						FPT Industrial S.p.A.	30.000
Seddon Atkinson Vehicles Ltd	Basildon	United Kingdom	41,700,000	GBP	100.00	Iveco Holdings Limited	100.000
Société Charolaise de Participations SAS	Vénissieux	France	2,370,000	EUR	100.00	Iveco Espana S.L.	100.000
Société de Diffusion de Vehicules Industriels-SDVI S.A.S.	Trappes	France	7,022,400	EUR	100.00	IVECO FRANCE SAS	100.000
Steyr Center Nord GmbH	Ruckersdorf-Harmannsdorf	Austria	35,000	EUR	100.00	CNH Industrial Osterreich GmbH	100.000
Transolver Service S.A.	Madrid	Spain	610,000	EUR	100.00	CNH Industrial Capital Limited	99.984
						Iveco Espana S.L.	0.016
Transolver Services S.A.S.	Trappes	France	38,000	EUR	100.00	CNH Industrial Capital Limited	100.000
UAB Iveco Capital Baltic	Vilnius	Lithuania	40,110	EUR	100.00	CNH Industrial Capital Limited	100.000
Uzcaseagroleasing LLC	Tashkent	Uzbekistan	5,000,000	USD	51.00	Case Credit Holdings Limited	51.000
UzCaseMash LLC	Tashkent	Uzbekistan	15,000,000	USD	60.00	Case Equipment Holdings Limited	60.000
UzCaseService LLC	Tashkent	Uzbekistan	4,117,500	USD	51.00	Case Equipment Holdings Limited	51.000
UzCaseTractor LLC	Tashkent	Uzbekistan	15,000,000	USD	51.00	Case Equipment Holdings Limited	51.000
Zona Franca Alari Sepauto S.A.	Barcelona	Spain	520,560	EUR	51.87	Iveco Espana S.L.	51.867
JOINTLY-CONTROLLED ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD
Case Mexico S.A. de C.V.	Queretaro	Mexico	810,000	MXN	50.00	CNH de Mexico SA de CV	100.000
CNH Comercial, SA de C.V.	Queretaro	Mexico	160,050,000	MXN	50.00	CNH de Mexico SA de CV	100.000
CNH de Mexico SA de CV	Queretaro	Mexico	165,276,000	MXN	50.00	CNH Industrial N.V.	50.000
CNH Industrial S.A. de C.V.	Queretaro	Mexico	400,050,000	MXN	50.00	CNH de Mexico SA de CV	100.000
CNH Servicios Comerciales, S.A. de C.V., SOFOM, E.N.R.	Queretaro	Mexico	50,000,000	MXN	50.00	CNH Industrial N.V.	50.000
CNH Servicios Corporativos S.A. de C.V.	Queretaro	Mexico	375,000	MXN	50.00	CNH de Mexico SA de CV	99.999
IVECO – OTO MELARA Società Consortile a responsabilità limitata	Rome	Italy	40,000	EUR	50.00	Iveco Defence Vehicles SpA	50.000
Iveco Acentro S.p.A.	Cagliari	Italy	764,530	EUR	50.00	Iveco S.p.A.	50.000
Iveco Orecchia S.p.A.	Turin	Italy	8,000,000	EUR	50.00	Iveco S.p.A.	50.000

Appendix I - CNH Industrial Group companies at December 31, 2018 248

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation	Interest held by	% interest held	% of voting rights
Naveco (Nanjing IVECO Motor Co.) Ltd.	Nanjing	People's Rep.of China	2,527,000,000	CNY	50.00	Iveco S.p.A.	50.000
New Holland HFT Japan Inc.	Sapporo	Japan	240,000,000	JPY	50.00	CNH Industrial N.V.	50.000
SAIC IVECO Commercial Vehicle Investment Company Limited	Shanghai	People's Rep.of China	224,500,000	USD	50.00	Iveco S.p.A.	50.000
Turk Traktor ve Ziraat Makineleri A.S.	Ankara	Turkey	53,369,000	TRY	37.50	CNH Industrial Osterreich GmbH	37.500
ASSOCIATED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD
Al-Ghazi Tractors Ltd	Karachi	Pakistan	289,821,005	PKR	43.17	CNH Industrial N.V.	43.169
CNH Industrial Capital Europe S.a.S.	Nanterre	France	88,482,297	EUR	49.90	CNH Industrial N.V.	49.900
Farm FZCO	Jebel Ali	United Arab Emirates	6,600,000	AED	28.79	CNH Industrial Italia s.p.a.	28.788
IVECO-AMT Ltd.	Miass	Russia	65,255,056	RUR	33.33	CNH Industrial N.V.	33.330
Transolver Finance Establecimiento Financiero de Credito S.A.	Madrid	Spain	29,315,458	EUR	49.00	CNH Industrial N.V.	49.000
UNCONSOLIDATED SUBSIDIARIES
Altra S.p.A.	Genoa	Italy	516,400	EUR	100.00	Iveco S.p.A.	100.000
Case Construction Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
Case IH Agricultural Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
Case International Limited	Basildon	United Kingdom	1	GBP	100.00	New Holland Holding Limited	100.000
CNH INDUSTRIAL VENEZUELA, C.A.	Caracas	Venezuela	2,000,000	VEF	100.00	CNH Industrial N.V.	62.689
						Iveco S.p.A.	37.311
Employers Health Initiatives L.L.C.	Wilmington	U.S.A.	790,000	USD	100.00	CNH Industrial America LLC	100.000
International Harvester Company	Wilmington	U.S.A.	1,000	USD	100.00	CNH Industrial America LLC	100.000
Iveco Magyarorszag Kereskedelmi KFT	Budapest	Hungary	24,000,000	HUF	100.00	Iveco Austria GmbH	100.000
J.I. Case Company Limited	Basildon	United Kingdom	2	GBP	100.00	Case United Kingdom Limited	100.000
MVPC LLC	Moscow	Russia	10,000	RUR	50.00	OOO Iveco Russia	50.000
New Industrial Business 2 s.r.l.	Turin	Italy	31,539	EUR	100.00	CNH Industrial N.V.	100.000
SERFIT S.R.L.	Turin	Italy	50,000	EUR	100.00	CNH Industrial N.V.	100.000
OTHER ASSOCIATED COMPANIES
CONSORZIO FCA CNHI ENERGY	Turin	Italy	7,000	EUR	42.86	CNH Industrial Italia s.p.a.	14.286
						FPT Industrial S.p.A.	14.286
						Iveco S.p.A.	14.286
Consorzio Nido Industria Vallesina	Ancona	Italy	53,903	EUR	38.73	CNH Industrial Italia s.p.a.	38.728
Sotra S.A.	Abidjan	Ivory Coast	3,000,000,000	XAF	39.80	IVECO FRANCE SAS	39.800
Trucks & Bus Company	Tajoura	Libya	96,000,000	LYD	25.00	Iveco Espana S.L.	25.000
OTHER COMPANIES
CODEFIS Società consortile per azioni	Turin	Italy	120,000	EUR	19.00	CNH Industrial Capital Limited	19.000
Nuova Didactica S.c. a r.l.	Modena	Italy	112,200	EUR	12.27	CNH Industrial Italia s.p.a.	12.273
Polagris S.A.	Pikieliszki	Lithuania	1,133,400	LTL	11.05	CNH Industrial Polska Sp. z o.o.	11.054

Appendix I - CNH Industrial Group companies at December 31, 2018 249

Independent auditor’s report
To: the shareholders and audit committee of CNH Industrial N.V.
Report on the audit of the financial statements 2018 included in the annual report
Our opinion
We have audited the financial statements 2018 of CNH Industrial N.V., incorporated in Amsterdam, the Netherlands. The financial statements include the consolidated financial statements and the company financial statements.
In our opinion:

•
The accompanying consolidated financial statements give a true and fair view of the financial position of CNH Industrial N.V. as at December 31, 2018 and of its result and its cash flows for 2018 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.

•
The accompanying company financial statements give a true and fair view of the financial position of CNH Industrial N.V. as at December 31, 2018 and of its result for 2018 in accordance with Part 9 of Book 2 of the Dutch Civil Code.

The consolidated financial statements comprise:

•	The consolidated statement of financial position as at December 31, 2018.

•	The following statements for 2018: the consolidated income statement, the consolidated statements of comprehensive income, changes in equity and cash flows.

•	The notes comprising a summary of the significant accounting policies and other explanatory information.

The company financial statements comprise:

•	The company statement of financial position as at December 31, 2018.

•	The company income statement for 2018.

•	The notes comprising a summary of the accounting policies and other explanatory information.

Basis for our opinion
We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the “Our responsibilities for the audit of the financial statements” section of our report.
We are independent of CNH Industrial N.V. in accordance with the EU Regulation on specific requirements regarding statutory audit of public-interest entities, the Wet toezicht accountantsorganisaties (Wta, Audit firms supervision act), the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Materiality

Materiality	$100 million (or €87 million) (2017: $70 million or € 62 million)
Benchmark applied	Approximately 5% of EBIT (2017: approximately 5% of trading profit)
Explanation
Materiality is based on Earnings Before Interest and Taxes (EBIT), as we consider an earnings-based measure to be an appropriate basis for determining our overall materiality. The users of the financial statements of profit-oriented entities tend to focus on EBIT. We believe that EBIT is an important metric for the financial performance of the company. During 2018 the company changed it’s reporting of key metrics and therefore we change our materiality measure accordingly.

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We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.
We agreed with the audit committee that misstatements in excess of USD 5 million (or € 4.4 million), which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.
Scope of the Group audit
CNH Industrial N.V. is the parent of a group of entities (collectively referred to as ‘the Group’). The consolidated financial statements of the Group as at December 31, 2018, include CNH Industrial N.V. and 167 consolidated subsidiaries. The Group is organized in five reportable segments, being Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services, along with certain other corporate functions which are not included in the reportable segments.

Our Group audit mainly focused on significant Group entities. Group entities are considered significant either because of their individual financial significance or because they are likely to include significant risks of material misstatement due to their specific nature or circumstances. On this basis, we selected Group entities for which an audit or review had to be carried out on the complete set of financial information or on specific items. In establishing the overall approach to the audit, we determined the audit procedures required to be performed by us, as Group auditors or by Ernst & Young Global member firms and operating under our instructions.

Accordingly, we identified 18 of CNH Industrial N.V.’s Group entities, which, in our view, required an audit of their complete financial information, either due to their overall size or their risk characteristics. Specific audit procedures on certain balances and transactions were performed on a further 22 entities.

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In total these procedures represent 85% of the Group’s total assets and 77% of net revenues.

▪ Full scope	▪ Specific scope	ú Risk based analytical procedures

By performing the procedures mentioned above at Group entities, together with additional procedures at Group level, we have been able to obtain sufficient and appropriate audit evidence about the Group’s financial information to provide an opinion on the consolidated financial statements.
Our key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the audit committee. The key audit matters are not a comprehensive reflection of all matters discussed.

These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

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The key audit matters are in line with prior year.

Risk	Our audit approach	Key observations
Revenue recognition
Revenue is recognized when control of the vehicles, equipment, services or parts has been transferred and the Group’s performance obligations to the customers have been satisfied. Revenue is measured as the amount of consideration the Group expects to receive in exchange for transferring goods or providing services.

The Group also enters into contracts with multiple performance obligations. For these contracts, the Group allocates revenue from the transaction price to the distinct goods and services in the contract on a relative standalone selling price basis.

These transactions are susceptible to the risk that revenues may be recognized in the improper period as a result of manual journal entries recorded in corporate or consolidating entities at or near period end.

The Group disclosed its accounting policies related to revenue recognition in the Note ‘Significant accounting policies to the consolidated financial statements’, which includes the disclosures of the impact of the IFRS 15 adoption and the disclosures on revenue are included in note 1.

We designed our audit procedures to be responsive to this risk. We assessed the overall sales process, including internal risk management procedures and the system controls for the recording of sales contracts and related sales incentives. We obtained an understanding of the processes related to revenue recognition and evaluated the design and tested the effectiveness of controls in this area relevant to our audit. We tested the operation of key controls, including the precision set by management when performing controls involving the review of reports and data. This will include testing management’s review of the estimate of variable consideration and the related constraint, as applicable. We performed a combination of internal control and substantive audit procedures to address the revenue recognition through tests of details of samples of sales transactions and analytical procedures. We specifically tested manual journal entries by using sampling techniques and data analytics. We evaluated and tested assumptions and judgments made by management (including the appropriateness of the method used) in the estimate of variable consideration and application of the constraint, including any contrary evidence, and obtaining representations from various members of management regarding their awareness of anything that could have affected current year revenue. We also ensured that assumptions included in the sales allowances analyses are properly supported. The effects of the adoption of IFRS 15 have been audited by evaluating the design and testing the operating effectiveness of new post-adoption controls that address new risks. We audited the disclosures included in the 2018 annual report required by IFRS 15.

Based on the procedures performed, we did not identify any evidence of material misstatement in the revenue recognized in the year in accordance with IFRS 15, nor in amounts deferred as of December 31, 2018 or in the disclosures required by IFRS 15.

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Risk	Our audit approach	Key observations
Valuation of deferred taxes
At December 31, 2018, the Group had total theoretical future tax benefits arising from deductible temporary differences of $ 1,854 million and tax loss carry forwards and tax credits of $ 616 million that have been reduced by $ 822 million of tax assets whose recoverability is not probable and $ 1,046 million of deferred tax liabilities. This resulted in net deferred tax assets of $ 602 million. The analysis of the recoverability of deferred tax assets was significant to our audit because the assessment process is complex and judgmental and is based on assumptions that are affected by expected future market or economic conditions.

The Group’s disclosures related to income taxes are included in Note 10 to the consolidated financial statements.

We obtained an understanding of the income tax process, and evaluated the design and tested the effectiveness of controls in this area relevant to our audit. We performed internal control procedures and substantive audit procedures on the recognition of deferred tax balances based on different local tax regulations, on the analysis of the recoverability of the deferred tax assets. We have evaluated the company’s assumptions and estimates in relation to the likelihood of generating sufficient future taxable income based on budgets and strategic business plans, principally by performing sensitivity analyses and evaluating and testing the key assumptions used to determine the amounts recognized.

We challenged the robustness of judgments relating to deferred tax assets recognized on the basis of profit forecasts.

We also assessed the forecasting quality by comparing forecasts as included in tests prepared in prior years to the actuals.

We have assessed the adequacy of the financial statements disclosure in note 10 regarding recognized deferred tax assets.

We have involved EY tax specialists to support us in these procedures.

We did not identify any evidence of material misstatement of deferred tax assets as recorded in the year-end Balance Sheet or in the disclosures thereof.

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Risk	Our audit approach	Key observations
Valuation of non-current assets with indefinite useful lives
At December 31, 2018, the recorded amount of goodwill and other intangible assets with indefinite useful lives was $ 2,464 million and $233 million. These assets have primarily been allocated to the Company's group of cash generating units ('CGU') namely Agricultural Equipment, Construction Equipment and Financial Services as set out in note 13 to the consolidated financial statements. The Group tests the carrying amounts of this group of CGU's for impairment annually or more frequently, if there is an indication that an asset may be impaired. During the period the Group recorded no impairments. Determining the recoverable amount of the group of CGU's is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, changes in working capital requirements and the discount rate.

The annual impairment test is significant to our audit because the assessment process is complex and requires significant judgment. The Group disclosed the nature and value of the assumptions used in the impairment analyses in Note 13 to the consolidated financial statements.

Our attention during the audit was mainly focused on the non-current assets with an indefinite useful live in the Construction Equipment segment.
We obtained an understanding of the impairment assessment processes and evaluated the design and tested the effectiveness of key controls over the data and assumptions used in this area relevant to our audit. With the assistance of our internal EY valuation specialists, our focus included evaluating the work of the management specialists used for the valuation, evaluating and testing key assumptions used in the valuation including projected future income and earnings, performing sensitivity analyses, and testing the allocation of the assets, liabilities, revenues and expenses to each of the segments.

We evaluated whether the impairment methodology applied by the Company is in line with the requirements per IAS 36, Impairment of Assets. We validated that the level at which goodwill and other non-current assets are tested continues to be appropriate. We tested the carrying amounts included in the impairment tests.

The forecasted cash-flows are an important input for the assessment of the recoverability. We have reconciled these forecasts for the group of CGU's with the approved strategic plans. We also assessed the forecasting quality by comparing forecasts as included in tests prepared in prior years to the actuals.

Finally, we performed independent calculations to validate the sensitivity analysis as referred to in Note 13 to the consolidated financial statements.

We noted that the assumptions relating to the impairment models fell within acceptable ranges.

We concur with management’s conclusion that no impairment of non-current assets with indefinite useful lives is required as at December 31, 2018

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Report on other information included in the annual report
In addition to the financial statements and our auditor’s report thereon, the annual report contains other information that consists of:

•	The management board report consisting of:

•	Presentation of financial and certain other information

•	Our commitment to sustainable development and long term value creation report

•	The report on operations

•	Other information as required by Part 9 of Book 2 of the Dutch Civil Code

Based on the following procedures performed, we conclude that the other information:

•	Is consistent with the financial statements and does not contain material misstatements

•	Contains the information as required by Part 9 of Book 2 of the Dutch Civil Code
We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is substantially less than the scope of those performed in our audit of the financial statements.

Management is responsible for the preparation of the other information, including the management board report in accordance with Part 9 of Book 2 of the Dutch Civil Code and other information as required by Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements
Engagement
We have been appointed in the shareholders meeting on September 9, 2013 as auditor of CNH Industrial N.V. to perform the audit of its 2013 financial statements and have continued as its statutory auditor since then.
No prohibited non-audit services
We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audit of public-interest entities.

Description of responsibilities for the financial statements
Responsibilities of management and the audit committee for the financial statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, management is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, management should prepare the financial statements using the going concern basis of accounting unless management either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

The audit committee is responsible for overseeing the company’s financial reporting process.

Our responsibilities for the audit of the financial statements
Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit.

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Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included among others:

•
Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control

•
Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control

•	Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management

•
Concluding on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern

•	Evaluating the overall presentation, structure and content of the financial statements, including the disclosures

•	Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the Group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for Group entities. Decisive were the size and/or the risk profile of the Group entities or operations. On this basis, we selected Group entities for which an audit or review had to be carried out on the complete set of financial information or specific items.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit. In this respect we also submit an additional report to the audit committee in accordance with Article 11 of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor’s report.

We provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the audit committee, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Amsterdam, March 1, 2019

Ernst & Young Accountants LLP

/s/ O.E.D. Jonker

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